.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia Tbk

(Registrant)

March 31, 2024	By: /s/ R Achmad Faisal
(Signature)

R Achmad Faisal
Acting As Vice President Investor Relation

THEME

Transformation Towards Excellence

Amid increasingly developing technology and digitalization, PT Telkom Indonesia (Persero) Tbk (Telkom) continues to innovate to expand its services. The increasingly rapid development of digitalization presents challenges and opportunities for Telkom as the largest telecommunication company in Indonesia. The increasing demand for digital services opens opportunities for Telkom to develop and expand the various digital services offered to meet customer needs. Meanwhile, internet access, which still needs to be evenly distributed throughout Indonesia, is one of the biggest challenges in this era of digitalization. For this reason, we are committed to supporting the Indonesian Government's efforts to encourage increased growth in the telecommunication sector and accelerate national digital transformation. We will continue to innovate and prioritize the quality of our services to support the transformation towards a superior Indonesian digital economy and increase the creation of shared value for all stakeholders.

DISCLAIMER

PT Telkom Indonesia (Persero) Tbk has published this Report as a form of transparency and accountability to present material data and information for our stakeholders. In general, the contents of this Report are derived from internal analysis as well as credible document sources and trustworthy sources. Some parts of this Report contain data and information that are forward-looking statements such as targets, expectations, forecasts, estimates, prospects, or projections of Telkom's future operational performance and business conditions. Before being presented in this Report, Telkom has carefully considered the data and information.

However, Telkom understands that risks and uncertainties that are caused by several factors, such as changes in the economic, social, and political conditions in Indonesia may affect future operational performance and business conditions. Consequently, Telkom would like to remind readers that Telkom cannot guarantee that the data and information that comprise this Report’s forward-looking statements are true, accurate, and can be fulfilled entirely.

In addition to publishing this Report, Telkom as a company listed on the New York Stock Exchange (NYSE) is also required to submit SEC Form 20-F as Annual Report to the Securities and Exchange Commission (SEC). Therefore, some of the information in the 2023 Annual Report can also be found in the SEC Form 20-F, although the two Reports are not the same.

The term “Telkom” as used in this Report refers to the parent entity, while the term “Telkom and its Subsidiaries” or “TelkomGroup” refers to the entire parent company, subsidiaries, and affiliated entities as a whole. Nevertheless, the use of the term “Telkom” does not exclude subsidiaries and affiliates within the scope of the contents and discussion of the Report. For the convenience of stakeholders, the electronic document of this 2023 Annual Report can be accessed and downloaded through http://www.telkom.co.id or scan here:

IDX Ticker	: TLKM
NYSE Ticker	: TLK

Telkom stakeholders can submit questions and suggestions to:

Investor Relation Unit

PT Telkom Indonesia (Persero) Tbk

The Telkom Hub, Telkom Landmark Tower 39th Floor

Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia

Phone	: (6221) 521 5109
Facsimile	: (6221) 522 0500
E-mail	: investor@telkom.co.id
Facebook	: TelkomIndonesia
Instagram	: telkomindonesia
Twitter	: @telkomindonesia

Table of Content

TELKOM HIGHLIGHTS

8	Profile of Telkom and Its Subsidiaries
10	Products and Customers
11	Infrastructure
13	Operational Areas and Services
14	Key Financial Data Overview
17	Stock Information
19	Information Regarding Obligations, Sukuk or Convertible Bonds

Table of Content

PROFILE OF TELKOM AND ITS SUBSIDIARIES

PROFILE OF TELKOM

Company Name	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk
Abbreviated Name	PT Telkom Indonesia (Persero) Tbk
Commercial Name	Telkom
Business Fields, Type of Products, and Services	The operation and management of telecommunications networks and services, informatics as well as the optimalization of the utilization of the Company’s resources
Corporate Status	Public Company, State-Owned Enterprise
Ownership	52.09% The Government of the Republic of Indonesia 47.91% Public
Legality	Tax Identification Number (NPWP) 01.000.013.1-093.000
Trade Business License (SIUP) based on Business Identification Number (NIB) No. 9120304490415
Company Establishment Date	November 19, 1991
Legal Basis of Establishment

Based on Government Regulation No. 25 of 1991, the status of our Company was converted into a State-owned Limited Liability Company ("Persero"), based on the Notarial Deed of Imas Fatimah, S.H. No.128 dated September 24, 1991, as approved by the Ministry of Justice of the Republic of Indonesia by virtue of Decision Letter No. C2 6870.HT.01.01.th.91 dated November 19, 1991 and as announced in the State Gazette of Republic of Indonesia No. 5 dated January 17, 1992, Supplement to the State Gazette No. 210

Head Office Address and Contact	Graha Merah Putih Jl. Japati No. 1 Bandung Jawa Barat, Indonesia - 40133
	Phone Fax Call Center Website E-mail	: +62-22-4521404 : +62-22-7206757 : +62-21-147 : www.telkom.co.id : corporate_comm@telkom.co.id
: investor@telkom.co.id
Social Media	Facebook	: TelkomIndonesia
	Instagram	: telkomindonesia
	Twitter	: @telkomindonesia
	YouTube	: TelkomIndonesiaOfficial
	LinkedIn	: Telkom Indonesia
Stock Listing	The Company is listed on the Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE) since November 14, 1995
Ticker	Indonesia Stock Exchange (IDX): TLKM New York Stock Exchange (NYSE): TLK
Stock Type	Series A Dwiwarna shares and series B shares
Authorized Capital	1 series A Dwiwarna share 389,999,999,999 series B shares
Issued and Fully Paid Capital	1 series A Dwiwarna share 99,062,216,599 series B shares
Rating	International	: Baa1 (stable) from Moody’s : BBB (stable) from Fitch Ratings
	Domestic	: idAAA by Pefindo for 2023

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PROFILE OF SUBSIDIARIES

Telkom is the largest telecommunication company in Indonesia with 12 subsidiaries with direct ownership and actively operating, 31 subsidiaries with indirect ownership, and 9 affiliated entities.

Subsidiaries with direct ownership and actively operating:

is a cellular operator with the widest network reaching more than 90% of Indonesia’s population, with its core business comprises of cellular telecommunications services and the operation of cellular telecommunications networks.

is an investment company and sub-holding which has expanded into various basic digital services and ICT industries through acquisition, partnership and the construction of a strong business ecosystem.

(Telkomsat) is a company with a satellite business portfolio that provides end-to-end satellite-based digital service focusing on customer needs (customer-oriented).

Telkomsel

PT Telekomunikasi Selular (Telkomsel) is a cellular operator with the widest network reaching more than 90% of Indonesia’s population, with its core business comprises of cellular telecommunications services and the operation of cellular telecommunications networks.

Telkom Metra

PT Multimedia Nusantara (Telkom Metra) is an investment company and sub-holding which has expanded into various basic digital services and ICT industries through acquisition, partnership and the construction of a strong business ecosystem.

Telkomsat

PT Telkom Satelit Indonesia (Telkomsat) is a company with a satellite business portfolio that provides end-to-end satellite-based digital service focusing on customer needs (customer-oriented).

PINS PT PINS Indonesia (PINS) is a company that provides various technological facilities and equipment, device integration, networks, systems, processes, and the Internet of Things (IoT).

Telkom Akses

PT Telkom Akses (Telkom Akses) is a company that engaged in the deployment and management of fixed broadband access network infrastructure services, managed service, and operation maintenance of fixed broadband access networks.

Telin

PT Telekomunikasi Indonesia International (Telin) is a global telecommunications operator that provides telecommunications & IT service solutions overseas with 7 active and operating subsidiaries overseas.

Mitratel

PT Dayamitra Telekomunikasi (Mitratel) is a company that provides infrastructure for telecommunication towers (tower provider) for the domestic market with a core business that includes tower construction and tower management services (collocation & reseller).

Telkom Infra

PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra) is a provider of domestic and international telecommunications infrastructure management services (service and solution), with the core business of telecommunications infrastructure services and submarine cable services.

Metranet PT Metranet (Metranet) is an integrated media and digital content provider with a core business in online media, digital content, and digital billing.

Telkom Property

PT Graha Sarana Duta (Telkom Property) is a property service company that focuses on leveraging Telkom’s idle assets. Its core business is property management, property development, project management, and facilities management.

NeutraDC

PT Telkom Data Ekosistem (NeutraDC) is a company with a focus on data center infrastructure business portfolio with the core business of collocation provider and their supporting ecosystem including managed data center operations, cross connect, and smart hand.

Sigma PT Sigma Cipta Caraka (Sigma) is a consulting service provider company for hardware, computer software, and consolidated data center.

Note:

A more complete list of subsidiaries can be seen in the Consolidated Financial Statements.

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PRODUCTS AND CUSTOMERS

, and digital services. IndiHome fixed broadband subscribers
Consumer Fixed voice, fixed broadband, IP-TV, and digital services. 10.1 million IndiHome fixed broadband subscribers

Mobile

Cellular legacy services (voice and SMS), mobile broadband, as well as mobile digital services including IoT, big data, financial services, VOD, music, gaming, and digital advertisement.

159.3 million cellular subscribers

7.5 million postpaid subscribers

151.8 million prepaid subscribers

127.1 million mobile broadband subscribers

Enterprise

ICT and platform services that include connectivity, IT services and cloud, business process outsourcing, devices, satellite business, digital services and adjacent services, such as e-health services and ATM management.

524 Groups of SOEs, MOCs, and Public Service Agencies customers

1,694 Private customers

618,854 SME customers

714 Government Institution customers

Wholesale and International Business

Domestic and international wholesale traffic, network, and digital platform and services as well as tower, data center, and managed infrastructure and network.

7 other licensed operator (OLO) customers

382 internet service provider customers

26 transponder & closed user group customers

593 global partner customers

Others

Digital services such as digital platform, digital content, e-commerce for B2B, and property management in view to fully utilize Telkom's property assets throughout Indonesia.

17.7 million active users of digital music (RBT, music streaming, dan Langit Musik)

15.6 million paying users of digital games

10.5 million paying users of digital edutainment (OTT Video)

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INFRASTRUCTURE

Telkom and its subsidiaries continue to develop to provide the good service. One of the efforts made is by developing infrastructure through Indonesia Cyber Core Program which consists of three components, namely id-Service (id-SEV), id-Convergence (id-COV), and id-Network (id-NET).

id-Service (id-SEV)	Games, Video/TV, education, e-commerce, mobile payment, travel, crowd-sourcing, health
	•	4 clusters Application Development Platform Infrastructure
	•	1 cluster Data Management Platform Infrastructure
	•	1 cluster Graphical Processing Unit (GPU) Farming Infrastructure
	•	1 cluster In-memory Database Infrastructure
	•	1 cluster Artificial Intelligent Infrastructure
	•	2 clusters Big Data Platform Infrastructure
id-Convergence (id-COV)	Data Center 32 data centers consisting of:
	•	5 data centers (overseas)
	•	23 data centers neuCentrlX (domestic)
	•	3 data centers enterprise tier 3 and 4 (domestic)
	•	1 data center hyperscale tier 3 and 4 (domestic)
Telkom Cloud (T-Cloud)
	•	Public Cloud: 2 zones consisting of T-Cloud and Flou-Cloud
	•	Hybrid Cloud: 1 zone, Playcourt
	•	Private Cloud: 1 zone, Telkom Internal Cloud
Internet of Thing (IoT)/Machine to Machine (M2M)

Security

To guard against cyberattacks towards systems and applications, a Vulnerability Assessment is conducted on a regular basis for all applications and network elements that we operate. The testing process is carried out using Vulnerability Assessment Tools to ensure the accuracy of the test results.

Big Data/Artificial Intelligence (AI)
	•	1 system full-stack big data platform
	•	1 system multimedia data extraction
	•	Various standalone and embedded AI capabilities
Augmented Reality (AR)/Virtual Reality (VR) 1 system
Payment/block-chain 3 systems
id-Network (id-NET)	Fiber Optic Backbone Network 176,663 km
	•	111,663 km domestic fiber optic
	•	64,700 km international fiber optic
Point of Presence (PoP) 122 PoP covering:
	•	64 PoP in the domestic network
	•	58 PoP in the international network
Satellite 2 Satellites with total capacity 109 TPE
	•	Merah Putih Satellite (60 TPE)
	•	Telkom 3S (49 TPE)
Mobile Network
	a.	247,472 BTS
• 48,980 BTS 2G
• 197,838 BTS 4G
• 654 BTS 5G
	b.	43,047 towers
• 4,556 Telkomsel towers
• 38,014 Mitratel towers
• 477 Telkom towers

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Fiber Optic Access Network
•	38 million Homes Passed
•	16 million Optical Ports
Wi-Fi, 394,031 Access Point
•	123,311 Managed Access Point
•	221,000 Homespot
•	49,720 ONT Premium

Note:

Cluster is a group of integrated infrastructure to support digital services.

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OPERATIONAL AREAS AND SERVICES

7	Telkom Regional Offices
61	Telecommunications areas
186	Plasa Telkom Outlets
14

Global Offices in Australia, Hong Kong, Malaysia, Myanmar, Singapore, Taiwan, Timor-Leste, Dubai, and the United States also Global Sales Representatives in the United Kingdom, Philippines, Vietnam, Canada, and India

309	GraPARI in Indonesia
571	IndiHome Sales Car unit

,
176,663 km	Optic Backbone Network
122	Point of Presence (PoP)
2	Satellites with a total capacity of 109 TPE
247,472	Mobile Network BTS
43,047	Tower
394,031	Wi-Fi Access Point

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KEY FINANCIAL DATA OVERVIEW

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Description	2023	2022	2021	2020	2019
	In Rp billion, unless otherwise stated
Total revenues	149,216	147,306	143,210	136,462	135,567
Total expenses*	104,300	101,569	99,303	93,274	93,913
EBITDA	77,579	78,992	75,723	72,080	64,832
Operating profit	44,384	39,581	47,563	43,505	42,394
Profit for the year	32,208	27,680	33,948	29,563	27,592
Profit for the year attributable to:
Owners of the parent company	24,560	20,753	24,760	20,804	18,663
Non-controlling interest	7,648	6,927	9,188	8,759	8,929
Total comprehensive profit for the year	30,754	29,447	35,928	25,986	25,400
Total comprehensive profit for the year attributable to:
Owners of the parent company	23,083	22,468	26,767	17,595	16.624
Non-controlling interest	7,671	6,979	9,161	8,391	8.776
Basic earning per share (in full):
Net income per share	247.92	209.49	249.94	210.01	188.40
Net income per ADS (1 ADS : 100 common stock)	24,792	20,949	24,994	21,001	18,840

Remark:

*	Exclude other income (expense).

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Description	2023	2022	2021	2020	2019
	In Rp billion
Assets	287.042	275,192	277,184	246,943	221,208
Liabilities	130.480	125,930	131,785	126,054	103,958
Equity attributable to owner of the parent company	135.744	129,258	121,646	102,527	99,561
Net working capital (current asset - current liabilities)	(15.955)	(15,331)	(7,854)	(22,590)	(16,647)
Long-term investment in associates	109	123	139	192	1,944

CAPITAL EXPENDITURE

Description	2023	2022	2021	2020	2019
	In Rp billion
Capital Expenditure	32,968	34,156	30,341	29,436	36,585

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CONSOLIDATED FINANCIAL AND OPERATION RATIOS

Description	Unit	2023	2022	2021	2020	2019
Return on Assets (ROA) (1)%		11.2	10.1	12.2	12.0	12.5
Return on Equity (ROE) (2)		20.6	18.5	23.3	24.5	23.5
Operating Profit Margin (3)		29.7	26.9	33.2	31.9	31.3
Current Ratio (4)		77.7	78.2	88.6	67.3	71.5
Total Liabilities to Equity (5)		83.3	84.4	90.6	104.3	88.7
Total Liabilities to Total Assets (6)		45.5	45.8	47.5	51.0	47.0
Debt to Equity Ratio (7)	x	0.4	0.4	0.5	0.5	0.4
Debt to EBITDA Ratio (8)		0.9	0.8	0.9	0.9	0.8
EBITDA to Interest Expense (9)		16.7	19.6	17.3	15.9	15.3

Remarks:

(1)	ROA is calculated as profit for the year divided by total assets at year end December 31.
(2)	ROE is calculated as profit for the year divided by total equity at year end December 31.
(3)	Operating profit margin is calculated as operating profit divided by revenues.
(4)	Current ratio is calculated as current assets divided by current liabilities at year end December 31.
(5)	Liabilities to equity ratio is calculated as total liabilities divided by total equity at year end December 31.
(6)	Liabilities to total assets ratio is calculated as total liabilities divided by total assets at year end December 31.
(7)	Debt to equity ratio is calculated as debt (included finance lease) divided by total equity.
(8)	Debt to EBITDA ratio is calculated as debt (included finance lease) divided by EBITDA.
(9)	EBITDA to interest ratio is calculated as EBITDA divided by cost of funds.

Revenue

EBITDA

Net Income

Earning Per Share

Table of Content

EBITDA Margin

Net Income Margin

Profitability Ratio

Leverage Ratio

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STOCK INFORMATION

TELKOM’S STOCK INFORMATION AT IDX

Calendar Year		Price Per Share			Volume	Outstanding Shares	Market Capitalization
		Highest (Rp)	Lowest (Rp)	Closing (Rp)	(Shares)	Excluding Treasury Stock	(Rp billion)

2022		4,850	3,570	3,750	29,679,859,500	99,062,216,600	371,483
	First quarter	4,700	4,030	4,580	6,812,010,800	99,062,216,600	453,705
	Second quarter	4,850	3,930	4,000	7,780,427,000	99,062,216,600	396,249
	Third quarter	4,770	3,840	4,460	7,522,276,500	99,062,216,600	441,817
	Fourth quarter	4,540	3,570	3,750	7,565,145,200	99,062,216,600	371,483
2023		4,500	3,390	3,950	21,047,954,600	99,062,216,600	391,296
	First quarter	4,130	3,690	4,060	4,825,397,400	99,062,216,600	402,193
	Second quarter	4,500	3,930	4,000	5,570,072,100	99,062,216,600	396,249
	Third quarter	4,030	3,670	3,750	5,786,841,600	99,062,216,600	371,483
	Fourth quarter	4,000	3,390	3,950	4,865,643,500	99,062,216,600	391,296

Telkom’s stock price on the last trading day on December 29, 2023 at IDX closed at Rp3,950. With that price, Telkom’s market capitalization reached Rp391.3 trillion or 3.35% of the total capitalization of IDX.

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TELKOM’S AMERICAN DEPOSITORY SHARES (ADS) INFORMATION AT NYSE

Calendar Year		Price Per ADS			Volume (ADS)
		Highest	Lowest	Closing
		(US$)	(US$)	(US$)
2022		33.21	23,03	23,85	69,735,455
	First quarter	32.75	28,38	31,95	18,962,553
	Second quarter	33.21	26,43	27,04	15,991,374
	Third quarter	31.95	26,08	28,85	16,838,474
	Fourth quarter	29.56	23,03	23,85	17,943,054
2023		29.58	21.67	25.76	54,900,663
	First quarter	27.53	23.76	27.27	14,860,295
	Second quarter	29.58	26.16	26.67	11,001,104
	Third quarter	26.66	23.72	24.10	13,205,441
	Fourth quarter	26.01	21.67	25.76	15,833,823

On December 29, 2023, closing price for 1 Telkom ADS on New York Stock Exchange (NYSE) is US$25.76. The following table reports the highest, lowest, closing price, and trading volume of Telkom ADS which listed on NYSE for the indicated period.

CORPORATE ACTION INFORMATION REGARDING STOCKS

Until the end of 2023, both on IDX and NYSE, company will not carry out corporate actions such as stock split, reverse stock, stock dividend, bonus share, changes in the nominal value of share, issuance of convertible securities, as well as addition and reduction in capital. Apart from that, there are also no sanction for temporary termination of suspension and/or delisting. Therefore, this Report does not contain information related to this matter.

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INFORMATION REGARDING OBLIGATIONS, SUKUK OR CONVERTIBLE BONDS

Bonds	Principal (Rp million)	Issuance Date	Maturity Date	Term (Years)	Interest Rate per Annum (%)	Underwriter	Trustee	Rating (Pefindo)
Telkom Shelf Registered Bond I 2015 Series B	2,100,000	June 23, 2015	June 23, 2025	10	10.25	PT Bahana Sekuritas; PT BRI Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas Indonesia Tbk	PT Bank Permata Tbk	idAAA
Telkom Shelf Registered Bond I 2015 Series C	1,200,000	June 23, 2015	June 23, 2030	15	10.60
Telkom Shelf Registered Bond I 2015 Series D	1,500,000	June 23, 2015	June 23, 2045	30	11.00

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DIGITAL TRANSFORMATION ADVANCES THE FUTURE OF INDONESIA

Thank you for the trust and support that has been given to Telkom Indonesia. With the spirit of #ElevatingYourFuture, Telkom always makes the best contribution to all Indonesian people to create a better future.

d
January, February, March
•	Initiating Green Data Center
•	Supporting digitalization of education through the Digital Innovation Learning School
•	Organizing Business Matching PaDi UMKM
•	Acquired Indosat tower by Mitratel
•	Signing of strategic cooperation between NeutraDC, Naver Cloud, and CISCO
•	Launching Interplay Smart Home+

i
April, May, June
•	Holding Mudik Bersama BUMN
•	Strategic collaboration between MDI Ventures and Antler Germany
•	Supporting Infrastructure of the 42nd Asean Summit in Labuan Bajo
•	Implementation of TelkomGroup's commitment to Digital Inclusivity
•	Implementation of Telkom's AGMS for Financial Year 2022
•	Implementation of IndiHome Integration with Telkomsel (FMC)

c
July, August, September
•	Telkom's 58th Anniversary Celebration: Digiland 2023
•	Implementation of CSR: Assistance for Qurban Animals on Eid al-Adha 1444
•	Initiating NeutraDC's Net Zero Emission commitment
•	Supporting infrastructure of the 43rd Asean Summit in Jakarta
•	Organizing the Bali Annual Telkom International Conference (BATIC) 2023
•	Participation of Telkom-assisted SMEs in China - ASEAN Expo

October, November, December
•	Supporting infrastructure of AIS 2023 Forum & MotoGP Mandalika
•	Presenting Telkom reliable connectivity at the FIFA U-17 World Cup Indonesia 2023
•	Launching EXIST: ESG Existence for Sustainability by Telkom Indonesia
•	Achieved Forbes World's Best Employers 2023
•	Initiating B2B cooperation between Telkom and Huawei
•	Establishment of TelkomGroup SIAGA Post for Christmas - New Year

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Company Performance

Revenue	Rp149,216 billion (1.30% YoY)
EBITDA	Rp77,579 billion (-1.79% YoY)
Net Profit	Rp24,560 billion (18.3% YoY)
Mobile Customers	159.3 million subscribers
IndiHome Customers	10.1 million subscribers

Awards

•	The International ARC Awards (AR)
•	Anugerah Media Humas 2023
•	CNBC Indonesia Awards 2023 (CEO)
•	BCOMSS 2023
•	Forbes World’s Best Employers 2023
•	Indonesia Best Workplace for Woman Award 2023

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MANAGEMENT REPORTS

23	Report of the Board of Commissioners
29	Report of the Board of Directors
35	Statement Letter of Responsibility for 2023 Annual Report

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REPORT OF THE BOARD OF COMMISSIONERS

“Based on the views and assessments of the Board of Commissioners, the Board of Directors carried out its duties and responsibilities well in 2023, reflected in the Company's exemplary performance achievements.”

Esteemed stakeholders,

Praise and gratitude to God Almighty because 1e, with His grace, PT Telkom Indonesia (Persero) Tbk ("Telkom" or "the Company") made it through 2023 by recording a proud performance amidst various global uncertainties and challenges. Therefore, on this precious occasion, allow me, on behalf of the Board of Commissioners, to submit a report on the supervision of Telkom Indonesia's business management for the financial year 2023.

This report includes our assessment of the performance of the Board of Directors in managing the company; supervision of the formulation and implementation of strategies by the Board of Directors; views on the company's business prospects prepared by the Board of Directors; and views on the implementation of corporate governance.

MACROECONOMIC AND INDUSTRY OUTLOOK

Indonesia's macroeconomy in 2023 continues to show considerable resilience amidst various global uncertainties. Indonesia's economy grew by 5.05% in 2023, supported by strong domestic consumption, investment growth, and sustainable structural reforms. Inflation conditions are still maintained at around 2.5%, in which case the government has succeeded in conducting a stable monetary policy that can suppress inflation rates, especially volatile food price inflation. According to the International Monetary Fund (IMF), the global economy is forecast to grow by 3.1% in 2024, and for developing countries it is forecasted to grow by 5.2%. Due to the effects of elections and government spending, Indonesia is predicted to grow by up to 5.3% in 2024. The economic challenges lie in geopolitical conditions, supply chain disruption, and climate change.

The telecommunications industry is vital to the nation's economic and social development in this digital era. With the number of mobile internet users reaching 353.3 million, Indonesia has one of the largest telecommunications industries in Southeast Asia1. Moreover, 70% of Indonesia's demographics are dominated by tech-savvy2, productive ages, thus opening up more significant opportunities for progress. The use of technology is inseparable from daily life, with the majority of Indonesians using the internet to access social media (97.8%), read online news (70.7%), listen to streaming music (71%), and stream on-demand TV (65.8%)3.

This development has driven the rapid growth of the Information and Communication Technology (ICT) sector. In 2022, the ICT sector contributed significantly to the national GDP, reaching 812.81 trillion rupiah4. Its growth is also predicted to stabilize, with a CAGR of 6.1% during 2023-20275. Not only that, Indonesia's digital economy also continues to grow. The digital economy's contribution to GDP is expected to jump from 8% in 2022 to 14% in 20276. The Gross Merchandise Value (GMV) of Indonesia's digital economy is predicted to reach USD 210-360 billion by 20307. This figure shows the tremendous potential for Indonesia's economic growth in the digital era. Technologies such as e-commerce, fintech, and artificial intelligence (AI) will be the main drivers of digital economic growth in the future.

Despite this vast potential, Telkom, as a state-owned telecommunications company, is faced with various obstacles in responding to the development of digitalization. To become a leader in this digital era, Telkom continues to adapt to change, improve network infrastructure, expand service coverage, and bring relentless innovation to meet evolving market demands.

1 We are Social and Meltwater, 2024

2 BPS, 2020

3 We are Social and Meltwater, 2024

4 Statista, 2023

5 Twimbit Analysis, 2023

6 Twimbit Analysis, 2023

7 Google, Temasek, and Bain, 2023

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However, we also recognize that competition in the telecommunications industry is increasingly fierce. Regulatory changes, technological innovations, and market dynamics will affect service quality, operational efficiency, and reduce our competitive advantage.

ASSESSMENT OF THE PERFORMANCE OF THE BOARD OF DIRECTORS REGARDING THE MANAGEMENT OF THE COMPANY

Each year, the Board of Commissioners conducts an assessment of the performance of the Board of Directors, which is comprehensively described in the Key Performance Indicators (KPI) of the Board of Directors individually and collegially, which is submitted to the Shareholders through the General Meeting of Shareholders (GMS).

Based on the views and assessments of the Board of Commissioners, the Board of Directors carried out its duties and responsibilities well in 2023, reflected in the Company's exemplary performance achievements.

In our view, the Board of Directors of Telkom Indonesia has taken four critical steps in 2023, namely:

1.

Maintaining the Company's health in a stable and prospective condition.

Amid increasingly fierce competition, Telkom Indonesia recorded exemplary financial achievements during the 2023 financial year, with stable revenue growth, improved profitability, and efficient capital management. Key financial ratios also showed positive developments resulting from strategic decisions and proper execution of decisions by the Board of Directors. Investors' views on Telkom's share price prospects are also favorable, as indicated by the positive recommendations from most major analysts for Telkom shares in 2023.

2.

Laying the pillars of future growth through the 5 Bold Moves initiatives.

In addition to maintaining Telkom's growth in 2023, the Board of Directors has simultaneously led a series of 5 Bold Moves strategic initiatives. The strategic initiatives in the Company's 2019-2024 Long Term Plan are based on five main strategies: Fixed Mobile Convergence, Network Infrastructure, Data Center, B2B IT Service, and Digital Company.

The corporate and business transformation process was never done in the previous Board of Directors' leadership era. It is difficult to drive change for a company like Telkom, which has more than 23,064 employees and 58 subsidiaries. This certainly has consequences in all aspects of corporate management, such as strategic planning, business processes, information technology, human resources, corporate communications, and risk management.

We realize that the benefits of transformation cannot always be reaped at the time of the transformation, so it is essential for the Board of Commissioners to constantly remind the Board of Directors to show exemplary leadership and consistency to foster awareness among employees to change and grow for the betterment of the Company.

3.

Improving the quality of governance, risk, and compliance.

Along with the increasing complexity of business and the industry challenges faced by TelkomGroup, the Board of Directors continues to realize a solid commitment to managing risks that arise in business management. We observe that several concrete steps have been taken to improve the quality of GRC in Telkom, among others, through increasing risk management competencies in the management of the Company and its subsidiaries, enhancing the implementation of integrated risk management in TelkomGroup, and implementing risk project assessment.

4.

Broadening the perspective of corporate social responsibility within the ESG framework.

Throughout 2023, TelkomGroup strives to improve operational and financial performance balanced with the management of ESG aspects to contribute to future sustainability and support the achievement of the Sustainable Development Goals (SDGs). The Board of Commissioners views that the Board of Directors has run the Company with due regard to ESG management throughout 2023.

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We can conclude that Telkom Indonesia's Board of Directors has performed well in managing the company and driving sustainable growth. These achievements do not deter us from improving our supervisory functions and enhancing our cooperation with the Board of Directors to improve performance and achieve greater heights in the future.

SUPERVISION OF THE BOARD OF COMMISSIONERS IN THE FORMULATION AND IMPLEMENTATION OF CORPORATE STRATEGY BY THE BOARD OF DIRECTORS

As part of the implementation of the Company's Articles of Association and other relevant provisions, such as Regulation of the Minister of SOEs Number PER-2/MBU/03/2023 dated March 24, 2023, concerning Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises, the Board of Commissioners plays an active role in overseeing the Company's strategy and ensuring that the steps taken are aligned with the Company's purpose, vision and mission.

The Company has a systematic planning hierarchy, starting with its Long Term Plan (RJPP), Corporate Strategic Scenario (CSS), and the Company's Budget Work Plan (RKAP). For each level of planning, the Board of Commissioners must evaluate the proposal submitted by the Board of Directors, approve the proposed strategic plan, and monitor the implementation of the Company's strategy.

To supervise the process and approval of the Company's strategic planning, especially the RJPP and CSS, the Board of Commissioners, through the Planning & Risk Monitoring Evaluation Committee (KEMPR), identifies and evaluates external and internal factor, evaluates risks in each strategic plan, and verifies financial projections in the RJPP and CSS. As for the supervision of the process and approval of the RKAP, the things that become the object of evaluation include the relevance of the RKAP to the planning prepared in the RJPP and CSS, as well as the Aspirations of Dwiwarna Shareholders, the assumptions for preparing the RKAP, business and financial projections, and capital expenditures.

As for the aspect of monitoring the implementation of the Company's strategy, based on the mapping of the Company's risks identified during the planning evaluation, the Board of Commissioners, at the beginning of each year, determines the priority of discussions that become the supervisory agenda of the Board of Commissioners and the supporting Committee of the Board of Commissioners. Throughout 2023, some of the concerns of the Board of Commissioners include B2B Enterprise development, Digital Business, Network Modernization and Infrastructure Management, Fixed Mobile Convergence, and Improvement of Risk Management and Internal Control Functions.

MECHANISM FOR PROVIDING ADVICE TO THE BOARD OF DIRECTORS

As part of the duties of the Board of Commissioners, in addition to supervising and monitoring the Company's management, the Company’s Board of Directors, the Board of Commissioners also carries out the task of providing advice to the Board of Directors. The implementation of these duties is carried out through the provision of advice in meetings held by the Board of Commissioners and the Supporting Committees of the Board of Commissioners, as well as the delivery of written advice contained in a letter or Decree of the Board of Commissioners. During 2023, the Board of Commissioners held 27 Internal Meetings, 13 Joint Meetings of the Board of Commissioners and Board of Directors, 17 Audit Committee meetings, 23 Planning & Risk Evaluation and Monitoring Committee meetings, and 57 Nomination and Remuneration Committee meetings.

As a Board of Commissioners, we have conducted thorough and proactive supervision to ensure that every strategic decision taken by the company's management has a solid foundation and supports Telkom Indonesia's long-term growth.

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OUTLOOK ON BUSINESS PROSPECTS

The financial year 2023 was a challenging year for Telkom Indonesia. The dynamics of business transformation in the 5 Bold Moves strategy and the challenges of industry changes caused by technological developments, competition, and changes in people's lifestyles made this year's achievements more notable than in previous years. We believe that the Board of Directors has taken the best steps to achieve sustainable business growth, including laying the pillars of business transformation as a foothold for future growth.

In our view, Telkom's future business prospects are promising, in line with the optimism of other telecommunications industry players. With a CAPEX plan that reaches 22% of total revenue and is focused on developing the mobile, fixed broadband, data center & cloud, and infrastructure businesses, positive and sustainable performance growth is expected to be achieved.

Future business prospects will also be characterized by the increasing intensity of the use of technology by telecommunications operators, such as data analytics & artificial intelligence, and the Internet of Things (IoT), to achieve two objectives: improving operational quality and increasing business opportunities through technology-based customer solutions. Technological development also strongly influences our infrastructure business, especially in satellite and broadband. On the competition side, competition is projected to intensify for the fixed and mobile broadband businesses, along with the increasing infrastructure and operator penetration into the low-segment market.

Another thing that we need to look at together is the increasing public pressure for companies to implement green energy policies. In some business sectors, using environmentally friendly energy is also mandatory and needs to be fulfilled, for example, in the data center business. This certainly impacts efficiency due to Indonesia's uneven supply of environmentally friendly energy.

In addition to making prudent investments, Telkom will continue improving the quality of service to customers and establishing the broadest possible partnership with strategic partners, based on the principle of mutual benefit while maintaining integrity, to address the prospects and challenges of the future business.

ASSESSMENT OF THE PERFORMANCE OF COMMITTEES UNDER THE BOARD OF COMMISSIONERS

Three Committees assist us in carrying out supervisory functions in the Company: the Audit Committee, Nomination and Remuneration Committee (KNR), and Planning and Risk Evaluation and Monitoring Committee (KEMPR). Based on our assessment, the three Committees have performed their duties and responsibilities well. Each committee has made studies and recommendations that support the Board of Commissioners in carrying out its oversight mechanism of the Company.

The Audit Committee assists us in overseeing and reviewing financial information that will be submitted to the public and reviewing complaints relating to accounting and financial reporting processes. The Nomination and Remuneration Committee provides recommendations regarding policies, criteria, and selection of strategic officer candidates within TelkomGroup and the remuneration policy of the Board of Directors. The Planning and Risk Evaluation and Monitoring Committee provides recommendations related to risk management monitoring and implementation of the Company's strategy, as well as evaluating and monitoring the Board of Directors' proposals related to the Long-Term Plan, Implementation Strategy Document (Mid-Term Plan), the Company's corporate actions within a certain threshold, and the Company's Budget Activity Plan.

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OUTLOOK ON THE IMPLEMENTATION OF GOOD CORPORATE GOVERNANCE

Good corporate governance is a crucial foundation for a company's long-term success and sustainability. Telkom Indonesia is firmly committed to implementing the best corporate governance practices, and this approach not only enhances value for our stakeholders but also strengthens our corporate reputation and integrity. Recognition of the achievement of the quality of the implementation of good corporate governance is demonstrated by the increase in the ASEAN Corporate Governance Scorecard (ACGS) score from 97.87 to 98.5.

In the aspect of risk management implementation, the Board of Directors has shown its seriousness in improving the quality of good corporate governance, among others, including:

1.

Implementation of BUMN Ministerial Regulation No.: BUMN Ministerial Regulation Number PER-2/MBU/03/2023 concerning Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises. Several things that have been done as a form of implementation of these regulations include:

	a.	Improving the risk management monitoring system;
	b.	Fulfillment of risk management organs in the Company and its subsidiaries;
	c.	Implementation of risk project assessment for the Company's strategic projects.
2.

In the aspect of continuously eradicating corruption, the Company has recertified ISO 37001:2016 and succeeded in maintaining ISO 37001:2016 Certification, the scope of which includes Human Capital Business Partner (recruitment function), Group Strategic Procurement, and Telkom Shared Service Center (Support & Unit). General Affair, Network Procurement Operation, and IT & Others Procurement Operation) as of 14 December 2023.

3.

Regarding internal control aspect, the Board of Commissioners, through the Audit Committee, has routinely monitored the effectiveness of the Company's internal control system. Based on the monitoring conducted during 2023, the Company's Internal Control System is still adequate. However, in line with the development of the Company's business, including future business challenges and risks, strengthening is needed so that it is always relevant and can prevent losses. Strengthening the internal control system also needs to continue to be carried out in subsidiaries to improve the quality of governance in an integrated manner.

4.

In business ethics and social responsibility, the company strives to conduct its business with integrity, maintain healthy relationships with all stakeholders, and contribute to the welfare of the community and environment.

5.

Human resource development through implementing various employee training and education programs, creating an inclusive and diverse work environment, and encouraging a work culture based on integrity and collaboration.

With the implementation of this good corporate governance, we are confident that Telkom Indonesia will continue to be a robust, sustainable, and reliable company in the eyes of our stakeholders. We thank all our team members, management, and stakeholders for their dedication and contribution to realizing these principles of good corporate governance.

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APPRECIATION TO STAKEHOLDERS AND CLOSING REMARKS

On behalf of the Board of Commissioners, I express my sincere gratitude to all Directors, management, and employees of the Company for their dedication, hard work, and collaborative spirit in realizing the Company's purpose, vision, and mission. We are confident that with a collaborative, innovative, and sustainable spirit, Telkom Indonesia will continue to be a leader in the telecommunications industry and play an essential role in building an inclusive and sustainable digital ecosystem.

We also appreciate the trust of our customers and shareholders and the contributions of the Government, business partners, and all other stakeholders who have actively supported us in our journey throughout 2023.

Jakarta, March 31, 2024

On Behalf of the Board of Commissioners

/s/ Bambang Permadi Soemantri Brodjonegoro

Bambang Permadi Soemantri Brodjonegoro

President Commissioner/Independent Commissioner

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REPORT OF THE BOARD OF DIRECTORS

“The year 2023 is a critical key milestone for Telkom in its transformation, thus ensuring the Company's transformation agenda can be implemented correctly and on time are very important in strengthening the Company's business fundamentals and encouraging healthy and sustainable business growth.”

Esteemed Shareholders, Board of Commissioners, and all stakeholders,

All praise and gratitude to God Almighty for His abundance of grace, which enabled PT Telkom Indonesia (Persero) Tbk ("Telkom" or "Company") managed to pass the year 2023 with a pretty good performance. On this occasion, please allow us to summarize our performance and various efforts and achievements we have achieved throughout 2023.

OVERVIEW OF ECONOMIC AND INDUSTRY CONDITIONS

Amidst the global environment's disruption in supply chains, natural disasters, financial sector volatility, geopolitical tensions, and global geo-economic fragmentation, Indonesia continues to show resilience and potential for sustainable growth.

By the end of 2023, the national economy could grow by 5.05%. This condition signifies the consistency, resilience, and better performance of the Indonesian economy compared to many other countries. Indonesia's inflation is also under control at 2.61% (yoy) as of December 2023, much lower than the 2023 projection of 3.6%.

The telecommunications industry supports inclusive and sustainable economic growth in Indonesia. Telecommunication services connect people with each other and are the foundation for innovation, business growth, and social progress.

To create a healthy and sustainable telecommunications and information ecosystem, we continue to invest in network development, information technology innovation and digitization, and service quality improvement. We also strive to create affordable service prices to increase accessibility for all levels of society in Indonesia.

STRATEGY AND CORPORATE STRATEGY POLICY

The year 2023 is a critical key milestone for Telkom in its transformation, thus ensuring the Company's transformation agenda can be implemented correctly and on time are very important in strengthening the Company's business fundamentals and encouraging healthy and sustainable business growth. The success of the transformation agenda is expected to boost business fundamentals further while creating a growth story that serves as the basis for the Company's roadmap.

To achieve this goal, in 2023, we launched a corporate theme, 'Drive Transformation Agenda to Ensure Strong Business Fundamental and Healthy Sustainable Growth' which has three primary programs, including:

1.

Deliver best customer experience by strengthening data-analytics capability and digitization process.

Focusing on customer expectations and providing the best customer experience in this digital era is critical to winning the market. To achieve this, we continue to improve our data analytics capabilities and strengthen our digitization process as a key strength in understanding customer expectations comprehensively and deeply to provide the best customer experience.

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2.

Execute timely business transformation to enhance portfolio performances in B2C-B2B and digital platform-infrastructure.

We understand that business transformation must be accelerated, given the limited momentum. Hence, we are doing it in parallel while ensuring all aspects of readiness are on track. We are executing B2C consolidation while still paying attention to the preparedness of B2B capabilities. Likewise, we continue to prepare portfolios on digital platforms and infrastructure, such as DC and B2B IT, to become the foundation for accelerating business growth.

3.

Ensure key assets and business capabilities readiness by smart investment in talent and technology.

In this program, we continue to strengthen Telkom's competitive position and advantage by ensuring that the Company's capabilities and critical assets are ready. In the process of achieving this, we focus on investing carefully and wisely in both talent and technology to ensure the enhancement of the Company's capabilities and achieve maximum performance.

Through the company program above, during 2023, Telkom transformed its strategic objectives through the Five Bold Moves (5BM) initiative. The 5BM initiative consists of five transformation programs, namely Fixed Mobile Convergence (FMC), InfraCo, Data Center Co, B2B Digital IT Service Co, and DigiCo, to strengthen Telkom's position as a digital telecommunications company in creating higher value for the company's stakeholders as well as maximizing opportunities, increasing competitiveness, and value creation in facing future challenges. Throughout 2023, Telkom has focused on executing the 5BM program based on the three pillars of Telkom's business domain for the digital connectivity pillar through the FMC program and the establishment of InfraCo for the digital platform business pillar through Data Center consolidation and B2B Digital IT Service, and the digital services business pillar through the DigiCo initiative.

FORMULATION OF COMPANY STRATEGY AND STRATEGIC POLICIES

Strategy formulation begins with discussions at the company's board of directors level by considering the results of the strategic situation analysis covering the company's external and internal aspects as well as recommendations from the company's stakeholders by considering and taking into account all risk factors that are expected to affect the company's business continuity. Based on this information, the company's vision, mission, and strategic objectives were formulated, including the strategic initiatives to be implemented to achieve the strategic goals. The formulation results were poured into a draft document, which was discussed intensively with the Board of Commissioners in a workshop.

The Board of Directors is critical in formulating the Company's strategic strategies and policies. The Company's strategic strategy and policies are outlined based on the period, namely:

1.

Long-term Corporate Plan (RJPP), which is a long-term planning document at the corporate level that contains strategic aspirations from stakeholders, as well as strategic direction and KPIs that are high level in nature prepared for periodic planning of 5 (five) years;

2.

The Medium-Term Plan, a planning document at the corporate level as the primary document of the company's strategic scenario in implementing the directions in the RJPP, is prepared for periodic planning for 3 (three) years. The Medium Term Plan is updated annually so that the strategic scenario can follow the company's internal and external dynamics; and,

3.

The Company's Work Plan and Budget (RKAP) is the company's short-term planning document at the strategic execution level for the next 1 (one) year, which contains the targets, work programs, and budgets needed as directed by the long-term and medium-term strategies by always paying attention to industry dynamics, stakeholder aspirations, and the latest business outlook data.

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Strategic documents that the Board of Commissioners has approved will then be distributed to each business unit and support unit, including subsidiaries, so that all organizations within the company get clear direction from their targets and authorities. To help ensure consistency in actions and decisions taken in executing strategies throughout the organization, the company also makes Strategic Policies in the form of Board of Directors Regulations or other regulations deemed necessary to provide more detailed direction on how the company operates and behaves effectively and efficiently. These Strategic Policies are related to resource allocation, risk management, product development and customer relations, supplier relations, environmental sustainability, corporate governance, or other necessary strategic policies.

IMPLEMENTATION OF CORPORATE STRATEGY

The implementation of the company's strategy is outlined in an annual strategic work plan prepared systematically and comprehensively through the RKAP, which is then derived and translated into the RKAP of each business unit, support function, and subsidiary. The RKAP includes execution strategies, targets, programs, budget requirements, and supporting guidance to succeed the RKAP.

Then, to monitor the achievement of work program implementation, the Board of Directors periodically monitors and evaluates the Company's performance through financial, operational, and other necessary indicators. In addition, the Board of Directors is also responsible for assessing and updating the effectiveness of the strategies adopted by the company and ensuring that the company remains relevant and competitive in the market.

PERFORMANCE ACHIEVEMENT COMPARED TO TARGET

In 2023, Telkom obtained revenue of Rp149.22 trillion, an increase of 1.3% compared to 2022. Regarding profitability, Telkom recorded an EBITDA of Rp77.58 trillion, a decrease of 1.8%, and a net profit of Rp24.56 trillion, or an increase of 18.3%. Compared to the Company's 2023 target, revenue achievement amounted to 95.5%, and net profit amounted to 93.1%.

On July 1, 2023, the Company executed one of the 5BM program initiatives, Fixed Mobile Convergence (FMC), which aims to increase added value by integrating mobile and fixed broadband services. This initiative is also expected to accelerate digitalization in Indonesia by providing excellent customer experience and infrastructure, focusing on equitable access, channel expansion through one application, and improved customer service. The low penetration of fixed broadband in Indonesia will provide better growth momentum and strengthen the Company's mobile business’ dominance.

This step is also expected to generate synergies not only in terms of revenue but also in streamlining operational costs and optimizing capital expenditures at TelkomGroup, this can be shown in the six months since July 1, 2023, a synergy value of Rp464 billion has been generated, which includes efficient operational costs and optimization of capital expenditures at TelkomGroup of Rp370 billion which, among others, is contributed from the efficiency of PSB, TSA, ODP, content cost efficiency, optimization of Plasa Telkom and Grapari as many as 191 sites. Through FMC, the Company also responded to the challenges of the dynamics in the telecommunications industry by leading the trends and direction of the industry, ensuring improved service quality, and strengthening the Company's position in the market.

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The corporate business has transformed its approach to strengthening business-to-business (B2B) to enhance and maintain the Company's portfolio of digital solutions and IT services and to capture new opportunities in the government sector, large corporations, and small and medium enterprises (SMEs). To continue building future capacity consistently and implementing best practices, Telkom also established partnerships with industry players. These efforts have resulted in positive achievements at the regional level in the B2B segment, which grew by 7%, and revenue growth in the SME segment in the region by 11%; partly driven by revenue growth in IT Services by +39% and digital solutions by 14%. Adopting this new B2B model can strengthen the sustainable and healthy development of TelkomGroup.

Another initiative that is also very important for the Company is unlocking the value of the data center business, which is in response to the tremendous changes and improvements in this business in Indonesia, especially large-scale data centers. The Company seeks to gain significant market-share growth in the provision of data center services to complement and strengthen the Company's business portfolio further. In 2023, the Company managed data centers with a capacity of 42 MW and recorded data center and cloud revenue of Rp1.9 trillion, or grew 14.8% from the previous year, including data centers managed through its subsidiary Telkom Data Ekosistem (TDE) with a capacity of 19 MW which includes Hyperscale Data Center Cikarang (level 1) and Enterprise Data Centers in Serpong, Sentul, and Surabaya. The Company, through TDE, is currently building Hyperscale Data Center Batam through cooperation with strategic partners to develop the data center business for the regional market. The Company, including in this case through TDE, will gradually build and manage data centers with a target of 62 MW by 2025, which provides for Hyperscale Data Center, Enterprise Data Center, International Data Center, and Telkom's Edge Data Center or NeuCentrIX.

By the end of 2023, we have also established the InfraCo entity, a new entity focused on the fiber optic-based network services sector, with the strategic objective of enhancing value creation from our infrastructure. As the owner of the largest network in Indonesia, InfraCo has the potential to play an essential role in higher asset returns.

OBSTACLES FACED AND STEPS TO RESOLVE THEM

Some of the obstacles we face include:

1.

Changing regulations:

The Company must face and anticipate challenges related to regulatory changes that can affect how the company operates; this requires rapid adjustment and adaptation to ensure the Company can comply with any new regulations.

2.

Intense competition:

Competition in the digital telco industry in Indonesia continues to increase with the entry of new players both from within and outside the country, increasingly diverse and commoditized products/services, and the expansion of services from existing competitors. The Company must constantly innovate its business model and operating model, including building strategic partnerships with partners that fit the company's portfolio strategy so that it can provide services that are always up-to-date and efficient to improve customer experience and satisfaction.

3.

Infrastructure Coverage:

Although the Company always strives to expand its infrastructure, especially for digital connectivity and digital platform services in Indonesia, there are still limitations to reach, especially in the 3T (Disadvantaged, Frontier, Outermost) areas. Utilizing the latest technology that is more efficient and cooperation with various parties, such as local governments, local partners, etc., is expected to increase the penetration and wider expansion of service infrastructure.

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4.

High Investment Needs:

The development and maintenance of connectivity and platform services infrastructure requires high investment, but on the other hand, the current trend in the telecommunications industry faces the commoditization of connectivity services. Therefore, the Company has also prepared and developed second-curve services from its digital platform and digital services portfolio, such as Data Centers, Cloud Services, and IT Services.

5.

Cyber Security Threats:

As the digital lifestyle of today's society has implications for the increasing dependence on digital technology, the Company also faces more significant risks related to cyber security. Threats such as cyber-attacks and data theft can damage the company's reputation and disrupt operations, so the Company continues to strengthen the information security system and build cyber risk awareness & understanding, especially to all TelkomGroup employees and partners.

OVERVIEW OF BUSINESS PROSPECTS

“Telkom continues to strive to invest in strengthening its digital connectivity, digital platform, and digital services business lines.”

The implementation of digitalization opens up excellent opportunities for Indonesia to progress in various fields, such as education, health, finance, and other sectors, which can be achieved more quickly and cost-effectively through different digital platforms. For this reason, extensive and high-quality digital connectivity infrastructure, a capable digital platform, and digital services that suit people's needs are critical. To contribute to creating a digital environment, developing a digital society, and accelerating the digital economy, Telkom continues to strive to invest in strengthening its digital connectivity, digital platform, and digital services business lines.

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IMPLEMENTATION OF GOOD CORPORATE GOVERNANCE

Telkom always applies the principles of Good Corporate Governance (GCG) and eight company management principles by implementing the Public Company Governance Guidelines from the OJK. The implementation of GCG is carried out to support the realization of the Company's purpose, vision, and mission, providing added value for shareholders and all other stakeholders. Good corporate governance is an essential aspect of ensuring the company's sustainability in the long term.

Throughout 2023, we have strengthened various significant areas in ensuring the implementation of good corporate governance, including maintaining the organization and competence of Internal Audit, which aims to increase the effectiveness of risk management, internal control, supervision, and the Company's operational efficiency.

CLOSING

In closing, we, on behalf of the Board of Directors of PT Telkom Indonesia (Persero) Tbk, would like to express our highest appreciation to all shareholders, the Board of Commissioners, loyal customers, business partners, media, the wider community, and other stakeholders for the support that has been provided throughout the year 2023. We would also like to thank all levels of management and TelkomGroup employees for their dedication and contribution to realizing Telkom's goals, vision, mission, and work programs in 2023.

We are confident that, in the future, Telkom can continue to innovate amidst various challenges and opportunities in the digital era. We hope Telkom can grow sustainably, create higher corporate value, and provide the best service to meet national digital needs.

Jakarta, March 31, 2024

On behalf of the Board of Directors

/s/ Ririek Adriansyah

Ririek Adriansyah

President Director

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STATEMENT OF THE MEMBER OF BOARD OF COMMISSIONERS

REGARDING WITH RESPONSIBILITY FOR

PT TELKOM INDONESIA (PERSERO) TBK 2023 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk

2023 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, March 31, 2024

Wawan Iriawan	Bono Daru Adji	Abdi Negara Nurdin
Board of Commissioners
/s/ Bambang Permadi Soemantri Brodjonegoro
Bambang Permadi Soemantri Brodjonegoro President Commissioner/Independent Commissioner
/s/ Wawan Iriawan	/s/ Bono Daru Adji	/s/ Abdi Negara Nurdin
Wawan Iriawan Independent Commissioner	Bono Daru Adji Independent Commissioner	Abdi Negara Nurdin Independent Commissioner
/s/ Marcelino Rumambo Pandin	/s/ Ismail	/s/ Rizal Mallarangeng
Marcelino Rumambo Pandin Commissioner	Ismail Commissioner	Rizal Mallarangeng Commissioner
/s/ Isa Rachmatarwata	/s/ Arya Mahendra Sinulingga	/s/ Silmy Karim
Isa Rachmatarwata Commissioner	Arya Mahendra Sinulingga Commissioner	Silmy Karim Commissioner

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STATEMENT OF THE MEMBER OF BOARD OF DIRECTORS

REGARDING WITH RESPONSIBILITY FOR

PT TELKOM INDONESIA (PERSERO) TBK 2023 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk

2023 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, March 31, 2024

Herlan Wijanarko
Board of Directors
/s/ Ririek Adriansyah
Ririek Adriansyah President Director
/s/ Heri Supriadi	/s/ FM Venusiana R.	/s/ Herlan Wijanarko
Heri Supriadi Director of Finance & Risk Management	FM Venusiana R. Director of Enterprise & Business Service	Herlan Wijanarko Director of Network & IT Solution
/s/ Muhamad Fajrin Rasyid	/s/ Budi Setyawan Wijaya	/s/ Afriwandi
Muhamad Fajrin Rasyid Director of Digital Business	Budi Setyawan Wijaya Director of Strategic Portfolio	Afriwandi Director of Human Capital Management
/s/ Bogi Witjaksono	/s/ Honesti Basyir
Bogi Witjaksono Director of Wholesale & International Service	Honesti Basyir Director of Group Business Development

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ABOUT TELKOM

38	Purpose, Vision, Mission, and Strategy
40	Corporate Culture and Value
42	Telkom Milestones and Company Name Changes
43	Business Activities
45	Telkom Organizational Structure
46	List of Industry Association Memberships
48	Profile of the Board of Commissioners
55	Profile of the Board of Directors
61	Profile of the Senior Vice President
62	Profile of Telkom Employees
65	Shareholders Composition
68	Subsidiaries, Associated Companies, and Joint Ventures
74	Chronology of Stocks Registration
76	Chronology of Other Securities Registration
78	Name and Address of Institutions and/or Supporting Capital Market Profession
80	Use of Public Accounting Services and Public Accounting Firms

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PURPOSE, VISION, MISSION, AND STRATEGY

PURPOSE

To build a more prosperous and competitive nation as well as deliver the best value to our stakeholders.

VISION

To be the most preferred digital telco to empower the society.

MISSION

1.	Advance rapid buildout of sustainable intelligent digital infrastructure and platforms that is affordable and accessible to all.
2.	Nurture best-in-class digital talent that helps develop nation’s digital capabilities and increase digital adoption.
3.	Orchestrate digital ecosystem to deliver superior customer experience.

STRATEGIC FOCUS 2023

Our overall long-term strategic focus on achieving business excellence in three digital business domains (digital connectivity, digital platform, and digital services) as well as optimizing operations and services in order to maintain a market leadership position, create sustainable growth, unlocking value for stakeholders, also encourage comprehensive digitalization for Indonesia. In 2023, we are launching a corporate theme "Drive transformation agenda to ensure strong business fundamental and healthy sustainable growth" with three main programs, namely:

1.	Providing the best customer experience by strengthening data analysis capabilities and digitalization processes;
2.	Executing timely business transformation to improve the performance of B2C-B2B portfolio and digital platform-infrastructure; and
3.	Ensuring the readiness of business assets and capabilities through smart investment in talent and technology.

To achieve these three main programs and strengthen our position as a world-class digital telecommunication company, TelkomGroup is focused on carrying out transformation and implementing the Five Bold Moves strategy to build competitive advantages in the digital connectivity, digital platform and digital services domain. Through these Five Bold Moves, it is hoped that in the future Telkom will have a leaner organization, more focused on key business, more specialized capability, more efficient on the operational side, and have the right engagement with customer, investor, and partner on each business characteristic. The five big programs (five bold moves) are:

1.	Fixed Mobile Convergence (FMC)

We continue to strengthen market penetration, cost efficiency, and operational excellence, while enhancing the best customer experience by developing our technology and services to optimize interoperability between our fixed and mobile networks to enable customers to switch seamlessly regardless of location and device.

2.	InfraCo

We seek to unlock the consolidation potential of our infrastructure asset, including optical access network infrastructure and tower so as to create higher value. We believe this initiative will provide benefits, including optimal asset utilization, cost-effective connectivity, and accelerated market penetration so that in the end it will be able to increase the value of infrastructure asset and attract investors to join.

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3.	Data Center Co (DC Co)

We are in the process of consolidating data center asset and increasing data center business capacity. In addition, we also collaborate with hyper-scaler and technology giant to accelerate data center business growth and expand our data center presence in the region – starting from Indonesia and ASEAN.

4.	B2B Digital IT Service Co

We are transforming towards B2B Digital IT Services through partnership and collaboration with technology giant, such as Microsoft and AWS. Furthermore, we are preparing Telkomsigma to become a leading B2B Digital IT Service player serving the corporate market, SOE, government, and SME.

5.	DigiCo

We are developing a digital company (DigiCo) that focuses on B2B and B2C segments to accelerate digital service by taking advantage of our advantages that competitor do not have. Telkomsel through PT Telkomsel Digital Ecosystem (TED) is developing a vertical business portfolio in the digital sector, namely health-tech, edu-tech, and mobile gaming.

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CORPORATE CULTURE AND VALUE

CORE VALUES AKHLAK

Based on the Circular Letter of the Minister of SOE Number SE-7/MBU/07/2020 dated July 1, 2020, regarding Core Values for Human Resources of State-Owned Enterprises (SOE) strengthened by SK-115/MBU/05/2022 regarding Guidelines for Implementing the Main Value of Human Resources for State-Owned Enterprises (AKHLAK Culture Journey), TelkomGroup as part of a SOE is obliged to implement the main values called AKHLAK.

Amanah/Trustworthy	Holding on to the trust given
Kompeten/Competent	Continue to learn and develop capabilities
Harmonis/Harmonious	Caring for each other and respecting differences
Loyal	Dedicated and prioritizing the interests of the nation and the state
Adaptif/Adaptive	Continue to innovate and be enthusiastic in moving or facing change
Kolaboratif/Collaborative	Building a synergistic collaboration

As a form of TelkomGroup's commitment to implementing Core Values AKHLAK, Telkom's Corporate Strategic Scenario 2024 - 2026 mandates the Company to carry out Transform to Digital Telco Talents & Incorporate Digital Culture – Ways of Working Under Digital Age which is in line with Core Values AKHLAK. The Corporate Annual Message (CAM) also contains the spirit to strengthen Telkom's culture and digital culture attributes by leveraging AKHLAK core values as foundation. Furthermore, one of the focuses in HC Strategy also mandates Instill Harmony & Productive Working Environment Based on AKHLAK & compelling EVP.

COMPANY CULTURE ACTIVATION PROGRAM

All TelkomGroup unit leaders act as role model and main driver in the Company culture activation program. To ensure that the internalization of Company culture runs well and all employees participate actively, unit leaders appoint Culture Agent and Culture Booster in their respective unit. Currently, the number of Culture Agent and Culture Booster are 5,003 people, with 3,148 people coming from units at Telkom and 1,855 people coming from subsidiaries. Every Culture Agent must take part in the Culture Agent on Boarding (CAOB) program to equalize their understanding of the role of Company culture and program that are relevant to the company's strategy to achieve its Purpose also Vision and Mission. Unit leaders are assisted by Culture Agent and Culture Booster to form a Cultural Activation Provocation Community (Kipas Budaya) as a forum for implementing cultural activation in each unit.

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BUILDING DIGITAL CULTURE

In order to accelerate Telkom's transformation towards Digital Telco, all TelkomGroup personnel are expected to implement Core Values AKHLAK which are strengthened by the actualization of Digital Ways of Working (digital behavior). Digital ways of working are internalized and actualized through a series of routine activations, so that they become employee’s behavior and will ultimately contribute to improving Company performance.

To ensure that cultural activation has an impact on Company performance, Core Values AKHLAK and Digital Ways of Working are implemented through strategic programs that are the focus of the Company to achieve company target set out in the provision and supporting systems. Supporting systems include digital tools such as corporate portals as collaboration application (Diarium), daily operations which include e-office, e-budgeting, file sharing, career & succession management (Ingenium), learning & knowledge management (MyDigilearn), and others.

CORPORATE CULTURE EVALUATION

As an effort to maintain and improve the implementation of AKHLAK and digital behavior at TelkomGroup, HCM TelkomGroup conducted the 2023 TelkomGroup Digital Culture Index survey as an effort to find out to what extent the implementation of AKHLAK culture and digital behavior is able to support the Company's digital transformation process. By implementing the 2023, TelkomGroup DCI survey, it is hoped that information will be obtained on the level of implementation of the DCI, AKHLAK Implementation Index, and Net Promoting Score.

TelkomGroup's 2023 DCI survey was carried out through an online survey and then the survey result were deepened using method based on the 2023 DCI measurement result, Telkom obtained an AKHLAK Implementation Index score of 86.65% (Healthy Category), Digital Culture Index of 85.77% (Differentiators), and Net Promoting Score of 94.64% (Mature).

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TELKOM MILESTONE AND COMPANY NAME CHANGES

Through Government Regulation Number 240 year 1961 regarding the Establishment of State Post and Telecommunication Company, Indonesian Government established Perusahaan Negara Pos dan Telekomunikasi (PN Postel). Furthermore, PN Postel was split into PN Post and Giro and Perusahaan Negara Telekomunikasi (PN Telekomunikasi) according to Government Regulation No. 30 dated July 6, 1965. This date is the basis for determining the anniversary of Telkom Indonesia.

PN Telekomunikasi was split into two entities in 1974, namely Perusahaan Umum Telekomunikasi (Perumtel) and PT Industri Telekomunikasi Indonesia (PT INTI). Perumtel then turned into a state-owned limited liability company with the official name of PT Telekomunikasi Indonesia (Persero) or Telkom in 1991. In 1995, Telkom became a public company listed on IDX and NYSE, with a market capitalization value achieved by the end of 2023 of Rp391.3 trillion on IDX and US$25.76 billion on NYSE.

2023

Telkom and Telkomsel have signed a deed of spin-off to integrate IndiHome into Telkomsel. This agreement is an essential milestone for implementing Fixed Mobile Convergence (FMC) initiative as part of the company's primary strategy, Five Bold Moves. Telkom also launched ESG Existence for Sustainability by Telkom Indonesia (EXIST) program as a form of this commitment by increasingly focusing on managing and implementing environmental, social, and governance (ESG).

2022

Telkom has completed the first phase of construction of the Hyperscale Data Center in Cikarang and started groundbreaking for the construction of the Hyperscale Data Center in Batam. Telkom also collaborates with the world's largest technology companies, namely Microsoft.

2021	Telkomsel is the first cellular operator to provide 5G service in Indonesia. Telkom also increased its collaboration through additional investment in Gojek and signing an MoU with Microsoft.
2020

TelkomGroup has carried out several initiatives to respond to COVID-19 pandemic. Several corporate actions carried out by Telkomsel, including signing a conditional sale and purchase agreement for selling 6,050 telecommunication towers to Mitratel as well as entering into cooperation and investing in Gojek.

2019

TelkomGroup acquired 2,100 towers belonging to Indosat Ooredoo and acquired 95% of PT Persada Sokka Tama shares. Telkom also received "2019 Indonesia IoT Services Provider of the Year" award in Frost & Sullivan 2019 Asia Pacific Best Practices Awards.

2018

Telkom launched Merah Putih Satellite and inaugurated Telkom Hub as a Center of Excellence and Source of Inspiration to Build Digital Indonesia. Telkom has also completed the construction of Indonesia Global Gateway (IGG).

2017	Telkom launched Telkom 3S Satellite and completed the Southeast Asia-United States (SEA-US) submarine fiber optic cable line.
2016	Telkom has completed construction of the Southeast Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) submarine system.
2011 - 2015

Telkom completed Super Nusantara Highway project and True Broadband Access project in 2011. Then in 2014, Telkom became the first operator in Indonesia to provide 4G LTE service. A year later, Telkom launched IndiHome.

1999 - 2010	Telkom launched Telkom-1 satellite in 1999 and Telkom-2 satellite in 2005. Telkom has also successfully completed JaKaLaDeMa underwater fiber optic cable project.
1991 - 1995

Perumtel officially changed to Telkom in 1991. Then in 1995, Telkom established subsidiary Telkomsel as a cellular operator and conducted an IPO on Jakarta Stock Exchange and Surabaya Stock Exchange, registered shares on NYSE and LSE, and offered open shares without listing on Tokyo Stock Exchange.

1974	PN Telekomunikasi was split into Perumtel, which provides telecommunication services, and PT INTI, which manufactures telecommunications equipment.
1965	PN Postel was split into two entities, namely Perusahaan Negara Pos dan Giro (PN Pos and Giro) and Perusahaan Negara Telekomunikasi (PN Telekomunikasi).

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BUSINESS ACTIVITIES

BUSINESS ACTIVITIES BASED ON TELKOM’S ARTICLES OF ASSOCIATION

Telkom’s business activities based on Article 3 of the Company's Articles of Association as stated in the Deed of Statement of Resolution of the Company's GMS Number 37 dated June 22, 2022 which was received and approved by the Minister of Law and Human Rights based on Letter No. AHU-0044650.AH.01.02. year 2022 dated June 29, 2022. Telkom's business activities are in the field of providing telecommunication networks and services, informatics, as well as optimizing the utilization of the Company's resources to produce goods and/or services of high quality and with solid competitiveness to gain/pursue profit to increase Company’s value by applying the principle of Limited Liability Company. The following are Telkom's main business activities and supporting business activities in general:

Principal Business Activities

1.

Planning, building, providing, developing, operating, marketing/selling/leasing, and maintaining telecommunication and information technology networks in the broadest definition with due observance of the statutory regulations.

2.	Planning, developing, providing, marketing/selling, and improving telecommunication and information technology services in the broadest definition with due observance of the statutory regulations.
3.	Making investments including equity participation in other companies in line with and in order to achieve the goals and objectives of the Company.

Supporting Business Activities

1.	Provide payment transaction and money transfer services through telecommunications and informatics networks.
2.

Carry out other activities and businesses in the context of optimizing resources owned by the Company, including the use of fixed and movable assets, information system facilities, education facilities and training facilities, and maintenance and repair facilities.

3.

Cooperate with other parties in the context of optimizing informatics, communication or technology resources owned by other parties in the informatics, communication, and technology industries, in line with and in order to achieve the aims and objectives of the Company.

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PORTFOLIO PRODUCT AND/OR SERVICE

Telkom has a portfolio of products and services in various business segments in accordance with digital transformation strategy and development of telecommunications industry, which is described as follows:

Segment	Business Line	Product
Mobile	Mobile Legacy	Mobile Voice, Mobile SMS
	Mobile Data	Mobile Broadband
	B2C Digital (including DigiCo)	E-Health, E-Education, IoT, Big Data, Financial Service, VOD, Music, Gaming, Digital ads, VAS
Consumer	Fixed Voice	Fixed Voice
	Fixed Broadband	Home Broadband, Wi-Fi
	Home Digital Service	Pay TV, OTT, Other Digital Services
Enterprise	Connectivity	Fixed Voice, Fixed BB, Enterprise Data (including Managed CPE, Advanced Connectivity)
	Satellite	Upstream (Orbital Slot, Satellite Mission, Transponder), Downstream (VSAT, Broadband Satellite), Link
	Digital IT Service	IT Service, Big Data, IoT, Cybersecurity, Cloud (IaaS, PaaS, SaaS), Managed Solution (including Managed Device)
	Digital Adjacent Service	Financial Services, eHealth (Claim and Health Service), Digital Advertising
	BPO	Customer Relationship Management, Shared Service Operations
Wholesale & International Service	WS Network	International Network, Domestic Network
	WS Traffic	International Voice, Domestic Voice, Internet Traffic
	WS FTTX	Wholesale FTTH
	WS Intl, Platform & Services	SMS A2P, CDN
	DC	Collocation & Hosting, Integrated DC Services, Hyperscale
	Tower	Tower Owned (Macro, Micro, etc.), Reseller, Managed Service, Project
	Infrastructure	Infra & Network Managed Service, Submarine Cable Service, Power Solutions
Digital	B2B Digital	B2B e-Commerce, e-Logistic, Digital Advertising
	Transition Portfolio	Music, Gaming, Video
	Smart Platform	Big Data & IoT Platform, Digi Ads, Financal Services
Other	Non-Portfolio	Digital investment, Property Development, Property Management, Hospitality

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TELKOM ORGANIZATIONAL STRUCTURE

Telkom organizational structure as of December 31, 2023 with disclosures at least up to the structure of one level below the Board of Directors is presented as follows:

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LIST OF INDUSTRY ASSOCIATION MEMBERSHIPS

No.	National	Member
1.	Masyarakat Telematika Indonesia (MASTEL)	Telkom, Telkomsat, TelkomMetra, Infomedia, AdMedika, Mitratel, Telkomsel
2.	Asosiasi Kliring Trafik Telekomunikasi (ASKITEL)	Telkom, Telkomsel
3.	Asosiasi Penyelenggara Jaringan Internet Indonesia (APJII)	Telkom, Telkomsat, TelkomMetra, Telkomsel
4.	Asosiasi Telekomunikasi Seluruh Indonesia (ATSI)	Telkom, Telkomsel
5.	Indonesia Telecommunication Users Group (IDTUG)	Telkom
6.	Asosiasi Penyelenggara Pengiriman Uang Indonesia (APPUI)	Telkom, Finnet, Telkomsel
7.	Asosiasi Sistem Pembayaran Indonesia (ASPI)	Telkom, Finnet, Telkomsel
8.	Asosiasi Penyelenggara SKKL Seluruh Indonesia (ASKALSI)	Telkom
9.	Indonesia Mobile Content Association (IMOCA)	Telkom
10.	Asosiasi Televisi Swasta Indonesia (ATVSI)	Telkom
11.	Asosiasi Satelit Indonesia (ASSI)	Telkom, Telkomsat
12.	Forum Komunikasi Satuan Pengawas Internal (FKSPI)	Telkom
13.	Asosiasi Gabungan Pelaksana Konstruksi Nasional Indonesia (GAPENSI)	Graha Sarana Duta, Telkomsat, Mitratel
14.	Keanggotaan Green Building Council Indonesia (GBCI)	Graha Sarana Duta
15.	Keanggotaan Persatuan Perusahaan Real Estate Indonesia (REI)	Graha Sarana Duta
16.	Asosiasi Gabungan Rekanan Konstruksi Indonesia (GARANSI)	Graha Sarana Duta
17	Asosiasi Badan Usaha Jasa Pengamanan Indonesia (ABUJAPI)	Graha Sarana Duta
18.	Asosiasi Perusahaan Klining Servis Indonesia (APKLINDO)	Graha Sarana Duta
19.	Kamar Dagang dan Industri (KADIN)	Telkom, Graha Sarana Duta, Telkomsat, Infomedia, Nutech, AdMedika, Bosnet, Swadharma Sarana Informatika (SSI)
20.	Asosiasi Perawatan Bangunan Indonesia (APBI)	Graha Sarana Duta
21.	Asosiasi Kontraktor Ketenagalistrikan Indonesia (AKLINDO)	Graha Sarana Duta
22.	Asosiasi Pengelola Gedung Badan Usaha Milik Negara (APG BUMN)	Graha Sarana Duta
23.	Indonesia Cyber Security Forum (ICSF)	Telkom
24.	Asosiasi Inkubator Bisnis Indonesia (AIBI)	Indigo Creative Nation
25.	Asosiasi Perusahaan Nasional Telekomunikasi (APNATEL)	Telkom, Telkom Akses
26.	Asosiasi Perusahaan Teknik Mekanikal Elektrikal (APTEK)	Nutech, Swadharma Sarana Informatika (SSI)
27.	Asosiasi Perusahaan Pengadaan Komputer dan Telematik Indonesia (ASPEKMI)	Nutech, Infomedia, Swadharma Sarana Informatika (SSI), Telkomsat
28.	Asosiasi Pengusaha Indonesia (APINDO)	Infomedia
29.	Asosiasi Bisnis Alih Daya Indonesia (ABADI)	Infomedia
30.	Indonesia Contact Center Association (ICCA)	Infomedia
31.	Asosiasi Cloud Computing Indonesia	Telkomsigma
32.	Asosiasi Data Center Indonesia (IDPRO)	Telkomsigma
33.	Asosiasi PMOI (Project Management Office Professional Indonesia)	Telkomsigma
34.	Asosiasi Badan Usaha Jasa Pengamanan Indonesia (ABUJAPI)	Swadharma Sarana Informatika (SSI)
35.	Asosiasi Perusahaan Jasa Pengolahan Uang Tunai Indonesia (APJATIN)	Swadharma Sarana Informatika (SSI)
36.	Asosiasi Perusahaan dan Konsultan Telematika Indonesia (ASPEKTI)	Swadharma Sarana Informatika (SSI)
37.	Asosiasi Perusahaan Perdagangan Barang Distributor, Keagenan dan Industri (ARDIN)	Swadharma Sarana Informatika (SSI), Telkomsat
38.	Asosiasi Fintech (AFTECH)	Finnet, Telkomsel
39.	Asosiasi E-Commerce Indonesia (idEA)	Finnet
40.	Ikatan Ahli Ekonomi Islam Indonesia (IAEI)	Telkom
41.	Masyarakat Ekonomi Syariah (MES)	Telkom
42.	BUMN Muda	Telkom
43.	Business 20 (B20)	Telkom
44.	Forum Human Capital Indonesia (FHCI)	Telkom
45.	Asosiasi Pengembang Menara Telekomunikasi (ASPIMTEL)	Mitratel
46.	Asosiasi IoT Indonesia (ASIOTI)	Telkomsel

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No.	National	Member
47.	Asosiasi Emiten Indonesia (AEI)	Telkom, Mitratel
48.	Himpunan Jasa Konstruksi Indonesia (HJKI)	Telkom Akses
49.	Ikatan Akuntan Indonesia (IAI)	Telkom
50.	Indonesia Corporate Secretary Association (ICSA)	Mitratel
51.	Cyber Defense Indonesia (CDEF ID)	Telkom, Telkomsel

No.	International	Member
1.	International Telecommunication Union (ITU)	Telkom
2.	International Telecommunications Satellite Organization (ITSO)	Telkom
3.	International Telecommunications Satellite (INTELSAT)	Telkom
4.	International Marine/Maritime Satellite (INMARSAT)	Telkom
5.	Asia Pacific Telecommunication (APT)	Telkom, Telkomsel
6.	Asia Pacific Economic Cooperation (APECTEL)	Telkom
7.	TM Forum	Telkom, Telkomsel
8.	ASEAN CIO Association (ACIOA)	Telkom
9.	Wireless Broadband Alliance (WBA)	Telkom
10.	The Institute of Certified Management Accountants	Telkom
11.	Asia-Pacific Satellite Communications Council (APSCC)	Telkomsat
12.	Asia Pacific Network Information Centre (APNIC)	Telkomsel
13.	Bridge Alliance	Telkomsel
14.	Global System for Mobile Communications Association (GSMA)	Telkomsel
15.	PMO Global Alliance (PMOGA)	Telkomsigma
16.	Pacific Telecommunications Council (PTC)	Telin
17.	Mobile Ecosystem Forum (MEF)	Telin
18.	International Cable Protection Committee (ICPC)	Telin
19.	The ITW Global Leader's Forum	Telin
20.	Information Systems Audit and Control Association (ISACA) Chapter Indonesia	Telkom
21.	Global Information Assurance Certification (GIAC) Advisory Board	Telkom
22.	International Information System Security Certification Consortium (ISC2)	Telkom
23.	International Association of Privacy Professionals (IAPP)	Telkom

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PROFILE OF THE BOARD OF COMMISSIONERS

MEMBER OF THE BOARD OF COMMISSIONERS WHO OFFICIATE AS OF DECEMBER 31, 2023

1.	Bambang Permadi Soemantri Brodjonegoro

President Commissioner/Independent Commissioner

degree
Age	57 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	1997	Ph.D, University of Illinois at Urbana Champaign, United States of America
	1993	Master of Urban Planning, University of Illinois at Urbana Champaign, United States of America
	1990	Bachelor degree in Economics, Universitas Indonesia, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021
Current Double Position	2022	President Commissioner, PT Prudential Syariah
	2021	President Commissioner, PT Bukalapak Tbk
	2021	Independent Commissioner, PT Astra International Tbk
	2021	Independent Commissioner, PT TBS Energi Utama Tbk
	2021	Commissioner, PT Combiphar
	2021	Independent Commissioner, PT Indofood Tbk
	2021	President Commissioner, PT Nusantara Green Energy
Work Experiences	2021 - 2023	President Commissioner, PT Oligo Infrastruktur
	2019 - 2021	Minister of Research, Technology, and the National Innovation of Republic of Indonesia
	2016 - 2019	Minister of National Development Planning of Republic of Indonesia
	2014 - 2016	Minister of Finance of Republic of Indonesia
	2013 - 2014	Vice Minister of Finance of the Republic of Indonesia

2.	Wawan Iriawan

Independent Commissioner

Age	60 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	2018	Doctoral degree in Law, Universitas Padjadjaran, Indonesia
	2005	Master degree in Law, Universitas Padjadjaran, Indonesia
	1989	Bachelor degree in Law, Universitas Jenderal Soedirman, Indonesia
Basis of Appointment	Annual General Meeting of Shareholder (AGMS) of Telkom on June 19, 2020
Current Double Position	Do not have double position
Work Experiences	1999 - 2000	Managing Partner, Iriawan & Co

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3.	Bono Daru Adji

Independent Commissioner

Age	55 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	1995	LLM, Monash University, Australia
	1993	Bachelor degree in Law, Universitas Trisakti, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021
Current Double Position	2023	Member of the Ethics Committee of the Indonesian Football Association
	2022 - 2025	Member of the Management Board of the Indonesian Audit Committee Association
	2017	Managing Partner, Assegaf Hamzah & Partners
Work Experiences	2019 - 2022	Disciplinary Committee, PT Bursa Efek Indonesia
	2018 - 2021	Chairman, Standards Board of the Association of Capital Market Legal Consultants

4.	Abdi Negara Nurdin

Independent Commissioner

Age	55 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	1988	Faculty of Economics, Universitas Tadulako, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021
Current Double Position	2022	Adviser of Persatuan Artis Penyanyi, Pencipta Lagu dan Pemusik Republik Indonesia (PAPPRI)
	2021	Commissioner, PT Nagara Sains Ekosistem
	2020	Commissioner, PT Sugih Reksa Indotama
	2019	Co-Founder and Producer, Give.ID
	2015	Commissioner, PT NSA
	2009	Founder, Maleo Music
	2005	Co-Founder and Commissioner, PT Hijau Multi Kreatif
Work Experiences	2015 - 2019	Senior Advisor, National Economic Agency
	2015 - 2016	Supervisory Board, LMKN (National Collective Management Institute)

5.	Marcelino Rumambo Pandin

Commissioner

Age	58 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	2007	Ph.D. of Technology and Innovation, the University of Queensland, Australia
	2005	Graduate Diploma in Company Director Course, Australian Institute of Company Director (GAICD), Australia
	2003	Diploma in Company Direction (Chartered Director Level II), The Institute of Directors (IoD) London, United Kingdom
	1999	Master of Philosophy, Judge Business School University of Cambridge, United Kingdom
	1991	Bachelor degree in Architectural Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019
Current Double Position	Do not have double position
Work Experiences	2018 - 2019	Committee, World Observatory on Subnational Government Finance and Investment OECD Paris, France
	2017 - 2019	Senior Policy Advisor on City Finance, United City and Local Government (UCLG) Asia Pacific

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6.	Ismail

Commissioner

1 - 2023
Age	54 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	2010	Doctoral degree in Electrical and Informatics Engineering, Institut Teknologi Bandung, Indonesia
	1999	Master degree in Electrical Engineering, Universitas Indonesia, Indonesia
	1993	Bachelor degree in Physics Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019
Current Double Position	2023	Chairman of the Board of MASTEL
	2016	Director General of Resources and Equipment of Post and Information Technology, Ministry of Communication and Information of the Republic of Indonesia
Work Experiences	2021 - 2023	Plt. Director of Postal and Informatic Operation
	2018 - 2019	Chairman, Indonesian Telecommunications Regulatory Agency (BRTI)
	2014 - 2016	Director of PPKU Telecommunications/Broadband Development, Ministry of Communication and Information of the Republic of Indonesia
	2012 - 2014	Director of Telecommunications, Directorate General of Post and Information Technology, Ministry of Communication and Information Technology of the Republic of Indonesia
	2008 - 2012	Director of IT System Operation, Financial Transaction Report and Analysis Center (PPATK)

7.	Rizal Mallarangeng

Commissioner

Age	59 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	2000	Doctoral Comparative Politics, Ohio State University, United States of America
	1994	Magister Comparative Politics, Ohio State University, United States of America
	1990	Bachelor degree in Communication Science, Universitas Gadjah Mada, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020
Current Double Position	2021	Commissioner, PT Energi Mega Persada
Work Experiences	2001 - 2020	Executive Director, Freedom Institute
	2016	Founder, Freedom Corp
	2009	Founder, Fox Indonesia

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8.	Isa Rachmatarwata

Commissioner

Age	57 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	1994	Master of Mathematic, Actuarial Science, University of Waterloo, Canada
	1990	Bachelor degree in Department of Mathematics and Natural Sciences, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021
Current Double Position	2021	Director General of Budget, Ministry of Finance of the Republic of Indonesia
Work Experiences	2017 - 2021	Director-General of State Assets, Ministry of Finance of the Republic of Indonesia
	2013 - 2017	Expert Staff to the Minister of Finance for Policy and Regulation on Financial Services and Capital Markets, Ministry of Finance of the Republic of Indonesia
	2013	Senior Employee at the Fiscal Policy Agency, Ministry of Finance of the Republic of Indonesia
	2006 - 2012	Head of the Insurance Bureau, Capital Market and Financial Institution Supervisory Agency (BPPMLK), Ministry of Finance of the Republic of Indonesia

9.	Arya Mahendra Sinulingga

Commissioner

Age	53 years old
Citizenship	Indonesian
Domicile	Tangerang, Indonesia
Educations	1995	Bachelor degree in Civil Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021
Current Double Position	2023	Member of the Executive Committee of the Indonesian Football Association (PSSI)
	2021	General Secretary, Institut Teknologi Bandung Alumni Association
	2021	Advisory Board for the Central Board of the Indonesian Engineers Association
	2020	Member of the Board of Trustees, North Sumatera University
	2019	Special Staff III, The Minister of State-Owned Enterprises (SOE)
Work Experiences	2019 - 2021	Commissioner, PT INALUM
	2018 - 2019	Corporate Secretary Director, PT MNC Tbk
	2017 - 2018	President Commissioner, PT MNC Infotainment
	2015 - 2018	President Director, PT IDX Channel
	2015 - 2018	Deputy Director, iNews TV
	2014 - 2019	President Commissioner, PT Hikmat Makna Aksara (Sindo Weekly)
	2014 - 2019	News Director, PT MNC Tbk
	2014 - 2018	Director, PT MCI
	2014 - 2015	Director, PT MNC Investama Tbk
	2014 - 2015	Editor-in-Chief, RCTI
	2011 - 2014	Editor-in-Chief, Global TV
	2010 - 2018	News Director & Corporate Secretary, Global TV
	2010 - 2014	Corporate Secretary, PT MNC Tbk
	2008 - 2014	President Director, PT Hikmat Makna Aksara (Sindo Weekly)
	2008 - 2014	Corporate Secretary, PT Global Mediacom Tbk
	2007 - 2015	Corporate Secretary, PT MNC Sky Visison
	2004 - 2007	Member, North Sumatra Regional Indonesian Broadcasting Commission
	2001 - 2004	Expert Staff, The Chairman of the Regional House of Representatives and Spatial Consultant for North Sumatera Province
	1995 - 2001	Drainage & Marine Consultant, Bandung

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10.	Silmy Karim

Commissioner

Age	49 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	2014	Defense Management, Naval Postgraduate School (NPS), United States of America
	2012	Advance Security, George C. Marshall European Center for Security Studies, Germany
	2012	NATO School, Germany
	2012	National and International Defense, United States of America
	2010	Georgetown University, GLS, Washington D.C, United States of America
	2007	Master degree in Economics, Universitas Indonesia, Indonesia
	1997	Bachelor degree in Economics, Universitas Trisakti, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 30, 2023
Current Double Position	2023	General Director of Immigration of the Republic of Indonesia, Ministry of Law and Human Rights
Work Experiences	2018 - 2023	President Director, PT Krakatau Steel (Company) Tbk
	2016 - 2019	Commissioner, PT GE Power Solution Indonesia
	2016 - 2018	President Director, PT Barata Indonesia (Persero)
	2015 - 2016	President Commissioner, MAN Diesel & Turbo Indonesia
	2014 - 2016	President Director, PT Pindad (Persero)
	2011 - 2014	Commissioner, PT PAL Indonesia (Persero)
	2010 - 2011	Special Advisor to the Indonesian Investment Coordinating Board

INDEPENDENT STATEMENT OF THE MEMBER OF INDEPENDENT COMMISSIONERS

The Company requires Independent Commissioners who have served more than two terms to sign a statement of Independence for Telkom Independent Commissioners. To date, no Independent Commissioners have served for more than two terms, so this Report does not convey information regarding the independence of Independent Commissioners.

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COMMISSIONER AFFILIATION RELATIONSHIPS

Telkom discloses the affiliation with fellow members of the Board of Commissioners, Directors and major and controlling shareholders, including the names of affiliated parties in accordance with the principle of transparency in the implementation of good corporate governance or GCG.

No.	Name	Position	Financial Affiliation with			Family Affiliation with
			BoC	BoD	Major & Controlling Shareholder(1)	BoC	BoD	Major & Controlling Shareholder(1)
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/ Independent Commissioner	No	No	No	No	No	No
2.	Wawan Iriawan	Independent Commissioner	No	No	No	No	No	No
3.	Bono Daru Adji	Independent Commissioner	No	No	No	No	No	No
4.	Abdi Negara Nurdin	Independent Commissioner	No	No	No	No	No	No
5.	Marcelino Rumambo Pandin	Commissioner	No	No	No	No	No	No
6.	Ismail	Commissioner	No	No	No	No	No	No
7.	Rizal Mallarangeng	Commissioner	No	No	No	No	No	No
8.	Isa Rachmatarwata	Commissioner	No	No	No	No	No	No
9.	Arya Mahendra Sinulingga	Commissioner	No	No	No	No	No	No
10.	Silmy Karim(2)	Commissioner	No	No	No	No	No	No

Remarks:

(1)	The controlling shareholder in this matter is the Government of Indonesia represented by the Minister of SOE as a primary shareholder.
(2)	Serving since May 30, 2023 according to the result of Telkom AGMS Year 2022.

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BOARD OF COMMISSIONERS’ COMPOSITION

Based on Annual General Meeting of Shareholders (AGMS) on May 30, 2023, Telkom appointed Silmy Karim as Commissioner. This change in the composition of the Board of Commissioners is a proposal from the Series A Dwiwarna Shareholders by the provisions in the Articles of Association. Thus, the composition members of Telkom’s Board of Commissioners as of December 31, 2023 are as follow:

Before the Change	After the Change (as of December 31, 2023)
Bambang Permadi Soemantri Brodjonegoro President Commissioner/Independent Commissioner	Bambang Permadi Soemantri Brodjonegoro President Commissioner/Independent Commissioner
Wawan Iriawan Independent Commissioner	Wawan Iriawan Independent Commissioner
Bono Daru Adji Independent Commissioner	Bono Daru Adji Independent Commissioner
Abdi Negara Nurdin Independent Commissioner	Abdi Negara Nurdin Independent Commissioner
Marcelino Rumambo Pandin Commissioner	Marcelino Rumambo Pandin Commissioner
Ismail Commissioner	Ismail Commissioner
Rizal Mallarangeng Commissioner	Rizal Mallarangeng Commissioner
Isa Rachmatarwata Commissioner	Isa Rachmatarwata Commissioner
Arya Mahendra Sinulingga Commissioner	Arya Mahendra Sinulingga Commissioner
Silmy Karim Commissioner

On January 19, 2024, Mr. Abdi Negara Nurdin as Independent Commissioner of the Company has submitted a letter of resignation to the Company, which has been responded by the Company through the letter of Pgs President Director Number C.Tel.01/HK 000/TEL-00000000/2024 dated January 24, 2024 regarding Response to Letter of Resignation as Independent Commissioner of PT Telkom Indonesia (Persero) Tbk. The Company has also carried out the obligation to report this resignation to the Financial Services Authority through letter Number Tel.03/LP 000/DCI-M0200000/2024 dated January 22, 2024, regarding the Resignation of Independent Commissioner of PT Telkom Indonesia (Persero) Tbk.

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PROFILE OF THE BOARD OF DIRECTORS

MEMBER OF THE BOARD OF DIRECTORS WHO OFFICIATE AS OF DECEMBER 31, 2023

1.	Ririek Adriansyah

President Director

Age	60 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	1989	Bachelor degree in Electrical Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019
Current Double Position	Do not have double position
Work Experiences	2019 - 2021	President Commissioner, PT Telekomunikasi Selular (Telkomsel)
	2015 - 2019	President Director, PT Telekomunikasi Selular (Telkomsel)
	2014	Director of Wholesale & International Service, PT Telkom Indonesia (Persero) Tbk
	2012 - 2013	Director of Compliance & Risk Management, PT Telkom Indonesia (Persero) Tbk
	2011 - 2012	President Director, PT Telekomunikasi Indonesia International
	2010 - 2011	Director of Marketing & Sales, PT Telekomunikasi Indonesia International
	2008 - 2010	Director of International Carrier Service, PT Telekomunikasi Indonesia International

2.	Heri Supriadi

Director of Finance & Risk Management

Age	58 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	2013	Honorary Doctoral degree in Business Management, Universitas Padjadjaran, Indonesia
	1997	Master of Business Administration (MBA), Saint Mary’s University, Canada
	1991	Bachelor degree in Industrial Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020
Current Double Position	2021	Commissioner, PT Telekomunikasi Selular (Telkomsel)
Work Experiences	2020 - 2023	President Commissioner, PT Graha Sarana Duta (Telkom Property)
	2020	Commissioner, PT Telekomunikasi Selular (Telkomsel)
	2019 - 2020	President Commissioner, PT Fintech Karya Nusantara (LinkAja)
	2019 - 2020	President Commissioner, PT Telkomsel Mitra Inovasi
	2012 - 2020	Director of Finance, PT Telekomunikasi Selular (Telkomsel)
	2012 - 2014	President Commissioner, PT Graha Sarana Duta (Telkom Property)
	2010 - 2012	President Director, PT Graha Sarana Duta (Telkom Property)
	2008 - 2011	Commissioner, PT Multimedia Nusantara (Metra)
	2007 - 2010	Vice President Subsidiary Performance, PT Telkom Indonesia (Persero) Tbk

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3.	FM Venusiana R

Director of Enterprise & Business Service

Age	57 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	2004	Master degree in Management, Universitas Hasanuddin, Indonesia
	1992	Bachelor degree in Electrical Engineering, Universitas Diponegoro, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 30, 2023
Current Double Position	Do not have double position
Work Experiences	2022 - 2023	Director of Consumer Service, PT Telkom Indonesia (Persero) Tbk
	2022 - 2023	President Commissioner, PT PINS Indonesia
	2020 - 2023	President Commissioner, PT Telkom Akses
	2020	Director Network, PT Telekomunikasi Selular (Telkomsel)
	2017 - 2020	Senior Vice President Procurement, PT Telekomunikasi Selular (Telkomsel)
	2016 - 2017	Senior Vice President Consumer Marketing, PT Telekomunikasi Selular (Telkomsel)
	2013 - 2016	Executive Vice President, Jabodetabek-West Java Areas, PT Telekomunikasi Selular (Telkomsel)

4.	Herlan Wijanarko

Director of Network & IT Solution

Age	58 years old
Citizenship	Indonesian
Domicile	Bandung, Indonesia
Educations	2005	Master degree in Management, Institut Teknologi Telkom, Indonesia
	1989	Bachelor degree in Electrical Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020
Current Double Position	2023	Commissioner, PT Dayamitra Telekomunikasi
Work Experiences	2020 - 2023	President Commissioner, PT Dayamitra Telekomunikasi
	2022	President Commissioner, PT Infrastruktur Indonesia
	2018 - 2020	President Director, PT Dayamitra Telekomunikasi
	2016 - 2018	EGM Service Operations Division, PT Telkom Indonesia (Persero) Tbk
	2015 - 2016	Deputy EGM Infra Operations & Maintenance, PT Telkom Indonesia (Persero) Tbk
	2014 - 2015	Deputy EGM Network Infrastructure & Access, PT Telkom Indonesia (Persero) Tbk
	2014	Deputy EGM IP Network & Operation, PT Telkom Indonesia (Persero) Tbk
	2013 - 2014	GM Regional West Java in North Region (Bekasi), PT Telkom Indonesia (Persero) Tbk
	2010 - 2013	GM Network Regional West Java Region, PT Telkom Indonesia (Persero) Tbk
	2009 - 2010	GM Network Regional Central Java Region, PT Telkom Indonesia (Persero) Tbk
	2007 - 2009	GM Network Regional Eastern Indonesia, PT Telkom Indonesia (Persero) Tbk

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5.	Muhamad Fajrin Rasyid

Director of Digital Business

Age	37 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	2019	Executive Educations in Innovations and Growth, Stanford University of Business, United States of America
	2018	Executive Educations in Scaling Entrepreneurial Ventures, Harvard Business School, United States of America
	2009	Bachelor degree in Technical Information, Institut Teknologi Bandung, Indonesia
	2008	Student Exchange Program, Daejeon University, South Korea
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020
Current Double Position	2023	Commissioner, PT Digital Aplikasi Solusi (Digiverse)
	2020	Commissioner, PT MDI
Work Experiences	2020 - 2023	Commissioner, PT Sigma Cipta Caraka
	2020 - 2023	President Commissioner, PT MDI
	2020 - 2023	President Commissioner, PT Metranet
	2011 - 2020	Co-Founder & President, Bukalapak
	2011 - 2014	President Director, Suitmedia
	2009 - 2011	Consultant, The Boston Consulting Group (BCG)

6.	Budi Setyawan Wijaya

Director of Strategic Portfolio

Age	51 years old
Citizenship	Indonesian
Domicile	Bandung, Indonesia
Educations	2003	Master degree in Management, Institut Manajemen Telkom, Indonesia
	1996	Bachelor degree in Technical and Industrial Management, Institut Teknologi Telkom, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020
Current Double Position	2023	Commissioner, PT Sigma Cipta Caraka
	2020	Member of the Board of Trustees, Telkom Education Foundation
Work Experiences	2022	President Commissioner, PT Multimedia Nusantara
	2020	President Commissioner, PT Sigma Cipta Caraka
	2020	President Commissioner, PT Jalin Pembayaran Nusantara
	2017 - 2020	President Director, PT Admedika
	2015 - 2017	President Director, PT MD Media
	2013 - 2015	President Director, PT Melon Indonesia

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7.	Afriwandi

Director of Human Capital Management

Age	52 years old
Citizenship	Indonesian
Domicile	Bekasi, Indonesia
Educations	2011	Master degree in Management, Universitas Islam Sumatera Utara, Indonesia
	1995	Bachelor degree in Industrial Engineering, Institut Teknologi Telkom, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020
Current Double Position	Do not have double position
Work Experiences	2020 - 2023	President Commissioner, Infomedia
	2020 - 2023	Chairman of the Supervisory Board, Telkom Pension Fund
	2015 - 2020	SVP Corporate Secretary, PT Telkom Indonesia (Persero) Tbk
	2015	Advisor CEO, PT Telkom Indonesia (Persero) Tbk
	2014 - 2015	Executive General Manager Regional VII, PT Telkom Indonesia (Persero) Tbk
	2013 - 2014	Deputy EGM of Business Service Division, PT Telkom Indonesia (Persero) Tbk
	2012 - 2013	GM of National Segment of Welfare Service Unit, PT Telkom Indonesia (Persero) Tbk
	2012	GM Enterprise Regional Barat, PT Telkom Indonesia (Persero) Tbk
	2011 - 2012	GM Enterprise Regional 2, PT Telkom Indonesia (Persero) Tbk
	2008 - 2011	GM Enterprise Regional 1, PT Telkom Indonesia (Persero) Tbk

8.	Bogi Witjaksono

Director of Wholesale & International Service

Age	56 years old
Citizenship	Indonesian
Domicile	Bogor, Indonesia
Educations	1995	Master degree in Telecomunication Engineering, Institut Teknologi Bandung, Indonesia
	1989	Bachelor degree in Electrical Engineering, Institut Teknologi Sepuluh Nopember, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021
Current Double Position	2022	Commissioner, PT Telkom Data Ekosistem (NeutraDC)
	2022	Commissioner, PT Telkom Satelit (Telkomsat)
	2021	Commissioner, PT Telekomunikasi Indonesia International (Telin)
Work Experiences	2021 - 2023	President Commissioner, PT Telkom Infra
	2019 - 2020	Director of Enterprise & Business Service, PT Telkom Indonesia (Persero) Tbk
	2019 - 2020	President Commissioner, PT Telkom Satelit
	2019 - 2020	Commissioner, PT Telkom Metra
	2018 - 2019	Deputy President Director/COO, PT Telkom Satelit
	2015 - 2019	President Director, PT Patrakom
	2012 - 2019	Managing Director, PT Metrasat
	2009 - 2012	General Manager of Operations, PT Metrasat

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9.	Honesti Basyir

Director of Group Business Development

Age	55 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	2002	Magister Corporate Finance, Institut Manajemen Telkom, Indonesia
	1992	Bachelor degree in Industrial Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 30, 2023
Current Double Position	Do not have double position
Work Experiences	2019 - 2023	President Director, PT Bio Farma (Persero)
	2017 - 2019	President Director, PT Kimia Farma Tbk
	2014 - 2017	Director of Wholesale and International Service, PT Telkom Indonesia (Persero) Tbk
	2012 - 2014	Director of Finance, PT Telkom Indonesia (Persero) Tbk

DIRECTORS AFFILIATIONS AND RELATIONSHIPS

Telkom discloses the affiliation relationship between members of the Board of Directors and fellow members of the Board of Directors, Commissioners, and major and controlling shareholders, including the names of affiliated parties in accordance with the principle of transparency in the implementation of good corporate governance or GCG.

No.	Name	Position	Financial Affiliation with			Family Affiliation with
			BoC	BoD	Major & Controlling Shareholder(1)	BoC	BoD	Major & Controlling Shareholder(1)
1.	Ririek Adriansyah	President Director	No	No	No	No	No	No
2.	Heri Supriadi	Director of Finance and Risk Management	No	No	No	No	No	No
3.	FM Venusiana R	Director of Enterprise & Business Service	No	No	No	No	No	No
4.	Herlan Wijanarko	Director of Network & IT Solution	No	No	No	No	No	No
5.	Muhamad Fajrin Rasyid	Director of Digital Business	No	No	No	No	No	No
6.	Budi Setyawan Wijaya	Director of Strategic Portfolio	No	No	No	No	No	No
7.	Afriwandi	Director of Human Capital Management	No	No	No	No	No	No
8.	Bogi Witjaksono	Director of Wholesale & International Service	No	No	No	No	No	No
9.	Honesti Basyir(2)	Director of Group Business Development	No	No	No	No	No	No

Remarks:

(1)	Controlling Shareholder in this matter is the Indonesian government represented by the Ministry of State-Owned Enterprises as the primary shareholder.
(2)	Serving since May 30, 2023 according to the result of Telkom AGMS Year 2022.

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BOARD OF DIRECTORS’ COMPOSITION

Based on Annual General Meeting of Shareholders (AGMS) on May 30, 2023, there were several decisions to change the composition of members of the Board of Directors which determined:

1.	Transferring assignment of FM Venusiana R which from the beginning as Director of Consumer Service to Director of Enterprise & Business Service.
2.	Appointed Honesti Basyir as Director of Group Business Development.

Thus, the composition members of Telkom’s Board of Directors as of December 31, 2023 are as follow:

Before the Change	After the Change (as of December 31, 2023)
Ririek Adriansyah President Director	Ririek Adriansyah President Director
Budi Setyawan Wijaya Director of Strategic Portfolio	Budi Setyawan Wijaya Director of Strategic Portfolio
Heri Supriadi Director of Finance and Risk Management	Heri Supriadi Director of Finance and Risk Management
Herlan Wijanarko Director of Network & IT Solution	Herlan Wijanarko Director of Network & IT Solution
Bogi Witjaksono Director of Wholesale & International Service	Bogi Witjaksono Director of Wholesale & International Service
Muhamad Fajrin Rasyid Director of Digital Business	Muhamad Fajrin Rasyid Director of Digital Business
Afriwandi Director of Human Capital Management	Afriwandi Director of Human Capital Management
FM Venusiana R Director of Consumer Service and PLT Director of Enterprise & Business Service	FM Venusiana R Director of Enterprise & Business Service
Honesti Basyir Director of Group Business Development

There is no change in composition of the Board of Directors’ members after the financial year ends until the deadline for submitting the Annual Report.

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PROFILE OF THE SENIOR VICE PRESIDENT

1.	Indrawan Ditapradana

SVP Corporate Secretary

Age	50 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Serving since	October 1, 2020
Educations	2012	Master degree in Management, Universitas Gadjah Mada, Indonesia
	1997	Bachelor degree in Electrical Engineering, Institut Teknologi Telkom, Indonesia

2.	Ahmad Reza

SVP Corporate Communication & Investor Relation

Age	46 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Serving since	October 1, 2020
Educations	2001	Bachelor degree in Economics, STIE IBII (Kwik Kian Gie Business School), Indonesia

3.	Daru Mulyawan

SVP Internal Audit

Age	52 years old
Citizenship	Indonesian
Domicile	South Tangerang, Indonesia
Serving since	July 1, 2022
Educations	1996	Bachelor degree in Accounting, Universitas Diponegoro, Indonesia

4.	Jemy Vestius Confido

SVP Group Corporate Transformation

Age	48 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Serving since	January 1, 2024
Educations	2019	Doctoral degree in Business Law, Universitas Pelita Harapan, Indonesia
	2019	Doctoral degree in Management, Institut Teknologi Bandung, Indonesia
	1999	Master of Science in Engineering Management, TUFTS University, United States of America
	1997	Bachelor degree in Industrial Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia

5.	Jati Widagdo

SVP Risk Management

Age	50 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Serving since	August 1, 2021
Educations	1996	Bachelor degree in Industrial Engineering, Institut Teknologi Telkom, Indonesia

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PROFILE OF TELKOM EMPLOYEES

Employees make a major contribution to the successful achievement of Company's vision and mission. For this reason, TelkomGroup encourages all its employees to have high agility in their work and carry out employee engagement to support the transition to a digital telecommunication company. TelkomGroup management always guarantees the creation of work environment that is professional, safe, comfortable, and without discrimination, so that all TelkomGroup employees can work wholeheartedly and carry out management directions well.

Total Employee
Telkom Employee
7,469
Subsidiary Employee
15,595
Education
Postgraduate
1,625
Pre-University
779
Diploma
437
Undergraduate
4,628
Age
< 30 Years Old
2,125
> 45 Years Old
3,075
30-45 Years Old
2,269
Employee Position
Others
1,049
Senior Management
122
Supervisor
3,653
Middle Management
2,645
Employment Status
Professional
299
Study Assignment
126
Retirement Preparation Period
84
Permanent Employee
6,960
Gender
Female
2,760
Male
4,709

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At the end of 2023, Telkom is recorded to have 23,064 employees, consisting of 7,469 employees from the parent company and 15,595 employees from subsidiaries. When compared to 2022, the number of TelkomGroup employees in 2023 decreased by 729 people or 3%. During 2023, Telkom did not release employees before retirement.

Number of Telkom and Subsidiaries Employees in the Last 3 Years

Description	2023	2022	2021
Telkom Employee	7,469	8,919	8,789
Subsdiary Employee	15,595	14,874	14,967
Total	23,064	23,793	23,756

NUMBER OF EMPLOYEES BASED ON EDUCATION LEVEL AND AGE DISTRIBUTION

At the end of 2023, the largest proportion of education level of TelkomGroup employees will be at undergraduate level, amounting to 68% or 15,624 people. The following table present TelkomGroup employee data based on education level, namely pre-university, diploma, undergraduate, and postgraduate from 2021 - 2023.

Number of Telkom and Subsidiary Employees Based on Education Level

Education Level	2023				2022		2021
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Pre-University	779	1,284	2,063	8.9	2,276	9.6	2,524	10.6
Diploma	437	1,742	2,179	9.5	2,492	10.5	2,651	11.2
Undergraduate	4,628	10,996	15,624	67.7	15,837	66.6	15,415	64.9
Postgraduate (Master and Doctorate)	1,625	1,573	3,198	13.9	3,188	13.4	3,166	13.3
Total	7,469	15,595	23,064	100.0	23,793	100.0	23,756	100.0

Next, a grouping of employees based on age is presented. As of the end of 2023, Telkom has 73.4% or 16,925 employees who are under 45 years old. When compared to the previous period, this number decreased by 1.%.

Number of Telkom and Subsidiary Employees Based on Age

Age	2023				2022		2021
	Telkom	Subsidiary	Total	%	Total	%	Total	%
< 30 years	2,125	2,797	4,922	21.3	5,401	22.7	5,754	24.2
30 - 45 years	2,269	9,734	12,003	52.0	11,681	49.1	11,065	46.6
> 45 years	3,075	3,064	6,139	26.6	6,711	28.2	6,937	29.2
Total	7,469	15,595	23,064	100.0	23,793	100.0	23,756	100.0

NUMBER OF EMPLOYEES BY POSITION AND EMPLOYMENT STATUS

TelkomGroup has several positions, namely senior management, middle management, supervisor, and other position under supervisor. At the end of 2023, the highest number of employees of Telkom and its subsidiaries were at the supervisory level as many as 12,331 people, decreased by 2.38% or 301 employees compared to the previous period.

Number of Telkom and Subsidiary Employees Based on Position

Employee Position	2023				2022		2021
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Senior Management	122	185	307	1.3	322	1.4	319	1.4
Middle Management	2,645	3,510	6,155	26.7	6,209	26.1	6,039	25.4
Supervisor	3,653	8,678	12,331	53.5	12,632	53.1	12,213	51.4
Others	1,049	3,222	4,271	18.5	4,630	19.5	5,185	21.8
Total	7,469	15,595	23,064	100.0	23,793	100.0	23,756	100.0

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Furthermore, in terms of employment status, as of December 31, 2023 TelkomGroup has 20,605 permanent employees or 89.34% of the total employees. Meanwhile, non-permanent employees are divided into 2 categories, namely Professional and Rehire, with total number of 2,459 people or by 10.66% of total employees.

Number of Telkom and Subsidiary Employees Based on Employment Status

Employment Status	2023				2022		2021
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Permanent Employee	6,960	13,402	20,362	88.3	20,869	87.7	20,829	87.7
Professional	299	2,136	2,435	10.6	2,531	10.7	2,585	10.9
Rehire	-	24	24	0.1	311	1.3	287	1.2
Retirement Preparation Period	84	26	110	0.5	58	0.2	33	0.1
Study Assignment	126	7	133	0.6	24	0.1	22	0.1
Total	7,469	15,595	23,064	100.0	23,793	100.0	23,756	100.0

GENDER EQUALITY ASSURANCE AND NUMBER OF EMPLOYEES BASED ON GENDER

TelkomGroup guarantees gender equality in its Company's operating environment, in line with Resolution of the Board of Directors PD.201.01/r.00/PS150/COP-B0400000.2014 dated May 6, 2014 regarding Business Ethics within TelkomGroup. At the end of 2023, TelkomGroup has 16,019 male employees and 7,045 female employees. Even though the number of male employees is greater, TelkomGroup does not have a policy to set quota for the number of employees based on gender or discriminate against one gender. However, based on the characteristics of the industry, the interest of men to work in the telecommunications sector is higher than women.

Number of Telkom and Subsidiary Employees Based on Gender

Gender	2023				2022		2021
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Male	4,709	11,310	16,019	69.5	16,654	70.0	16,847	70.9
Female	2,760	4,285	7,045	30.6	7,139	30.0	6,909	29.1
Total	7,469	15,595	23,064	100.0	23,793	100.0	23,756	100.0

The next table shows the seriousness of TelkomGroup in implementing gender equality in the work environment both men and women who have the capability and competence have the right to occupy any position in the Company. In the 2023 period, there are 37 women occupying Senior Management positions, 1,371 people occupying Middle Management positions, 3,712 people occupying supervisory positions, and 1,925 persons occupying other positions.

Number of Telkom and Subsidiary Employees Based on Position and Gender

Employee Position	Telkom			Subsidiary			Total
	Male	Female	Total	Male	Female	Total	Male	Female	Total
Senior Management	104	18	122	166	19	185	270	37	307
Middle Management	1,834	811	2,645	2,950	560	3,510	4,784	1,371	6,155
Supervisor	2,239	1,414	3,653	6,380	2,298	8,678	8,619	3,712	12,331
Others	532	517	1,049	1,814	1,408	3,222	2,346	1,925	4,271
Total	4,709	2,760	7,469	11,310	4,285	15,595	16,019	7,045	23,064

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SHAREHOLDERS COMPOSITION

Telkom's shareholder structure as of December 31, 2023 can be seen in the following diagram.

The authorized capital issued and fully paid by Telkom is 99,062,216,600 shares. These shares are divided into 1 Series A Dwiwarna share which is only owned by the Government of the Republic of Indonesia and 99,062,216,599 Series B shares (common shares). The main and controlling shareholder of Telkom is the Government of the Republic of Indonesia which has a percentage of share ownership of 52.09%.

Composition of Shareholders Telkom as of December 31, 2023

Shareholders	Series A	Series B	%
	Dwiwarna	Ordinary Shares
The Government of the Republic of Indonesia	1	51,602,353,559	52.09
Public	-	47,459,863,040	47.91
Total	1	99,062,216,599	100.0

The following tables present the composition of Telkom shareholders in more detail.

1.	Shareholders with More than 5% Ownership (Major/Controlling Shareholders)

Type of Share	Individual or Group Identity	January 1, 2023		December 31, 2023
		Total Shares	%	Total Shares	%
Series A	The Government of the Republic of Indonesia	1	0	1	0
Series B	The Government of the Republic of Indonesia	51,602,353,559	52.09	51,602,353,559	52.09

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2.	Ownership of Shares by Directors and the Board of Commissioners
On December 31, 2023 there are no Commissioner or Director which has more than 1.0% of Telkom shares.

	BoC and BoD	January 1, 2023		December 31, 2023
		Total Shares	%	Total Shares	%
Board of Commisioners	Bambang Permadi Soemantri Brodjonegoro	-	-	-	-
	Wawan Iriawan	-	-	-	-
	Bono Daru Adji	-	-	-	-
	Abdi Negara Nurdin	-	-	-	-
	Marcelino Rumambo Pandin	-	-	1,968,000	<0.01
	Ismail	-	-	1,968,000	<0.01
	Rizal Mallarangeng	-	-	1,968,000	<0.01
	Isa Rachmatarwata	-	-	1,968,000	<0.01
	Arya Mahendra Sinulingga	87,500	<0.01	2,014,800	<0.01
	Silmy Karim	-	-	-	-
Board of Directors	Ririek Adriansyah	1,156,955	<0.01	6,016,355	<0.01
	Heri Supriadi	40,000	<0.01	4,170,400	<0.01
	FM Venusiana R	-	-	7,806,900	<0.01
	Herlan Wijanarko	42,500	<0.01	4,172,900	<0.01
	Muhamad Fajrin Rasyid	-	-	4,130,400	<0.01
	Budi Setyawan Wijaya	275,000	<0.01	4,585,400	<0.01
	Afriwandi	42,500	<0.01	4,172,900	<0.01
	Bogi Witjaksono	-	-	4,130,400	<0.01
	Honesti Basyir	-	-	370,544	<0.01

3.	Percentage of Indirect Ownership of Shares of Issuers or Public Companies by Members of the Board of Directors and Members of the Board of Commissioners at the Beginning and End of Financial Year
All members of the Board of Directors and/or the entire Board of Commissioners do not own shares of issuers or public companies indirectly at the beginning and end of 2023.

4.	Shareholders with Less than 5% Ownership
Telkom Shareholders with Individual Ownership Less than 5%, as of December 31, 2023.

Description	Group	January 1, 2023		December 31, 2023
		Total Shares	%	Total Shares	%
Foreign	Business/Institution	37,027,407,617	37.38	37,017,581,228	37.37
	Individual	16,925,500	0.02	16,870,800	0.02
Local	Business/Institution
	Pensions Funds	3,531,262,544	3.56	3,858,668,094	3.90
	Mutual Fund	2,592,846,400	2.62	2,457,790,575	2.48
	Insurance Company	2,663,197,893	2.69	2,442,919,996	2.47
	Limited Liability	175,105,807	0.18	139,068,231	0.14
	Others	97,124,250	0.10	136,440,950	0.14
	Individual	1,355,993,029	1.37	1,390,523,166	1.40
Total		47,459,863,040	47.91	47,459,863,040	47.91

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5.	Percentage of Shares Owned by Domestic and Foreign

As of December 31, 2023, 180,077 shareholders (including the Government of the Republic of Indonesia) were registered as ordinary shareholders. From this amount, 37,034,452,028 common shares are owned by 2,412 overseas shareholders or 37.39%. In addition, there are 68 ADS shareholders who own 39,734,520 ADS (1 ADS is equivalent to 100 common shares).

6.	List of 20 Largest Public Shareholders

No.	Institution	%
1.	CITIBANK SINGAPORE S/A GOVERNMENT OF SINGAPORE	2.99
2.	DJS KETENAGAKERJAAN PROGRAM JHT	2.39
3.	BNYM RE BNYMLB RE EMPLOYEES PROVIDENTFDBOARD-2039927326	1.41
4.	THE NT TST CO S/A HARDING LOEVNER FUNDS, INC. INTERNATIONAL EQUITY PORTFOLIO	0.70
5.	JPMCB NA RE-VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND	0.64
6.	JPMCB NA RE - VANGUARD EMERGING MARKETS STOCK INDEX FUND	0.63
7.	JPMCB NA RE-NEW WORLD FUND, INC	0.57
8.	CITIBANK SINGAPORE S/A MONETARY AUTHORITY OF SPORE	0.45
9.	THE NT TST CO S/A WGI EMERGING MARKETS FUND, LLC	0.45
10.	STATE STREET BANK-ISHARES CORE MSCI EMERGING MARKETS ETF	0.44
11.	DJS KETENAGAKERJAAN PROGRAM JP	0.42
12.	BNYMSANV RE BNYM RE PEOPLE'S BANK OF CHINA	0.42
13.	HSBC BANK PLC S/A KUWAIT INVESTMENT AUTHORITY	0.31
14.	JPMCB NA RE-VANGUARD FIDUCIARY TRUST COMPANY INSTITUTIONAL TOTAL INTERNATIONALS	0.30
15.	STATE STREET BANK-MFS EMERGING MARKETS EQUITY FUND	0.29
16.	JPMSE LUX RE UCITS CLT RE-JPMORGAN FUNDS	0.28
17.	HSBC BK PLC S/A THE PRUDENTIAL ASSURANCE CO LTD	0.27
18.	JPMCB NA RE - BLACKROCK INST TR CO N A INVESTMENT FDS FOR EMPLOYEE BENEFIT TRUST	0.27
19.	BNYMSANV RE BNYMIL RE FSI ICVC – STEWART INV APLSF-2039846536	0.26
20.	JPMSE LUX RE UCITS CLT RE-JPMORGAN INVESTMENT FUNDS	0.25

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SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINT VENTURES

As of December 31, 2023, Telkom has 45 subsidiaries with direct and indirect ownership and an ownership percentage of more than 50%, so that its Financial Statements are consolidated with Telkom as the parent company. In addition, there are 9 unconsolidated subsidiaries (affiliates).

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As of December 31, 2023, Telkom has consolidated its Financial Statements for all subsidiaries that are owned directly or indirectly.

SUBSIDIARIES WITH DIRECT OWNERSHIP

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Telekomunikasi Selular (Telkomsel) Jakarta, Indonesia	69.90%	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (GSM) technology	Operating	112,966	Telkomsel Smart Office Telkom Landmark Tower 1st - 20th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Dayamitra Telekomunikasi (Mitratel) Jakarta, Indonesia	72%	Leasing telecommunication towers and other telecommunications services	Operating	57,010	Telkom Landmark Tower 25th - 27th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Multimedia Nusantara (Metra) Jakarta, Indonesia	100%	Network telecommunication services and multimedia	Operating	18,457	Telkom Landmark Tower 22nd & 41st floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Telekomunikasi Indonesia International (Telin) Jakarta, Indonesia	100%	Telecommunication	Operating	15,175	Telkom Landmark Tower 16th - 17th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Telkom Satelit Indonesia (Telkomsat) Jakarta, Indonesia	100%	Telecommunication - provide satellite communication system, services, and facilities	Operating	7,938	Telkom Landmark Tower 21st floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Sigma Cipta Caraka Tangerang, Indonesia	100%	Information technology service-system implementation and integration service, outsourcing, and software license maintenance	Operating	7,616	Telkom Landmark Tower 23rd floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Graha Sarana Duta Jakarta, Indonesia	100%	Leasing of offices and providing building management and maintenance services, civil consultant, and developer	Operating	5,614	Graha Telkom Property Jl. Kebon Sirih No. 10, Central Jakarta 10110, Indonesia
PT Telkom Akses Jakarta, Indonesia	100%	Construction, service, and trade in the field of telecommunication	Operating	4,777	Telkom Building, West Jakarta Jl. S. Parman Kav. 8 West Jakarta 11440, Indonesia
PT Telkom Data Ekosistem, Indonesia	100%	Data center	Operating	4,059	Graha Telkomsigma 5th floor Jl. Kapten Subijanto DJ BSD City, South Tangerang, Banten 15321, Indonesia

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Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Metra-Net Jakarta, Indonesia	100%	Multimedia portal service	Operating	1,654	Mulia Business Park, J Building Jl. Letjen MT Haryono Kav. 58 - 60 Pancoran, Jakarta 12780, Indonesia
PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra) Jakarta, Indonesia	100%	Construction, service, and trade in the field of telecommunication	Operating	1,261	Telkom Landmark Tower 19th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT PINS Indonesia Jakarta, Indonesia	100%	Telecommunication construction and services	Operating	775	Telkom Landmark Tower 42nd floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Napsindo Primatel Internasional Jakarta, Indonesia	60%	Telecommunication – provides Network Access Point (NAP), Voice Over Data (VOD) and other related services	Ceased operations on January 13, 2006	5	-
PT Telkom Infrastruktur Indonesia Jakarta, Indonesia	100%	Network & telecommu-nication service, informatic and asset optimization	Not yet operational	-	Telkom Landmark Tower, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia

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SUBSIDIARIES WITH INDIRECT OWNERSHIP

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Metra Digital Investama Jakarta, Indonesia	100%	Trading and/or providing services related to information and technology, multimedia, entertainment, and investment	Operating	8,556	Telkom Landmark Tower 21st floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
Telekomunikasi Indonesia International Ltd., Hong Kong	100%	Telecommunication	Operating	3,842	Suite 905, 9/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong
Telekomunikasi Indonesia International Pte. Ltd. Singapura	100%	Telecommunication	Operating	3,499	Maritime Square, #09-63 Harbour Front Centre, Singapore – 099253
PT Infomedia Nusantara Jakarta, Indonesia	100%	Data and information service-provide telecommunication information service and other information services in the form of print and electronic media and call center service	Operating	2,243	PT Infomedia Nusantara Head Office Jl. RS Fatmawati 77 - 81 Jakarta 12150, Indonesia
PT Telkom Landmark Tower Jakarta, Indonesia	55%	Service for property development and management	Operating	1,986	Telkom Landmark Tower, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Finnet Indonesia Jakarta, Indonesia	60%	Information technology services	Information technology services	1,761	Telkom Landmark Tower 18th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Persada Sokka Tama, Jakarta, Indonesia	100%	Providing telecommunication network infrastructure	Operating	1,622	Graha Persada 2, 1st floor Jl. Kyai Haji Noor Alie No. 89, Kalimalang, Bekasi, West Java 17148, Indonesia
PT Nuon Digital Indonesia Jakarta, Indonesia	100%	Digital content exchange hub services	Operating	1,194	Telkom Landmark Tower 45th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
Telekomunikasi Indonesia International S.A. Dili, Timor Leste	100%	Telecommunication	Operating	1,082	Timor Plaza 4th floor, Rua Presidente Nicolao Lobato, Comoro, Dili Timor Leste
PT Telkomsel Mitra Inovasi Jakarta, Indonesia	100%	Business management consulting and capital venture services	Operating	1,020	Telkomsel Smart Office 8th floor Jl. Gatot Subroto Kav. 52, Jakarta 1270, Indonesia
PT Metra Digital Media Jakarta, Indonesia	100%	Directory information services	Operating	993	Telkom Landmark Tower 18th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710 Indonesia

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Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Telkomsel Ekosistem Digital (“TED”) Jakarta, Indonesia	100%	Information services and multimedia technology, entertainment, and investment	Operating	777	Telkom Landmark Tower Building 1, 3rd floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Administrasi Medika Jakarta, Indonesia	100%	Health insurance administration services	Operating	757	STO Telkom Gambir Building C 3rd floor Jl. Medan Merdeka Selatan, No. 12, Central Jakarta 10110, Indonesia
PT Teknologi Data Infrastruktur Jakarta, Indonesia	60%	Satellite services	Operating	606	Telkom Landmark Tower 41st floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
TS Global Network Sdn. Bhd. Petaling Jaya, Malaysia	70%	Satellite service	Operating	420	Teknorat ½ street, Cyber 3, 6300 Cyberjaya, Selangor Darul Ehsan, Malaysia
PT Swadharma Sarana Informatika Jakarta, Indonesia	51%	Cash Replenishment services and ATM maintenance	Operating	397	St Arteri JORR, No. 70, Jati Melati, Pondok Melati, Bekasi, Indonesia
PT Digital Aplikasi Solusi Jakarta, Indonesia	100%	Communication system services	Operating	341	88 @ Kasablanka, 35th floor of Jakarta 12870
PT Graha Telkomsigma Jakarta, Indonesia	100%	Management and consulting services	Operating	333	Jl. Kapt. Subijanto Dj. Bumi Serpong Damai Tangerang 15321, Indonesia
PT Nusantara Sukses Investasi Jakarta, Indonesia	100%	Service and trading	Operating	292	Multimedia Tower, Annex Building 2nd floor Jl. Kebon Sirih No. 10 - 12, Central Jakarta, Indonesia
PT Graha Yasa Selaras Jakarta, Indonesia	51%	Tourism service	Operating	290	Jl. Cimanuk No. 33 Bandung, Indonesia
PT Nutech Integrasi Jakarta, Indonesia	60%	System integrator	Operating	227	Jl. Tanjung Barat Raya, No. 17, Pasar Minggu, South Jakarta 12510, Indonesia
Telekomunikasi Indonesia International Inc., Los Angeles, USA	100%	Telecommunication	Operating	212	800 Wilshire Boulevard, Suite 620 Los Angeles, California 90017, USA
PT Collega Inti Pratama jakarta, Indonesia	70%	Trade and services	Operating	191	Gedung Tavalera 6th - 7th floor Jl. TB Simatupang Kav. 22 - 26, Jakarta 12430, Indonesia
PT Media Nusantara Data Global Jakarta, Indonesia	55%	Consulting services	Operating	136	Kuningan Barat No. 8, Mampang Prapatan Gedung Cyber-1 South Jakarta, DKI Jakarta 12710, Indonesia
Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd. Kuala Lumpur, Malaysia	70%	Telecommunication	Operating	125	Suite 7 - 3, Level 7, Wisma UOA II No. 21, Jalan Pinang, KLCC, 50450, Kuala Lumpur, Malaysia

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Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
Telekomunikasi Indonesia International Australia Pty. Ltd. Sydney, Australia	100%	Telecommunication	Operating	67	Level 4, 241 Commonwealth Street Surry Hills NSW 2010, Australia
PT Metra TV Jakarta, Indonesia	100%	Subscription broadcasting services	Operating	50	Telkom Landmark Tower 22nd & 41st floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Pojok Celebes Mandiri Jakarta, Indonesia	100%	Travel agency services	Operating	44	Plasa TelkomGroup 2nd floor Jl. RS. Fatmawati No. 65, Cilandak Barat, South Jakarta 12430, Indonesia
Bosnet Distribution Indonesia Jakarta, Indonesia	60%	Information and communication	Operating	40	Gedung Mayapada Tower 11th floor (Virtual Office) Jl. Jenderal Sudirman Kav. 28, Karet, Setiabudi Jakarta, Indonesia
PT Metraplasa Jakarta, Indonesia	60%	Network & e-commerce services	Operating	30	Mulia Business Park, J Building Jl. Letjen MT Haryono Kav. 58 - 60 Pancoran, Jakarta 12780, Indonesia
NeutraDC Singapore	100%	Data center	Not yet operational	-	30 Changi North Way Singapore (498814)

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CHRONOLOGY OF STOCKS REGISTRATION

Since November 14, 1995, Telkom shares have been listed and traded in Indonesia Stock Exchange (IDX) with ticker of TLKM and New York Stock Exchange (NYSE) with ticker of TLK.

Date	Corporate Actions	Price (Rp/Sheet)		Composition of Share Ownership
		Nominal	Bid	Government of Republic of Indonesia	Public
13/11/1995	Pre-Initial Public Offering	500	2,050	8,400,000,000	-
	Sale of Shares Held by Government			(933,334,000)	933,334,000
	Telkom Right Issue			-	933,333,000
	Composition of Share Ownership			7,466,666,000	1,866,667,000
11/12/1996	Government Shares Block Sale	500	3,850	(388,000,000)	388,000,000
	Composition of Share Ownership			7,078,666,000	2,254,667,000
15/05/1997	Government Distributes Incentive Shares to All Public Shareholders	500	3,675	(2,670,300)	2,670,300
	Composition of Share Ownership			7,075,995,700	2,257,337,300
07/05/1999	Government Shares Block Sale	500	3,825	(898,000,000)	898,000,000
	Composition of Share Ownership			6,177,995,700	3,155,337,300
02/08/1999	Distribution of Shares Bonus (Issuance) (Each 50 Shares Gets 4 Shares)	500	3,275	494,239,656	252,426,984
	Composition of Share Ownership			6,672,235,356	3,407,764,284
07/12/2001	Government Shares Block Sale	500	2,700	(1,200,000,000)	1,200,000,000
	Composition of Share Ownership			5,472,235,356	4,607,764,284
16/07/2002	Government Shares Block Sale	500	3,775	(312,000,000)	312,000,000
	Composition of Share Ownership			5,160,235,356	4,919,764,284
01/10/2004	Stock Split with Ratio 1:2	250	4,200	10,320,470,712	9,839,528,568
21/12/2005	Shares Buy Back Program (I)(1)	250	6,050	-	(211,290,500)
	Composition of Share Ownership			10,320,470,712	9,628,238,068
29/06/2007	Shares Buy Back Program (II)(2)	250	9,850	-	(215,000,000)
	Composition of Share Ownership			10,320,470,712	9,413,238,068
20/06/2008	Shares Buy Back Program (III)(3)	250	7,750	-	(64,284,000)
	Composition of Share Ownership			10,320,470,712	9,348,954,068
19/05/2011	Shares Buy Back Program (IV)(4)	250	7,600	-	(520,355,960)
	Composition of Share Ownership			10,320,470,712	8,828,598,108
14/06/2013	Transfer of Shares Buy Back Program III to Employees through ESOP Program	250	10,550	-	59,811,400
	Composition of Share Ownership			10,320,470,712	8,888,409,508
30/07/2013	Transfer of Shares Buy Back Program I through Private Placement	250	11,750	-	211,290,500
	Composition of Share Ownership			10,320,470,712	9,099,700,008
02/09/2013	Stock Split with Ratio 1:5	50	2,150	51,602,353,560	45,498,500,040
13/06/2014	Transfer of Shares Buy Back Program II through Private Placement	50	2,440	-	1,075,000,000
	Composition of Share Ownership			51,602,353,560	46,573,500,040
21/12/2015	Transfer of Remaining Shares Buy Back Program III through Private Placement	50	3,110	-	22,363,000
	Composition of Share Ownership			51,602,353,560	46,595,863,040
29/06/2016	Transfer of Remaining Shares Buy Back Program IV through Private Placement	50	3,970	-	864,000,000

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Date	Corporate Actions	Price (Rp/Sheet)		Composition of Share Ownership
		Nominal	Bid	Government of Republic of Indonesia	Public
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2017	No corporate action	-	-	-	-
	Composition of Share Ownership			51,602,353,560	47,459,863,040
02/07/2018	Transfer of Treasury Stock throught Withdrawal by way of Capital Reduction	50	3,750	-	1,737,779,800
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2019	No corporate action	-	-	-	-
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2020	No corporate action	-	-	-	-
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2021	No corporate action	-	-	-	-
	Share Ownership Composition			51,602,353,560	47,459,863,040
2022	No corporate action	-	-	-	-
	Share Ownership Composition			51,602,353,560	47,459,863,040
2023	No corporate action	-	-	-	-
	Share Ownership Composition			51,602,353,560	47,459,863,040

Remarks:

(1)	First shares buy back program began on December 21, 2005 (simultaneously with the EGMS when the program was approved) and ended in June 2007.
(2)	Second shares buy back program began on June 29, 2007 (simultaneously with the EGMS when the program was approved) and ended in June 2008.
(3)	Third shares buy back program began on June 20, 2008 (simultaneously with the EGMS when the program was approved) and ended in December 2009.
(4)	Fourth shares buy back program began on May 19, 2011 (simultaneously with the AGMS when the program was approved) and ended in November 2012.

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CHRONOLOGY OF OTHER SECURITIES REGISTRATION

On July 16, 2002, Telkom issued its first bonds with a value of Rp1,000 billion with a tenor of 5 years on Surabaya Stock Exchange. Telkom has fulfilled its obligations on the bonds on the maturity date, namely July 16, 2007. Then on June 25, 2010, Telkom issued its second bond consisting of Series A worth Rp1,005 billion with a tenor of 5 years and Series B worth Rp1,995 billion with a tenor of 10 years. These two bonds were issued on IDX and were paid in full on their maturity dates, namely July 6, 2015 and July 6, 2020.

Furthermore, Telkom issued Phase I Sustainable Bonds I on June 16, 2015, consisting of Series A worth Rp2,200 billion with a tenor of 7 years, Series B worth Rp2,100 billion with a tenor of 10 years, Series C worth Rp1,200 billion with a tenor of 15 years, and Series D worth Rp1,500 billion with a tenor of 30 years. All of these bonds have been listed and traded on IDX. Series A bonds have been paid in full on the maturity date, namely June 23, 2022.

Bond Name	Amount (Rp million)	Issuance Date	Maturity Date	Period (Year)	Interest Rate	Underwriter	Trustee	Settlement Date
Telkom Bond I 2002	1,000,000	July 16, 2002	July 16, 2007	5	17.00%	PT Danareksa Sekuritas	PT BNI Tbk; PT BRI Tbk	July 16, 2007
Telkom Bond II 2010 Series A	1,005,000	June 25, 2010	July 6, 2015	5	9.60%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank CIMB Niaga Tbk	July 6, 2015
Telkom Bond II 2010 Series B	1,995,000	June 25, 2010	July 6, 2020	10	10.20%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	July 6, 2020
Telkom Shelf Registered Bond I 2015 Series A	2,200,000	June 23, 2015(1)	June 23, 2022	7	9.93%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas Indonesia (Tbk)	PT Bank Permata Tbk	-
Telkom Shelf Registered Bond I 2015 Series B	2,100,000	June 23, 2015(1)	June 23, 2025	10	10.25%
Telkom Shelf Registered Bond I 2015 Series C	1,200,000	June 23, 2015(1)	June 23, 2030	15	10.60%
Telkom Shelf Registered Bond I 2015 Series D	1,500,000	June 23, 2015(1)	June 23, 2045	30	11.00%

Remark:

(1)	Telkom Shelf Registered Bonds 1 Telkom 2015 Series A was issued June 16, 2015 but the official sale transaction was on June 23, 2015.

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In addition to bonds, on September 4, 2018, Telkom also issued Medium Term Notes I Year 2018 with a principal value of Rp758,000,000,000 and Medium Term Notes Syariah Ijarah I Telkom Year 2018 with the remaining ijarah fee of Rp742,000,000,000. For each Medium Term Notes, Telkom issued three series and appointed PT Bank Tabungan Negara (Persero) Tbk as Monitoring Agent. Telkom has paid off MTN I Telkom Year 2018 Series C and MTN Syariah Ijarah I Telkom Year 2018 Series C which mature on September 4, 2021.

Medium Term Notes	Currency Principal (Rp million)	Issuance Date	Maturity Date	Term (Year)	Interest Rate per Annum (%) /Installment Payment per Year (Rp million)	Arranger	Monitoring Agent	Settlement Date
Telkom’s 2018 MTN I A Series	262,000	September 4, 2018	September 14, 2019	1	7.25%	PT Bahana Sekuritas; PT BNI Sekuritas; PT CGS-CIMB Sekuritas Indonesia; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	September 14, 2019
Telkom’s 2018 MTN I B Series	200,000	September 4, 2018	September 4, 2020	2	8.00%			September 4, 2020
Telkom’s 2018 MTN I C Series	296,000	September 4, 2018	September 4, 2021	3	8.35%			September 4, 2021
Telkom’s 2018 MTN Syariah Ijarah I A Series	264,000	September 4, 2018	September 14, 2019	2	Rp19,000			September 14, 2019
Telkom’s 2018 MTN Syariah Ijarah I B Series	296,000	September 4, 2018	September 4, 2020	2	Rp24,000			September 4, 2020
Telkom’s 2018 MTN Syariah Ijarah I C Series	182,000	September 4, 2018	September 4, 2021	2	Rp15,000			September 4, 2021

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NAME AND ADDRESS OF INSTITUTIONS AND/OR SUPPORTING CAPITAL MARKET PROFESSION

.5
	Supporting Capital Market Profession	Address	Service		2023 Fee	Assignment Period
External Auditor/ Public Accountant	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited) and associated entities*	Bursa Efek Indonesia Building, 2nd Tower, 7th floor Jl. Jend. Sudirman Kav. 52 - 53 Jakarta 12190	●

Conducting general and integrated audit of the Consolidated Financial Statements based on Financial Accounting Standards ("SAK") in Indonesia and International Financial Reporting Standards ("IFRS") and the effectiveness of internal control over financial reporting.

					Rp73 billion	Since 2012
			●	Conducting audit based on ETAP Accounting Standards (Entities Without Public Accountability) on the Financial Statements of the Social and Environmental Responsibility Program.
			●	Conduct an audit based on Financial Audit Standards State regarding the Company's Compliance with Legislation and Internal Control of PT Telkom for the 2023 financial year.
			●	Conducting collaborative audit services with BPK RI regarding the preparation of LKPP RI for the 2023 financial year (SA 600).
			●	Conducting Agreed Upon Procedures ("AUP") service for SOE Financial Information Package.
			●	Conducting compliance attestation services for the Prudential Principle Implementation Activity Report (KPPK Report) in managing Non-Bank Corporate Foreign Debt for the Company, Telkomsel, and Telin.
			●	Conducting Agreed Upon Procedures ("AUP") services for KPI calculation and measurement for the Company's Board of Directors and Board of Commissioners.
			•	Providing an adequate engagement by SPA 3420 for compiling proforma financial information relating to FMC transactions.
			•	Conducting general audit based on financial accounting standards applicable to the Company's subsidiaries.
			•	Financial and IT due diligence for PT Metra Digital Investama.
			•	2023 income tax compliance services for Telin Taiwan.
Securities Administration Bureau	PT Datindo Entrycom	Wisma Sudirman Jl. Jend. Sudirman Kav. 34 - 35 Jakarta 10220

Acting as a depository institution (Custodian) for Telkom's common shares traded on the IDX, providing administrative services for holding GMS, and providing administrative services for dividend payment.

					Rp1.3 billion	Since 1995
Trustee	PT Bank Permata Tbk	WTC II Building 28th floor Jl. Jend Sudirman Kav. 29 - 31 Jakarta 12920	Representing the interests of bondholders with the Company for Telkom's phase I sustainable bonds.		Rp75 million	Since 2015
Central Custodian	PT Kustodian Sentral Efek Indonesia	Bursa Efek Indonesia Building, Tower 1, 5th floor Jl. Jend. Sudirman Kav. 52 - 53 Jakarta 12190	●	Providing central custodial service and settlement of stock/bond transactions on the IDX.	Rp40 million	Since 1995
			●	Storage services and settlement of securities transactions, distribution of corporate action results.

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.5
	Supporting Capital Market Profession	Address	Service	2023 Fee	Assignment Period
Rating Agency	PT Pemeringkat Efek Indonesia	Equity Tower, 30th Floor Sudirman Central Business District Lot. 9 Jl. Jenderal Sudirman Kav. 52 - 53 Jakarta 12190	Providing rating on credit risk of Telkom bond issuance.	Rp150 million	Since 2012
	Moody’s	Moody’s Investors Service Singapore Pte. Ltd, 50 Raffles Place #23-06, Singapore Land Tower, Singapore - 048623	Provides ratings on Telkom credit risk.	US$84,100	Since 2018
	Fitch	Fitch (Hong Kong) Limited 19/F Man Yee Building 68 Des Voeux Road Central, Hong Kong + 852 2263 9963	Provides ratings on Telkom credit risk.	US$73,000	Since 2018
ADS Custodian Bank	The Bank of New York Mellon Corporation	Corporate Headquarters 240 Greenwich Street New York, NY 10286 USA +1 212 495 1784	Acting as a depository institution (Custodian) of ADS shares traded on the NYSE.	US$131,122	Since 1995
Legal Counsel	Herbert Smith Freehills	50 Raffles Place, #24-01 Singapore Land Tower, Singapore 048623	Acted as a corporate legal consultant regarding the United States capital market for the Annual Report on Form 20F.	Rp2.4 million	Since 2023
	UMBRA Partnership	Telkom Landmark Tower 49th floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta
Notary	Notaries/PPAT Ashoya Ratam, SH, MKn	Jl. Suryo No. 54, Kebayoran Baru, Jakarta 12180	Acting as a notary in the Annual General Meeting of Shareholders (AGMS).	Rp72.5 million	Since 2012

Remark:

*	In 2015, Public Accounting Firm Purwantono, Suherman & Surja has changed into Public Accounting Firm Purwantono, Suherman & Surja due to the changes on composition of partners.

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USE OF PUBLIC ACCOUNTING SERVICES AND PUBLIC ACCOUNTING FIRMS

Every year, Telkom has conducted an audit of Consolidated Financial Report. Through GMS, Company appointed Public Accounting Firm (KAP) to audit the financial report. In 2023, apart from audit services, KAP will also provide other services in the form of non-audit services. Fee incurred for these other services never exceed the fee for audit services.

No.	Audited Financial Year	Public Accounting Firm	Certified Public Accountant	Fee (Rp million)
				Assurance Service	Other Service	Total
1.	2023	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited) and associated entities	Agung Purwanto	68,969	3,964	72,933
2.	2022	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Agung Purwanto	59,700	5,440	65,140
3.	2021	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Widya Arijanti	59,050	11,540	70,590
4.	2020	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Handri Tjendra	63,461	1,925	65,386
5.	2019	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Handri Tjendra	57,070	2,055	59,125

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MANAGEMENT DISCUSSION AND ANALYSIS

82	Business Overview
87	Operational Overview by Business Segment
103	Marketing Overview
115	Comprehensive Financial Performance
129	Solvency
130	Capital Structure and the Management Policies for Capital Structure
131	Realization of Capital Expenditure
132	Material Commitment for Capital Expenditure
133	Receivables Collectability
134	Material Information and Fact After Accountant Reporting Date
135	Business Prospects and Sustainability of the Company
137	Comparison of Initial Year Target and Realization
138	Target or Projections for the Following Year
139	Dividend
140	Realization of Public Offering Fund
141	Material Information Regarding Transaction with Conflict of Interest, Transaction with Affiliated Parties, Investment, Divesment, and Acquisition
142	Changes in Law and Regulation
143	Changes in Accounting Policy

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BUSINESS OVERVIEW

GLOBAL ECONOMY AND INDONESIA

In 2023, the global economy was still recovering from the impact of COVID-19 and the Russia-Ukraine war. It was promoted by the recovering global supply chain, with the cost and delivery time returned to the pre-pandemic conditions, which it aligned with the Public Health Emergency of International Concern (PHEIC) of COVID-19 status by the World Health Organization (WHO) on May 5, 2023. However, global economic growth generally slowed down with the higher global uncertainty and created more divergence in international growth. The influential factors were the high inflation and the more aggressive tightening of monetary policy by the Central Bank that weakened economic activities. The World Economic Outlook (WEO) report in October 2023 predicted that the 2023 economic growth would slow to 3.0% compared to 2022 3.5%. The developing countries (emerging markets and developing economies) were still the primary motor for global economic growth of 4.0%, while the growth for developed countries (advanced economies) was only 1.5%.

The uncertainties will still be in the 2024 global economy. Moreover, the 2023 economic challenge will continue in 2024, such as the geopolitical tension, digitalization stream, privacy and cyber security, and climate change. The geopolitical tension between Russia-Ukraine, the Palestine-Israel war, and the trade tension between the United States-China triggered the economic, trading, and investment fragmentation and created the aggressive tightening of monetary policy in several countries. Therefore, the global economy is predicted to slow from 2023 of 2.9% to 2.9% in 2024.

The Indonesian economic growth in 2023 was still maintained amid the uncertainties of the global economy, with the 3Q23 GDP growth progressing positively to 4.94%. Although it was lower compared to the last period, the economic growth in Indonesia was relatively stable despite the previous global economic fluctuation. Meanwhile, the economic growth in 2023 was 5.05%. The increasing private consumption supported the growth aligned with the rising services sector consumption, consumer confidence, and investment growth as the National Strategic Projects (Proyek Strategis Nasional or PSN) continue to complete. Moreover, the General Election (Pemilihan Umum or PEMILU) in 2024 will also influence Indonesia's economic growth. PEMILU can boost public consumption, Government spending, and the growth of specific industries such as publishing and printing, food and beverage, and transportation.

Indonesia's inflation rate in December 2023 was as low as 0.41% (MtM), so the inflation rate in 2023 was 2.61% (YoY), lower if compared to 2022 at 5.51% (YoY). Therefore, the 2023 inflation rate was still under control in a target range of 3.0±1%. The inflation rate was a positive result of the consistent monetary policy and the great synergy of inflation control between Bank Indonesia and the Government (Central & Regional Government) through the Central Controlling Inflation Team (Tim Pengendalian Inflasi Pusat or TPIP) and Regional Controlling Inflation Team (Tim Pengendalian Inflasi Daerah or TPID) with the National Movement of Food Inflation Control (Gerakan Nasional Pengendalian Inflasi Pangan or GNPIP) in many regions.

Meanwhile, the Indonesia Stock Market recorded a good performance in 2023 by enhancing the IDX Composite (IHSG), which reached 6.16%, higher than last year's 4.09%. If we consider the main macro indicators, the currency exchange of Rupiah towards USD in 2023 was relatively stable. The foreign exchange rate of the Bank of Indonesia on January 2, 2023, was Rp15,514, and on December 29, 2023, it was closed at Rp15,493 per USD. The Bank of Indonesia reference interest rate or BI-Rate (previously BI 7-days Repo Rate) slightly declined from 5.75% on January 2023 to 6.00% on December 2023.

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The Indonesian macroeconomic stability could be perceived by the Assessment of Indonesia’s Sovereign Credit Rating, one of which is the Fitch Rating, it retained a credit rating on BBB and outlook stable on September 2023. Another credit rating institution, Moody’s Investor Service, also maintained Indonesia’s credit rating on Baa2 with a stable outlook as of March 2023. It showed that Indonesia’s economy still gained decent stability, though it encountered the challenge of delayed global economy.

INDONESIAN TELECOMMUNICATIONS INDUSTRY

The Indonesian Government is constantly encouraging advancement in the telecommunication sector to accelerate the national digital transformation. The Government has prepared three phases for developing the digital economy up to 2045. The first phase, "prepare," begins with improving the digital foundation to ensure the public's readiness to adapt. The second phase, "transform," is an acceleration attempt to transform the public and the economy into a smart business. Lastly, the third phase, "lead," will be done by producing standards for technological innovations in the future.

Besides, The Government, through the Coordinating Ministry for Economic Affairs Republic of Indonesia, has determined six main pillars of digital economic development and its strategic direction frameworks in “Buku Putih Strategi Nasional – Pengembangan Ekonomi Digital Nasional 2023”, such as:

1.	Infrastructure, with the strategic direction on the availability and quality of digital infrastructure and physical (i.e., fiber optic network, data center, and electricity).
2.	Human resources, with the strategic direction on the availability and advanced professional talents with the required competencies to accommodate digital economic development.
3.	Business climate and cyber security, with the strategic direction on the end-to-end implementation of digital business landscape and cyber security.
4.	Research, innovation, and business development, with the strategic direction of acquiring, developing, and implementing competency and technology to create innovation inside or outside IT.
5.	Funding and investment, with the strategic direction on the ability to generate/attract funding sources and capital investment into ICT and other supporting industries.
6.	Policy/regulation, with the strategic direction on the adequacy of policies/regulations to support digital economic development and capital investment.

To support the acceleration of the national digital transformation, the Government has specifically assigned Telkom to execute the Electronic Procurement System and all its supporting systems, which cover funding, planning, establishment, development, integration, operation, and system maintenance. This specific assignment was officiated through Presidential Regulation number 17 Year 2023 regarding the Acceleration of Digital Transformation in Government Procurement of Goods/Services. This assignment is part of Satu Data Indonesia Implementation Framework and its interoperability between systems within the Electronic-based Government System Framework (SPBE). This Presidential Regulation is expected to accelerate the digital transformation of the Government Procurement of Goods/Services as an effort to improve independence and growth and ensure equal distribution of the national economy.

The Central Bureau of Statistics data shows that the telecommunication industry 3Q2023 grew by 8.52% from the 3Q2022 of 6.95%. The Government and stakeholders have strongly supported creating a conducive ecosystem that pushes the development of the telecommunication sector. It shows that there is still a growth opportunity for the telecommunication industry, aligning with the rapid growth of the digital technology ecosystem. However, there are a few challenges the telecommunication sector faces, including the constant demand for frequency amid the expensive spectrum price, high regulatory charges of Operation Rights Fees (BHP) and USO, and the obligation to build the infrastructure to remote areas with minimum incentive. These challenges prevented the growth of the telecommunication industry from reaching its maximum potential during its role as an enabler of the digital ecosystem.

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Therefore, comprehensive solutions and synergy between the Government and telecommunication service providers are needed to ensure the development of the telecommunication industry ecosystem in Indonesia. A cohesive synergy is required to help advance the industry and digital economy in Indonesia and prepare a conducive digital ecosystem amidst a constantly growing digital era. Furthermore, uncertainties in facing quick digitalization growth can also hinder the flow of funding entering Indonesia.

On the other hand, with the growing demand for internet connection services, Indonesia’s operators have shifted to FMC business to create better customer experience, unbreakable connection, efficiency, and synergy inter-services. Recently, Telkomsel has aggressively developed its FMC business with its product “Telkomsel One,” which launched after the integration of IndiHome into Telkomsel in 2023. There was XL Axiata, which had previously introduced the mobile and fixed convergence product of “XL SATU Lite” and supported by the acquisition of LinkNet and Indosat Ooredoo Hutchison with the acquisition of MNC Play. Therefore, these initiatives could increase the connectivity growth of Indonesia’s telco industry and give significant added value services to subscribers.

The telecommunication sector is predicted to be one of the most profitable and beneficial sectors from potential growth at the beginning of the political year 2024. Data traffic is assumed to increase amid Christmas and the 2024 New Year momentum, not to mention the 2024 Election from the start of the year, thus causing an increase in internet data usage, especially in social media. To anticipate the spike in data traffic, Telkom has prepared an infrastructure that will operate constantly, both from the 28-submarine cable infrastructures nor the international traffic route through the Batam & Manado gateway, as well as other preparations to ensure a stable and reliable network condition for all customers.

TELECOMMUNICATION INDUSTRY COMPETITION

The telecommunication industry nowadays is constantly developing, specifically digital communication, as most of the public chooses. This condition provides an opportunity for Telkom, the biggest telecommunication provider in Indonesia, to proactively push the development of digitalization across the country and benefit from the various opportunities available to expand its business. Therefore, Telkom will continue to focus on producing products and services to fulfill the public's needs, especially amidst the vastly developing global digitalization.

Mobile Business

In 2023, Telkom still stands as the mobile operator with the most subscribers in Indonesia with 159.3 million subscribers and [.]% in market share. The country's other big mobile operators are Indosat Ooredoo Hutchison (IOH), XL Axiata, and Smartfren. At the end of 2023, SIM card penetration decreased 0.3% with 315.6 million subscribers compared to the previous year. Cellular data traffic also increased, while voice and SMS had a declining trend due to the lower usage of these services along with the available Over the Top (OTT) service and more affordable smartphones. To measure this decline and extend the service period, Telkomsel initiates a personal and personification marketing scheme to offer more added-value packages, meet the subscribers' needs, and increase voice package penetration. Telkomsel also commits to its mobile data and digital services to ensure we will always meet growing demands.

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Fixed Broadband & Fixed Voice Business (Fixed Business)

At the end of 2023, Telkom, through the brand IndiHome that has integrated into Telkomsel, still holds the position of the market leader in fixed broadband business in Indonesia with 10.1 million subscribers and 66.7% of market share. Other leading competitor operators of Telkom in the fixed broadband industry are PT First Media Tbk (First Media), PT Eka Mas Republik (MyRepublic), PT Supra Primatama Nusantara (Biznet Home), PT MNC Kabel Mediacom (MNC Play), Cyberindo Aditama (CBN Fiber), PT XL Axiata (XL Home), PT Oxygen Multimedia Indonesia (Oxygen.id), and Indosat Ooredoo Hutchison (Indosat HiFi). The competition was fiercer with the newcomer of PT Indonesia Comnets Plus (a subsidiary of PT Perusahaan Listrik Negara) under the Iconnet brand. With the relatively low penetration of fixed broadband in Indonesia and the other operators widening their coverage area, Telkomsel commits to increasing its penetration and proactively accommodating the fixed broadband market demand by offering high-speed and better packages with excellent infrastructure and coverage across Indonesia.

Data Center Business

The Data Center business has become one of the main pillars in the growth of TelkomGroup's digital platform business. Telkom has been provided with a data center with an integrated domestic and global network and is supported by various flexible, modular, seamless, and scalable comprehensive services. Telkom's subsidiary responsible for managing the data center business in the domestic market, Telkom Data Ekosistem (NeturaDC), owns and operates Hyperscale Data Center at Cikarang, Enterprise Data Center at Serpong, Sentul, and Surabaya, as well as Edge Data Center. NeutraDC competes with several other companies that also provide data centers, such as DCI Indonesia, Indosat Ooredoo, Moratelindo, IDC Indonesia, BDx, Atria, Princeton DG, NTT Communication, EdgeConnex, and Biznet. Aside from those, Telkom also operates in the global market through Telin, Telkom's subsidiary, which provides data centers globally and competes with other providers in Singapore and Hong Kong.

International Traffic and Interconnection Business

As for now, there are two traditional (non-VoIP) international traffic IDD (International Direct Dialing) operators in Indonesia, such as Telkom and Indosat Ooredoo Hutchison. However, non-VoIP services are less desirable for the public with the emergence of OTT services and digital communication, such as LINE, WhatsApp, and Skype, which provide VoIP (Voice over Internet Protocol) services that can also get international access. It has resulted in a constant decrease in Telkom's revenue from international traffic IDD (non-VoIP). Therefore, Telkom implemented added value by collaborating with OTT, some of which are by providing connectivity, data center, and Content Delivery Network (CDN) services that can help increase revenue for TelkomGroup.

Network and Satellite Infrastructure Business

Telkom's infrastructure business line, specifically the tower, is managed by Mitratel. There are a few of Telkom's main competitors in the tower business, such as Tower Bersama Infrastructure and PT Profesional Telekomunikasi Indonesia. Mitratel conducts an organic strategy to implement added value by building new towers and co-locations to provide services to mobile operators, implementing inorganic strategies through tower consolidations in TelkomGroup's internal, and acquiring towers from other tower companies other than TelkomGroup.

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On the satellite business line, through Telkom's subsidiary Telkom Satelit Indonesia (Telkomsat), Telkom provides satellite-based services, including cellular backhaul, broadband backhaul, enterprise network, military and government network, video distribution and contribution, DTH Television, communication for aviation, maritime, and plantation, disaster recovery, and other satellite-based services. with customers across Asia Pacific, especially South-East Asia. Telkomsat operates two satellites, Telkom-3S Satellite and Merah Putih Satellite, which serve telecommunication needs across Indonesia and parts of Asia. Telkom is also strengthening its satellite business portfolio through collaboration with SpaceX, providing backhaul service with Low Earth Orbit satellite constellation of StarLink that could be a solution to an undeserved area with improper connectivity or unserved area with none connectivity, specifically the 3 T region (frontier, disadvantaged, and outermost region).

Digital Business

The rapid digitalization development means fiercer competition in the digital business, with several main competitors expanding the vertical industries such as logistics, e-commerce, financial services, and travel services. Telkom develops several digital products suited to the public's need to join the competition and accelerate their digital business.

Through Telkom Digital Leap, Telkom aims to be at the forefront of digital transformation and provides various opportunities for economic growth. Telkom Digital Business is constantly improving the digital ecosystem in Indonesia through digital innovations to offer innovative solutions to the public and bring transformations in reaching the Indonesian economy to digital sovereignty. Several developed products of Leap's program include Agree, ANTARES, BigBox, indibizPAY, LOGEE, Netmonk, OCA Indonesia, PaDi UMKM, Pijar, and Tomps.

Telkomsel also established a subsidiary focused on digital business, PT Telkomsel Ekosistem Digital or INDICO. INDCO focuses on three sectors: edutech (Kuncie), healthtech (Fita), and gaming (Majamojo). INDICO is also building two business platforms: Digital Food Ecosystem (DFE) and Digital Goods Commerce (DGC), which have been highly relevant to Telkomsel's telecommunication assets over all these years.

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OPERATIONAL OVERVIEW BY BUSINESS SEGMENT

c
Mobile	Consumer	Enterprise	Wholesale & International Business	Others
Provides high speed internet connectivity through mobile voice, SMS, mobile data service, and mobile digital services, and fixed broadband B2C.	Provides high-speed internet connection through fixed voice, fixed broadband, IP-TV, and digital services.

Provides Enterprise Connectivity, Satellite, Digital IT Service, Digital Adjacent Service, and BPO for corporate customers (SOEs and its subsidiaries and private companies), government institution, and business.

			Provides domestic and international services of wholesale traffic, wholesale network, wholesale digital platform & service, data center, tower, and managed infrastructure & network.	Provides digital payment solutions, big data & smart platforms, digital advertising, music, gaming, and e-commerce.

Indonesia's largest cellular network operator covers almost 99% of the population and is supported by 247,472 total BTS.	As of December 31, 2023, it had 10.1 million IndiHome subscribers, increased by 9.5% from the previous period.	Became the market leader as of December 31, 2023, by serving 524 Groups of SOEs, MOCs, and Public Service Agencies, 1,694 private companies, 618,854 SMEs, and 714 Government institutions.	Provides services in 12 countries with 1 office in Indonesia and 9 Telin’s global and 5 sales representative offices operating overseas.

As of December 31, 2023, it had 17.7 million active users of Digital Music, 15.6 million paid users of Digital Games, and 10.5 million paid Digital Edutainment (OTT Video). It also acquired 5.4 billion GMV from the e-commerce business. The startup synergy value prospect of MDI, Telkom, and SOE was Rp3.3 trillion.

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SEGMENT PERFORMANCE HIGHLIGHTS

TelkomGroup is still developing its products and services to fit the public demands amid the further digital transformation. It was a business opportunity for TelkomGroup, particularly for the increasing demand for broadband services. In general, all business segments of TelkomGroup recorded a positive performance, with the Mobile segment still dominating the most contribution.

The Mobile segment contributed the highest revenue for TelkomGroup of 44.5% or Rp88,919 billion. Meanwhile, the Enterprise segment contributed to the second highest revenue of 22.4% or Rp44,742 billion, followed by the Wholesale and International Business (WIB) of 18.6% or Rp37,261 billion and the Consumer of 13.3% or Rp26,607 billion. The Others segment contributed the least of 1.2% or Rp2,416 billion.

Telkom's Results of Operation by Segment	Growth	Years ended December 31
	2023-2022	2023		2022	2021
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Mobile
Revenues
External revenues	(0.2)	85,291	5,539	85,493	84,267
Inter-segment revenues	8.5	3,628	236	3,344	3,097
Total segment revenues	0.1	88,919	5,774	88,837	87,364
Total segment expenses	(4.0)	(60,226)	(3,911)	(62,715)	(52,929)
Segment results	9.8	28,693	1,863	26,122	34,435
Consumer
Revenues
External revenues	5.2	27,713	1,800	26,354	24,930
Inter-segment revenues	(667.2)	(1,106)	(72)	195	187
Total segment revenues	0.2	26,607	1,728	26,549	25,117
Total segment expenses	(1.8)	(18,636)	(1,210)	(18,970)	(19,223)
Segment results	5.2	7,971	518	7,579	5,894
Enterprise
Revenues
External revenues	(4.8)	18,237	1,184	19,161	19,141
Inter-segment revenues	7.5	26,505	1,721	24,646	22,395
Total segment revenues	2.1	44,742	2,906	43,807	41,536
Total segment expenses	2.7	(44,140)	(2,866)	(42,976)	(41,843)
Segment results	(27.6)	602	39	831	(307)
WIB
Revenues
External revenues	9.6	16,928	1,099	15,442	14,255
Inter-segment revenues	3.4	20,333	1,320	19,658	18,072
Total segment revenues	6.2	37,261	2,420	35,100	32,327
Total segment expenses	6.5	(27,875)	(1,810)	(26,175)	(23,135)
Segment results	5.2	9,386	610	8,925	9,192
Others
Revenues
External Revenues	68.2	402	26	239	205
Inter-segment revenues	(19.0)	2,014	131	2,486	2,395
Total segment revenues	(11.3)	2,416	157	2,725	2,600
Total segment expenses	(4.9)	(3,604)	(234)	(3,788)	(2,401)
Segment results	(11.8)	(1,188)	(77)	(1,063)	199

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OPERATIONAL HIGHLIGHT

	Unit	Year Ended on December 31
		2023	2022	2021
SUBSCRIBERS
Cellular Subscribers1)	million subscribers	159.3	156.8	176.0
Telkomsel Halo	million subscribers	7.5	7.1	7.2
Telkomsel Prepaid	million subscribers	151.8	149.7	168.8
Broadband Subscribers	million subscribers	137.2	130.1	129.1
Fixed broadband IndiHome 2)	million subscribers	10.1	9.2	8.6
Mobile broadband 3)	million subscribers	127.1	120.9	120.5
INFRASTRUCTURE
Satellite Capacity4)	TPE	109	109	109
Point of Presence	PoP	122	122	120
Domestic	PoP	64	64	62
International	PoP	58	58	58
BTS	unit	247,472	265,194	251,116
BTS 2G	unit	48,980	50,158	50,241
BTS 3G	unit	-	49,632	63,149
BTS 4G	unit	197,838	165,120	137,613
BTS 5G	unit	654	284	113
Tower	unit	43,047	40,588	36,761
Fiber Optic Backbone Network	km	176,663	173,266	170,885
Domestic	km	111,663	108,566	106,185
International	km	64,700	64,700	64,700
Wi-Fi Services	access point	394,031	391,317	390,976
CUSTOMER SERVICE
PlasaTelkom 5)	location	186	387	387
Plasa Telkom Digital	location	-	22	22
GraPARI	location	309	372	414
International	location	-	0	18
Domestic	location	-	372	396
GraPARI	location	-	363	387
GraPARI TelkomGroup	location	-	9	9
GraPARI Mobile	unit	-	0	174
IndiHome Sales Car	unit	571	750	750
EMPLOYEES	people	23,064	23,793	23,756

Remarks:

1)	Since June 2021, the cellular brand has changed to Telkomsel Halo for postpaid and Telkomsel Prabayar for prepaid services.
2)

IndiHome fixed broadband is a product that allows customers to choose one or more Consumer segments portfolios such as fixed telephone, fixed broadband, and IPTV services, including digital consumer services.

3)	Mobile broadband includes Flash users, Blackberry users, PAYU, and Home LTE.
4)	Telkom operates two satellites, namely Telkom-3S and Merah Putih Satellite, after the Telkom-2 satellite de-orbited since May 2021.
5)	PlasaTelkom outlet is a face-to-face service consisting of GraPARI TelkomGroup, Plasa Telkom Digital, and other Plasa across Indonesia.

Telkom's operational performance in 2023 had a significant growth, with an increase of cellular subscribers from 156.8 million subscribers in 2022 to 159.3 million subscribers in 2023 or increased 1.6%. Meanwhile, the number of broadband subscribers grew by 4.4% from 130.1 million subscribers in 2022 to 137.2 million subscribers in 2023, with mobile broadband subscribers increasing from 120.9 million in 2022 to 127.1 million subscribers in 2023. This growth trend will continue due to the transition towards broadband-based digital telecommunications. Other than that, in 2023 we finished migrating our 3G BTS by changing it into 4G so by the end of 2023 we were no longer have any 3G BTS.

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MOBILE SEGMENT

Data traffic 2023 increased by 9.0% to 17.9 million TB	247,472 total BTS with: 48,980 2G BTS; 197,838 4G BTS; 654 5G BTS; decreased 17,722 BTS of total BTS.

The Mobile segment provides products and services of mobile voice, SMS, mobile data service, mobile digital service, and fixed broadband B2C. Telkomsel offers cellular services with GSM, 3G, 4G/LTE, and 5G technology available in 514 cities/regencies in Indonesia. The following are Telkomsel's products and services:

1.

Telkomsel Halo

A postpaid cellular telecommunication product that has excellent network quality, communication experience, and entertainment and offers various comprehensive packages with exclusive advantages.

2.	Telkomsel PraBayar A brand launched in June 2021, combining prepaid services from simPATI, Kartu As, and LOOP, and integrated its products and services to provide convenience for subscribers.
3.

by.U

An end-to-end digital prepaid, all services could be accessed in the by.U digital application, including selecting delivery options, by.U phone numbers, internet quota, additional quota (topping), and payment.

4.	IndiHome A service that offers internet, fixed wireline telephone, and interactive TV with various packages and add-ons based on the subscriber's needs with the IndiHome network across Indonesia.
5.

Telkomsel Orbit

A home-based internet service uses a modem Wi-Fi device with the 4G and 5G network and a flexible data package without the monthly subscription. Besides, subscribers could access many features with ease with the MyOrbit application.

6.	Telkomsel One A convergence service that offers fixed network connectivity (IndiHome) and mobile broadband (Telkomsel) in one service to get a better and seamless digital experience.

Mobile Segment Capacity and Development

TelkomGroup cellular subscribers at the end of 2023 were 159.3 million subscribers, with 95.3% prepaid subscribers and 4.7% postpaid subscribers. It increased by 1.6% from the 2022. Prepaid subscribers recorded at 151.8 million subscribers, which increased by 1.4%, while postpaid subscribers were 7.5 million subscribers, which increased by 5.6%. The increase was due to the Telkomsel initiatives to promote a healthier business practice in the telco industry, focusing on sustainable subscribers' growth and productivity. Telkomsel also implements a centric approach and a health business practice with a suitable price offering to maintain the subscriber's attractiveness by optimizing CVM and delivering the best customer experience. Telkomsel continues developing the analytical engine and hyper micro segmentation to complete the offer as per the subscribers' needs. It is to optimize the traffic and subscriber growth and improve the existing subscribers' productivity. After integrating IndiHome with Telkomsel, the FMC initiative created opportunities for Telkomsel to cross-sell, particularly in IndiHome's dominant area.

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With the 5G network available in Indonesia, Telkomsel is committed to maximizing the growth of digital connectivity, digital platforms, and other digital services in Indonesia. With the excellent 5G network, the future IT solution development, i.e., artificial intelligence, cloud computing, and Internet of Things (IoT), could be carried out in phases based on the roadmap plan and considerations, including the readiness and stability of the connectivity ecosystem. Telkomsel continues to improve the use case selectively for 5G implementation with the B2B and B2C demands approach by partnering with the manufacturing and infrastructure, supporting education, and participating in national occasions. Telkomsel broadens the 5G service to boost Indonesia's digital ecosystem development and collaborates with IT companies to develop the 5G Fixed Wireless Access roadmap in Indonesia.

Meanwhile, the mobile broadband subscribers increased by 5.1% to 127.1 million subscribers, and data usage also increased by 9.0% to 17.9 million TB in 2023. The increase resulted from the healthy business practices initiative and higher subscribers' productivity with the package repurchase promotion, cross-sell, and up-sell offerings through the FMC initiative. It was also due to the expansion of the portfolio of digital services as a complement to the rapidly developing connectivity. Digital services have been a primary driver for Telkomsel's transformation as a digital telco company to optimize and accelerate the adoption through its high-quality products and services. Besides, Telkomsel Orbit subscribers with fixed wireless access also increased by 30.6% to 1.1 million subscribers. The increase was aligned with the utilization of Telkomsel's strong network, which subscribers could use Telkomsel Orbit as a temporary solution to answer the demand for unavailable fixed broadband areas.

Telkom, through Telkomsel, commits to developing mobile services, improving digital capability, and widening the digital ecosystem to deliver not only the best connectivity but also an impressive experience for subscribers. Telkomsel develops its digital services of Digital Lifestyle, Digital Advertising, Digital Enterprise Solution & IoT business, including Telkomsel Video with various streaming services of MAXstream and on-demand shows, such as Prime Video, Disney+ Hotstar, Netflix, HBO GO, and others; music streaming with Langit Musik; end-to-end gaming ecosystem with Telkomsel Dunia Games; online education with Kuncie; and fintech with LinkAja.

Cellular Traffic Data (TB) in 2021-2023

In 2023, Telkomsel finished the network switching process from 3G to 4G, which began in March 2022. It was a gradual process of switching networks on more than 49 thousand 3G BTS and building more than 32 thousand new 4G BTS. It was to create an equal 4G/LTE broadband network across Indonesia, focusing on network dominance enhancement by improving its coverage and quality. To maximize the 5G network, Telkomsel also built 370 new 5G BTS. At the end of 2023, Telkom had 197.8 thousand 4G BTS and 654 5G BTS to accommodate the subscribers' digital activities.

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Total TelkomGroup BTS (Units) in 2021-2023

Mobile Segment Financial Performance

In 2023, the Mobile segment still contributed the most revenue for TelkomGroup of Rp88,919 billion. The Mobile segment revenue resulted from Telkomsel in 2023 recorded at Rp88,919 billion, which increased Rp82 billion or 0.1% compared to the last year of Rp88,837 billion, whereas the expense decreased Rp2,489 billion or 4%. The revenue increase was due to the maintained positive momentum with the optimum contribution and increment from data and digital services, which the digital driver indicates future growth and creates potential synergy from fixed and mobile convergence. We also commit to providing more added-value services and innovative products, including Digital Lifestyle, Digital Advertising, Digital Enterprise Solution, and IoT business.

Mobile Segment	2023-2022	2023		2022	202
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	0.1	88,919	5,774	88,837	87,364
Expenses	(4.0)	(60,226)	(3,911)	(62,715)	(52,929)
Result	9.8	28,693	1,863	26,122	34,435

In addition, internet and cellular data revenue also increased by 4.9% or to Rp76,834 billion. It indicates an increase in data mobile usage that supports digital services. Overall, the Mobile segment created a net profit of Rp28,693 billion in 2023.

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CONSUMER SEGMENT

16 million optical ports as broadband access based on optical fiber

The Consumer segment provides products and services, including fixed voice, fixed broadband, IP-TV, and digital services under the IndiHome brand. IndiHome subscribers in 2023 increased by 9.5% from 9.2 million in the last year to 10.1 million subscribers. The average revenue per user (ARPU) for IndiHome B2C this year was Rp252.7 thousand, which decreased from the previous year of Rp270 thousand. Our strategy that more focusing on the youth and customer of tomorrow segment resulted this ARPU decrease.

Consumer Segment Capacity and Development

Telkom is improving the IndiHome B2C strategically to maintain and attract its subscribers. The strategies are the bundling program consisting of internet broadband, IP-TV, and fixed wireline telephone, sales via digital channels, and promotions every year. IndiHome B2C is also committed to delivering high-quality services and digital entertainment to subscribers. Therefore, IndiHome B2C collaborated with the local video-on-demand (VOD) of Vision+ and the content provider of CXO Media to offer attractive programs and content specifically for Indonesia's young generation, i.e., K-Pop festivals, talk shows, concerts, and others.

IndiHome B2C maintains its position as Indonesia's largest and most complete TV provider under IndiHome TV. IndiHome TV is a paid TV bundling and internet (IndiHome B2C) service that we would send in an Android TV box device with Google Ecosystem. IndiHome B2C paid TV services include TV linear channels, TV-on-demand (catch-up TV), and 14 OTT services of non-video OTT: Gameqoo, LangitMusik, IndiHome Karaoke, and video OTT: Netﬂix, Disney+ Hotstar, Lionsgate Play, Viu, Catchplay+, Mola, WeTV, Iﬂix, Vidio, Vision+, and IndiHome TV App. Besides, IndiHome TV also has 149 high-definition channels and 5 Dolby Audio channels. Subscribers could access these services via the IndiHome TV app and website at indihometv.com (previously via UseeTV Go and useetv.com), which could have a multiscreen and could access OTT content anytime and anywhere. IndiHome TV's active users are more than 1 million users to date.

Telkom strives to deliver subscribers the best customer experience and convenience for accessing IndiHome B2C's products. Therefore, Telkom keeps updating myIndiHome applications to speed up access, such as face recognition and biometric features. With myIndiHome, subscribers can manage the IndiHome B2C services and have transactions via smartphone, including requesting new installation and service maintenance, i.e., technician schedule and maintenance progress.

In 2023, Telkom signed the Conditional Spin-off Agreement (CSA) to integrate IndiHome to Telkomsel, aligned to Fixed Mobile Convergence (FMC), as a part of the primary strategy of Five Bold Moves. It was a Telkom strategy implementation to strengthen its business by offering more comprehensive broadband service and accelerating the inclusive and sustainable equality of digital connectivity in Indonesia. The FMC initiative strengthened Telkom's position as the leading digital telco company in Indonesia so that it creates more advancement opportunities, delivers the whole experience of digital connectivity, and provides reliable and integrated services of unbreakable wifi, specifically for domestic segment subscribers.

As of December 31, 2023, Telkom had 10.1 million subscribers of IndiHome fixed broadband. It was 66.7% fixed broadband market share in Indonesia. Telkom also offers more services for subscribers of wifi.id that offers unlimited internet access to the entire wifi.id access spots across Indonesia. wifi.id is a public wireless internet services that provide high-speed internet and other multimedia services.

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Telkom also encountered challenges such as the ARPU increase and declining churn. Therefore, Telkom still upgrades its network infrastructure reliability as one of the key measures for the challenges. Telkom had 16 million optical ports at the end of 2023 with fiber optic as the basis for fixed broadband network access. Telkom also enhances its Mean Time To Install (MTTI) and Mean Time To Repair by improving technicians' capacity and business processes. Through Telkom Akses Command Center, Telkom can manage the access network, detect disruptions, and promptly take immediate action with digital integrated control.

Consumer Segment Financial Performance

Consumer segment contributed 13.3% of TelkomGroup's consolidated revenue in 2023.

Consumer Segment	2023-2022	2023		2022	2021
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	0.2	26,607	1,728	26,549	25,117
Expenses	(1.8)	(18,636)	(1,210)	(18,970)	(19,223)
Result	5.2	7,971	518	7,579	5,894

Consumer segment revenue 2023 was recorded at Rp26,607 billion, which increased 0.2% from the last year of Rp26,549 billion. It was due to the rising number of IndiHome subscribers. Meanwhile, the Consumer segment expense was Rp18,636 billion, which increased 1.8% compared to the last year. Therefore, the Consumer segment recorded a net profit of Rp7,971 billion in 2023. The profitability was good, with an EBITDA margin of 50.9%.

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ENTERPRISE SEGMENT

524 Groups of SOEs, MOCs, and Public Service Agencies 1,694 private companies 618,854 SMEs 714 Government institutions	2 satellites with 109 TPE capacity

The Enterprise segment offers ICT and platform services consisting of Enterprise Connectivity, Satellite, Digital IT Service, Digital Adjacent Service, and BPO to deliver end-to-end solution and IT ecosystem. Their customers are corporates (SOEs and private companies), SMEs, and government institutions.

Enterprise Segment Capacity and Development

The Enterprise segment focuses on high profitability and recurring business lines, particularly on enterprise solutions, such as enterprise connectivity, data centers, and cloud. Enterprise connectivity services are fixed broadband, Wi-Fi, Ethernet, and data communication, including leased channels of metro ethernet, VPN-IP, and high-capacity data network solutions that provide point-to-point connection and fixed voice. Telkom provided bandwidth in service in 2023 of 3,222 Gbps with 1,814 Gbps for corporate internet customers and 1,407 Gbps for data communication customers. It increased 2% from the last year.

To improve its connectivity service in Enterprise segment, Telkom has the synergy with its subsidiary of Telkomsat to integrates the satellite service with 109 TPE of self-owned transponder and rents third-party satellites of 37.84 TPE transponder. Therefore, it enables customers to rent the satellite transponder capacity for various required connectivity. Telkom also plans to launch High Throughput Satellite (HTS) to improve its satellite-based broadband solutions.

Telkom also launched the MyIndibiz application as a digital touch point specifically designed for SMEs amid the development of digitalization. Indibiz offers bundling internet solutions for SME that adjusted to the ecosystem, such as Indibiz Sekolah, Indibiz Hotel, Indibiz Multifinance, and Indibiz Ruko. We keep developing these bundling packages with user feedback to accommodate the SME's needs.

For system integration and IT service management, Telkom offers business process management, business process as-a-service, and customer relationship management (CRM) and develops the digital advertising agency through media placement and integrated digital media, such as mobile advertising, online advertising, and digital printing. Therefore, Telkom built the platforms to provide insights for analyzing consumer behavior and creating marketing campaigns based on big data and data analytics.

To support business development, the subsidiary of Infomedia has succeeded in collaborating with WhatsApp Business Solution Provider to use WhatsApp as a business platform. This service complements Infomedia's CRM portfolios. The OMNIX, Infomedia's CRM platform with integrated WhatsApp Business features, will deliver a complete digital customer experience and ease customers to integrate the communication with end user holistically. Infomedia offers end-to-end process management of WhatsApp Business, including registration of verified WhatsApp Business accounts, marketing campaigns and sales, and customer complaint management. With this platform, the recorded customers' transactions and interactions on WhatsApp Business Accounts and other communication channels would be saved and integrated into one database so companies could analyze their customers' behaviors and preferences.

In addition, TelkomGroup provides services related to hardware and software sales, including IT support. TelkomGroup also offers building Internet of Things (IoT) solutions and develops IoT apps for smart energy monitoring management, fleet management, IT security services, unified communication, and collaboration services.

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Telkom's Enterprise segment services are excellent in fiber optic infrastructure networks with extensive coverage. Telkom is still innovating and managing its total solution products and services for customers to improve and utilize this advantage. At the end of 2023, the Enterprise segment had 612,786 customers, including 524 Groups of SOEs, MOCs, and Public Service Agencies, 1,694 private companies, 618,854 SMEs, and 714 Government institutions.

We have improved the human resource competency and supporting infrastructure by attaining the ISO 27000-17/18 and CSA Star & PII Related Certification. It was to increase the customers' trust and get more competitive in Indonesia's could market. Besides using our human resources, Telkom partners with global cloud players to provide professional cloud management and consultation. The partners are Amazon Web Services (AWS), Google Cloud Platform (GCP), Microsoft Azure, and Alibaba Cloud; we expect these collaborations could accommodate the demand in various SME, startup, SOE, enterprise, and government industries.

Enterprise Segment Financial Performance

Enterprise segment contributed 22.4% to TelkomGroup's consolidated revenue in 2023. The following table shows the Enterprise segment performance in the last three years.

Enterprise Segment	2023-2022	2023		2022	2021
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	2.1	44,742	2,906	43,807	41,536
Expenses	2.7	(44,140)	(2,866)	(42,976)	(41,843)
Result	(27.6)	602	39	831	(307)

In 2023, Enterprise segment revenue increased by 2.1% or Rp935 billion due to the increase in data, internet, and information technology service revenues, which grew by 7.1% or Rp680 billion, call center service revenues by 11% or Rp125 billion, e-payment revenue by 9.3% or Rp 42 billion and e-health revenue by 4.4% or Rp32 billion. The managed service and terminal revenue decreased by 21% or Rp248 billion. The expense increased 2.7% or Rp1,164 billion from the last year. Therefore, the Enterprise segment recorded a net profit of Rp602 billion in 2023.

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WHOLESALE AND INTERNATIONAL BUSINESS (WIB) SEGMENT

176,663 km total optical fiber backbone network (111,663 km domestic and 64,700 km international)	122 Point of Presence (PoPs) (58 international PoPs and 64 domestic PoPs)	32 data centers (27 domestic data centers & 5 international data centers)	43,047 towers (38,014 Mitratel towers, 477 Telkom towers, and 4,556 Telkomsel towers)

WIB segment offers domestic and international services of wholesale traffic, wholesale network, wholesale digital platform & service, data center, tower, and managed infrastructure & network. The customers of this segment are domestic and overseas Other Licensed Operators (OLO), Service Providers, and Digital Players. WIB segment performance was relatively stable in 2023. However, TelkomGroup still develops new innovations and business initiatives to maintain profitability.

Wholesale and International Business (WIB) Segment Capacity and Development

1.	Carrier Service

The carrier business line offers domestic and international wholesale traffic and wholesale network, including interconnection service of voice, data, and internet, as well as network service. It also provides domestic and international wholesale digital platform and services of A2P SMS, platform, and solutions. In 2023, carrier services have grown, with most contributions from Domestic & International Network, Internet Traffic, and A2P SMS.

We also continue developing the Enabler Digital Ecosystem initiative to support wholesale network service. The submarine cable of SEA-ME-WE 5 and SEA-US, the deployment of SEA-ME-WE 6 submarine cable system that began last year, support the offering of direct broadband connectivity across Europe, Asia, and America regions and become the main gateway of digital connectivity that brings domestic traffic to global, global traffic to domestic, and between countries (hubbing), for voice and A2P SMS.

To solidify the equality of telecommunication and digital access in Indonesia, TelkomGroup, through Telin, has Manado and Batam Gateway as digital gateways for international communication lines. Besides, Telin is also carrying out the Bifrost joint project of the Submarine Cable Communication System or Sistem Komunikasi Kabel Laut (SKKL) with Meta and Google. It will connect Singapore and the United States with 16,460 Km, crossing the Java Sea and Sulawesi Sea, which it will finish in 2024.

TelkomGroup had 122 Point of Presence (PoP), including 64 domestic PoP in 49 cities and 58 Global PoP in several countries. Another service in this business line is the Content Delivery Networks (CDN) operation that has the capacity of 26,834 Gbps in 2023, which increased by 84.15% compared to the previous year.

2.	Data Center Service

TelkomGroup strives to enhance the Indonesia digital ecosystem with the data center ecosystem development. It could support the transformation, create a digital economy, and assist the business development of various sectors, including finance, manufacturing, and domestic and overseas cloud computing.

To intensify the data center as one of the growth engines, TelkomGroup consolidated its data center business into one management entity of PT Telkom Data Ekosistem (NeutraDC). NeutraDC has a significant role as the digital ecosystem enabler by providing the global neutral data center infrastructures with the best connectivity and ensuring the business continuity of international and domestic Digital Players/Hyperscalers and Enterprise and Government segments. Therefore, with this consolidation, we transferred the operation management of 3 Enterprise Data Centers and 1 Hyperscale Data Center (HDC) of tier 3 and 4 located in Cikarang to NeutraDC. We will gradually increase the HDC Cikarang capacity until we reach the total design IT Load Capacity of 51 MW.

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At the end of 2023, TelkomGroup operated 32 data centers in all operation areas of 27 domestic data centers that consist of 23 NeuCentrIX Data Centers, 3 Enterprise Data Centers, and 1 Hyperscale Data Center; and 5 overseas data centers located in Singapore (Telin 1, Telin 2, Telin 3), Timor Leste (1 location), and Hong Kong (1 location). The occupancy rate of the overseas data centers was approximately 86%, while for NeuCentrIX, 57% of the total capacity after the capacity development in 2023.

TelkomGroup also builds Hyperscale Data Center (HDC) in Batam to boost the data center business growth with global standard campus and ultimate IT load capacity of 51 MW (initial phase of 17 MW) with greenc data center concept. Batam is a strategic location that could connect Southeast East Asia to Indonesia via Singapore, considering the data center as a part of the vital infrastructure to support the digital ecosystem. HDC Batam will be the actual measure to its position as the main player of regional data center business. Not only provide business in Indonesia, it will also capture the potential of demand spillover from other countries.

3.	Tower Service

TelkomGroup provides the rental and installation of telecommunication devices for other operators. Through Mitratel, TelkomGroup offers co-location and reseller tower business. Mitratel managed 57,409 tenants and 2,818 reseller towers. In 2023, TelkomGroup had 43,047 total towers, with 38,014 Mitratel towers, 477 Telkom towers, and 4,556 Telkomsel towers.

Mitratel had significant growth by aggressively implementing the tower addition and acquisition strategies. In 2023, Mitratel built 682 new towers and acquired more than 1,900 towers, including 803 towers of PT Gametraco Tunggal and 997 towers of Indosat Ooredoo Hutchison. Mitratel also actively increases its tenancy ratio by providing high-capacity connectivity with the deployment of fiber optic and satellite services and a power supply that will fully support the telecommunication operators. With these strategies, TelkomGroup expects Mitratel to support digital acceleration and realize the nation’s ideal of becoming one of the largest Asia-Pacific digital economy countries in 2025.

4.	Infrastructure Services and Network Management

TelkomGroup’s network infrastructure and management covers the network construction and maintenance, including the submarine cable installation and maintenance and energy solutions. At the end of 2023, TelkomGroup had a fiber optic backbone network of 176,663 Km consisting of 111,663 Km domestic and 64,700 Km international network, with each capacity of 287,260 Gbps and 83,795 Gbps. Based on a permanent telecommunications lease agreement with other global submarine cable operators/consortiums, TelkomGroup also operates and has the right to use the 134,040 km fiber optic backbone network.

Telkom, through its subsidiary of Telkominfra, cooperates and has procured a submarine cable ship as TelkomGroup’s asset to increase submarine cable installation and maintenance capability. Telkominfra also collaborates with other SOEs to maintain the diesel machines for the telecommunication networks in Kalimantan and Sulawesi related to energy solutions.

5.	International Business

Telkom develops its business activities in several countries through its subsidiary of Telin, such as in Singapore, Hong Kong, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, the United States, and Dubai, and also Sales Representative in the United Kingdom, Philippines, Vietnam, India, and Canada that has region-based management. Telin offers wholesale, cloud and connectivity, data center and managed services, retail mobile services (MNO and MVNO), IP transit, and digital platform & services. Telkom has a routine analysis and evaluates its overseas operations based on profitability, prospects, and positions to optimize the portfolio structure and global market access.

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Telin develops NeuAPIX cloud-based CPaaS service with omnichannel features (bots and live chat, real-time voice capabilities, SMS, emails, video calls, and messaging service). With NeuTrafIX, a web-based B2B marketplace platform, Telin could conveniently connect buyers and sellers to transact wholesale voice, SMS, and virtual numbers trading.

In 2023, Telin launched the Telin NeXt Gen Platform (TNeX), a new digital platform where business players could connect data centers worldwide. It shows that Telin’s innovation could accommodate the global market demand for fast, easy, adaptable, secure, and trusted connectivity. Telin also officially became the Telecom WhatsApp Business Solution Provider (BSP). It enables business players to use WhatsApp as a customer communication channel by integrating Telin’s NeuAPIX CPaaS (Communications Platform-as-a-Service) with the WhatsApp Business Platform.

In addition, Telin strengthened its international business through a strategic partnership with Expereo, a global managed service provider specifically for intelligent internet connectivity. This partnership would significantly enhance Telin’s Software Defined-Wide Area Network (SD-WAN) solution with comprehensive global coverage in over 195 countries. Therefore, Telin could offer SD-WAN service to a larger market share worldwide and secure its position as a global player in the telecommunication industry.

On September 5-8, 2023, Telkom with Telin organized the Bali Annual Telkom International Conference (BATIC) 2023 with the theme “Unleashing the Innovation Wave, Enabling a Digital Tomorrow”. More than 1,000 people participated in the BATIC 2023 from more than 300 global and local partner companies, wholesale players, data centers, digital players, enterprises, analysts, vendors, and regulators. The BATIC 2023 collaborated with the ITW Global Leaders’ Forum (GLF), an association of Global Leaders Telcom members, to enhance global collaboration, compatibility, and technology coverage in the telecommunication ecosystem. We also expected that BATIC 2023 could be a business platform for TelkomGroup and other telco industry players and create more value for the national and global telecommunication industry.

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WIB Segment Financial Performance

WIB segment contributed 18.6% to the total TelkomGroup consolidated revenue in 2023. WIB segment revenue was mostly from network, interconnection, internet, submarine cable, data center, tower, and infrastructure. WIB has a significant role in TelkomGroup as an enabler and catalyst for other business segments to create more value.

WIB Segment	2023-2022	2023		2022	2021
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	6.2	37,261	2,420	35,100	32,327
Expenses	6.5	(27,875)	(1,810)	(26,175)	(23,135)
Result	(5.2)	9,386	610	8,925	9,192

WIB segment revenue in 2023 increased by 6.2% or Rp2,161 billion compared to the previous year. It was due to the growth of internet, data communication, and information technology services by 12.6% or Rp389 billion, network revenue by 35.1% or Rp329 billion, and interconnection revenue by 7.2% or Rp587 billion. The expenses incurred for the WIB segment increased by 6.5% or Rp1,700 billion compared to last year. Therefore, the WIB segment recorded a Rp9,386 billion profit in 2023.

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OTHERS SEGMENT

17.7 million Digital Music active users	15.6 million Digital Games paid users

In others segment, Telkom offers a variety of digital products and services based on big data, smart platforms, digital advertising, digital entertainment (music & games), and e-commerce. In addition, Telkom also manages venture capital funds through PT Metra Digital Innovation (MDI Ventures). MDI Ventures is still looking for opportunities and investing in several digital startups with growth potential and companies that can enhance TelkomGroup's business performance.

Others Segment Capacity and Development

Telkom offers big data and smart platforms, including BigBox and Antares, for the Enterprise segment. BigBox is a big data platform for startup companies that provides analytics, data & business solution, and an API platform for companies to develop their business. Antares is a smart poultry platform with digital technology advantages to ease the real-time monitoring process of livestock and nearby surroundings using sensors.

Telkom, through its subsidiary of PT PINS Indonesia focusing on the Internet of Things (IoT), has carried out projects that increase people's productivity and life quality, such as Smart Manufacturing, Air Pollution Monitoring, Smart Electricity, Waste Management, and others.

Telkom offers digital advertising with the online media of Uzone.id, focusing on gadgets, technology, and automotive information. In 2023, Uzone.id became the official media partner for MotoGP Mandalika 2023, strengthening its position as the leading automotive news in Indonesia. Telkom also offers an ad-exchange platform for UAd, connecting publishers, advertisers, and agencies so that they can perform digital advertising activity effectively and efficiently.

Telkom's subsidiary of PT Nuon Digital Indonesia (Nuon) focuses on digital entertainment management services, digital games, game publishing, top up games through Upoint, digital music of ring backtone under the Nada Sambung Pribadi (NSP) brand and music streaming under Langit Musik brand, ticketing platform, OTT video, and other digital content services. In 2023, digital music had 17.7 million active users (8 million music streaming users and 9.7 million NSP users) with 102.5 million transactions (34 million from music streaming and 68 million from NSP). For top-up games, Nuon recorded more than 123 million transactions and 15.6 million paid users of digital games. For OTT video, it had 36.9 million transactions with 10.5 paid users.

Telkom also provides digital platforms for people's activity convenience, such as Pasar Digital (PaDi) for SMEs, Xooply for non-SOE Enterprise, Agree (agriculture and fishery ecosystem), Logee (logistic ecosystem), Wonderin.id (tourism ecosystem), Pijar (education ecosystem), Gameqoo (games) and others. Telkomsel also collaborates with Gojek to intensify the strategic partnership to accelerate SME digitalization with these initiatives below:

1.	Collaborate to increase Telkomsel users in the Gojek ecosystem.
2.	Easy onboarding for Gojek's MSME partners to become Telkomsel reseller partners.
3.	Easy access to Telkomsel outlets and resellers via GoShop.
4.	Improve customer experience in Gojek services with the Number Masking feature from Telkomsel's Enterprise solution.
5.	Forming a new GoTo entity as a synergy initiative to expand to Tokopedia.

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MDI Ventures Development

MDI Ventures has a role as corporate venture capital and performs investing, synergy, portfolio management, value creation, and fundraising. MDI Ventures' investment focuses on high-growth business verticals to deliver customers the best digital experience, such as logistics, financial technology, cloud computing, agritech/food, deep tech, digital life, healthtech, new retail, and IoT. As a corporate venture capital, MDI Ventures actively supports startup developments with partnerships with other parties. It was by synergy activities with other TelkomGroup and SOE startups that resulted synergy value of Rp3.3 trillion in 2023.

Telkom University collaborates with MDI Ventures for BUMN Goes to Campus. The collaboration includes digital ecosystem development to accommodate knowledge transfer between industry and the university with entrepreneurship development, innovation commercialization, and human resource development. We expect it would increase startup developments from Telkom University's student innovation and Bandung Techno Park (BTP) as the business incubator in the Telkom University area and advance student capability and lecturer research.

Moreover, MDI Ventures has a strategic partnership with Antler Germany as an early-stage venture capital and global startup generator. It could create more partnership opportunities and explore the global potential startups, specifically deep tech startups such as biotech, cyber security, and climate tech startups that intend to enter Indonesia's market. MDI Ventures also collaborates with the Ministry of Communications and Informatics (MoCI) to promote startup businesses in Indonesia.

In 2023, MDI Ventures invested in 5 new startups for all managed funds, so it had 90 cumulative startups in 12 countries. MDI Ventures funds include 6 types of funds in several stages:

•	MDI 500, supporting developed companies by leveraging the network from TelkomGroup and other SOE initiatives.
•	MDI 100, MDI's first disbursed fund, is currently in the "harvesting" phase. The MDI 100 is for the evergreen fund and reinvesting purposes.
•	Telkomsel Mitra Inovasi (TMI) Fund focuses on funding startups that provide synergy value for Telkomsel.
•	Centauri Fund, MDI Venture’s managed fund with KB Financial (South Korea) that invested in ready to developed business.
•	Arise Fund, MDI Venture’s managed fund with Finch Capital (Netherland) focusing on early staged tech startup funding in Indonesia and Southeast Asia.
•

Merah Putih Fund (MPF), it was initiated by Ministry of SOE with five SOE CVC, such as MDI Ventures, Telkomsel Ventures, Mandiri Capital Indonesia, BRI Ventures, and BNI Ventures, focusing on the Indonesia’s startup growth.

Others Segment Financial Performance

Others segment contributed 1.2% to TelkomGroup's consolidated revenue in 2023.

s
Others Segment	2023-2022	2023		2022	2021
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	(11.3)	2,416	157	2,725	2,600
Expenses	(4.9)	(3,604)	(234)	(3,788)	(2,401)
Result	11.8	(1,188)	(77)	(1,063)	199

Others segment revenue decreased by 11.3% or Rp309 billion from the last year. Meanwhile, the expense decreased by 4.9% or Rp184 billion. Therefore, the Others segment recorded a Rp1,188 billion loss.

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MARKETING OVERVIEW

MARKET SHARE

TelkomGroup constantly monitors the latest technology development and develops products, services, standards, and business models that suit the market dynamic to win the competition in the domestic and global markets. Therefore, Telkom and all its subsidiary entities are constantly synergizing to increase value and give the best digital experience to customers.

Mobile Segment Market Share

In 2023, Telkomsel remained the biggest mobile operator in Indonesia, with a market share comparison to other leading operators, Indosat Ooredoo Hutchison (IOH) and XL Axiata, reached 50.5% for the Mobile segment. Telkomsel’s subscribers in 2023 were 159.3 million mobile subscribers (an increase of 1.6%), including 127.1 million mobile broadband subscribers (an increase of 5.1%). The increasing number of cellular subscribers was aligned with the Company's strategy to implement a healthy market with the right subscriber acquisition strategy, optimize subscribers' value, and encourage subscribers to be more active to create more productive subscribers. Telkomsel successfully maintained its stable subscribers in 2023 with the increase in the subscribers' productivity and quality, as shown by the higher payload, payload/data users, and solid ARPU growth, following the Company's strategy to lead a healthy behavior and industry price adjustment.

Cellular Subscribers Market Share for Telkomsel and Competitors 2021-2023

The increasing number of cellular subscribers aligned with the Company’s strategy to implement a healthy market with the right subscriber acquisition strategy, optimize subscribers’ value, and encourage subscribers to be more active to create more productive subscribers. Telkomsel’s revenue experienced growth, which was mainly contributed by mobile data usage. Thus, Telkomsel continues its planned marketing strategy to maintain its market share and positive profitability.

With the higher availability of the 5G network in Indonesia, Telkomsel has focused more on providing various digital services, from video streaming, music, and games to many technology solutions such as artificial intelligence, cloud computing, and the Internet of Things (IoT). Telkomsel’s commitment to 5G development indicates its looking forward view, making Telkomsel the leader of the technology advancement in the telecommunication industry. The advancement is shown by Telkomsel’s 4G SDR-based equipment that enables a 5G network without changing the equipment. It guarantees a smooth transition to the 5G network, which indicates Telkomsel’s commitment to more efficient and cost-effective technology. The considerations still need to be noticed if it wants to gain maximum implementation of 5G in Indonesia, including infrastructure and device availability, connection ecosystem stability, and user education. Nevertheless, Telkomsel believes implementing the 5G network will be the key to Indonesia’s digital transformation and commits to supporting the growth of digital connectivity in Indonesia.

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Consumer Segment Market Share

IndiHome B2C competes with other leading fixed broadband service providers in the Consumer segment, such as First Media, Biznet, MNC Play, and My Republic. In addition, a few emerging competitors are raising awareness, such as Iconnet (Perusahaan Listrik Negara’s brand), Gasnet (Perusahaan Gas Negara’s brand), and XL Home, which targets the middle-low segment. As the public’s digital activities increase, more companies offer fixed broadband services, resulting in denser competition in this segment.

By the end of 2023, fixed broadband IndiHome has gained 0.9 million new subscribers, accumulating 10.1 million subscribers. Thus, IndiHome still dominates the market share of fiber optic-based fixed broadband services. IndiHome B2C network domination has covered 99% regencies/cities or as many as 507 regencies/cities in Indonesia.

Fixed Broadband Market Share for IndiHome B2C and Competitors 2021-2023

Remarks:

*Considering industry competition dynamics, market share calculation with the competitors addition from 2022

To support subscribers’ digital activities, IndiHome B2C had the “New High-Speed Same Price” program (New HSSP), which gives loyal customers a free increase of internet bandwidth or internet speed of 40-300 Mbps. It was due to maintaining the increasing digital demands in the future and improving the retention rate of customers.

IndiHome B2C expands its fixed broadband area to increase market share covering all Indonesian regions, with different approaches from product, technology, and price to improve the product preposition and adapt to each subscriber’s conditions. It proves IndiHome B2C commitment to widening the coverage and delivering high-quality service to all strata of society. Thus, IndiHome determines to become an affordable and good quality solutions for all people

After integrating IndiHome into Telkomsel, Telkomsel launched a new product, Telkomsel One, to continue implementing the FMC initiative. The initiative is to promote the equal distribution of digital connectivity with various customer-centric packages and multi-screen approaches for content optimization.

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Enterprise Segment Market Share

In the Enterprise segment, TelkomGroup provides various digital services such as IoT, cyber security, big data, and digital ads, which completes the varied products and connectivity services, satellite, IT services, data center, and cloud. Besides that, TelkomGroup also provides big data platforms that can help companies in decision-making, governance, and the formulation of the next business strategy.

Throughout 2023, TelkomGroup has successfully provided bandwidth as much as 3,222 Gbps and increased by 2% compared to last year. Meanwhile, TelkomGroup’s bandwidth in service market share has reached around 59.9% in 2023, increased by 0.5% from 2022.

In 2024, we anticipate the cloud and B2B IT services business in Indonesia to experience a significant increase, with respective CAGRs increasing by 27% and 7%, respectively. It presents an opportunity for Telkomsigma, TelkomGroup’s subsidiary, through its B2B IT services portfolio. Therefore, Telkomsigma aims to expand its services and increase its collaboration with global players to anticipate the future demand for cloud services.

Through Telkomsigma, TelkomGroup achieved 13.8% of system integration market share in 2023, whereas for Shared Service Operation (SSO) and Customer Relationship Management (CRM) market share from Infomedia was 27%.

System Integration Market Share for Telkomsigma and Competitors 2021-2023

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Wholesale & International Business Segment Market Share

In the WIB segment, TelkomGroup operates various business activities consisting of carrier traffic, carrier network, tower, and managed network & infrastructure services. Although the WIB market share was relatively stable during 2023, TelkomGroup kept preparing new business portfolios to solidify the Company’s position, one of which is through a Hyperscale Data Center targeting the enterprise and wholesale segment customers. As for International Business, there has been an increase in demand for data centers. Thus, TelkomGroup has increased its data center capacity in Singapore and Hong Kong to meet growing needs.

TelkomGroup has remained the leader in the carrier traffic market share by dominating the voice interconnection of 90.1%. TelkomGroup also had 61.9% of the market share for wholesale network and 20.2% on wholesale internet. The Metro E product and leased line supported the wholesale network segment, while the IP Transit product supported the wholesale domestic segment.

Tower Market Share form Mitratel and Competitors 2021-2023

Remarks:

* Restatement

Through Mitratel, TelkomGroup operates its wireless telecommunication tower business, with the Company dominating 41.60% of the market share in 2023, an increase from the previous year of 40.67%. Mitratel had 38,014 towers across Indonesia, with 58% of towers located outside Java, appealing to the mobile operators to expand its network outside Java. The Company’s leadership in Indonesia’s telecommunication tower market share is competitive excellence to deliver more diverse services in the tower ecosystem. Most Mitratel towers have also utilized fiber optic networks that can increase the bandwidth capacity while lowering latency. The rapid growth of the fiber optic business is a significant milestone for the Company to complement the tower service with the value-added service of a reliable connectivity network for cellular operators. Mitratel has a fiber optic of 32,521 km, including 6,979 km from the acquisition in 2022-2023.

In early 2023, Mitratel strengthened its business through a conditional sales agreement over 997 towers of Indosat Ooredoo Hutchison (IOH), and in 4Q23, it also acquired 803 telecommunication towers from PT Gametraco Tunggal. Therefore, Mitratel will further solidify its position as the independent and trustworthy telecommunication tower company with the most towers in Southeast Asia.

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Digital and Other Segments Market Share

The Digital segment comprises various service portfolios, such as smart platform, digital content, and e-commerce. TelkomGroup provides digital ads services, intelligent applications, big data, IoT, and financial services in the smart platform business line. The Digital Content line includes music and gaming services through LangitMusik - a streaming application, and Upoint - a gaming top-ups and vouchers application. In 2023, TelkomGroup through its subsidiaries also released online mobile game of Paw Rumble collaborating with local game developers. While in the e-commerce line, TelkomGroup focuses on B2B through PaDi UMKM to expand SMEs' business ecosystem and Xooply for the non-SOE enterprises with more diverse suppliers.

Meanwhile, Telkom has managed venture funds for other segments through its subsidiary MDI Ventures. The investment focuses on vertical businesses garnered high growth, allowing the best digital services delivered to customers, such as financial technology, cloud computing, big data, health technology, e-commerce, IoT, and other services. Until the end of 2023, MDI Ventures has invested in 5 portfolios and emerging startups. MDI Ventures has invested in more than 80 Southeast Asia and global startups since 2016, focusing on early and mid-stage startups.

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MARKETING STRATEGY

To increase sales, TelkomGroup has a competitive, strategic, and comprehensive products and services distribution channels and continues to strengthen its branding by adding value and improving the customer experience of its products and services. TelkomGroup also consistently implements price adjustments of its products and services to stay competitive, following the market's buying power considering the utilization of the network, traffic load, and revenue.

Furthermore, TelkomGroup uses the current momentum, such as an increase in public consumption of digital services, the Government policies that support the telecommunication industry development to accelerate national digital transformations, and the expansion opportunities to create various collaborations and telecommunication infrastructure development in remote areas of Indonesia. These actions are part of TelkomGroup's marketing strategy.

Telkom also plans various marketing strategies, including market expansions, collaborations with other strategic companies in building a sustainable digital ecosystem, developing products and services, building good customer relationships, and maintaining network infrastructure to provide optimum services continuously. It is to ensure the network provides optimum services for customers by:

•	Conducting upgrades and increasing the capacity to ensure proper services
•	Monitoring network issues through the integrated command center (TIOC).
•	Having the maintenance team constantly patrolling to prevent errors or intrusions equipped with an application to handle issues end-to-end.

Mobile

The company is attempting to find the correct balance between market share growth, income, and profitability in the Mobile segment. Telkomsel implements Mobile segment marketing strategies, which are:

•	Providing specific products and services that target specific subscriber segments.
•	Running a personal offering system through more efficient digital channels.
•	Implementing healthy market behavior, the right strategy for subscriber acquisition, value optimization, and encouraging subscribers to be more active.
•	Increasing payload growth and new subscribers through improved network quality, products and services offers, digital capability, and acceleration and expansion of the digital ecosystem.
•	Collaborating with other parties to enrich digital content on existing platforms.
•	Providing aligned offers with subscribers' needs and behaviors to increase ARPU and yield rate.
•	Improving the IT platform for better subscribers’ analytics capability so it can digitalize and deliver personalized products to subscribers.
•	Strengthening the leading network with its coverage and quality to support the digital business and improve the customer experience while adopting the digital lifestyle.

By the end of 2023, Telkomsel had 159.3 million of mobile subscribers, consisting of 151.8 million pre-paid subscribers, 7.5 million post-paid subscribers, and 127.1 million mobile broadband subscribers. Telkomsel has implemented various strategies to encourage a healthier industry that leans toward sustainable growth, such as price rationalization and cost optimization, personalized offerings, optimized networks, and broadband core enhancement with various digital services. Telkomsel continuously improves its digital content, including video and games.

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To raise our position in the digital content industry, we strengthened MAXStream's position as the provider of video streaming services by expanding our partnerships with content partners. We are also developing in the mobile game industry through the Dunia Games brand, which provides complete solutions for the gaming community, and are starting to penetrate the game publishing industry. Aside from digital content, we are also constantly developing Telkomsel's Orbit service, an in-home wireless internet service, to optimize our network capacity. This initiative indicates Telkomsel’s commitment to providing high-quality connectivity beyond traditional cellular services. Telkomsel Orbit aims to meet the increasing demand for smooth and reliable internet connectivity at home. Therefore, Telkomsel seeks to redefine the home internet experience, providing customers with fast and reliable wireless connections to enhance their digital lifestyle.

Telkomsel constantly explores opportunities with initiatives and new digital solutions to expand its digital ecosystem and increase its product portfolios. With the leading network quality, Telkomsel can increase its product offerings to fulfill customers' vastly evolving demands. Through PT Telkomsel Ekosistem Digital (INDICO) as the digital powerhouse, we can improve our digital innovations by offering quality products and services beyond connectivity while contributing to accelerating Indonesia's digital economy. With its aim to go beyond the limits to empower Indonesian people and support businesses, INDICO continues developing Indonesia’s digital ecosystem by leveraging the assets and capabilities of Telkomsel and its related ecosystems.

Consumer

As our main product in the Consumer segment, we have performed IndiHome B2C marketing in various ways, such as through digital channels with many discount events and service benefits for IndiHome B2C subscribers and applying dynamic product pricing and services. Telkom constantly improves its service quality and enhances IndiHome B2C subscriber experiences. Therefore, our subscribers are our main priority in designing various loyalty programs and fastening the response time to solve their disruption.

On the other hand, IndiHome B2C sales strategy focuses on implementing value-based pricing; thus, the selling price of IndiHome B2C products and services will adjust to the local area conditions. Furthermore, Telkom consistently rolls out branding campaigns to attract new customers while offering better-packaged products to divert the competitor's subscribers.

In addition, Telkom is intensifying its efforts to deliver services based on subscribers' profiles. Therefore, we compiled subscribers' data to generate personalized product offerings. We are also implementing a customer relations management process that can conduct end-to-end tracking, allowing us to identify and solve issues promptly before the customer reports them.

In 2023, we implemented various campaigns and promotions to increase our branding:

•

Telkomsel One

Telkomsel One is a convergence service that provides superior fixed network (IndiHome B2C) and mobile broadband (Telkomsel) connectivity in one service for a seamless broadband experience and better digital experience without being tied to one particular network technology.

•	JITU 1 The JITU 1 package is specifically designed to provide high-speed internet services at affordable prices, especially for household subscribers.

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Enterprise

Telkom's marketing strategy for the Enterprise segments includes conducting sustainable fundamental improvements, implementing consultative selling, and developing strategies to push products and services upon entering the market. We also constantly work alongside customers to plan adjusted services according to their needs.

In addition, Telkom also has several marketing strategies to support digital transformation:

1.

We strengthen the market's position for our product portfolio and lead the transformation agenda of digital enterprises (including SOEs) to be the leading provider of digital connectivity with the largest bandwidth market share in the Enterprise segment.

2.	We empower local businesses through digital platforms to simplify market access, funding, better information and technology to support Indonesia's digital transformation.
3.	We are becoming the Government's trusted information technology partner to support the main national digital agenda of Making Indonesia 4.0 and One Data Indonesia.

We also provided an Account Manager for each corporate customer as a primary way to provide end-to-end service up to after-sales. On the other hand, for our government institution customers, we have a Government Relationship Officer (GRO) responsible for managing relations and seeking strategic information of Government programs.

Wholesale and International Business

We do the WIB segment's marketing strategy by improving the effectiveness and efficiency of cost structure, developing new opportunities, and supporting ministerial programs related to BUMN Go Global. Besides that, we constantly monitor ongoing overseas business to build a better portfolio structure and maximize the value of WIB's segment.

Marketing strategies in 2023 stated as below:

1.	We offer an attractive business scheme to voice traffic portfolios to improve retail traffic with voice traffic bundling at competitive prices according to service quality.
2.	We improve quality and service coverage for data center customers and connectivity abroad.
3.

We offer end-to-end solutions for customers of core tower services, such as "built to suit" (tailored tower leasing services according to location and specifications of the first tenant or primary tenant of relevant towers), co-location services, fiber optic network at tower location, and other related services.

4.	We explore the regional market through submarine cable service deployment and maintenance.

We also implement other strategies in this segment by developing the tower market by diverting tower operations from Telkomsel to Mitratel. The strategies are to improve the tenancy ratio and optimize the tower business more focused under Mitratel.

We also conduct marketing strategies with various customer approaches in this segment by providing an account manager, wholesale digital touchpoints (apps and web), and customer care support available 24 hours a day. Besides, we constantly improve the team's capability and competency through training based on customer centricity. We periodically conduct surveys through digital touch points and interviews to understand customers' needs better. We will use survey results as input in developing products and services based on customer feedback.

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Digital and Others Services

For the Digital and Others segment, Telkom implements its marketing strategies by increasing digital innovations, including enriching digital content, realizing digital services with various features, improving branding, platform, operational, and customer experience, creating digital business models to support Indonesia's digital economy, utilizing assets and inventory to gain insights of digital services and customers experience, as well as developing digital business portfolios with digital startup investments. We also own communication channels to serve customers, such as contact centers, dedicated account management, customer care, channel management, websites, and social media.

In addition, our digital service program also helps improve IndiHome B2C services with MyIndiHome as a digital touchpoint for subscribers, which also offers Disney+ Hotstar as a bundling sim card package, IndiBox as an add-on service that provide video, game, and other Google application contents, GameQoo as a cloud gaming services, and IndiHome Smart as a home IoT service for IndiHome B2C subscribers.

Telkomsel is committed to increasing product differentiation and digital capabilities beyond connectivity while expanding the current digital ecosystem, focusing on customer needs and long-term growth supported by network quality.

●	Enrich the MAXstream platform through more customer-oriented features, the release of more MAXstream Original content, and continuous improvements to the service and channel offerings with more than 12 million monthly active users.
●	Established partnerships with crucial game publishers and developers to expand its footprint in the mobile gaming industry under the Dunia Games brand with 20.6 million monthly active users.
●	Strengthening the position of by.U, a total digital prepaid product offering integrated services based on customizable digital application, with a positive growth of 6.5 million subscribers.
●	Developing Telkomsel Orbit, a wireless internet service for homes to utilize strong network capacity.
●	Empowering the MyTelkomsel application with approximately 35.8 million monthly active users by enhancing customers' digital experience with various innovations, including improved payment methods, interactive tracking pages, and user interface improvements, as well as an analytics engine to personalize and provide customers with the right products and services to suit with their needs. MyTelkomsel will transform into an integrated superapp that will become a true partner in the digital lifestyle of Telkomsel customers.

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DISTRIBUTION CHANNEL

Digital Touch Point

After IndiHome was integrated into Telkomsel, the Digital Touch Points for cellular and fixed broadband subscribers were combined in the MyTelkomsel app. Fixed broadband subscribers can use the MyTelkomsel application to submit requests for new installations and manage bills and payments. Until the end of 2023, 35.8 million active Telkomsel subscribers registered in the MyTelkomsel application. For a more interactive customer experience, we have integrated MyTelkomsel with Veronika, a chatbot-based virtual assistant supported by Microsoft Azure and OpenAI.

TelkomGroup also provides a web-based digital touch point for customers in the Enterprise segment with My Telkom Enterprise Solution (MyTeNS) that could increase customer productivity and service. MyTeNS helps to simplify the business process by conveniently accessing product catalog, digital quotations, tracking delivery tickets, and recording any service disturbance that customers submit through ticket publishing.

For SMEs, Telkom provides MyIndibiz website of business to business (B2B) marketplace to boost the go-digital and growing SMEs in Indonesia. For Wholesale customers, Telkom provides a self-service digital touch point, MyCarrier, an end-to-end digital customer experience that is integrated in real-time with internal processes, includes the product catalog, orders management, service installation/activation tracking, billing, and payment, disruption report and monitoring, and others.

We also measure customer experiences using digital touch point by implementing Net Promoter Score (NPS) method. It allows us to gain accurate data to improve the quality of products and services and customer experience.

Customer Service Point

TelkomGroup provides Plasa Telkom and GraPARI as customer service points to provide solutions for TelkomGroup products and services, which subscribers have access to all Telkom and Telkomsel products and services, including billing, payment, subscription cancellation, promotions, and complaint handling. Currently, Plasa Telkom and GraPARI outlets make fixed broadband and cellular services more accessible to customers. We are optimizing the number of Customer Touch Points and reducing duplication of Plasa and GraPARI, where by the end of 2023, TelkomGroup will have 186 Telkom Plasa and 309 GraPARI Centers in Indonesia, as well as 571 IndiHome B2C sales car units.

We optimized more than 210 Plasa and 89 GraPARI to maximize synergy initiatives. This approach will maintain current levels of customer satisfaction and result in better customer experiences and increased operational efficiency.

Authorized Dealers, Retail Outlets, and Modern Channels

Authorized dealers and retail outlets are a non-exclusive distribution network that offers various Telkomsel products, such as starter packs for prepaid SIM cards, prepaid SIM cards, and top-up vouchers with multiple discounts. As the customers' preference changed to online transactions compared to traditional outlets, Telkom adjusted its performance indicator for outlet partners to give them proper appreciation and support for optimizing their business model to increase sales.

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In 2023, we noticed the shift from traditional to modern channels due to consumer behavior changes during the COVID-19 pandemic. More customers avoid or limit physical interactions or must comply with social distancing measures and guidelines. Therefore, they prefer online transactions using the internet or special mobile applications rather than transacting at traditional outlets.

Digitalization, implementation of digital strategies, and transformation by private companies, institutions, and public agencies increased transaction volumes through modern channels, resulting in rapid development in the e-commerce, fintech, e-money, and delivery services sectors. Telkomsel has monitored these changes to adapt and redefine key performance indicators used in rewarding and helping partners optimize their business models to increase sales.

Partnership Stores

TelkomGroup works alongside third-party marketing outlets to expand its distribution network, including computer and electronics stores, ATM networks, and other business networks.

Contact Centers

TelkomGroup has contact center services in Semarang, Bandung and Malang operating 24 hours. It is to ease customers' registration, submit complaints, and get product information and other TelkomGroup services.

Account Management Team

TelkomGroup's account management team acts as the primary interaction channel with customers and is responsible for managing customers' relations and portfolios. The account management team serves various customers, including corporate, SME, government institutions, and wholesale and international customers.

Sales Specialist

TelkomGroup has sales specialists working with account managers to identify customers' technical needs.

Channel Partner

TelkomGroup collaborates with other parties to organize events for Enterprise customers. TelkomGroup also works with Community and B2B partners to fulfill Enterprise segment customers' requests and to reach retail customers.

Website

TelkomGroup has several websites that customers can access according to their needs, such as www.telkom.co.id, www.telkomsel.com, www.telin.net, and www.indihome.co.id. It helps customers access information, submit a complaint, and get services such as e-billing, registration, and collective billing information.

Social Media

TelkomGroup manages social media such as Facebook, Instagram, and Twitter to reach massive customers, communicate with customers, and gain fast feedback on products and services.

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Instant Messaging

TelkomGroup also manages instant messaging, including Facebook, Twitter, Telegram, and WhatsApp, for Telkomsel’s subscribers to communicate with our virtual assistant chatbot, Veronika, enabling them to explore our products and services.

LinkAja

LinkAja is a mobile-based digital wallet application with many features to pay bills, purchase digital products and services, and other digital transactions. In September 2023, along with the minister of SOEs, LinkAja officially launched a special edition skin as an actual step in digital transformation for integrated payment and communication. This application is for SOE employees as a supporting transaction tool with LinkAja's balance usage, an effective and efficient communication medium over the newest information on the Ministry of SOE and other SEOs, and an SOE's promotional media on products and services.

CUSTOMER RELATIONSHIP MANAGEMENT (CRM)

We implement CRM for a personalized service to identify customers' interests and preferences, which is one of them through the IndiHome B2C service. IndiHome B2C officers proactively identify subscribers' issues and initiate solutions for the problems to improve their convenience. IndiHome B2C can provide services to each subscriber through a solid subscriber database and enhance the customer experience.

On the other hand, we are conducting sustainable improvements through a close-the-loop system, which means "beginning and ending with the customer mind" by continuously improving solutions for customers' pain points to enhance the customer experience. We deeply analyze customer feedback garnered from PNS surveys (specifically detractors/customers that do not recommend IndiHome B2C services) to analyze the cause and then produce a prioritized most impactful action plan for IndiHome B2C subscribers' satisfaction.

We are also improving our services to customer needs and behavior, using customer profiles generated from data collection and advanced improvements to our hyper micro-segmentation analysis engine. It aims to personalize services and improve product offerings with appropriate pricing to meet customer needs. It may appeal to the customers based on their profile, seeking to maintain customer engagement and productivity. We also rely on the traceable customer relationship management process, allowing us to identify and fix problems promptly rather than customer complaints. Therefore, we can avoid the customers’ dissatisfaction and proactively resolve issues. We can reach our customers across the country through our extensive customer touch points, increasing their convenience.

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COMPREHENSIVE FINANCIAL PERFORMANCE

FINANCIAL POSITION OVERVIEW

As of December 31, 2023, TelkomGroup had total assets of Rp287,042 billion or US$18,641 million, increased by 4.3% from the previous period. The increase was due to an increase in other current financial asset, trade receivables, contract assets, other current asset, property and equipment, other non-current assets, and right-of-use assets. Meanwhile, total liabilities were Rp130,480 billion or US$8,473 million. It increased by 3.6% from the last year. The increase was due to an increase in trade payables, contract liabilities, bank loans, long-term loans, lease liabilities, contract liabilities, and pension benefits and other post-employment benefits obligations.

Telkom and Its Subsidiaries Financial Position 2021-2023

	Growth	Years ended December 31
	2023-2022	2023		2022	2021
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Current Assets	1.0	55,613	3,612	55,057	61,277
Total Non-Current Assets	5.1	231,429	15,029	220,135	215,907
Total Assets	4.3	287,042	18,641	275,192	277,184
Total Current Liabilities	1.7	71,568	4,648	70,388	69,131
Total Non-Current Liabilities	6.1	58,912	3,826	55,542	62,654
Total Liabilities	3.6	130,480	8,473	125,930	131,785
Total Equity attributable to owners of the parent company	5.0	135,744	8,815	129,258	121,646

Financial Position Comparison

The position of Telkom's current asset and non-current asset as of December 31, 2023, was 19.4% dan 80.6% Meanwhile, for the liabilities, Telkom had 54.9% current liabilities and 45.1% non-current liabilities.

Asset Composition 2021-2023 (Rp billion)

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Liabilities Composition 2021-2023 (Rp billion)

Comparison of Financial Position as of December 31, 2023 Compared to as of December 31, 2022

1.	Assets
At the end of 2023, Telkom's total assets were Rp287,042 billion or US$18,641 million. It increased by Rp11,850 billion or 4.3% compared to 2022. It was due to:
	a.	Current Assets
Telkom's current assets of December 31, 2023 was recorded at Rp55,613 billion or US$3,612 million, increased by Rp556 billion or 1% from 2022. It was due to:
		•	An increase in trade receivables by Rp2,033 billion or 23.5% due to significant increase in receivables to third parties.
		•	An increase in other current assets by Rp985 billion or 14% due to an increase in frequency use permits prepaid short-term portion, advances, prepaid salaries, and other receivables.
		•	An increase in other current financial assets by Rp312 billion or 23.1% due to an increase in term deposits and mutual funds.
		•	An increase in contract assets by Rp247 billion or 10.1% due to an increase in the asset of short-term contracts.
		•	An increase in claim for tax refund and prepaid taxes by Rp84 billion or 4.6% due to an increase in short-term portion of prepaid taxes.

The increases were offset by:
•

A decrease in cash and cash equivalents by Rp2,940 billion or 9.2% was mainly on the cash side at third party banks and related parties due to an increase in cash expenditures for bank debt repayment activities and other loans.

		•	A decrease in inventories by Rp147 billion or 12.8% related to components and others.
		•	A decrease in contract costs by Rp18 billion or 2.7% due to a decrease in contract fulfillment costs.

	b.	Non-Current Assets
TelkomGroup’s non-current asset as of December 31, 2023 was Rp231,429 billion or US$15,029 million, it increased by 5.1% or Rp11,294 billion from 2022. It was due to:
•

An increase in property and equipment by Rp7,426 billion or 4.3% due to an increase in direct ownership in the form of buildings, satellites, earth stations and their equipment, transmission equipment and installations, power supplies, data processing equipment and other telecommunications equipment.

		•	An increase in right-of-use assets by Rp2,248 billion or 11.1% for right-of-use assets in the form of transmission equipment and installations, land, etc.

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		•	An increase in other non-current assets by Rp1,810 billion or 50% in the form of prepaid frequency use permits, tax refund claims and prepaid taxes, all after deducting the short-term portion.
		•	An increase in intangible assets by Rp429 billion or 5.2% in the form of software and other intangible assets.
		•	An increase in deferred tax assets – net by Rp53 billion or 1.3% due to an increase in employee benefit provisions and contract liabilities at Telkomsel.

The increases were offset by:
		•	A decrease in long-term investments by Rp491 billion or 5.7% due to a decrease in long-term investment in financial instruments in the form of equity and convertible bonds.
•

A decrease in contract costs by Rp173 billion or 9.9% due to the difference between amortization of contract costs during the year with the addition of contract acquisition costs and contract fulfillment costs as well as an impairment loss.

2.	Liabilities

At the end of 2023, TelkomGroup recorded total liabilities of Rp130,480 billion or US$8,473 million, it increased by 3.6% or Rp4,550 billion compared to 2022. The following influenced changes in liabilities in 2023:

	a.	Current Liabilities
At the end of 2023, TelkomGroup’s current liabilities were Rp71,568 billion or US$4,648 million, it increased by 1.7% or Rp1,180 billion and was due to:
		•	An increase in trade payables by Rp151 billion or 0.8% mostly from related parties for the purchase of equipment, goods and services.
		•	An increase in Contract liabilities by Rp533 billion or 8.8% mostly from advances from WIB and Enterprise segment customers.
		•	An increase in short-term bank loans by Rp1,459 billion or 17.8%, the largest of which was proportionally obtained from third party creditors.
		•	An increase in Current maturities of long-term loans and other borrowings by Rp1,418 billion or 16.0% with the largest proportion being additional bank debt, bonds and MTN.
		•	An increase in current maturities of lease liabilities by Rp650 billion or 13.2%.
		•	An increase in customer deposits by Rp184 billion or 7.7%, which was also related to the increase in the number of customers.

The increases were offset by:
•

A decrease in accrued expenses by Rp2,366 billion or 15.3%, the largest proportionally in the form of a decrease in accrued expenses in terms of operations, maintenance and telecommunications services.

		•	A decrease in taxes payable by Rp847 billion or 15.8% due to a decrease in corporate income tax and VAT - tax collector.
		•	A decrease in other payables by Rp22 billion or 4.8% due to the settlement of several related debts.

	b.	Non-Current Liabilities
At the end of 2023, TelkomGroup recorded non-current liabilities of Rp58,912 billion or US$3,826 million, it increased by 6.1% or Rp3,370 billion, which was due to:
		•	An increase in contract liabilities by Rp1,030 billion or 66%, most of which was in the form of an increase in down payments for Enterprise, WIB, and Other segment customers.
•

An increase in pension benefits and other post-employment benefits obligations by Rp1,142 billion or 11.1%, most of which is from pensions at Telkomsel and post-employment health benefits related to employee transfers from the IndiHome integration.

		•	An increase in long service award provisions by Rp122 billion or 11.8% due to defined benefits funded by the Company and post-employment health benefits.
		•	An increase in long-term loans and other borrowings by Rp442 billion or 1.6%, which was proportionally in the form of an increase in third party bank debt.
		•	An increase in lease liabilities by Rp1,114 billion or 8.1% due to additional rental activities by the

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Company.

The increases were offset by:
	•	An increase in other liabilities by Rp298 billion or 50.7%.
•

An increase in deferred tax liabilities - net by Rp182 billion or 17.8, which proportionally occurred at Telkomsel related to leases and differences in the book value of fixed assets according to accounting & tax.

3.	Equity
TelkomGroup’s equity in 2023 was recorded at Rp156,562 billion or US$10,167 million, increased by 4.9% or Rp7,300 billion from the 2022 of Rp149,262 billion or US$9,587 million.

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PROFIT AND LOSS OVERVIEW

Telkom’s consolidated revenue as of December 31, 2023, was Rp149,216 billion (US$6,690 million), or increased by 1.3% compared to the last year of Rp147,306 billion (US$9,461 million). The increase was due to the revenue growth in data, internet, and information technology service, IndiHome, interconnection, and network.

The total expense of TelkomGroup in 2023 was Rp104,300 billion (US$6,773 million), it increased by 2.7% compared to the total expense in 2022 of Rp101,569 billion (US$6,524 million). It was due to the several factors, such as the increase in operations, maintenance, and telecommunication services, interconnection, general and administrative, and personnel expenses. As of the end of 2023, TelkomGroup recorded a net profit of Rp24,560 billion (US$1,595 million), it increased by 18.3%, and EBITDA of Rp77,579 billion that decreased by 1.8% compared to 2022.

Telkom and Its Subsidiaries Consolidated Profit and Loss in 2021-2023

	Growth	Years ended December 31
	2023-2022	2023		2022	2021
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	1.3	149,216	9,690	147,306	143,210
Telephone revenues	(33.1)	9,093	590	13,588	16,467
Cellular	(32.0)	8,194	532	12,052	14,737
Fixed Line	(41.5)	899	58	1,536	1,730
Interconnection revenues	7.0	9,067	589	8,472	7,787
Data, internet, and information technology service revenues	5.1	90,820	5,898	86,410	82,224
Celluler internet and data	6.1	73,187	4,753	69,006	64,500
Internet, data communication and information technology services	6.0	10,899	708	10,286	10,272
Short Messaging Service (SMS)	(21.6)	3,380	219	4,309	4,754
Others	19.4	3,354	218	2,809	2,698
Network revenues	4.4	2,482	161	2,378	1,880
IndiHome revenues	2.7	28,785	1,869	28,020	26,325
Other services revenues	6.0	6,183	402	5,834	6,115
Manage service and terminal	(20.5)	920	60	1,157	2,048
Call center service	8.6	1,264	82	1,164	1,081
E-health	4.4	761	49	729	640
E-payment	4.6	496	32	474	487
Others	18.7	2,742	178	2,310	1,859
Revenues from lessor transaction	7.0	2,786	181	2,604	2,412
Expenses	2.7	104,300	6,773	101,569	99,303
Depreciation and amortization expenses	(1.8)	32,663	2,121	33,255	31,816
Operations, maintenance, and telecommunication services expenses	4.0	39,718	2,579	38,184	38,133
Operations and maintenance	1.4	23,057	1,497	22,746	21,467
Radio frequency usage charges	13.9	7,412	481	6,510	6,097
Leased lines and CPE	(1.9)	3,462	225	3,530	5,003
Concession fees and USO charges	9.0	2,836	184	2,601	2,472
Electricity, gas, and water	(3.0)	877	57	904	898
Cost of SIM cards and vouchers	6.7	797	52	747	739
Project management	22.3	489	32	400	519
Insurance	17.0	269	17	230	432
Vehicles rental and supporting facilities	(10.2)	308	20	343	305
Others	22.0	211	14	173	201

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	Growth	Years ended December 31
	2023-2022	2023		2022	2021
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Personnel expenses	6.8	15,927	1,034	14,907	15,524
Salaries and related benefits	3.4	9,674	628	9,360	8,661
Vacation pay, incentives and other benefits	8.4	4,159	270	3,835	4,999
Pension benefit cost	4.0	1,319	86	1,268	1,137
Net periodic post-employment health care benefits cost	(3.8)	205	13	213	263
Long Service Award (LSA) expense	214.1	289	19	92	153
Obligation under the Labor Law	178.2	217	14	78	254
Other post-employment benefit cost	(12.0)	22	1	25	23
Long service employee benefit	-	1	0	1	3
Others	17.1	41	3	35	31
Interconnection expenses	17.0	6,363	413	5,440	5,181
Marketing expenses	(10.2)	3,530	229	3,929	3,633
General and administrative expenses	4.2	6,099	396	5,854	5,016
General Expenses	8.3	2,446	159	2,259	2,043
Professional fees	(9.2)	996	65	1,097	789
Allowance for expected credit losses	(9.5)	513	33	567	474
Travelling	5.2	443	29	421	321
Training, education, and recruitment	24.3	461	30	371	284
Social contribution	6.4	232	15	218	213
Collection expenses	12.7	195	13	173	212
Meeting	7.1	334	22	312	249
Others	9.9	479	31	436	431
Gain (loss) on foreign exchange-net	114.1	(36)	(2)	256	50
Unrealized gain on changes in fair value of investments	(88.4)	(748)	(49)	(6,438)	3,432
Other Income - net	869.2	252	16	26	174
Operating Profit	12.1	44,384	2,882	39,581	47,563
Finance income	20.8	1,061	69	878	558
Finance costs	15.3	(4,652)	(302)	(4,033)	(4,365)
Share of profit (loss) of associated companies	(101.1)	1	0	(87)	(78)
Profit Before Income Tax	12.3	40,794	2,649	36,339	43,678
Income Tax (Expense) Benefit	(0.8)	(8,586)	(558)	(8,659)	(9,730)
Profit for the Year	16.4	32,208	2,092	27,680	33,948
Other comprehensive income (loss)	182.3	(1,454)	(94)	1,767	1,980
Net comprehensive income for the year	4.4	30,754	1,997	29,447	35,928
Profit for the year attributable to owners of the parent company		24,560	1,595	20,753	24,760
Profit for the year attributable to non-controlling interest		7,648	497	6,927	9,188
Net comprehensive income attributable to owner of the parent company		23,083	1,499	22,468	26,767
Net comprehensive income for the year attributable to non-controlling interest		7,671	498	6,979	9,161

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Profit and Loss Comparison

TelkomGroup’s highest revenue composition in 2023 was from data, internet, and information technology service revenues of 60.9%, followed by IndiHome revenue with the contribution of 19.3% and telephone revenue of 6.1%.

The highest expense composition was from operation, maintenance, and telecommunication services of 38.3%, followed by depreciation and amortization expenses related to property and equipment, software, hardware, and technology infrastructure use of 31.3%. The least expense in 2023 was the marketing expense of 3.4%.

Revenue Composition 2021-2023 (Rp billion)

2023
Other Services 6,183 4.1%
Telephone 9,093 6.1%
Interconnection 9,067 6.1%
Network 2,482 1.7%
Data, Internet and Information Technology 90,820 60.9%
Revenue from Lessor Transactions 2,786 1.9%
IndiHome 28,785 19.3%
2022
Other Services 5,834 4.0%
Telephone 13,588 9.2%
Interconnection 8,472 5.8%
Network 2,378 1.6%
Data, Internet and Information Technology 86,410 58.7%
Revenue from Lessor Transactions 2,604 1.8%
IndiHome 28,020 19.0%
2021
Other Services 6,115 4.3%
Telephone 16,467 11.5%
Interconnection 7,787 5.4%
Network 1,880 1.3%
Data, Internet and Information Technology 82,224 57.4%
Revenue from Lessor Transactions 2,412 1.7%
IndiHome 26,325 18.4%

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Expenses Composition 2021-2023 (Rp billion)

2023
Interconnection
6,363
6.1%
General and Administrative
6,099
5.8%
Personnel
15,927
15.3%
Depreciation and Amortization
32,663
31.3%
Marketing
3,530
3.4%
Operations, Maintenance and Telecommunication Services
39,718
38.1%
2022
Interconnection
5,440
5.4%
General and Administrative
5,854
5.8%
Personnel
14,907
14.7%
Depreciation and Amortization
33,255
32.7%
Marketing
3,929
3.9%
Operations, Maintenance and Telecommunication Services
38,184
37.6%
2021
Interconnection
5,181
5.2%
General and Administrative
5,016
5.1%
Personnel
15,524
15.6%
Depreciation and Amortization
31,816
32.0%
Marketing
3,633
3.7%
Operations, Maintenance and Telecommunication Services
38,133
38.4%

Comparison of Profit and Loss for The Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

1.	Revenues

In 2023, TelkomGroup recorded revenues at Rp149,216 billion (US$9,690 million), it increased by 1.3% or Rp1,910 billion, compared to the 2022 revenue of Rp147,306 billion. The increase was due to an increase in data, internet, and information technology service, IndiHome, interconnection, and network.

	a.	Cellular Telephone Revenues

The cellular voice revenue decreased by 32% in 2023 to Rp8,194 billion (US$532 million) compared to the last year of Rp12,052 billion. The decrease was due to an increase in the customers’ use of Over The Top (OTT) service for media communication.

	b.	Fixed Lines Telephone Revenues

Fixed lines telephone revenues in 2023 was Rp899 billion (US$58 million), it decreased by 41.5% compared to 2022 of Rp1,536 billion. It was due to the higher mobility of customers who prefer more mobile devices.

	c.	Data, Internet, and Information Technology Services Revenues

TelkomGroup recorded data, internet, and information technology services revenue in 2023 of Rp90,820 billion (US$5,898 million), it increased by 5.1% or Rp4,410 billion compared to the 2022 revenue of Rp86,410 billion. The increase was due to:

• An increase in cellular internet revenue by Rp4,181 billion or 6.1% due to the growth of mobile data usage.
• An increase in internet, data communication, and information technology services revenues by Rp613 billion or 6% due to the data usage growth of Enterprise and WIB segment products.
• An increase in others revenue by Rp545 billion or 19.4% due to the data usage growth of Enterprise and WIB segment products.

The increases were compensated by the decrease in SMS revenue by Rp929 billion or 21.6% due to the usage shifting from SMS to Over The Top (OTT) service.

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	d.	Interconnection Revenues

TelkomGroup’s interconnection revenue was from fixed-line telephone, including direct international services of IDD 007 and Telkomsel cellular network. TelkomGroup’s interconnection revenue in 2023 were Rp9,067 billion (US$589 million), increased by 7% or Rp595 billion from the last year of Rp8,472 billion. The increase was due to an increase in international traffic of hubbing voice and SMS A2P (Application to Person) service.

	e.	Network Revenues

TelkomGroup’s network revenues in 2023 was Rp2,482 billion (US$161 million), it increased by 4.4% or Rp104 billion, from Rp2,378 billion in 2022. It was due to an increase in leased line and satellite transponder revenue.

	f.	IndiHome Revenues

IndiHome revenues in 2023 was Rp28,785 billion (US$1,869 million), it increased by 2.7% or Rp765 billion from the last year of Rp28,020 billion. It was due to the IndiHome new subscribers of 0.9 million subscribers or increased by 9.5%.

	g.	Other Services Revenues
TelkomGroup recorded revenue for the other services of Rp6,183 billion (US$402 million) in 2023, it increased by 6% or Rp349 billion compared to the 2022 revenues of Rp5,834 billion. It was due to:
		•	An increase in others revenue by Rp432 billion or 18.7%.
		•	An increase in call center service revenue by Rp100 billion or 8.6%.
		•	An increase in e-health revenue by Rp32 billion or 4.4%.
		•	An increase in e-payment by Rp22 billion or 4.6%.

The increases were compensated by the decrease in manage service and terminal revenue by Rp237 billion or 20.5%.

	h.	Revenues from Lessor Transactions

TelkomGroup’s revenues from lessor transactions in 2023 were Rp2,786 billion. It resulted from the adoption of PSAK 72, which Telkom requires to disclose revenues from lessor transactions; for instance, leases were separately from contracts with customers' revenues.

2.	Expense

TelkomGroup’s total expenses as of December 31, 2023, were Rp104,300 billion (US$6,773 million), it increased by 2.7% or Rp2,731 billion, compared to 2022 of Rp101,569 billion. These changes were due to:

	a.	Operation, Maintenance and Telecommunication Service Expense

In 2023, TelkomGroup’s operating, maintenance, and telecommunications services expenses were Rp39,718 billion (US$2,579 million), it increased by 4% or Rp1,534 billion compared to 2022 of Rp38,184 billion. It was due to:

		•	An increase in operation and maintenance expense by Rp311 billion or 1.4% from backbone network usage rights costs with other global submarine cable operators/consortiums.
		•	An increase in radio frequency usage charges expense by Rp902 billion or 13.9%, which is directly proportional to the increase in mobile data and internet services.
		•	An increase in concession fees and USO charges expense by Rp235 billion or 9% due to an increase in contribution from gross revenue from telecommunications operations as a development for the USO.
		•	An increase in project management expense by Rp89 billion or 22.3% due to an increase in new projects starting work.
		•	An increase in cost of SIM cards, vouchers, and sales of peripherals expense by Rp50 billion or 6.7% related to the increased inventory of SIM cards, components and prepaid vouchers.
		•	An increase in insurance expense by Rp39 billion or 17% due to an increase in other expenses of Rp38 billion or 22%.

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The increases were compensated by:
• A decrease in leased lines and Customer Premise Equipment (CPE) expense by Rp68 billion or 1.9%.
• A decrease in vehicles rental and supporting facilities expense by Rp35 billion or 10.2%.
• A decrease in electricity, gas, and water expense by Rp27 billion or 3%.

	b.	Depreciation and Amortization Expense

TelkomGroup recorded depreciation and amortization expenses in 2023 at Rp32,663 billion (US$2,121 million), it decreased by 1.8% or Rp592 billion compared to the last year of Rp33,255 billion. It was due to the changes in the extension of the Group's useful life in the current year and the impact of accelerated depreciation of Multi-Service Access Node (MSAN) assets which were completed in the previous year.

	c.	Personnel Expense

The personnel expense in 2023 was Rp15,927 billion (US$1,034 million). It increased by 6.8% or Rp1,020 billion from Rp14,907 billion in 2022. It was due to an increase in vacation pay, incentives, and other benefits expense by Rp324 billion or 8% and increase from salary and allowances expenses amounted to Rp314 billion or 3.4% and LSA expense by Rp197 billion or 214.1% that related to the employee transfer of IndiHome integration.

	d.	Interconnection Expense

TelkomGroup’s interconnection expense in 2023 was Rp6,363 billion (US$413 million), it increased by 17% or Rp923 billion compared to the last period of Rp5,440 billion. It aligned with the increase in interconnection revenue.

	e.	Marketing Expense

TelkomGroup recorded marketing expenses in 2023 at Rp3,530 billion (US$229 million), it decreased by 10.2% or Rp399 billion compared to 2022 of Rp3,929 billion. It was due to changes in marketing program strategies that were more efficient in promoting the introduction of new digital products and businesses after the integration of IndiHome, consumer education, and strengthening SME businesses through IndiBiz.

	f.	General and Administrative Expense

TelkomGroup’s general and administrative expenses in 2023 were Rp6,099 billion (US$396 million), it increased by 4.2% or Rp245 billion compared to 2022 of Rp5,854 billion. It was due to an increase in general expenses by Rp187 billion or 8.3% and training, education, and recruitment expense by Rp90 billion or 24.3%. The increases were offset by a decrease in professional fees expense by 9.2% or Rp101 billion.

3.	Gain (Losses) on Foreign Exchange-Net

TelkomGroup's business involves foreign currencies and exchange rate fluctuations, so it may positively or negatively impact the Company's financial transactions. In 2023, TelkomGroup recorded loss on foreign exchange - net of Rp36 billion (US$2 million), it decreased by 114.1% compared to the previous period that gained Rp256 billion.

4.	Unrealized Gain (Loss) on Changes in Fair Value of Investments
In 2023, TelkomGroup recorded unrealized loss on changes in fair value of investments at Rp748 billion, it decreased by 88.4% compared to the last period of Rp6,438 billion.

5.	Other Income – Net
TelkomGroup recorded other income - net in 2023 at Rp252 billion (US$16 million), it increased by 869.2% or Rp226 billion compared to the last period of Rp26 billion.

6.	Operating Profit and Operating Profit Margin

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TelkomGroup recorded the operating profit in 2023 at Rp44,384 billion (US$2,882 million), it increased by 12.1% compared to the last operating profit of Rp39,581 billion. Meanwhile, the operating profit margin increased from 26.9% in 2022 to 29.7% in 2023.

7.	Profit Before Income Tax and Pre-Tax Margin

TelkomGroup’s profit before income tax in 2023 was Rp40,794 billion (US$2,649 million), it increased by 12.3% compared to the last period of Rp36,339 billion. Meanwhile, the pre-tax margin increased from 24.7% in 2022 to 27.3% in 2023.

8.	Income Tax (Expense) Benefit

TelkomGroup recorded expense tax benefit in 2023 was Rp8,586 billion (US$558 million), it decreased by 0.8% or Rp73 billion compared to 2022 of Rp8,659 billion. It was in line with the decrease in deferred tax expense by Rp390 billion.

9.	Other Comprehensive Income (Losses)

TelkomGroup recorded other comprehensive losses at Rp1,454 billion (US$94 million) in 2023, it decreased by 182.3% or Rp3,221 billion compared to other comprehensive income in 2022 of Rp1,767 billion. It was due to the actuarial loss of defined benefit plan – net by Rp2,853 billion related to the increase in post-retirement health care benefit costs.

10.	Profit for The Year Attributable to Owners of The Parent Company
Profit for the year attributable to owners of the parent company in 2023 recorded at Rp24,560 billion (US$1,595 million), it increased by 18.3% from Rp20,753 billion in 2022.

11.	Profit for The Year Attributable to Non-Controlling Interest
Profit for the year attributable to non-controlling interests was at Rp7,648 billion (US$497 million), it increased by 10.4% from Rp6,927 billion in 2022.

12.	Total Comprehensive Income for The Year
In 2023, Telkom recorded comprehensive income for the year of Rp30,754 billion (US$1,997 million), it increased by 4.4% or Rp1,307 billion compared to 2022 of Rp29,447 billion.

13.	Net Income per Share
TelkomGroup’s net income per share in 2023 was Rp247.92 per share, it increased by 18.3% or Rp38.43 compared to the last year of Rp209.49 per share.

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CASHFLOW OVERVIEW

As of December 31, 2023, TelkomGroup's cash and cash equivalent was decent at Rp29,007 billion (US$1,884 million). The net cash provided by operating activities was Rp60,581 billion, net cash used in investing activities was Rp36,909 billion, and net cash used in financing activities was Rp26,567 billion.

TelkomGroup Cashflow 2021-2023

	Growth	Years ended December 31
	2023-2022	2023		2022	2021
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Net Cash
provided by operating activities	(17.4)	60,581	3,934	73,354	68,353
used in investing activities	(6.0)	(36,909)	(2,397)	(39,250)	(37,703)
used in financing activities	(34.9)	(26,567)	(1,725)	(40,837)	(12,986)
Net increase (decrease) in cash and cash equivalents	(57.0)	(2,895)	(188)	(6,733)	17,664
Effect of exchange rate changes on cash and cash equivalents	(112.2)	(45)	(3)	369	58
Cash and cash equivalents at beginning of year	(16.6)	31,947	2,075	38,311	20,589
Cash and cash equivalents at end of year	(9.2)	29,007	1,884	31,947	38,311

Cashflow Comparison

TelkomGroup’s highest cash receipt in 2023 was from operating activities of 78.2%, followed by the cash receipt from financing activities of 21.7%. This composition indicated that TelkomGroup’s internal and external funds supported the Company’s operational activities.

Composition of Cash Receipt 2021-2023 (Rp billion)

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Composition of Cash Disbursement 2021-2023 (Rp billion)

Comparison of Cash Flow for Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

TelkomGroup recorded cash and cash equivalents as of December 2023 of Rp29,007 billion or US$1,884 million. It decreased by 9.2% or Rp2,940 billion from the last year total cash and cash equivalents of Rp31,947 billion. The cash receipts of operating activities in 2023 were Rp150,781 billion or 78.2% of total cash receipts, while the cash receipts from financing activities were Rp41,795 billion or contributed to 21.7%, and the cash receipt from investing activities of Rp313 billion or contributed to 0.1%.

In 2023, the cash disbursements for operating activities were Rp90,200 billion or 46.1% of total cash disbursements. Then, cash disbursements for financing activities were Rp68,362 billion or 34.9% of total cash disbursements, and the cash disbursements from investing activities were Rp37,222 billion or 19%.

1.	Cash Flow from Operating Activities
Net cash provided by operating activities in 2023 recorded at Rp60,581 billion or US$3,934 million. It decreased by Rp12,773 billion compared to the last period.

TelkomGroup recorded cash receipts from operating activities of Rp150,781 billion in 2023. It increased by Rp899 billion or 0.6% from cash receipts from operating activities in 2022 of Rp149,882 billion. The cash receipts were from:

	•	Cash receipts from customers and other operators of Rp148,458 billion.
	•	Cash receipts from finance income of Rp1,049 billion.
	•	Cash receipts for tax refund of Rp681 billion.
	•	Cash receipts for other - net of Rp593 billion.

Meanwhile, cash disbursements for operating activities in 2023 were Rp90,200 billion, it increased by 17.9% or Rp13,672 billion compared to the 2022 cash disbursements of Rp76,528 billion. TelkomGroup’s cash disbursements were for:

	•	Cash payments for expenses of Rp53,410 billion.
	•	Cash payments to employees of Rp16,116 billion.
	•	Cash payments for corporate and final income taxes of Rp10,746 billion.
	•	Cash payments for finance costs of Rp4,748 billion.
	•	Cash payments for short-term and low-value lease assets of Rp3,770 billion.
	•	Cash payments for Value Added Taxes – net of Rp1,410 billion.

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2.	Cash Flow from Investing Activities
TelkomGroup recorded net cash used in investing activities in 2023 was Rp36,909 billion or US$2,397 million, it decreased by 6.0% or Rp2,341 billion compared to the last period of Rp39,250 billion.

Cash receipts from investing activities in 2023 were Rp313 billion, it decreased by 77.7% or Rp1,089 billion from the last period of Rp1,402 billion. Cash receipts were from:
	•	Proceeds from insurance claims of Rp199 billion.
	•	Proceeds from sale of property and equipment of Rp100 billion.
	•	Dividend received from associated company of Rp14 billion.

Meanwhile, the cash disbursements for investing activity of Rp37,222 billion, it decreased by 8.4% or Rp3,430 billion from the last year of Rp40,652 billion. The cash disbursement was for:
	•	Purchase of property and equipment of Rp33,601 billion.
	•	Purchase of intangible assets of Rp2,817 billion.
	•	Additional of long-term investment in financial instrument of Rp340 billion.
	•	Placement in other current financial assets-net of Rp315 billion.
	•	Additional of other assets of Rp149 billion.

3.	Cash Flows from Financing Activities

TelkomGroup’s net cash used in financing activities in 2023 was Rp26,567 billion (US$1,725 million), it decreased by 34.9% or Rp14,270 billion from the 2022 of Rp40,837 billion. TelkomGroup received cash from financing activities of Rp41,795 billion, it increased by 16.1% or Rp5,792 billion compared to the last period of Rp36,003 billion. The cash receipt was from:

	•	Proceeds from bank loans and other borrowings of Rp38,834 billion.
	•	Proceeds from issuance of new shares of subsidiaries of Rp2,961 billion.

Meanwhile, the cash disbursement for financing activities was of Rp68,362 billion, it decreased by 11% or Rp8,478 billion compared to the last period of Rp76,840 billion. The cash disbursement was for:

	•	Repayments of bank loan and other borrowings of Rp35,323 billion.
	•	Cash dividends paid to the Company's stockholders of Rp16,603 billion.
	•	Cash dividends paid to non-controlling interests of subsidiaries of Rp9,803 billion.
	•	Repayments of principal portion of lease liabilities of Rp6,602 billion.
	•	Buy back shares of non-controlling shareholders of subsidiaries of Rp31 billion.

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SOLVENCY

TelkomGroup’s 2023 Consolidated Financial Statements (Audited) show the Company’s decent liquidity, solvency, and ability to pay short and long-term liabilities. TelkomGroup’s debt repayment was from cash inflows of operational activities. It shows that the management could adequately manage its operations and liquidity.

SHORT-TERM LIABILITY

TelkomGroup uses several ratios to measure its ability to pay short-term debt, such as the current, quick, and cash ratios. We use these ratios to maintain liquidity and ensure the funds’ availability to pay short-term debt. TelkomGroup strives to keep the current ratio percentage above the industry average current ratio and retain the available loan that can be withdrawn if needed.

TelkomGroup Liquidity Ratio 2021-2023

Ratio	2023		2022	2021
Current Ratio	77.7%	%	78.2%	88.6%
Quick Ratio	57.8%	%	59.9%	68.7%
Cash Ratio	42.9%	%	47.3%	56.1%

LONG-TERM LIABILITY

TelkomGroup monitors several ratios to ensure its ability to pay its long-term debt, such as the Debt to Equity Ratio, the Debt to EBITDA Ratio, and the EBITDA to Interest Expense Ratio. The TelkomGroup 2023 Consolidated Financial Statements indicate a Debt to Equity Ratio of 0.44 times, a Debt to EBITDA Ratio of 0.88 times, and an EBITDA to Interest Expense Ratio of 16.7 times. Those ratios conclude that TelkomGroup’s ability to pay the long-term debt has a relatively low risk of default.

Ratio	2023		2022		2021
Debt to Equity Ratio	0.44	X	0.42	X	0.48	X
Debt to EBITDA Ratio	0.88	X	0.80	X	0.91	X
EBITDA to Interest Expense Ratio	16.7	X	19.6	X	17.3	X

TelkomGroup actively evaluates its debt profile, particularly with floating interest, to decrease interest expenses and exposure to interest rate fluctuations in the future. Further information regarding liquidity and the discussion regarding the debt of Telkom and its subsidiaries can be seen in Notes 18 and Notes 19 in TelkomGroup’s Consolidated Financial Statements for 2023.

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CAPITAL STRUCTURE AND THE MANAGEMENT POLICIES FOR CAPITAL STRUCTURE

CAPITAL STRUCTURE

TelkomGroup’s capital structure consists of short-term debt, long-term debt, and equity. As of December 31, 2023, the most significant composition of TelkomGroup’s capital structure was equity. There were no substantial changes to the equity and capital composition in 2023 compared to the previous period.

Capital Structure 2021-2023 (Rp billion)

Capital Structure	2023		2022	2021
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Debt	9,650	627	63,041	69,078
Short Term Debt	58,474	3,797	8,191	6,682
Long Term Debt	68,124	4,424	54,850	62,396
Equity	135,744	8,815	129,258	121,646
Total	203,868	13,239	192,299	190,724

MANAGEMENT POLICY FOR CAPITAL STRUCTURE

TelkomGroup is required to maintain its creditworthiness, as indicated in its credit rating and capital structure. In 2023, TelkomGroup kept the debt levels below the industry average, signified in the Debt to Equity Ratio and Debt to EBITDA Ratio. TelkomGroup also successfully maintained its solid capital structure by optimizing the cost of capital (weighted average cost of capital) and tax benefits and ensuring healthy financial ratios to maintain a balanced capital structure.

These measures aligned with TelkomGroup’s capital structure policy to achieve an optimal funding composition. The capital structure policy in the current year will become the basis for management decision-making in terms of adding or paying short-term and long-term debt.

In 2023, TelkomGroup’s Debt to Equity Ratio (DER) was 0.44 times, while in 2022, it was 0.42 times. TelkomGroup’s Debt Service Coverage Ratio as of December 31, 2023, was 1.9 times, while in 2022, it was 1.6 times. Further information regarding management’s policy on the capital structure is in Notes 38 Capital Management in the 2023 TelkomGroup’s Consolidated Financial Statements.

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REALIZATION OF CAPITAL EXPENDITURE

To anticipate the dynamic technology transformation, TelkomGroup has realized capital expenditure investments that adjusted to the Company's needs and strategies throughout 2023. The denomination of TelkomGroup's capital expenditure investment is in two currencies, namely Rupiah (Rp) and US Dollar (US$).

STRATEGY AND OBJECTIVES OF INVESTMENT IN CAPITAL EXPENDITURE

The objective and strategy in determining investment in capital expenditure are to expand and maintain business growth in the digital era based on digital connectivity, digital platforms, and digital services. In 2023, TelkomGroup invested capital expenditure to build infrastructure capacity and capability for the increasing customer demand in the future

TYPES OF INVESTMENT IN CAPITAL EXPENDITURE

Capital expenditure of Telkom and its subsidiaries are:

•	Broadband services, comprising of mobile (4G, 5G) and fixed broadband;
•	Network infrastructures, consist of core network, submarine cable, terrestrial cable, Metro-Ethernet, IP Backbone, and satellite;
•	Data Center, Cloud, TV Video, IoT, IT (smart platform, solution, and services); and
•	Other supporting capital expenditures, such as supporting facility of connectivity, building, and power supply.

INVESTMENT VALUE IN CAPITAL EXPENDITURE

The total investment realization of TelkomGroup’s capital expenditure in 2023 was Rp32,968 billion or US$2,141 million. It decreased by 3.5% from the previous year of Rp34,156 billion. The following are some of TelkomGroup’s capital expenditure:

•	Constructed Telkomsel BTS.
•	Building neuCentrix and hyperscale data center.
•	Tower addition and its supporting capacity.
•	National project of submarine cable system deployment, such as the submarines cables of Gresik – Bawean, North Lingga, and North Papua, and international submarine cable system.
•	Telkomsat built high-throughput satellite (HTS) on the 133°E orbital to improve terrestrial network infrastructure

TelkomGroup’s Capital Expenditure Investment 2021-2023

	Years ended December 31
	2023		2022	2021
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Investment in Capital Expenditure	32,968	2,141	34,156	30,341

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MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

OBJECTIVES OF MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

As a digital telco company, TelkomGroup should make sustainable investments to accelerate digital transformation. We made several material commitments for capital expenditure to support transmission and network equipment and other digital infrastructure. The material commitment of TelkomGroup and other parties in the form of project agreements is in Note 35 Significant Commitments and Agreements in the 2023 TelkomGroup’s Consolidated Financial Statements.

SOURCES OF FUNDS TO FULFILL MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

In 2023, TelkomGroup had a decent leverage to fund capital expenditures. TelkomGroup has several alternatives for other funding, including internal and external funding sources, such as bank funding, debt instruments, and additional share capital for capital expenditure investment according to a predetermined business plan.

DENOMINATED CURRENCIES OF MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

TelkomGroup uses three currency denominations in material commitments for capital expenditure investment. It consists of the Rupiah, Chinese Yuan, and the US Dollar. The most significant bond is in the Rupiah currency of Rp8,596 billion.

Material Commitments Based on Currency as of December 31, 2023

Table of Material Commitment based on Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(million)	(billion)
IDR	-	8,596
USD	235	3,619
Chinese Yuan	33	71
Total		12,286

FOREIGN CURRENCY RISK MITIGATION OF MATERIAL CONTRACTS FOR CAPITAL EXPENDITURE

Material commitments for capital expenditure in foreign currencies can be affected by fluctuations in currency rates. To mitigate this risk, TelkomGroup determines time deposits and receivables of at least 25% of the outstanding foreign currency short-term liabilities. Therefore, TelkomGroup can offset exchange rate fluctuation losses with exchange rate gains on time deposits and receivables. More details regarding material commitments for capital expenditure investment and foreign exchange rate risk are in Note 35 Significant Commitments and Agreements and Note 37 Financial Instruments in the 2023 TelkomGroup’s Consolidated Financial Statements.

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RECEIVABLES COLLECTABILITY

TelkomGroup had a decent receivables collectability level with consolidated maturity receivables as of December 31 for 2023 and 2022, which are not impaired or collectible of Rp4,033 billion and Rp2,069 billion. Meanwhile, the accounts receivable turnover ratio was recorded at 15.5%, and the average collection time ratio was 23.6 days.

TelkomGroup monitors receivables and collection balances regularly to minimize the customers’ credit risk.  Methods in collecting its accounts receivable are direct visits, reminding letter, direct billing, cooperating with partners regarding account receivable collection service to temporarily isolate services, and actively contacting customers via phone, letter, or email.

TelkomGroup’s Receivables Collectability 2021-2023

Ratio	Average Collection Duration Ratio (%)
	2023	2022	2021
Average collection ratio (days)	23.6	21.2	25.3
Receivables turnover ratio (%)	15.5	17.2	14.4

ANALYSIS AND EXPLANATION OF RECEIVABLES COLLECTABILITY

TelkomGroup classifies receivables in analyzing accounts receivable based on the age of accounts receivable.

Analysis of TelkomGroup’s Accounts Receivables by Age Period 2021-2023

Analysis of Accounts Receivable by Age	2023	2022	2021
	Rp (billion)
Not past due	7,020	6,964	5,625
0 – 3 months	2,758	1,674	2,447
3 – 6 months	1,215	664	924
> 6 months	7,180	6,900	7,316
Total receivables before provision	18,173	16,202	16,312
Provision for impairment of receivables	(7,506)	(7,568)	(7,802)
Net receivables after provision	10,667	8,634	8,510

TelkomGroup established a provision for impairment of trade receivables based on the collective historical impairment rate and individual customer credit historical rates. Provision for impairment of receivables in 2023 was Rp7,506 billion, lower than the provision for 2022 of Rp7,568 billion. Further discussion of TelkomGroup's receivables is in Note 5 Trade Receivables in the 2023 TelkomGroup’s Consolidated Financial Statements.

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MATERIAL INFORMATION AND FACT AFTER ACCOUNTANT REPORTING DATE

TelkomGroup continues to comply with the principles of transparency and accountability to implement good corporate governance. Thus, TelkomGroup conveys material information and facts after the financial reporting date as of December 31, 2023, as follows:

Material Information and Fact After Accountant Reporting Date for 2023 Reporting Period

No.	Material Information and Facts
1.	In January 2024, Telkomsel paid off all medium-term debt to BSI, Bank of China, and BJB, amounting to Rp500 billion, Rp1,400 billion, and Rp500 billion, respectively.

Detailed explanations regarding the above transactions can be found in Note 40 Subsequent Event in TelkomGroup's 2023 Consolidated Financial Statements.

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BUSINESS PROSPECTS AND SUSTAINABILITY OF THE COMPANY

2023 was a recovery period after the COVID-19 Pandemic, during which public activities returned to normal and the economy recovered. Nevertheless, many economic challenges remained this year, specifically the global economy. Amid the challenges, Indonesia’s economy remained relevantly secured, with a GDP growth of 5.05% in 2023. Despite weakening growth compared to 2022, which was 5.31%, Indonesia could still maintain its relatively strong economic activity amidst the increasingly challenging global conditions.

For the telecommunication sector, the vast growth of internet usage in Indonesia benefits Indonesia’s leading telecommunication operators. The Indonesian Internet Service Providers Association (APJII) survey stated that the total number of internet users in Indonesia is 78% of the total population, exceeding the average number of users in South East Asia, which reaches around 77% and is the most internet penetration than other Asian regions. It also shows that 99% of Indonesians access the internet by using smartphones. These numbers are expected to keep increasing with the higher smartphone use in Indonesia. It is an excellent opportunity for the telecommunication industry, specifically mobile operators, to grow its business further.

As internet use rises, so does the public’s interest in various digital services. Many digital services in Indonesia are gaining traction, including music streaming, video content, games, and digital financial services such as online payment like m-banking and QRIS. The Indonesian Telecommunication Providers Association (ATSI) data shows that monthly, 400-500 million online transactions occur. Therefore, the telecommunication sector plays a significant role as an economic locomotive in other sectors.

To support Indonesia’s digital economic growth and strengthen its position in the telecommunication industry, Telkom constantly develops and improves its infrastructure, including fiber optic network development and increasing its network capacity. Telkom has also adopted the latest technology and provided various IoT solutions to give added value to customers. Therefore, Telkom can improve its service quality and competitiveness with a reliable infrastructure.

On the other hand, the Government has specifically tasked Telkom to support accelerating the national digital transformation by launching the Electronic Procurement System. It was officiated through Presidential Regulation Number 17 Year 2023 regarding the Acceleration of Digital Transformation in Government Procurement of Goods/Services. Telkom has prepared the adequate infrastructure and capacity to support the acceleration of this digital transformation.

Telkom has owned 175,692 km of fiber optic network covering 501 cities/regencies. Two satellites with 109 transponders, 231,226 base transceiver stations (BTS), and 42,106 telecommunication towers support this network. Telkom also possesses supportive digital platforms of 31 data centers, with 26 domestic data centers and 5 abroad.

In the Mobile segment, Telkom notices the opportunities from the increasing public interest in digital services. Therefore, Telkom is trying to maximize the growth of digital connectivity and platforms to develop digital services by utilizing 5G network connectivity. Telkom will also be gradually developing IoT solutions, cloud computing, and artificial intelligence following the maturity and stability of the connectivity ecosystem.

Meanwhile, Telkom focuses on improving the customer experience to maintain its market share and attract new subscribers in the Consumer segment. Besides, Telkom also integrated IndiHome products that target the Consumer segment into Telkomsel products that target the Mobile segment. The integration was based on the Fixed Mobile Convergence (FMC) initiative as part of the primary Five Bold Moves strategy. This FMC initiative opens the opportunity to further strengthen Telkom’s business in digital telecommunication by providing seamless service between fixed and mobile broadband to get more subscribers’ satisfaction. FMC also encourages more coverage of broadband service and accelerating digital connectivity equality in Indonesia that is inclusive and sustainable.

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In addition, Telkom also focuses on the Enterprise business line that possesses high profitability and recurring tendency through the enterprise solutions services. Telkom also fulfills the hybrid cloud demands from SMEs, startups, SOEs, enterprises, and Government institutions. The higher digitalization of business activities by business players also means a market opportunity for Telkom. To seize this opportunity, Telkom offers system integration, IT service management, and CRM services as a solution for the Enterprise segments to operate their business.

On the Wholesale & International Business (WIB), Telkom focuses on improving the services and capacity of digital ecosystem infrastructures, which include carrier, data center, tower, infrastructure maintenance, and network management services. This segment is the digital ecosystem enabler and is significant in promoting the growth of digital connectivity in Indonesia. Thus, Telkom is focusing on data center development to anticipate higher demands in line with the more advanced of other digital services and solutions. Besides, Telkom is also operating its international business and strategic partnerships with other global players to solidify its business in the telecommunication industry.

Telkom constantly tries to answer every customer's needs and maintains business continuity with the development of infrastructure, platforms, and digital services to support activities in all segments and society strata. These measures align with the digital telco prospect so that Telkom will keep improving digital technological integration to all business aspects that can encourage fundamental changes in governance, business operation, and how it adds value to every user. In addition, Telkom will keep strengthening its competitive advantages to accelerate its vision of becoming the leading digital telco and create equal digital sovereignty to society for a better Indonesia.

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COMPARISON OF INITIAL YEAR TARGET AND THE REALIZATION

TelkomGroup’s revenue grew by 1.3% to Rp149,216 billion in 2023. Telkom's EBITDA and Net Profit in 2023 were recorded at Rp77,579 billion and Rp24,560 billion. Meanwhile, the EBITDA and Net Profit margins were recorded at 52% and 16.5%. TelkomGroup used Rp32,968 billion for capital expenditures in 2023 or 22.1% of total revenue.

Comparison of TelkomGroup Targets and Realizations in 2023

Indicator	Realization In 2022	Targets In Initial 2022
Revenue Growth	Revenues grew by 1.3%.	We estimate that the more challenging competition will impact the Company. Overall, we expected the Company to grow positively in the low to mid-single digit range.
EBITDA Margin and Net Income Margin	EBITDA Margin increased to 52% while Net Income Margin increased to 16.5%.	EBITDA Margin and Net Income Margin are projected to slightly decreased in line with the decline in legacy businesses shifting to digital businesses.
Capital Expenditure	The realization of capital expenditures is to Rp32,968 billion, or 22.1% of revenue with focused investment in digital business infrastructure.	Around 25%-30% of our revenue is planned for capital expenditure, focusing on building digital business infrastructure.

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TARGET OR PROJECTIONS FOR THE FOLLOWING YEAR

TelkomGroup strives to achieve sustainable company growth based on the 2021-2025 Framework as the basis for a corporate strategy that focuses on developing three main pillars: digital connectivity, digital platforms, and digital services. These three pillars are supported by seven other pillars that serve as delivery directions: portfolio optimization, technology, organization, synergy and operational excellence, individual and corporate culture, inorganic, and corporate governance.

In 2024, TelkomGroup will target the revenue to grow competitively, with IndiHome as the most significant contributor. TelkomGroup aggressively maintains its dominance in the cellular market and develops digital business. TelkomGroup also invested throughout 2023 to expand the capacity and maintain service quality amid the increasing traffic and develop digital platforms as business enablers in the future. Therefore, TelkomGroup plans a capital expenditure allocation of around 25%-30% of the revenue to build the infrastructure.

TelkomGroup’s Target or Projections for The Following Year

Indicator	Target in 2024
Revenue Growth	We estimate that the competition in telecommunication industry will be more challenging. Overall, the Company is expected to grow positively in the low to mid-single-digit range.
EBITDA Margin and Net Income Margin	EBITDA Margin and Net Income Margin are projected to increase slightly in line with the decline in legacy business shifting to digital business (connectivity, platform, and service).
Capital Expenditure	Around 25%-30% of our revenue is planned for capital expenditures, focusing on building digital business infrastructure.
Dividend Policy	The dividend payout ratio ranges from 60%-90%.

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DIVIDEND

TelkomGroup annually distributes dividends. The dividend distribution is to optimize value for shareholders. The dividend distribution policy is determined and approved by the shareholders at the Annual General Meeting of Shareholders (AGMS). In the last five years, TelkomGroup has set a dividend payout ratio that ranges from 60% to 90%. The dividend paid in 2023 for business performance in 2022 was Rp16,602,697 million (80% from net profit).

Telkom's Dividend Payment for the Year 2018-2023 Operational Performance

		Date of Dividend				Dividend
		Payment in Cash				Amount per
		and/or Date of		Dividend		Share (cash
		Dividend	Payment Ratio	Amount paid		and/or non-
Dividend		Distribution in	/ Payout ratio	per year		cash) after Stock
Year	Dividend Policy	Non-Cash	(%) [1]	(Rp million)		Split (Rp)
2018	AGMS, May 24, 2019	June 27, 2019	90.00	16,228,619	[2]	163.82
2019	AGMS, June 19, 2020	July 23, 2020	81.78	15,262,338	[3]	154.07
2020	AGMS, May 28, 2021	July 2, 2021	80.00	16,643,443	[4]	168.01
2021	AGMS, May 27, 2022	June 30, 2022	60.00	14,855,921	[5]	149.97
2022	AGMS, May 30, 2023	July 5, 2023	80.00	16,602,697	[6]	167.60

Remarks:

1.	Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.
2.	Consists of cash dividend amounting to Rp10,819,080 million and special cash dividend amounting to Rp5,409,540 million.
3.	Consists of cash dividend amounting to Rp11,197,606 million and special cash dividend amounting to Rp4,064,730 million.
4.	Consists of cash dividend amounting to Rp12,482,582 million and special cash dividend amounting to Rp4,160,860 million.
5.	Only consists of cash dividend amounting to Rp14,855,921 million.
6.	Only consists of cash dividend amounting to Rp16,602,697 million.

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REALIZATION OF PUBLIC OFFERING FUND

We have issued several bonds which are currently outstanding and owned by investors. We have several underwriters for bond issuance, namely PT Bahana Sekuritas, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Tbk, and a bank that is the trustee, namely PT Bank Permata Tbk. Telkom guarantees all bonds with assets, and Pefindo assigns an idAAA rating to all Telkom bonds. The following table presents the unmatured bond status as of December 31, 2023.

Realization of Telkom's Public Offering Funds as of December 31, 2023

				Time	Realization of Funds
	Amount		Maturity	Periode	Balance	Year
Name of the Bond	(Rp million)	Date of Issue	Date	(year)	(Rp million)
The Shelf Registered Bonds I Telkom 2015 series B	2,100,000	June 23, 2015	June 23, 2025	10	0	2016
The Shelf Registered Bonds I Telkom 2015 series C	1,200,000	June 23, 2015	June 23, 2030	15	0	2016
The Shelf Registered Bonds I Telkom 2015 series D	1,500,000	June 23, 2015	June 23, 2045	30	0	2016

Telkom has realized all the funds obtained from the public offering, with the remaining funds recorded as nil. There is no change regarding the realization of the previously planned use of funds. Details related to bond information can be seen in Note 18 Short-Term Bank Loans and Long-Term Loans Maturing Within One Year, and Note 19 Long-Term Loans and Other Loans in the 2023 TelkomGroup Consolidated Financial Statements.

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MATERIAL INFORMATION REGARDING TRANSACTION WITH CONFLICT OF INTEREST, TRANSACTION WITH AFFILIATED PARTIES, INVESTMENT, DIVESTMENT, AND ACQUISITION

TelkomGroup recorded affiliated transactions in 2023. The implementation of affiliated transactions has complied with internal policies related to the Main Procedures for Affiliated Transactions and Conflicts of Interest Transactions stipulated in the President Director's Official Note. Based on the review, Telkom has ensured that all affiliated transactions comply with the internal procedure and applicable general provisions and follow the POJK No. 42/2020 provision. On the other hand, no transactions with related parties contain conflicts of interest as they are according to the principles of fairness and business practice.

Transaction	Transaction Type	Transaction Date	Cause of Transaction
n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a

The list of affiliated transactions that must be disclosed in the Annual Report 2023, can be seen in Note 32 regarding Related Parties Transactions in 2023 TelkomGroup's Consolidated Financial Statements and Appendix 4 in Annual Report for 2023 Reporting Period.

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CHANGES IN LAW AND REGULATION

In implementing the practice of Good Corporate Governance (GCG), TelkomGroup constantly reviews every regulation change that could affect operational activities. On February 20, 2023, Presidential Regulation Number 17 Year 2023 regarding the Acceleration of Digital Transformation in Government Procurement of Goods/Services was released. This Presidential Regulation was to create sovereignty and growth in Indonesia’s economy by increasing the use of local products and SME and Cooperative products in the Government’s Procurement of Goods/Services, as well as accelerate the absorption of the State’s Budget (Anggaran Pendapatan dan Belanja Negara or APBN)/Local government budget (Anggaran Pendapatan dan Belanja Daerah or APBD) to boost the equal national economy.

With this acceleration, in December 2023, Telkom signed an agreement with the National Public Procurement Agency (LKPP). Through LKPP, the Government assigned Telkom to launch the Electronic Procurement System (Sistem Pengadaan Secara Elektronik or SPSE) and its supporting system, which could create a more modern, transparent, efficient procurement process and simplify bureaucracy. Through this Presidential Regulation, the Indonesian Government has specifically assigned Telkom to boost the national digital transformation. This system is the only general application for goods/services procurement to create a government ecosystem based on e-government.

Meanwhile, the Government also issued Law No. 6 of 2023 on the Stipulation of Government Regulation in Lieu of Law No. 2 of 2022 on Job Creation to Become Law on March 31, 2023. The Law No. 6 of 2023 officiated the Government Regulation (Perpu) 2 of 2022 regarding Job Creation to become the Job Creation Law and perfected several workforce substances such as:

1.	Outsourcing provisions of what types of work can be outsourced.
2.	Improvements and adjustment of minimum wage calculation.
3.	Confirmation of the obligation to implement a wage structure and scale for workers/laborers who have worked for one year or more.
4.	The use of disability terminologies as adjusted by Law Number 8 of 2016 regarding Persons with Disabilities.
5.

Corrected references for the articles that regulate the use of the right-to-rest breaks with fully paid wages and regulate the benefits of the Job Loss Guarantee (Jaminan Kehilangan Pekerjaan or JKP) program.

On July 20, 2023, Presidential Regulation Number 47 of 2023 was issued regarding the National Cyber Security Strategy and Cyber Crisis Management. It acts as the foundation for government institutions and stakeholders in creating cyber power and capability to get cyber security stability. It is also a reference for Telkom in solving cyber threats and preparing proper strategies to form cyber security.

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CHANGES IN ACCOUNTING POLICY

TelkomGroup’s Consolidated Financial Statements refers to the Financial Accounting Standards (SAK) issued by the Indonesian Institute of Accountants (IAI). It also complies with the Regulation of the Capital Market and Financial Institution Supervisory Agency (Bapepam-LK) No. VIII.G.7 regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, attached to the letter KEP347/BL/2012. TelkomGroup also applies the International Financial Reporting Standard (IFRS) accounting standards based on the Securities and Exchange Commission (SEC) regulations.

Changes in accounting policies in 2023, including:

1.	Amendments to PSAK 1 regarding Presentation of Financial Statement.
2.	Amendment to PSAK 16 regarding Fixed Assets.
3.	Amendments to PSAK 25 regarding Accounting Policies, Changes in Accounting Estimates and Errors.
4.	Amendments to PSAK 46 regarding Income Taxes.
5.	Amendments to IAS 1 regarding Presentation of Financial Statements.
6.	Amendments to IAS 8 regarding Accounting Policies, Changes in Accounting Estimates and Errors.
7.	Amendments to IAS 12 regarding Income Taxes.

Implementation and Changes of Accounting Policies of TelkomGroup in 2023

No.	Accounting Policy	Reason for Change	Impact on Financial Statements for Financial Year 2023
			SAK Financial Report	IFRS Financial Report
1.	PSAK 1	DSAK issued amendments to the accounting standards as the adoption of Amendment to IAS 1.	No material impact on SAK financial statements, has potential for adjustments in the disclosure of material accounting policy information.	No material impact on IFRS financial statements
2.	PSAK 16	DSAK issued amendments to the accounting standards as the adoption of Amendment to IAS 16.	No material impact on SAK financial statements	No material impact on IFRS financial statements
3.	PSAK 25	DSAK issued amendments to the accounting standards as the adoption of Amendment to IAS 8.	No material impact on SAK financial statements	No material impact on IFRS financial statements
4.	PSAK 46	DSAK issued amendments to the accounting standards as the adoption of Amendment to IAS 12.	No material impact on SAK financial statements	No material impact on IFRS financial statements
5.	IAS 1	IASB issued amendments to IAS 1 regarding Disclosure of Accounting Policies.	No material impact on SAK financial statements	No material impact on IFRS financial statements, has potential for adjustments in the disclosure of material accounting policy information.
6.	IAS 8	IASB issued amendments to IAS 8 regarding Definition of Accounting Estimates.	No material impact on SAK financial statements	No material impact on IFRS financial statements
7.	IAS 12	IASB issued amendments to IAS 12 regarding: a. Deferred Tax related to Assets and Liabilities arising from a Single Transaction. b. International Tax Reform - Pillar Two Model Rules.	No material impact on SAK financial statements	No material impact on IFRS financial statements

Further details of the changes in accounting policies in Telkom's financial statements for the current year is disclosed in Note 2 Summary of Accounting Policies of 2023 TelkomGroup's Consolidated Financial Statements.

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CORPORATE GOVERNANCE

145	Corporate Governance Principle and Platform
152	Corporate Governance Structure
153	Corporate Governance Assessment
154	General Meeting of Shareholders (GMS)
159	Board of Commissioners
181	Audit Committee
191	Committee for Nomination and Remuneration
203	Committee for Planning and Risk Evaluation and Monitoring
211	Board of Directors
225	Corporate Secretary
228	Internal Audit Department
233	Internal Control System
237	Risk Management System
255	Whistleblowing System
261	Policy Regarding Reporting Share Ownership of Directors and Commissioners
262	Employee Stock Ownership Program
263	Significant Legal Disputes
264	Information Regarding Administrative Sanctions
265	Information Access and Company’s Public Data
267	Corporate Code of Conduct
269	Anti Corruption Policy

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CORPORATE GOVERNANCE PRINCIPLE AND PLATFORM

TelkomGroup implements Good Corporate Governance (GCG) to strengthen trust and increase the company's added value for shareholders and other stakeholders. The implementation of GCG is also expected to support the company in realizing Telkom's Vision and Mission. Furthermore, with consistent implementation of GCG, TelkomGroup will be able to maintain and improve healthy and competitive business continuity in the long term.

Apart from that, the consistency of GCG implementation is also a concern for Telkom, especially in the Anti-Corruption & Business Ethics Program. The Company ensures that its anti-corruption policies and procedures are communicated to employees and business partners in a manner that demonstrates senior management's explicit and active commitment. Telkom applies a "zero tolerance" approach to fraud, corruption, and other unethical behavior or actions that violate the implementation of good corporate governance (GCG).

In implementing GCG, Telkom refers to various relevant regulations as a reference, including:

1.	Law No. 40 of 2007 regarding Limited Liability Companies;
2.	Law No. 8 of 1995 regarding Capital Market;
3.	Financial Services Authority (OJK) Regulation No. 33/POJK.04/2014 regarding Directors and Commissioners of Issuers or Public Companies;
4.	Financial Service Authority Regulation No. 34/POJK.04/2014 regarding Nomination and Remuneration Committee of Issuers or Public Companies;
5.	Financial Service Authority Regulation No. 55/POJK.04/2015 regarding the Establishment and Work Guidelines of Audit Committees;
6.	Financial Service Authority Regulation No. 11/POJK.04/2017 regarding Ownership Report or Any Change in Share Ownership of Public Companies;
7.	Financial Service Authority Regulation No. 8/POJK.04/2015 regarding Issuer or Public Company Website;
8.	Financial Service Authority Regulation No. 29/POJK.04/2016 regarding Annual Report of Issuers or Public Companies;
9.	Financial Service Authority Regulation No. 21/POJK.04/2015 regarding the Implementation of Public Company Governance Guidelines;
10.	Financial Service Authority Circular Letter No. 32/SEOJK.04/2015 regarding Guidelines for Public Company Governance;
11.	Financial Service Authority Circular Letter No. 16/SEOJK.04/2021 regarding the Form and Content of the Annual Report of Issuers or Public Companies;
12.	Letter of the Minister of SOEs No. S-35 / MBU / 01/2020 regarding the Implementation of Anti-Bribery Management Systems in SOEs;
13.	SOE Minister Regulation No. PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises.

Telkom also refers to other GCG implementation guidelines, such as Corporate Governance principles developed by the Organization for Economic Cooperation and Development (OECD) and General Guidelines for Indonesian Corporate Governance (PUGKI) developed by the National Committee for Governance Policy (KNKG), as well as ASEAN Corporate Governance Scorecard. Telkom has built a strong foundation in implementing GCG for Subsidiaries through Resolution of the Board of Directors No. PD.602.00/r.00/HK000/COP-D0030000/2011 regarding TelkomGroup GCG Guidelines as a guide for Telkom and Subsidiaries in operating and transacting according to GCG ethics and principles.

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IMPLEMENTATION OF GCG BASIC PRINCIPLES

Telkom applies 5 (five) GCG principles in carrying out its business processes, namely:

1.	Transparency
	a.	The publication of financial statements and Annual Report and other material information, such as the decision making process as a means for investors to access important information easily.
	b.	Information access in the form of company website, print, and press releases, direct meeting with Investor, public expose, and press gathering.

2.	Accountability
	a.	The accessible charter, guide, or manual that contains the clear functions, implementation, and accountability of Shareholders, Board of Commissioners, Directors, Committees, and Corporate Secretary.
	b.	Implement the mechanism of checks and balances of authority and role in the management of the Company.
	c.	Have a clear Key Performance Indicator (KPI) and operational targets.

3.	Responsibility
	a.	Comply with laws and/or tax regulations, fair competition, industrial relations, occupational health and safety, payroll standards, and other relevant regulations.
	b.	Have mechanisms and procedures that regulate and evaluate compliance with applicable laws and regulations, as well as implement good corporate principles.
	c.	Having a manager of Legal and Compliance function for ensuring the fulfillment of all rules and regulations.

4.	Independency
a.

To carry out professionalism within the Company without a conflict of interest and free from the influence of pressures from other parties that are not appropriate with regulations and contrary to right corporate principles.

	b.	Include rules/authority for corporate decision making in the Board Manual and Company's Articles of Association which emphasizes independency.
c.

Have additional policies in the Corporate Governance Guidelines oriented towards the principle of independency, such as conflict of interest transaction policies, the prohibition of donations from political parties, and prohibitions on affiliation.

5.	Fairness
	a.	Apply the principles of equality and fairness in fulfilling the rights of Stakeholders that arise based on agreements and applicable laws and regulations.
	b.	Respect the rights of minority Shareholders.
	c.	Prohibit the practice of insider trading.
	d.	Implement performance management based on a balanced scorecard.
	e.	Conducting open auctions in the procurement of goods/services and implementing e-procurement.

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IMPLEMENTATION OF GCG MANAGEMENT PRINCIPAL - FINANCIAL SERVICES AUTHORITY

Telkom applies eight company management principles following the Public Company Governance Guidelines from the Financial Services Authority (OJK) from the evaluation results as of the end of 2023, as follows:

Principle	Recommendation		Implementation	Status
Principle 1
Improving The Value of General Meeting Shareholders (GMS).	1.	Technical methods or procedures for open and closed voting that prioritizes independence and interest of the Shareholders.	Telkom already has technical procedures for voting set out in the procedures for the General Meeting of Shareholders.	Comply
	2.	Members of the Board of Directors and the Board of Commissioners attend the Annual GMS.	All of the members of the Board of Directors and the Board of Commissioners attended the GMS.	Comply
	3.	A summary of minutes of GMS is available at the Website at least 1 year.	Telkom provided a Summary of Minutes of GMS at the Company’s Website under Investor Relations.	Comply
Principle 2
Improving The Public Listed Company Communication Quality with Shareholders or Investors.	1.	To have a policy on communications between Public Company and Shareholders or Investors.	Telkom has a policy on communications with investor through Non-Deal Roadshow, One on One Meeting, Earnings Call, Public Expose, Conference, and Investor Summit.	Comply
	2.	Posted the communications policy of a Public Company at the Website.

Telkom has made available materials of each Earnings Call, Conference and materials of presentation to investor at the Company’s website to provide equality for Shareholders and Investor regarding the implementation of Communications with the Company.

				Comply
Principle 3
Strengthening The Membership and Composition of Board of Commissioners.	1.	Determination of the numbers of the Board of Commissioners members should take into account the Company’s Conditions.

Telkom has complied with the provision applicable to the Company as Public Company as set out in Article 20 of Regulation of Financial Services Authority No. 33/POJK.04/2014 that the number of members of the Board of Commissioners must be at least 2 (two) persons.

				Comply
	2.	Determination of the composition of members of the Board of Commissioners takes into account the required variety of skills, knowledge, and experience.

At the Shareholders’ discretion, members of the Board of Commissioners have been appointed by taking into account a variety of skills, knowledge, experiences and Telkom’s business conditions, and complexity.

				Comply
Principle 4
Improving The Quality of Duty and Responsibility of Board of Commissioners.	1.	The Board of Commissioners has the policy to self-assess the performance of the Board of Commissioners.

Based on the Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and No. PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk, there is a policy to assess the performance of Company's Board of Commissioners carried out by Series A Dwiwarna shareholders through the General Meeting of Shareholders mechanism.

				Comply

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Principle	Recommendation		Implementation	Status
	2.	The self-assessment policy is reported in the Annual Report.

Based on the Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and No. PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk, there is a policy for self-assessment which is disclosed in the Annual Report.

Comply
	3.	The Board of Commissioners has a policy of resignation in the event of involvement in any financial crimes.

In accordance with Telkom’s Articles of Association, jo. Regulation of Financial Services Authority No. 33/POJK.04/2014 regarding the Board of Directors and Board of Commissioners of Issuers or Public Companies, any member of the Board of Commissioners who does not meet any requirements to be a member of the Board of Commissioners as set out in the Articles of Association and Regulation of Financial Services Authority No. 33/POJK.04/2014 including any involvement in any financial crimes, consequently his/her position will be null and void.

In the event that the members of the Board of Commissioners resign, it will be resolved at the GMS.

Comply
	4.	The Board of Commissioners through the Nomination and Remuneration Committee formulates a succession policy in the process of nominating members of the Board of Directors.

The Nomination and Remuneration Committee in the Nomination and Remuneration Committee Charter states that one of its duties is to provide recommendations to the Board of Commissioners to be submitted to the Series A Dwiwarna Shareholders, one of which is regarding Succession Planning for Members of the Board of Directors.

In addition, as a SOE, the provision of succession of the Board of Directors refers to Regulation of Minister of SOE No. PER-03/MBU/02/2015 on the requirements, and procedures for the appointment and dismissal of a member of the Board of Directors of SOE.

Comply
Principle 5
Strengthening Membership and Compositions of Board of Directors.	1.	Determination of the number of members of the Board of Directors takes into account the Company’s conditions and effectiveness in decision-making.

Determination of the number of Directors of the company refers to Article 2 paragraph (1) and paragraph (2) of Financial Service Authority Regulation No. 33/POJK.04/2014 regarding the Board of Directors and Board of Commissioners of Issuers or Public Companies which stipulates that the number of members of the Board of Directors consists of at least 2 (two) members of the Board of Directors, of which 1 (one) is appointed as President Director.

Comply
	2.	Determination of the composition of members of the Board of Directors takes into account a variety of skills, knowledge, and experiences as required.

At the shareholders’ discretion, members of the Board of Directors of the Company have been appointed by taking into account a variety of skills, knowledge, experiences, and the Company’s conditions and business complexity.

Comply

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Principle	Recommendation		Implementation	Status
	3.	Members of the Board of Directors in charge of accounting and finance have skills and/or knowledge in accounting.

The members of the Board of Directors in charge of accounting and finance in the company is the Finance Director & Risk Management who has sufficient accounting and financial knowledge and experience as can be seen in the position and education history of the Board of Directors under the section of Profiles of the Board of Directors.

Comply
Principle 6
Improving The Quality of Task execution and Responsibility of Board of Directors.	1.	The Board of Directors has the policy to self-assess the performance of the Board of Directors.

The Board of Directors has a policy that regulates performance evaluation, process and indicators for assessing the performance of the Board of Directors individually and collegially, this is stated in the Board of Directors Performance Assessment section in the Joint Regulations of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and No. PD.620.00 /r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia Tbk.

Comply
	2.	The self-assessment policy is reported in an Annual Report.	Results of the self-assessment of the Board of Directors are reported in the Company’s Annual Report under the section of Corporate Governance.	Comply
	3.	The Board of Directors has a policy of resignation in the event of involvement in any financial crimes.

Based on Telkom's Articles of Association and Financial Service Authority Regulation No. 33/POJK.04/2014 regarding the Board of Directors and Board of Commissioners of Issuers or Public Companies, any member of the Board of Directors who does not meet the requirements to become a member of the Board of Directors and who is involved in a financial crime, his position as Director will be null and void.

In the event that the member of the Board of Directors resigns, it will be decided through the GMS mechanism.

Comply
Principle 7
Improving Corporate Governance Aspect Through Stakeholders Participation.	1.	To have a policy to prevent Insider Trading practice

Based on Regulation of the Director of Human Capital Management No. PR 209.05/r.01/ K250/COP-A4000000/2020 regarding Employee Discipline, the policy to prevent Insider Trading practice is contained in Article 5 regarding prohibitions for each employee include abuse of authority or position and unauthorized use of company information.

Comply
	2.	To have a policy of Anti-Corruption and Anti-Fraud.

Telkom is always committed to supporting the implementation of anti-corruption and anti-corruption in the corporate environment by developing programs and procedures as outlined in internal policies, namely the Integrity Pact, Business Ethics, LHKPN Reporting (Wealth Report of State Administrators), Employee Discipline, Gratification Control, and ISO implementation 37001:2016 Anti-Bribery Management System. In 2023, Telkom will received again ISO 37001:2016 certification for implementing SMAP in several work units.

Comply

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Principle	Recommendation		Implementation	Status
	3.	To have a policy on the selection and capacity building of Suppliers and Vendors.

Telkom selects suppliers and vendors based on procurement policies that exist within Telkom internally which are managed through the SSO Procurement & Sourcing Center Unit which is carried out based on Regulation of the Director of Finance & Risk Management No. PR 301.08//r.07/HK240/COP-K0700000/2023 regarding Guidelines for Procurement Implementation.

Comply
	4.	To have a policy on the fulfillment of creditors’ rights.	Telkom has a policy to fulfill the rights of our Creditors through the Financial Accounting Unit & Corporate Finance Unit that sets out and manages the rights of Telkom’s creditors.	Comply
	5.	To have a policy on Whistleblowing system.

Through the Resolution of the Board of Commissioners No. 01/KEP/DK/2022 regarding Policies and Procedures for Handling Complaints (Whistleblowing System) within the TelkomGroup which was later ratified by Directors Regulation No. PD. 622.00/r.00/HK200/COP-C0000000/2022 dated January 25, 2022, Telkom guarantees and ensures the protection of the confidentiality of reporters, both employees and third parties who submit complaints or reports of alleged violations. This Whistleblowing System develops complaint channels into 7 (seven) complaint channels, which can be accessed on the Telkom website in the Telkom Integrity Line menu.

Comply
	6.	To have a Policy on the granting of long-term incentives to the Board of Directors and Employees.

In determining the incentives obtained by the Board of Directors, Telkom is guided by Regulation of Minister of SOE No. PER-12/MBU/11/2020 regarding Guidelines for Determining the Income of the Board of Directors, Board of Commissioners, and Supervisory Board of State-Owned Enterprises and their amendments as well as Guidelines for the Implementation of Work (Charter) of Committee for Nomination and Remuneration. As for employees, this incentive is contained in the Collective Labor Agreement regarding Compensation and Benefits and Director of Human Capital Management Regulation No. PR 207.22/r.00/PS770/COP-J2000000/2016 regarding Awards and Recognition which explain the mechanism of giving rewards to employees in the form of stock option as well as an explanation of reward level, one of them at the advanced level are rewarded consistently and in the long-term financially.

Comply
Principle 8
Improving The Implementation of Information Disclosure.	1.	To use wider information technology along with website as a medium of information disclosure.

Telkom also active in various social media as medium for information disclosure and product promotion. In addition, Telkom also use the mailing list system as medium for information disclosure and communication with Investor.

Comply
	2.	The Annual Report of Public Companies disclose the most current beneficial owners of the company’s ownership, at least 5% other than major shareholders and controllers.	Telkom discloses the ultimate beneficial owner in the ownership of company shares with ownership of 5% or more in Telkom's Annual Report in the Composition of Shareholders section.	Comply

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The company's commitment to preventing and eradicating corruption is carried out in three stages. The first is establishing anti-corruption policies, integrating anti-corruption policies into business operations, and reporting and being involved in anti-corruption programs. Anti-corruption policies and procedures are established to identify, prevent, and overcome corruption in the company. Telkom's anti-corruption policy is based on a comprehensive risk assessment regarding the potential for corruption in all business operations. Telkom has also developed programs and procedures outlined in internal policies, including integrity pact policies, business ethics, LHKPN reporting obligations, employee discipline, gratification control, and the Anti-Bribery Management System (SMAP) assessment.

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CORPORATE GOVERNANCE STRUCTURE

Telkom implements a Corporate Governance structure in accordance with the provisions of the Capital Market and Law no. 40 of 2007 regarding Limited Liability Companies. The Governance Structure at Telkom consists of Main Organs and Supporting Organs, as follows:

MAIN ORGANS
BOARD OF DIRECTOR
GENERAL MEETING OF SHAREHOLDERS (GMS)
BOARD OF COMMISSIONERS
SUPPORTING ORGANS
CORPORATE SECRETARY
INTERNAL AUDIT DEPARTMENT
AUDIT COMMITTEE
COMMITTEE FOR NOMINATION AND REMUNERATION
COMMITTE FOR PLANNING AND RISK EVALUATION AND MONITORING

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CORPORATE GOVERNANCE ASSESSMENT

Through the implementation of GCG, Telkom supports accountability, increases business success, increases value, and creates a superior company image. Telkom is committed to implementing comprehensive governance in the future by relevant regulations, such as Laws, Government Regulations, and Ministerial Regulations, as well as complying with the rules imposed by the OJK as an issuer registered on the IDX.

The ASEAN Capital Market Forum (ACMF) developed a parameter for measuring governance practices in the form of an ASEAN Corporate Governance Scorecard (ACGS) assessment created based on OECD principles. These parameters are expected to increase investor confidence in listed companies in ASEAN.

TelkomGroup has implemented governance according to the parameters of the ASEAN Corporate Governance Scorecard, which is assessed annually by Financial Service Authority, RSM Indonesia and Indonesian Institute for Coorporate Director (IICD) There five main parameters are considered, including those related to Shareholder Rights, Equal Treatment of Shareholders, Role of Stakeholders, Disclosure and Transparency, and Board Responsibilities. Information on GCG assessment results referring to the ASEAN Corporate Governance Scorecard can be accessed at https://www.telkom.co.id/sites/about-telkom/id_ID/page/asean-corporate-governance-scorecard-2023-1009.

Telkom is always committed to carrying out the Company's performance based on ESG principles, including implementing GCG. This is proven by obtaining the title "Most Excellence Good Corporate Governance Implementation" at the 2023 CNBC Indonesia Awards. Telkom also received an award from the Economic Review at the 2023 Indonesia GCG Award as 1st The Best Indonesia GCG for Public Company 2023, Sector: Infrastructure, Utilities & Transport – Industry: Telecommunications and 1st The Best Indonesia Enterprise Risk Management for Public Company 2023, Sector: Infrastructure, Utilities & Transport – Industry: Telecommunications. Apart from that, The company was also named in the Top 50 Issuers with the Largest Market Capitalization (Best Non-Financial Sector category) in the 14th IICD Corporate Governance Award.This award was given to appreciate Telkom's exemplary GCG implementation and risk management so that it can grow and develop amidst global economic competition and uncertainty.

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GENERAL MEETING OF SHAREHOLDERS (GMS)

The General Meeting of Shareholders (GMS) is Telkom's highest governance organ, which is a means for Shareholders to make significant and strategic decisions. In accordance with Telkom's Articles of Association and Legislative Regulations, the Annual GMS (AGMS) is held once every year with a routine discussion agenda as follows:

1.	Approval of the Company’s Annual Report, including Board of Commissioners Supervisory Task Report.
2.

Ratification of the Company’s Financial Statement and Annual Partnership and Community Development Program Report, as well as the Exemption of Liabilities of the members of the Board of Directors and Commissioners.

3.	Determination of Company’s Net Income, including dividend payment in the Financial Year.
4.	The determination of remuneration for the members of the Board of Directors and Commissioners.
5.

The appointment of Public Accounting Firm to audit the Company’s Financial Statements, including audit of Internal Control over Financial Reporting and Appointment of a Public Accounting Firm to audit Financial Statements of Partnership and Community Development Programs.

6.	Any other agenda proposed by one or more shareholders that represent 1/20 or more of all shares that have a voting right.

AGMS FOR THE 2021 FINANCIAL YEAR

Telkom held an AGMS for the performance of the 2021 Financial Year on May 27, 2022. At the AGMS, the Company appointed an independent party, Notary Ashoya Ratam SH., MKn., to record the proceedings of the Meeting and PT Datindo Entrycom to calculate and validate votes. Summary information on the minutes of the AGMS for the 2021 Fiscal Year, which contains the agenda and realization of meeting decisions, can be accessed at https://www.telkom.co.id/minio/show/data/lampiran/1654008348336_Pemumuman%20Ringkasan%20Risala%20RUPS%202022.pdf.

In its implementation, the 2021 Fiscal Year AGMS decisions will immediately apply to the implementation of the Company's business and operations. Everything will be realized in 2022, and only choices will be recognized at the end of 2023.

AGMS FOR THE 2022 FINANCIAL YEAR

On May 30, 2023, AGMS was held for the performance of the Financial Year 2022. At the AGMS, the Company appointed independent parties to carry out vote counts and/or conduct validation at the meeting of the Securities Administration Bureau PT Datindo Entrycom and Notary Ashoya Ratam SH. , MKn. with details of the agenda, vote count and realization of the 2020 AGMS resolutions as follows:

Agenda	AGMS Resolution	Status of AGMS Resolution
1.	1.

Approved the Company's Annual Report, including the Board of Commissioners' Supervisory Duties Report for the 2022 Financial Year and the Social and Environmental Responsibility Program Implementation Report, and ratified the Company's Consolidated Financial Report for the 2022 Financial Year ending December 31, 2022, which has been audited by the Public Accounting Firm (KAP ) Purwantono, Sungkoro & Surja (a member of the Firm of Ernst & Young Global Limited) according to its report, Number 00351/2.1032/AU.1/06/0687-1/1/III/2023 dated March 24 2023 with a fair opinion in all matters material, as well as providing full repayment and release of responsibility (volledig acquit et de charge) to the Directors and Board of Commissioners of the Company for actions in the management and supervision of the Company that have been carried out in the Financial Year ending on December 31 2022 as long as these actions do not constitute criminal acts and reflected in the Company's book reports.

		Resolution effective immediately.

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Agenda	AGMS Resolution		Status of AGMS Resolution
2.

Ratify the Financial Report of the Micro and Small Business Funding Program for the 2022 Financial Year ending on December 31, 2022, which is part of the Social and Environmental Responsibility Report as audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member Firm of Ernst & Young Global Limited) in accordance with its report, No. 00181/2.1032/AU.2/11/0687-6/1/II/2023 dated February 21 2023 with a fair opinion in all material respects and providing full repayment and release of liability (volledig acquit et de charge) to the Board of Directors and Board of Commissioners of the Company for their actions in managing and supervising the Micro and Small Business Funding Program which has been carried out in the Financial Year ending on December 31 2022 as long as these actions do not constitute criminal acts and are reflected in the books. Company report book

The Result of Decision Making
	Agree	87.149.158.636 shares or 97,8482258%
	Disagree	687.997.518 shares or 0,7724611%
	Abstain	1.228.494.193 shares or 1,3793131%
2.	1.	To approve and determine the appropriation of the Company's net profit for the Financial Year 2022 in the amount of Rp 20,753,370,820,999 999 as follows:	Dividend distribution was conducted on Juni 30, 2022.
a.

Cash Dividend amounting to 60.00% of the net profit or in the amount of Rp16,602,696,656,799.20 or amounting to Rp167,5987 per shares based on issued shares on the date of the Meeting amounting to 99,062,216,600 shares;

	b.	Recorded as Retained Earnings in the amount of 20% from net profit or amounting to Rp 4,150,674,164,199.80, which will be used for the development of the Company.
	2.	The distribution of cash dividends for the 2022 financial year will be carried out with the following conditions:	The decision on returned earnings effective immediately
a.

Those entitled to receive dividends are shareholders whose names are recorded in the Company's Register of Shareholders at the close of trading of the Company's shares on the Indonesia Stock Exchange on June 13, 2023;

	b.	Cash Dividends will be paid in one lump sum no later than July 5, 2023.
3.

To grant the power and authority to the Board of Directors with the right of substitution to further regulate the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations in the stock exchange where the Company’s shares are listed.

The Result of Decision Making
	Agree	87.883.991.487 shares or 98,6732721%
	Disagree	40.760.800 shares or 0,0457649%
	Abstain	1.140.898.060 shares or 1,2809630%
3.	1.

To grant authority and power to Series A Dwiwarna Shareholders to determine the amount of tantieme/work incentives/special incentives for Financial Year 2022, and also to determine the salaries, allowances, and facilities to members of the Board of Commissioners for 2023

Resolution effective immediately.
2.

To grant authority and power to the Board of Commissioners, which previously has obtained written approval from Shareholder Series A Dwiwarna, to determine the amount of tantieme/work incentives/special incentives for the Financial Year 2022, and also to determine the salaries, allowances, facilities and other incentives to members of the Board of Directors for the Financial year 2023

The Result of Decision Making
	Agree	83.379.664.969 shares or 93,6159615%
	Disagree	4.518.659.891 shares or 5,0734036%
	Abstain	1.167.325.487 shares or 1,3106349%
4.	1.

To reappoint the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) as the KAP that will audit the Company's Consolidated Financial Report including the Financial Report on the Implementation of the Micro and Small Business Funding Program and other reports for the Financial Year 2023.

Resolution effective immediately.

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Agenda	AGMS Resolution		Status of AGMS Resolution
2.

To grant authority and power to the Board of Commissioners to appoint KAP to conduct an audit of the Company's Consolidated Financial Statements for other periods in the 2023 Financial Year for the purposes and interests of the Company.

3.

To grant authority to the Board of Commissioners to determine audit fees and other requirements for the KAP, as well as choose a replacement KAP if KAP Purwantono, Sungkoro & Surja (a member of the Firm of Ernst & Young Global Limited), in the event cannot complete its duty for any reason to audit of Financial Reporting, Micro and Small Business Funding Program Financial Report and other reports for the Financial Year 2023, including determining audit fee and other requirements for the replacement KAP.

The Result of Decision Making
	Agree	82.612.878.599 shares or 92,7550389%
	Disagree	5.271.709.422 shares or 5,9189030%
	Abstain	1.181.062.326 shares or 1,3260582%
5.

To approve the Company's plan to carry out material transactions and affiliate transactions, namely the Separation of the IndiHome Business Segment, which is an impure agreement ("Separation") from the Company to PT Telekomunikasi Selular ("Telkomsel") and related transactions with the Separation, including, among other things, the provision of infrastructure and the provision of fixed broadband core and IT system services from the Company to Telkomsel, to comply with the requirements of Financial Service Authority’s Regulation No.42/POJK.04/2020 concerning Affiliate Transactions and Conflict of Interest Transactions and Financial Service Authority’s Regulation No.17/POJK.04/2020 concerning Material Transactions and Changes in Business Activities ("Transaction Plan").

Resolution effective immediately.
The Result of Decision Making
	Agree	36.319.798.327 shares or 76,6137954%
	Disagree	1.277.300 shares or 0,0026944%
	Abstain	1.142.221.160 shares or 2,4094269%
6.	1.

To Approve the Company's plan to separate the IndiHome Business Segment by PT Telkom Indonesia (Persero) Tbk. at fair value in connection with the fulfillment of Law Number 40 Year 2007 regarding Limited Liability Companies as most recently amended by Law Number 6 Year 2023 regarding the Determination of Government Regulations Number 2 Year 2022 regarding Job Creation becoming Law.

Resolution effective immediately.
	2.	To approve the Separation Plan that the Company and its amendments have announced.
3.

To grant power and authority with substitution rights to the Board of Directors to carry out all necessary actions related to the implementation of the Transaction Plan, including but not limited to making necessary adjustments and/or changes to the Transaction Plan document as long as the changes are not material, stated returning the decisions at this Meeting, either in part or in full in the form of notarial deeds, making or requesting all necessary deeds, letters, and documents to be made, appearing before authorized parties/officials including notaries, submitting requests to the authorized party/or official to obtain an approval or report the matter to the authorized party/official and register it in the company note as intended in the applicable statutory regulations until the application is received, without exception, and all other actions to comply with the provisions of the statutory regulations -invitation.

The Result of Decision Making
	Agree	87.922.699.887 shares or 98,7167326%
	Disagree	1.299.000 shares or 0,0014585%
	Abstain	1.141.651.460 shares or 1,2818089%
7.

Approved a particular assignment from the Indonesian Government to the Company, the implementation of which follows Presidential Regulation Number 17 Year 2023 regarding Acceleration of Digital Transformation in the Field of Procurement of Government Goods/Services.

Resolution effective immediately.
The Result of Decision Making
	Agree	69.276.958.543 shares or 77,7819039%
	Disagree	17.197.005.257 shares or 19,3082913%
	Abstain	2.591.636.547 shares or 2,9098048%

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Agenda	AGMS Resolution					Status of AGMS Resolution
8.

Confirming the implementation of the State-Owned Enterprise Minister's regulation of the Republic of Indonesia Number:

1.
PER-1/MBU/03/2023 dated 3 March 2023 regarding Special Assignments and Social and Environmental Responsibility Programs for SOE;
2.
PER-2/MBU/03/2023 dated 3 March 2023 regarding Guidelines for Governance and Significant Corporate Activities of SOE;
3.
PER-3/MBU/03/2023 dated 20 March 2023 regarding SOE Organs and Human Resources, along with future changes.
Resolution effective immediately.
The Result of Decision Making
	Agree			87.922.830.687 shares or 98,7168795%
	Disagree			1.421.400 shares or 0,0015959%
	Abstain			1.141.398.260 shares or 1,2815246%
9.	1.

To confirm the honorable dismissal of Mr. EDI WIJTARA as Enterprise and Business Services Director, who was appointed based on the Annual GMS Financial Year 2018 dated 24 May 2019, starting from 8 July 2022, with gratitude for the contribution of efforts and thought during their term as the member of the Board of Directors of the Company.

Resolution effective immediately.
	2.	Change the nomenclature of positions for members of the Board of Directors as follows:
		No.	Originally		To
		a.	Director of Consumer Service		-
		b.	-		Director of Group Business Development
3.

Re-assign Mr. F. M VENUSIANA R, who was appointed based on the Resolution of the Annual General Meeting of Shareholders for the Financial Year of 2019 dated 16 July 2020, previously the Director of Enterprise and Business Service to become the Director of Consumer Service, with a term of office continuing the remaining term of office in accordance with the resolution of the AGM

	4.	To appoint the names below as the Board of the Company as follows: a. Mr. SILMY KARIM as Commissioner b. Mr. HONESTI BASYIR as Director of Group Business Development
5.

The term of office of the appointed members of the Board of Commissioners and the Board of Directors as referred to in number 4, is in accordance with the provisions of the Articles of Association of the Company, with due observance of the laws and regulations in the capital market sector and without prejudice to the right of the GMS to dismiss at any time

6.

With the confirmation of dismissal, changes in nomenclature of positions, re-assignment, and the appointment of members of the Board of Commissioner and the Board of Directors as referred to in number 1 until 4, the composition of members of the Board of the Company shall be as follows:

		a.	Board of Commissioners
			1)	President Commissioner/Independent Commissioner	BAMBANG PERMADI SOEMANTRI B
			2)	Independent Commissioner	WAWAN IRIAWAN
			3)	Independent Commissioner	BONO DARU ADJI
			4)	Independent Commissioner	ABDI NEGARA NURDIN
			5)	Commissioner	ARYA MAHENDRA SINULINGGA
			6)	Commissioner	MARCELINO RUMAMBO PANDIN
			7)	Commissioner	ISMAIL
			8)	Commissioner	RIZAL MALLARANGENG
			9)	Commissioner	ISA RACHMATARWATA
			10)	Commissioner	SILMY KARIM
		b.	Board of Directors
			1)	President Director	RIRIEK ADRIANSYAH
			2)	Enterprise and Business Service Director	F. M. VENUSIANA R
			3)	Digital Business Director	MUHAMAD FAJRIN RASYID

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Agenda	AGMS Resolution				Status of AGMS Resolution
		4)	Human Capital Management Director	AFRIWANDI
		5)	Financial Risk Management Director	HERI SUPRIADI
		6)	Network & IT Solution Director	HERLAN WIJANARKO
		7)	Strategic Portfolio Director	BUDI SETYAWAN WIJAYA
		8)	Wholesale and International Service Director	BOGI WITJAKSONO
		9)	Group Business Development Director	HONESTI BASYIR
7.

Members of the Board of Directors and the Board of Commissioners, who are appointed as referred to in number 4, however still in other positions that are prohibited based on laws and regulations to be concurrent with the position of member of the Board of Directors or the Board of Commissioners of a State-Owned Enterprise, must resign or be dismissed from such position.

8.

To grant power and authority to the Board of Directors of the Company, with the right of substitution, to state of the resolution as adopted in the GMS in the Notarial deed and to appear before Notary or authorized official and to make any adjustments or corrections which are necessary when required by the competent authority for the purposes of implementation of the resolutions of the meeting.

The Result of Decision Making
	Agree		58.569.354.561 shares or 65,7597562%
	Disagree		26.327.035.515 shares or 29,5591347%
	Abstain		4.169.260.271 shares or 4,6811091%

In practice, AGMS decision of the Financial Year of 2022 immediately applies to business implementation and company operation.

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BOARD OF COMMISSIONERS

Based on Law No. 40 Year 2007 regarding Limited Liability Companies, the Board of Commissioners is one of the organs that has collective duties and responsibilities to supervise the running of the Company and provide advice to the Board of Directors. The Board of Commissioners is also tasked with ensuring that GCG principles are implemented in every company business practice.

BOARD OF COMMISSIONERS’ CHARTER

The work guidelines for Telkom's Board of Commissioners are regulated in Board Manual of the Board of Commissioners and Directors which was approved and signed by the Board of Commissioners and Directors in Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) Limited Liability Company (Persero) PT Telekomunikasi Indonesia, Tbk. In the charter, there is a work order that regulates the responsibilities, obligations, and division of tasks of the Board of Commissioners. In addition, this Charter also stipulates provisions regarding meetings, conflicts of interest, share ownership, as well as the relationship between the Board of Commissioners and the Board of Directors and the GMS. The duties and responsibilities of members of the Board of Commissioners are also regulated in the Company's Articles of Association.

BOARD OF COMMISSIONERS’ AUTHORITIES, DUTIES, AND RESPONSIBILITIES

Company’s  Articles of Association stipulates the Board of Commissioners' obligations to:

1.	Provide advice to the Board of Directors in performing the Company’s management;
2.

Provide opinion and give approval over the Annual Work Plan and Budget of the Company as well as other work plans which have been prepared by the Board of Directors, in accordance with the provisions of the Articles of Association and the prevailing laws and regulations;

3.	Keep up with Company’s activities progress, provide opinions and advice to the GMS regarding every issue considered important for the Company’s management;
4.	Report to Series A Dwiwarna shareholder if there is any indication of decreasing performance of the Company;
5.	Propose to the GMS for the appointment of Public Accountant who will perform the audit over the Company’s book;
6.	Review and analyze the periodic reports and the Annual Report prepared by the Board of Directors as well as execute the Annual Report;
7.	Provide explanation, opinion, and advice to the GMS regarding the Annual Report, if requested;
8.	Draw up the minutes of the meeting of the Board of Commissioners and keep their copies;
9.	Report to the Company with regard to their and/or their families share ownership in the Company aforesaid and in other companies;
10.	Provide report regarding the supervisory duties, which have been performed during the recently passed Financial Year to the GMS;
11.

Provide explanation regarding any matters inquired about or requested by Series A Dwiwarna shareholder with due observance of the statutory regulations, particularly those prevailing in the Capital Market sector;

12.

Perform other obligations in the framework of supervisory duties and advice provision, to the extent, it does not contradict the statutory regulations, the Articles of Association and/or the resolutions of the GMS.

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The authority of the Board of Commissioners is as follows:

1.	Examine books, letters, as well as other documents, examine cash position for verification purposes and other securities and examine the assets of the Company;
2.	Enter the yards, buildings, and offices used by the Company;
3.	Ask explanation from the Board of Directors and/or other officialsregarding any issuesregarding the Company’s management;
4.	Be informed of any policies and actions, which have been and which will be taken by the Board of Directors;
5.

Ask the Board of Directors and/or other officials under the level of the Board of Directors, with the knowledge of the Board of Directors, to attend the meeting of the Board of Commissioners, while requests for or support for activities other than meetings will be carried out with due observance of professionalism, ethics, interests of the Company and the organs of the Company;

6.	Appoint and dismiss a secretary of the Board of Commissioners;
7.	Suspend the members of the Board of Directors in accordance with the provisions of this Articles of Association of the Company;
8.	Form the Audit Committee, the Remuneration and Nomination Committee, the Risk Monitoring Committee, and other committees, if considered necessary, with due observance of the capability of the company;
9.	Utilize experts for certain matters and within a certain period on the account of the Company, if considered necessary;
10.	Perform the management actions over the Company in certain conditions for a certain period under the provisions of this Articles of Association;
11.	Approve the appointment and dismissal of the Corporate Secretary and/or the Head of Internal Supervisory Unit;
12.	Examine and review the Annual Report prepared by the Board of Directors and sign the Annual Report;
13.	Attend the meeting of the Board of Directors and give viewpoint towards the matters being discussed;
14.	Perform other supervisory authorities as long as it does not contradict with the statutory regulations, the Articles of Association and/or the resolutions of the GMS;
15.

In order to carry out their supervisory function, members of the Board of Commissioners at agreed working hours or other times, jointly or individually, with or without prior notification to the Board of Directors, by taking into account professionalism, the interests of the Company, the public and organs, have rights access but not limited to buildings and locations from or other places that are used to be controlled by the Company's subsidiaries and have rights to check books, documents, reports, and inventory of goods, and check cash positions (for verification purposes) and other guarantees and to find out all actions taken by the Directors of the subsidiary which are based on the principle of disclosure of information by taking into account the confidentiality of the Company, and can provide advice to subsidiaries regarding policies/actions that have been decided or will be taken by the Directors of the subsidiaries either requested or not.

In the event of a company loss, members of the Board of Commissioners have a collective responsibility for mistakes or omissions in carrying out their duties, unless proven:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed in good faith, full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either directly or indirectly with the management activities causing the loss; and
4.	They have taken the action to prevent the occurrence or continuation of such loss.

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TERM OF SERVICE OF MEMBERS OF THE BOARD OF COMMISSIONERS

Based on the Articles of Association and others regulation, including the Regulation of the Minister of SOE No. PER-3/MBU/03/2023 regarding Organs and Human Resources of State-Owned Enterprises, members of the Board of Commissioners have a 5 years terms of office without reducing the authority of the GMS to dismiss members at any time. The GMS has the right to reappoint members of the Board of Commissioners for the next 1 term after their term of office ends. Members of the Board of Commissioners have terms of office that are effective from the closing date, or the date determined by the GMS, and the GMS confirms the end of the term of office of the Board of Commissioners.

MECHANISM OF RESIGNATION AND DISMISSAL OF THE BOARD OF COMMISSIONERS

In accordance with the regulations of the Articles of Association and other regulations, including the Regulation of the Minister of SOE No. PER-3/MBU/03/2023 regarding Organs and Human Resources of State-Owned Enterprises, the position of a member of the Board of Commissioners ends if:

a.	pass away;
b.	the term of office ends, including resigning from office;
c.	dismissed based on GMS decision; and/or
d.	no longer meets the requirements as a member of the Board of Commissioners of SOE based on the regulations of the articles of association and statutory regulations, including the prohibition of holding concurrent positions.

BASIS OF APPOINTMENT OF THE BOARD OF COMMISSIONERS

The appointment of the Telkom Board of Commissioners is based on the regulation of the Articles of Association and other regulations, including the Regulation of the Minister of SOE No.PER-3/MBU/03/2023 regarding Organs and Human Resources of State-Owned Enterprises, carried out by ensuring that the requirements stipulated in these regulations are met, among others:

a.	have good morals and good integrity;
b.	competent in carrying out legal actions;
c.	commit to comply with statutory regulations;
d.	fulfill the requirements for a good track record;
e.	commit to comply with statutory regulations; have knowledge and/or expertise in the field required by the Company;
f.	and other requirements in accordance with the Limited Liability Company Law, laws and regulations in the Capital Market sector, and other laws and regulations that apply to and relate to the Company's business activities.

In addition, the appointment of members of the Board of Commissioners is carried out by considering integrity, dedication, understanding of company management issues related to one of the management functions, having adequate knowledge of the Company's business field, and providing sufficient time to carry out their duties; as well as other requirements based on statutory regulations. The appointment of a person as a member of the Board of Commissioners through the GMS.

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ORIENTATION PROGRAM FOR NEW MEMBERS OF THE BOARD OF COMMISSIONERS

In accordance with the Regulation of Minister of SOE No PER-02/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises, the Corporate Secretary coordinates an orientation program that must be attended by every new member of the Board of Commissioners to understand Telkom's activities and conditions. In 2023, an orientation program will be carried out for new members of the Board of Commissioners, namely Mr. Silmy Karim.with detailed material as follows:

Orientation Program for New Members of the Board of Commissioners

Date	Material
June 1, 2023	Introduction of Telkom Group Organization, BoC and BoD Organization, Profile of Telkom and Subsidiaries, Articles of Association, and Board Manual
June 2, 2023	Company Planning Cycle (Long-Term Plan to Key Performance Indicator)
June 10, 2023	Company Budget Work Plan (RKAP), Performance Achievement Ytd April 2023, Streamlining and Transformation
June 19, 2023	Office Tour in the Telkom Hub work environment

EDUCATION, TRAINING, SEMINAR, AND CONGRESS

Telkom provides opportunities for members of the Board of Commissioners to attend various educations, trainings, seminars, and other similar activities. The goal is that members of the Board of Commissioners can develop their knowledge and expertise. The following table presents information related to education and/or training that members of the Board of Commissioners have attended during 2023.

Education, Training, Seminars, Conferences and Congress of the Board of Commissioners of Telkom in 2023

No	Program	Organizer	Date	Commissioners
1	T20 Inception Conference	G20 Presidency India	January 12, 2023	Bambang PS Brodjonegoro
2	Economic Outlook	TPPI	January 16, 2023	Bambang PS Brodjonegoro
3	Workshop B2B and Digital Business	Telkom	February 03, 2023	1. Bambang PS Brodjonegoro 2. Abdi N Nurdin 3. Arya M Sinulingga 4. Bono Daru Adji 5. Isa Rachmatarwata 6. Ismail 7. Marcelino R Pandin 8. Rizal Mallarangeng 9. Wawan Iriawan
4	Policy Talk	LAN (Lembaga Administrasi Negara)	February 10, 2023	Marcelino R. Pandin
5	Roundtable Discussion T20 - T7: Rethinking Global Cooperation in the Fracture World	CSIS	February 14, 2023	Bambang PS Brodjonegoro
6	Economic Outlook	Mayapada	February 15, 2023	Bambang PS Brodjonegoro
7	Empirical Research Activities	DPD RI	February 23, 2023	Bambang PS Brodjonegoro
8	Mobile World Congress 2023	GSMA (Global System for Mobile Communications Association)	February 27-28, 2023	1. Bambang PS Brodjonegoro 2. Abdi N Nurdin 3. Rizal Mallarangeng 4. Marcelino R. Pandin 5. Wawan Iriawan

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No	Program	Organizer	Date	Commissioners
9	FMC Benchmarks	Telefonica	March 02-03, 2023	1. Bambang PS Brodjonegoro 2. Abdi N Nurdin 3. Wawan Iriawan
10	Update knowledge about digital leadership	Huawei	March 02-03, 2023	1. Ismail 2. Marcelino R. Pandin 3. Rizal Mallarangeng
11	Leadership Talk: Capital Relocation Decision Making	Minister of Finance	March 07, 2023	Bambang PS Brodjonegoro
12	Launching Economic Quarterly Report	PWC	March 09, 2023	Bambang PS Brodjonegoro
13	Bellagio Convening Conference - G7 - G20	ADB Institute/Rockefeller Foundation	March 13-17, 2023	Bambang PS Brodjonegoro
14	World Summit on the Information Society Forum 2023	International Telecommunication Union (ITU)	March 13-17, 2023	Ismail
15	Theme: "Law on the Development and Strengthening of the Financial Services Sector in Indonesia: Implications for the Capital Market Sector"	Association of Capital Market Legal Consultants	March 20, 2023	Bono Daru Adji
16	Technical Advisory Group: Kick Off Meeting	Tanoto Foundation	March 23, 2023	Bambang PS Brodjonegoro
17	FMC Plenary Workshop	Telkom	March 29, 2023	1. Bambang PS Brodjonegoro 2. Abdi N Nurdin 3. Arya M Sinulingga 4. Bono Daru Adji 5. Isa Rachmatarwata 6. Ismail 7. Marcelino R. Pandin 8. Rizal Mallarangeng 9. Wawan Iriawan
18	Public Speaking with Data	PWC	April 03, 2023	Bambang PS Brodjonegoro
19	Socialization of Minister of SOE Regulation	Minister of SOE	April 06, 2023	1. Bambang PS Brodjonegoro 2. Wawan Iriawan 3. Abdi N Nurdin
20	Ramadan Safari: Circular Economy	UGM	April 08, 2023	Bambang PS Brodjonegoro
21	Ensuring Business Sustainability through GCG - GEDP - Band Position 1 TELKOM Group	Telkom - PPM	April 12, 2023	Bono Daru Adji
22	Indonesia Public Lecture 2045	Pancasila University	April 23, 2023	Bambang PS Brodjonegoro
23	Asia Pacific Tax Forum	Indef	May 03, 2023	Bambang PS Brodjonegoro
24	Competing in the age of digital platform	Harvard Business School	May 7-10, 2023	Marcelino R. Pandin
25	Data and Digital Economy Revolution: Reengineering Businesses for Success	Rajah & Tann Asia	May 09, 2023	Bono Daru Adji
26	BEYOND - EXPO	BEYOND	May 11, 2023	Bambang PS Brodjonegoro
27	FGD Outlook Indonesia as Archipelago Country 2045	SKSG UI	May 15, 2023	Bambang PS Brodjonegoro

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No	Program	Organizer	Date	Commissioners
28	Global Solution Summit	GSI Berlin	May 16, 2023	Bambang PS Brodjonegoro
29	Insights on Policy making	PWC	May 22, 2023	Bambang PS Brodjonegoro
30	Empower Chinesse Entrepreneur to progress in Indonesia	SW Indonesia	May 26, 2023	Bambang PS Brodjonegoro
31	Legal Audit Training and Legal Opinion Preparation	Faculty of Law, Trisakti University	June 07, 2023	Bono Daru Adji
32	The Role of Think Tanks in Companies	Indonesian Ocean	June 07, 2023	Bambang PS Brodjonegoro
33	Side event TF 5 - T20 India	T20 India	June 09, 2023	Bambang PS Brodjonegoro
34	Webinar Bamboo Expo	KADIN x BUKALAPAK	June 12, 2023	Bambang PS Brodjonegoro
35	BLMN GRC Masterclass Program 2023: ESG for Auditors	BUMN School of Excellence	June 13, 2023	Bono Daru Adji
36	Benchmark Research & Development	Huawei	June 13-15, 2023	1. Bambang PS Brodjonegoro 2. Marcelino R. Pandin
37	Webinar - 2023 National Coordination Meeting on Internal Supervision theme: Productivity Guard for Economic Transformation	BPKP	June 14, 2023	Bono Daru Adji
38	ZTE Head Quarter Benchmark	ZTE Corporation	June 15, 2023	1. Bambang PS Brodjonegoro 2. Marcelino R. Pardin
39	Benchmark to Tencent Head Quarter and Business Data Center	Tencent	June 15, 2023	1. Bambang PS Brodjonegoro 2. Marcelino R. Pardin
40	World Bank Regional Meeting	World Bank Asia Pacific	June 20, 2023	Bambang PS Brodjonegoro
41	Great Executive Development Program Band Position 2	Telkom - PPM	June 26, 2023	Bono Daru Adji
42	Townhall meeting: IDA in Indonesia	PWC	June 26, 2023	Bambang PS Brodjonegoro
43	BLMN GRC Masterclass Program 2023: Information Technology Audit	BUMN School of Excellence	June 27, 2023	Bono Daru Adji
44	Leadership Upskilling	PWC	June 27, 2023	Bambang PS Brodjonegoro
45	Business Development Update	Telkomsel	July 19-21, 2023	Marcelino R. Pandin
46	FGD with Minister of National Development Planning / BAPPENAS on economic transformation 2045	BAPPENAS	July 24, 2023	Bambang PS Brodjonegoro
47	Corporate Innovation: Strategies for Leveraging Ecosystem	Massachusetts Institute of Technology Management Executive Education	July 26, 2023	Isa Rachmatarwata
48	Indonesia Growth Strategy Kick Off Meeting	PWC	July 28, 2023	Bambang PS Brodjonegoro
49	Benchmark Digital Capability Center and NCS Business	McKinsey and NCS Group	August 04, 2023	1. Bambang PS Brodjonegoro 2. Bono Daru Adji 3. Marcelino R. Pandin 4. Silmy Karim
50	Ai4 2023 Conference	Ai4	August 07-09, 2023	Abdi N Nurdin

Table of Content

No	Program	Organizer	Date	Commissioners
51	UPJ City Metrics Launch	Pembangunan Jaya University	August 08, 2023	Bambang PS Brodjonegoro
52	Indonesia Economic Outlook 2024 Seminar	Indofood	August 09, 2023	Bambang PS Brodjonegoro
53	SOE GRC Masterclass Program 2023: Rating & Issuance of Debt & Sukuk (EBUS) Securities	BUMN School of Excellence	August 10, 2023	1. Bambang PS Brodjonegoro 2. Abdi N Nurdin 3. Arya M Sinulingga 4. Bono Daru Adji 5. Isa Rachmatarwata 6. Ismail 7. Marcelino R. Pandin 8. Rizal Mallarangeng 9. Silmy Karim 10. Wawan Iriawan
54	SOE GRC Masterclass Program 2023: Pre IPO and Post IPO	BUMN School of Excellence	August 10, 2023	1. Bambang PS Brodjonegoro 2. Abdi N Nurdin 3. Arya M Sinulingga 4. Bono Daru Adji 5. Isa Rachmatarwata 6. Ismail 7. Marcelino R. Pandin 8. Rizal Mallarangeng 9. Silmy Karim 10. Wawan Iriawan
55	SOE GRC Masterclass Program 2023: Introduction to ESG &; IFC Performance Standards	BUMN School of Excellence	August 16, 2023	1. Bono Daru Adji 2. Wawan Iriawan
56	Centratama Economic and Political Outlook	Centratama	August 16, 2023	Bambang PS Brodjonegoro
57	Seminar PPRA LEMHAMNAS	LEMHAMNAS	August 22, 2023	Bambang PS Brodjonegoro
58	ASEAN Chairmanship side event: Energy Transition	ERIA	August 23, 2023	Bambang PS Brodjonegoro
59	Malaysian CIO Network (MCION) 1st Conference	Malaysian CIO Network (MCION)	August 23-25, 2023	Marcelino R. Pandin
60	T20 Summit	T20 India	August 30-31, 2023	Bambang PS Brodjonegoro
61	Bali Annual Telkom International Conference 2023 (BATIC)	Telin	September 06-08, 2023	1. Abdi N Nurdin 2. Marcelino R. Pandin 3. Wawan Iriawan
62	SOE GRC Masterclass Program 2023: Risk Management Effectiveness Evaluation	BUMN School of Excellence	September 07, 2023	1. Bambang PS Brodjonegoro 2. Abdi N Nurdin 3. Arya M Sinulingga 4. Bono Daru Adji 5. Isa Rachmatarwata 6. Ismail 7. Marcelino R. Pandin 8. Rizal Mallarangeng 9. Silmy Karim 10. Wawan Iriawan
63	CIMB Wealth Expo: Economic Outlook 2024	CIMB	September 07, 2023	Bambang PS Brodjonegoro
64	M360 Asia Pacific	GSMA	07 - 08 September 2023	Ismail
65	FGD National Capital	BPK	September 08, 2023	Bambang PS Brodjonegoro

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No	Program	Organizer	Date	Commissioners
66	BLMN GRC Masterclass Program 2023: Ranking of SOEs & SOE Subsidiaries	BUMN School of Excellence	September 14, 2023	1. Bambang PS Brodjonegoro 2. Abdi N Nurdin 3. Arya M Sinulingga 4. Bono Daru Adji 5. Isa Rachmatarwata 6. Ismail 7. Marcelino R. Pandin 8. Rizal Mallarangeng 9. Silmy Karim 10. Wawan Iriawan
67	Evaluation and Transfer Strategy to the Regions	PROSPERA/BAPPENAS	September 14, 2023	Bambang PS Brodjonegoro
68	Seminar Indonesia Energy Transition Dialogue	ICEF/IESR	September 18, 2023	Bambang PS Brodjonegoro
69	ASEAN Global Leadership Program	The University of Chicago	September 18-22, 2023	Ismail
70	Bellagio Convening - ADBI	ADB Institute/Rockefeller Foundation	September 19-23, 2023	Bambang PS Brodjonegoro
71	Forum for Strengthening Governance and Integrity of Financial Reporting	Financial Service Authority	September 26, 2023	Bono Daru Adji
72	BLMN GRC Masterclass Program 2023: ESG for Boards-Governance of ESG	BUMN School of Excellence	September 27, 2023	1. Bambang PS Brodjonegoro 2. Abdi N Nurdin 3. Arya M Sinulingga 4. Bono Daru Adji 5. Isa Rachmatarwata 6. Ismail 7. Marcelino R. Pandin 8. Rizal Mallarangeng 9. Silmy Karim 10. Wawan Iriawan
73	SOE GRC Masterclass Program 2023: GRC Integrated Information For Supervisory Board	BUMN School of Excellence	October 05, 2023	1. Bambang PS Brodjonegoro 2. Abdi N Nurdin 3. Arya M Sinulingga 4. Bono Daru Adji 5. Isa Rachmatarwata 6. Ismail 7. Marcelino R. Pandin 8. Rizal Mallarangeng 9. Silmy Karim 10. Wawan Iriawan
74	Digitalization Webinar: Developments, Policies, and Their Application in the Business Sector	ANTARA	October 05, 2023	Marcelino R. Pandin
75	Digitalization Symposium Webinar	BRIN	October 05, 2023	Marcelino R. Pandin
76	Global Energy Market Forum	ADB / Global emerging market	October 09-10, 2023	Bambang PS Brodjonegoro
77	Thales benchmarks and Unleash Talent Conference	Thales Corporation	October 16-18, 2023	Bambang PS Brodjonegoro
78	GSIC Meeting	Global South Impact Community (GSIC)	October 18-19, 2023	Bambang PS Brodjonegoro

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No	Program	Organizer	Date	Commissioners
79	SOE GRC Masterclass Program 2023: CG Methodology and Environmental and Social Management Systems	BUMN School of Excellence	October 25, 2023	1. Abdi N Nurdin 2. Bono Daru Adji 3. Wawan Iriawan
80	Hipmi Jaya Training 2023	Hipmi Jakarta Raya	October 27, 2023	Bambang PS Brodjonegoro
81	Workshop Internal Audit	Telkom	November 02-03, 2023	1. Abdi N Nurdin 2. Bono Daru Adji 3. Wawan Iriawan
82	Meet the makers Focus 2023	FOCUS	November 05-06, 2023	1. Abdi N Nurdin 2. Wawan Iriawan
83	Training Corporate Governance – effectiveness and accountability in the board room	Kellogg University	November 06-09, 2023	Bono Daru Adji
84	Benchmark Submarine Cable System and Smart City	NEC Corporation	November 07-08, 2023	Bambang PS Brodjonegoro
85	Qualified Risk Governance Professional (QRGP)	Telkom – CRMS – LPK MKS	October 21, 2023	1. Ismail 2. Silmy Karim
			October 23, 2023	Isa Rachmatarwata
			October 28, 2023	1. Bono Daru Adji 2. Marcelino R. Pandin
			November 08, 2023	1. Abdi N Nurdin 2. Rizal Mallarangeng 3. Wawan Iriawan
			December 28, 2023	Arya M. Sinulingga
86	Dialogue: From G20 to COP28: Energy, Climate and Growth	Think20 India, Think28, Observer Research Foundation and The Emirates Policy Centre	November 12, 2023	Bambang PS Brodjonegoro
87	CIMB Wealth Expo Solo	CIMB	November 16, 2023	Bambang PS Brodjonegoro
88	Workshop on Market Expectations and Telkom Expectations	Telkom - UBS	November 17, 2023	1. Bambang PS Brodjonegoro 2. Abdi N Nurdin 3. Arya M Sinulingga 4. Bono Daru Adji 5. Isa Rachmatarwata 6. Ismail 7. Marcelino R. Pandin 8. Rizal Mallarangeng 9. Silmy Karim 10. Wawan Iriawan
89	Launching of Comprehensive Wealth Report in Indonesia	LPEM FEB UI	November 20, 2023	Bambang PS Brodjonegoro
90	Capital Market Outlook 2024: Assesing Prospect and Challenges in the Indonesian Capital Market	OJK	November 21, 2023	Bambang PS Brodjonegoro
91	Workshop ICSA	ICSA (Indonesia Corporate Secretary Association)	November 28, 2023	Bono Daru Adji
92	Slush Event 2023	Slush Finland	November 28-29, 2023	Marcelino R. Pandin
93	Strategic Leadership Program	Cambridge	November 28-30, 2023	Silmy Karim

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No	Program	Organizer	Date	Commissioners
94	IoT Expo 2023	TechEx Media Ltd	November 29-30, 2023	1. Abdi N Nurdin 2.Wawan Iriawan
95	Launch of Muslims for Shared Action on Climate Impact (MOSAIC)	Republika	November 30, 2023	Bambang PS Brodjonegoro
96	Tsinghua University Alumni Gathering 2023	Tanoto Foundation	December 03, 2023	Bambang PS Brodjonegoro
97	Indonesia Digital Nations Summit	GSMA	December 06, 2023	Ismail
98	Bank Sinarmas Customer Appreciation Night 2023	Bank Sinarmas	December 12, 2023	Bambang PS Brodjonegoro
99	The Indonesian Science Technology Innovation (STI) Policy Lecture Series III - 2023	BRIN	December 12, 2023	Bambang PS Brodjonegoro
100	World Radiocommunication Conferences (WRC)	International Telecommunication Union (ITU)	December 12 - 15, 2023	Ismail
101	Indonesia Development Forum 2023	BAPPENAS	December 19, 2023	Bambang PS Brodjonegoro

BOARD OF COMMISSIONERS’ DIVERSITY

The diversity policy for members of the Board of Commissioners takes into account the implementation of GCG principles and Law no. 39 Year 1999 regarding Human Rights in the mechanism. Candidates for members of the Board of Commissioners are determined by fulfilling the aspects of diversity, non-discrimination, human rights, and the principle of fairness. The appointment or election of the Board of Commissioners takes into account the competence and expertise, integrity, and background required by the Company.

Board of Commissioners’ Diversity as of December 31, 2023

No.	Name	Position	Gender	Background of Expertise and Skill	Level of Education
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/ Independent Commissioner	Male	Economics and Planology	Doctoral
2.	Wawan Iriawan	Independent Commissioner	Male	Law	Doctoral
3.	Bono Daru Adji	Independent Commissioner	Male	Law	Master
4.	Abdi Negara Nurdin	Independent Commissioner	Male	Economy, Content and Digital	Bachelor
5.	Marcelino Rumambo Pandin	Commissioner	Male	Architect, Business Management and Technology	Doctoral
6.	Ismail	Commissioner	Male	Electrical Engineering and Telecommunication Engineering	Doctoral
7.	Rizal Mallarangeng	Commissioner	Male	Public Communication and Political	Doctoral
8.	Isa Rachmatarwata	Commissioner	Male	Mathematics	Master
9.	Arya Mahendra Sinulingga	Commissioner	Male	Civil Engineering	Bachelor
10.	Silmy Karim	Commissioner	Male	Economics and Defense Management	Master

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Throughout its journey, Telkom has had female members of the Board of Commissioners appointed at the 2014 EGMS, 2015 RUPS, and 2017 RUPS. Even though Telkom currently does not have female Commissioners, Telkom consistently applies the principle of gender equality within the Company. So that women hold more and more senior leadership positions.

Table of Content

Composition Diversity of Board of Commissioners	Composition Diversity of Board of Commissioners Education Level

BOARD OF COMMISSIONERS’ DOUBLE POSITION

In order to apply the principle of transparency, Telkom discloses information on the concurrent positions of the Board of Commissioners as of December 31, 2023 in the table below:

Board of Commissioners’ Double Position as of December 31, 2023

No.	Name	Telkom		Subsidiary	Other Entities
		Position	Other Position
1.	Bambang Permadi Soematri Brodjonegoro	President Commissioner/ Independent Commissioner	Audit Committee, KEMPR	None
1.
President Commissioner of PT Prudential Syariah
2.
President Commissioner of PT Bukalapak Tbk
3.
Independent Commissioner of PT Astra International Tbk
4.
Independent Commissioner of PT TBS Energi Utama Tbk
5.
Commissioner of PT Combiphar
6.
Independent Commissioner of PT Indofood Tbk
7.
President Commissioner of PT Nusantara Green Energy

2.	Wawan Iriawan	Independent Commissioner	Audit Committee, KNR	None	None
3.	Bono Daru Adji	Independent Commissioner	Audit Committee, KEMPR	None	1. Managing Partner, Assegaf Hamzah & Partners 2. Member of the Management Board of the Indonesian Audit Committee Association 3. Member of the PSSI code of Ethics

Table of Content

No.	Name	Telkom		Subsidiary	Other Entities
		Position	Other Position
4.	Abdi Negara Nurdin	Independent Commissioner	KNR	None
1.
Commissioner of PT Nagara Sains Ekosistem
2.
Commissioner of PT Sugih Reksa Indotama
3.
Co-Founder Producer of Give.ID
4.
Commissioner of PT NSA
5.
Founder of Maleo Music
6.
Co-Founder dan Commissioner of PT Hijau Multi Kreatif

5.	Marcelino Rumambo Pandin	Commissioner	KNR	None	None
6.	Ismail	Commissioner	KNR, KEMPR	None	1. General Director of Resources and Equipment of Post and Information Technology, Ministry of Communication and Information 2. Chairman of the Board of Supervisor MASTEL
7.	Rizal Mallarangeng	Commissioner	KNR, KEMPR	None	Commissioner of PT Energi Mega Persada
8.	Isa Rachmatarwata	Commissioner	KEMPR	None	General Director of Budget, Ministry of Finance
9.	Arya Mahendra Sinulingga	Commissioner	KNR, KEMPR	None
1.
Head Division of Public Communications PMO KPCPEN Implementation
2.
Member of the Board of Trustees of Universitas Sumatera Utara
3.
Special Staff III to the Minister of State-Owned Enterprises (SOE)
4.
General Secretary of Institut Teknologi Bandung Alumni Association

10.	Silmy Karim	Commissioner	KNR, KEMPR	None	General Director of Immigration, Ministry of Law and Human Rights

BOARD OF COMMISSIONERS’ SELF-ASSESSMENT POLICY

Based on Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia Tbk, Telkom has a self-policing policy-assessment to assess the performance of the Board of Commissioners. Self-assessment is carried out by each member of the Board of Commissioners by evaluating the performance of the Board of Commissioners collegially, not by assessing individual performance. This policy is a guideline used as a form of accountability performance appraisal of the performance of the Board of Commissioners so that each member of the Board of Commissioners is expected to contribute to improving their performance on an ongoing basis.

Table of Content

INDEPENDENT COMMISSIONER

As of December 31, 2023, Telkom has a total of 10 Commissioners and 4 of them are Independent Commissioners. This amount exceeds the provisions of the Financial Services Authority’s Regulation No. 33/POJK.04/2014 by 30. Criteria for determining Independent Commissioners and appointment at the GMS refers to:

1.	Telkom's Articles of Association
2.	Financial Services Authority Regulation No. 33/POJK.04/2014 regarding Directors and Board of Commissioners of Issuers or Public Companies, as follows:
a.

Not a person who works or has the authority and responsibility to plan, lead, control, or supervise the activities of the Company in the past 6 (six) months, except for the reappointment as an Independent Commissioner in the following period.

	b.	Do not have Telkom shares either directly or indirectly.
	c.	Has no affiliation with Telkom, members of the Board of Commissioners, members of the Board of Directors, or main Shareholders of Telkom.
	d.	Has no direct or indirect business relationship related to Telkom’s business activities.

In addition to the Articles of Association and Financial Service Authority Regulation No 33/POJK.04/2014, Telkom also pays attention to the regulations of Independent Commissioners, which are regulated in the Minister of SOE Regulation No: PER-3/MBU/03/2023 regarding Organs and Human Resources of State-Owned Enterprises.

INDEPENDENCE STATEMENT

In accordance with Article 25 of the Financial Services Authority’s Regulation No. 33/POJK.04/2014, Independent Commissioners who have served for 2 terms of office (2 times for 5 years) may be reappointed by declaring their independence to the GMS and publicly disclosed in the Annual Report.

Until 2023, there is no Independent Commissioner of Telkom who has complied with these provisions. However, Telkom requires each Independent Commissioner to continue to sign an Independence Statement every year, as an effort to implement GCG.

BOARD OF COMMISSIONERS’ MEETING

Based on the Telkom’s Board Manual and in line with Financial Service Authority’s Regulation No. 33/POJK.04/2014, the Board of Commissioners is required to hold meetings at least once a month or at any time deemed necessary, and  holding joint meetings with the Board of Directors at least once every three months or at any time needed. If more than half of the members of the Board of Commissioners are present at a meeting being held, the meeting is considered a quorum. Decision-making in Board of Commissioners meetings is done by prioritizing deliberation to reach consensus. If consensus cannot be reached, decisions are made based on the majority vote of the members of the Board of Commissioners present or represented at the meeting. If the number of votes is balanced, then the decision is following the opinion of the Chair of the Meeting.

Throughout 2023, the Board of Commissioners has held internal meetings 27 times and joint meetings with the Board of Directors 13 times. The following tables show the frequency of attendance of members of the Board of Commissioners at internal meetings and the frequency of attendance of members of the Board of Commissioners and Directors at joint meetings during 2023.

Table of Content

Board of Commissioners’ Attendance and Agenda at Internal Meetings

No	Date	Meeting Agenda/Discussion
1	Wednesday, January 4, 2023	Discussion of Strategic Fit Grand Project
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	N/a
2	Tuesday, January 10, 2023	Discussion of Fixed Mobile Convergence (FMC) and Infraco Development Update
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	N/a
3	Friday, January 20, 2023	1. Discussion of Batam Data Center Initiative Approval 2. Others: Strategic Fit Project Sirius Decision
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	N/a
4	Friday, January 20, 2023	Strategic Fit Project Sirius
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	-	√	√	N/a
5	Tuesday, January 24, 2023	Update Market
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	-	-	√	√	√	√	√	-	N/a
6	Wednesday, February 8, 2023	FMC Preparation Update
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	N/a
7	Wednesday, February 22, 2023	Discussion of PDLN and Service Fastel Allowance Provisions for the Company's Management
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	N/a
8	Friday, March 10, 2023	1. Discussion of KPI of the Board of Directors in 2023 2. Others: Submission of Business Process Capex Assessment/Review Plan by Audit Committee
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	-	√	√	N/a
9	Friday, March 31, 2023	Fixed Mobile Convergence (FMC) Project Discussion
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	N/a
10	Wednesday, April 5, 2023	Final Approval Fixed Mobile Convergence (FMC) Decision Making
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	N/a
11	Friday, April 14, 2023
1.
Socialization & Follow-up of SOE Regulation No. PER-1/MBU/03/2023; No.PER-2/MBU/03/2023; No PER-3/MBU/03/2023: ("3 SOE Ministerial Regulations") Perspective on the Main Duties and Functions of the Board of Commissioners Organs.
2.
Audit Report for Financial Year 2022.

	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	-	√	√	√	√	N/a
12	Monday, May 29, 2023	1. Board of Directors Update on changes to RJPP and CSS-Change plan (CSS-P) 2023-2025 2. Others: Alternative Appointment of AGMS Chairmen
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	-	√	-	√	N/a

Table of Content

No	Date	Meeting Agenda/Discussion
13	Monday, June 12, 2023	Explanation of Telkom Organization Adjustment
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	-	√	√	√	√	√	√	√	-
14	Friday, June 23, 2023

1. Distribution of duties of the Board of Commissioners.

2. Discussion of the Board of Commissioners' Decision on:

a. Corporate Strategic Scenario – Changes (CSS-P 2023)

b. RKAP – Changes (RKAP-P 2023)

c. Grand Project

3. Others: Committee Member Contract Extension

	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	√
15	Tuesday, July 11, 2023	1. Updating the Nomination and Remuneration Committee Charter and Guidelines for Procedures for Filling Subsidiary Positions 2. Others: LTI governance and tantiem
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	√
16	Monday, July 24, 2023	Board of Directors Update to Board of Commissioners regarding FMC
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	√
17	Friday, August 25, 2023	Discussion and Decision Making of Consent Strategic Fit for Project Conversion
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	-	√	√
18	Monday, 11 September 2023	Consolidation of Programs and Activities of the Board of Commissioners
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	√
19	Monday, September 18, 2023	1. Support for the establishment of Project Infraco Subsidiary 2. Telin Singapore Data Center Consolidation Grand Phase Project
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	-	√
20	Monday, September 25, 2023	CSS Discussion 2024-2026
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	√
21	Wednesday, October 4, 2023	Discussion of Telkom Capex Procurement Process Review Results by PwC
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	-	√	√	-	√
22	Friday, November 10, 2023	Discussion of RKAP 2024 Proposal
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	-	√
23	Monday, November 20, 2023	Further Discussion of Project Infraco
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	√
24	Thursday, December 14, 2023	Write-off of Uncollectible Receivables for Fiscal Year 2023
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	-	√	√	-	√	√	-	√	√

Table of Content

No	Date	Meeting Agenda/Discussion
25	Friday, December 15, 2023	Proposed Release of Capex Commitment Budget Phase I RKAP 2024
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	√
26	Friday, December 21, 2023

1. Discussion of the Agenda of the Board of Commissioners of PT Telkom Indonesia (Persero) Tbk in 2024

2. Others:

a. Proposal of the Nomination and Remuneration Committee regarding the Proposed Amendment of the Board of Commissioners' Decision regarding Procedures for Filling the Management Position of Subsidiaries

b. Proposal of the Nomination and Remuneration Committee regarding the Achievement of the Delegation of the Appointment of Corporate Health Rating Companies

c. Submission of Total Shareholder Return Achievement in 2022

d. Personnel Organ of the Board of Commissioners

e. Implementation of Deferred LTI and Tantiem Reporting

	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	-	√	√	√	√	√
27	Friday, December 22, 2023	Continuation of Discussion on Proposed Release Capex Commitment Budget Phase I RKAP 2024
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	√

Remarks:

BPSB	Bambang Permadi Soemantri Brodjonegoro	MRP	Marcelino Rumambo Pandin	IR	Isa Rachmatarwata
WI	Wawan Iriawan	IS	Ismail	AMS	Arya Mahendra Sinulingga
BDA	Bono Daru Adji	RM	Rizal Mallarangeng	SK	Silmy Karim
ANN	Abdi Negara Nurdin

Board of Commissioners’ Attendance at Internal Meetings

No.	Name	Position	Total Meetings	Total Attendance	Percentage of Attendance
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/Independent Commissioner	27	27	100
2.	Wawan Iriawan	Independent Commissioner	27	27	100
3.	Bono Daru Adji	Independent Commissioner	27	26	96
4.	Abdi Negara Nurdin	Independent Commissioner	27	24	89
5.	Marcelino Rumambo Pandin	Commissioner	27	24	89
6.	Ismail	Commissioner	27	25	93
7.	Rizal Mallarangeng	Commissioner	27	23	85
8.	Isa Rachmatarwata	Commissioner	27	25	93
9.	Arya Mahendra Sinulingga	Commissioner	27	24	89
10.	Silmy Karim	Commissioner	12	11	92

Table of Content

Board of Commissioners’ and Board of Directors’ Attendance and Agenda at Joint Meetings

No	Date	Meeting Agenda/Discussion
1	Monday, January 30, 2023
1.
Ytd Performance December 2022
2.
BoC Concern Thematics.
a.
EoY Litigation Case Update 2022
b.
Handling/Negotiating with Sekar for the Implementation of Five BM: PKB IX and Employee Transfer Policyc.
c.
FMC Communication
3.
Others: FMC, Infraco &; Join Operation Telkom Progress - Telkomsel

	Attendance List of BoC	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	N/a
	Attendance List of BoD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	N/a	√	√	√
2	Friday, February 24, 2023	1. January 2023 Ytd Performance 2. BoC Concern Thematic. a. Progress of Integrated Audit for Financial Year 2022 b. Progress 3 Musketeers: FMC
	Attendance List of BoC	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	N/a
	Attendance List of BoD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	N/a	√	√	√
3	Friday, March 31 2023	1. February 2023 Ytd Performance February 2023 2. BoC Thematic Concern: ESG Implementation Policy and Roadmap at Telkom Group 3. Others: FMC Progress
	Attendance List of BoC	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	N/a
	Attendance List of BoD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	N/a	√	√	√
4	Friday, April 28, 2023	1. March 2023 Ytd Performance 2. BoC Concern a. Update on PDP and Cyber Security Management in Telkom Group related to Strengthening Governance and Tools b. Update Progress FMC
	Attendance List of BoC	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	N/a
	Attendance List of BoD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	N/a	√	√	√
5	Wednesday, May 24, 2023	1. April 2023 Ytd Performance 2. Discussion on the preparation of the 2023 GMS; 3. Update Progress FMC
	Attendance List of BoC	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	N/a
	Attendance List of BoD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	N/a	√	√	√
6	Tuesday, June 27, 2023
1.
May 2023 Ytd Performance;
2.
Discussion of High Priority Issues Ahead of FMC Day-One;
3.
Strategy for Fulfilling Certification Obligations and Continuous Learning in the context of Implementing Risk Management for the Company's Risk Management Organs.

	Attendance List of BoC	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK

Table of Content

No	Date	Meeting Agenda/Discussion
		√	√	√	√	√	√	√	√	√	√
	Attendance List of BoD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	-	√	√	√	√	√	√
7	Friday, July 28, 2023

1. June 2023 Ytd Performance

2. TW II/2022 Litigation Case Update.

3. Explanation of Telkomsel-GoTo synergy 2020-2023.

4. Telkom's Corporate Communication Strategy (Corcom):

Semester 1 2023 Evaluation &; Corcomm's focus point in Semester 2 2023

	Attendance List of BoC	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	√
	Attendance List of BoD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
8	Monday, August 28, 2023	1. July 2023 Ytd Performance; 2. Evaluation of FMC and Infraco Progress; 3. Progress of KDK Handling for Investigative Audit (Outstanding > 1 year)
	Attendance List of BoC	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	-	-	√
	Attendance List of BoD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	-
9	Friday, September 29, 2023	1. August 2023 Ytd Performance. 2. FMC Progress Update; 3. Submission of Proposals regarding the Company's Risk Categories in accordance with SOE Regulation No. 02/2023
	Attendance List of BoC	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	√
	Attendance List of BoD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
10	Friday, October 27, 2023

1. September 2023 Ytd Performance;

2. FMC Progress Update: Go To Market Aspect;

3. Telkom and Telkomsel Compliance Report in Fulfilling Obligations as Data Controllers and / or Processors in accordance with the Personal Data Protection Law.

	Attendance List of BoC	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	-	√	√	√	√	-
	Attendance List of BoD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
11	Friday, November 17, 2023	Discussion and Ratification of RKAP 2024 and sharing session
	Attendance List of BoC	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	√
	Attendance List of BoD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
12	Friday, November 24, 2023	1. October 2023 Ytd Performance 2. BoC Concern Routine: FMC Progress
	Attendance List of BoC	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	-	√	√	√	√	√	√
	Attendance List of BoD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
13	Friday, 22 December 2023	1. November 2023 Ytd Performance 2. Performance Evaluation of Telkom, Mitratel, and GoTo Stocks in 2023 and 2024 Outlook
	Attendance List of BoC	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√	√
	Attendance List of BoD	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	-

Table of Content

Table of Content

Board of Commissioners’ Attendance at Joint Meetings

No.	Name	Position	Total Meetings	Total Attendances	Percentage of Attendance %
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/Independent Commissioner	13	13	100
2.	Wawan Iriawan	Independent Commissioner	13	13	100
3.	Bono Daru Adji	Independent Commissioner	13	13	100
4.	Abdi Negara Nurdin	Independent Commissioner	13	12	92
5.	Marcelino Rumambo Pandin	Commissioner	13	12	92
6.	Ismail	Commissioner	13	13	100
7.	Rizal Mallarangeng	Commissioner	13	13	100
8.	Isa Rachmatarwata	Commissioner	13	12	92
9.	Arya Mahendra Sinulingga	Commissioner	13	12	92
10.	Silmy Karim	Commissioner	8	7	92

Board of Directors’ Attendance at Joint Meetings

No.	Name	Position	Total Meetings	Total Attendance	Percentage Attendance (%)
1.	Ririek Adriansyah	President Director	13	13	100
2.	Herlan Wijanarko	Director of Network & IT Solution	13	13	100
3.	Bogi Witjaksono	Director of Wholesale & International Service	13	13	100
4.	FM Venusiana R.	Director of Enterprise & Business Service	13	13	100
5.	Heri Supriadi	Director Finance and Risk Management	13	13	100
6.	Afriwandi	Director of Human Capital Management	13	13	100
7.	Budi Setyawan Wijaya	Director of Strategic Portfolio	13	12	92
8.	Muhamad Fajrin Rasyid	Director of Digital Business	13	11	85
9.	Honesti Basyir	Director of Group Business Development	8	8	100

BOARD OF COMMISSIONERS’ PERFORMANCE ASSESSMENT

The performance assessment of the Board of Commissioners is carried out based on the Key Performance Indicator (KPI), which is formulated from the primary duties of the Board of Commissioners, including supervising the policies and running of the Company's management carried out by the Directors, and providing advice to the Directors, including overseeing the implementation of the Company's Long-Term Plan. Company's Annual Work and Budget, provisions of the Articles of Association and GMS Resolutions, and statutory regulations per the Company's aims and objectives. KPI evaluations are carried out every years, with the aggregation of evaluation results in 2023 showing that the Board of Commissioners has carried out its supervisory duties well.

Board of Commissioners’ Performance Assessment Based on KPI Year 2023

Key Performance Indicators (KPI)	Achievement Score
	Point (%)	Score (%)
Planning	20	100
Supervision and Direction	36	100
Reporting	18	100
Dynamic	26	100
Point (%)	100	100

Table of Content

COMMITTEE UNDER BOARD OF COMMISSIONERS’ ASSESSMENT

The Board of Commissioners is assisted in carrying out its duties by the Audit Committee, Nomination and Remuneration Committee, and Planning and Risk Evaluation and Monitoring Committee. The Board of Commissioners assesses the performance of the committees under it every year, and in 2023, the assessment will be carried out using KPI self-assessment. In general, these committees were able to carry out their duties and responsibilities well throughout 2023..

Performance of The Committees Under the Board of Commissioners in 2023

Committees	Score (%)
Audit Committee	100
Committee for Nomination and Remuneration	100
Committee for Planning and Risk Evaluation and Monitoring	100

BOARD OF DIRECTORS’ PERFORMANCE ASSESSMENT

One of the measuring tools that can be used to assess the performance of the Board of Directors is the Key Performance Indicator (KPI) based on the Regulation of the Minister of SOE No.PER-3/MBU/03/2023 dated March 20, 2023 regarding Organs and Human Resources of State-Owned Enterprises, which contain:

1.

Obligation to sign the Management Contract by the Board of Directors. The Management Contract contains promises or statements from prospective members of the Board of Directors, namely that if they are appointed/re-appointed as members of the Board of Directors, they promise, among other things, to fulfill all targets set by the GMS/Minister, including KPIs that have been previously determined, and implement the principles of Good Corporate Governance (GCG)..

2.	Performance appraisal based on KPI is determined collegially for the President Director, and individually for each member of the Board of Directors.
3.	The establishment of five perspectives in collegial preparation of the KPI for the Board of Directors, namely:
	a.	Economic and social values for Indonesia;
	b.	Business model innovation;
	c.	Technology leadership;
	d.	Increased investment; and
	e.	Talent development.

The Board of Directors’s KPI achievements are calculated collegially and individually and reviewed by the Public Accountant Office (KAP), which audits Telkom's financial reports. The collegial achievement report of KPI is presented in the Board of Directors' Collegiate Assessment section on this annual report.

In line with Telkom's commitment to managing ESG aspects in its business value chain, the Company has established key performance indicators in the ESG aspect category, including:

• Environmental aspects, reflected in the parameters of TJSL effectiveness, ITDRI research effectiveness;

• Social aspect, seen from the parameters of total shareholder return and social impact;

• Governance aspects, reflected in the risk maturity index parameters, effectiveness of the 2023 financial reports, and procurement excellence

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AUDIT COMMITTEE

In accordance with the regulation of the Company's Articles of Association, Telkom formed an Audit Committee who assists the Board of Commissioners in its supervisory function. The Audit Committee works based on the Resolution of the Board of Commissioners No 11/KEP/DK/2021 regarding Work Implementation Guidelines (Charter) for the Company Audit Committee (Persero) PT Telekomunikasi Indonesia Tbk. The formation of the Audit Committee is also a form of compliance with Financial Service Authority Regulation No 55/POJK.04/2015 dated December 23, 2015, provisions of the US SEC Exchange Act 10A-3, Regulation of the Minister of SOE No PER-2/MBU/03/2023 regarding Governance Guidelines and Significant Corporate Activities of State-Owned Enterprises and Number PER-3/MBU/03/2023 dated March 20 2023 regarding Organs and Human Resources of State-Owned Enterprises

AUDIT COMMITTEE’S SCOPE, DUTIES, AND RESPONSIBILITIES

Telkom's Audit Committee has the following scope, duties and responsibilities:

1.	Supervision of Financial Information
a.

Reviewing the process of preparing financial reports to ensure that the preparation of financial reports has been carried out in accordance with applicable regulations, policies, systems, and procedures;

	b.	Evaluate the financial information that will be published by the Company such as financial reports, projections, and other financial information;
c.

Ensuring that financial reports and other related information are presented based on financial or management accounting data and information correctly and accurately in accordance with generally accepted accounting principles.

2.	Supervision of Internal Audit
	a.	Reviewing the Annual Audit Work Program (PKAT) and the Internal Audit Annual Non-Audit Work Program (PKNAT);
	b.	Evaluating the effectiveness of the Company's Internal Audit;
	c.	Reviewing the implementation of follow-up on internal auditor findings and/or external auditor findings and Management Letters (recommendations) by the Board of Directors;
	d.	Evaluate status and follow-up on significant issues;
	e.	Regularly review and recommend improvements to the Internal Audit Charter.

3.	Oversight of Internal Control
	a.	Reviewing the adequacy of management efforts to build and operate effective internal controls, particularly internal controls over financial reporting;
b.

Conduct immediate discussions on findings and matters containing indications of weaknesses and/or obstacles in internal control, inefficiencies in the Company's activities, errors in the application of accounting standards, and violations of the applicable laws and regulations.

4.	Supervision of External Audit
	a.	Assisting the Board of Commissioners in the process of appointing independent auditor candidates who will carry out integrated audits of the Company and its consolidated Subsidiaries;
	b.	Provide recommendations to the Company's Board of Commissioners regarding the appointment of AP and/or KAP who will provide audit services;
	c.	Review and provide pre-approval for non-audit services to be assigned to independent auditors;
	d.	Oversight of the integrated audit process in the Company and the audit process in Subsidiaries whose financial statements are consolidated into the Company's consolidated financial statements;
	e.	Providing an independent opinion in the event of a difference of opinion between management and the independent auditors;
	f.	Evaluate the implementation of the provision of audit services on annual historical financial information by AP and/or KAP.

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5.	Supervision of compliance with regulations and legislation as well as complaints regarding the process of accounting and financial reporting
a.

Conduct a review of compliance with laws and regulations related to the Company's business activities including but not limited to laws and regulations in the Capital Market sector, taxation, and/or regulations related to good corporate governance, as well as regulations and other laws relating to financial reporting risks (financial reporting risk);

b.

Providing facilities to receive, review and follow up on complaints (Whistle-blower) which includes the Company, Subsidiaries, and affiliates with the definition of affiliate is as regulated in Law No. 8 of 1995 regarding Capital Markets, in Article 1 number 1;

	c.	Ensuring that the Company's management creates a work culture that encourages every employee to comply with the Company's code of ethics.

6.	Carry out other tasks given by the Board of Commissioners.

7.	Maintain the confidentiality of documents, data and information of the Company and its consolidated Subsidiaries.

AUDIT COMMITTEE’S COMPOSITION

In accordance with Financial Service Authority Regulation No 55/POJK.04/2015, dated December 23, 2015, and US SEC Regulations, the Audit Committee must have at least 3 members from Independent Commissioners and parties outside the company, with the chairperson must be the Independent Commissioner. Based on these regulations, through the Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021, regarding the Composition of the Audit Committee Membership of the Company (Persero) PT Telekomunikasi Indonesia Tbk, the composition of the Audit Committee as of December 31, 2023 is as follows:

Audit Committee’s Composition as of December 31, 2023

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	Bono Daru Adji* Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	June 8, 2021 - Present
Members	Bambang P.S. Brodjonegoro* President Commissioner/Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	June 8, 2021 - Present
Wawan Iriawan * Independent Commissioner

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020 No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.

September 1, 2020 - Present
	Abdi Negara Nurdin * Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	June 8, 2021 - Present
Emmanuel Bambang Suyitno Independent Member/ Financial Expert

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020 No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.

September 1, 2020 - Present
	Edy Sihotang Independent Member/ Financial & Forensic Audit Expert	Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	August 2, 2021 - Present

Remark:

*	Profile of Audit Committee members from the Board of Commissioners can be seen on Profile of the Board of Commissioners.

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On January 19, 2024, Mr. Abdi Negara Nurdin, as the Company's Independent Commissioner, submitted a letter of resignation to the Company, which was responded by the Company via a letter from pgs. President Director No: C.Tel.01/HK 000/TEL-00000000/2024 dated January 24, 2024, regarding Response to Resignation Letter as Independent Commissioner of PT Telkom Indonesia (Persero) Tbk. The Company has also carried out the obligation to report this resignation to the Financial Services Authority via letter No: Tel.03/LP 000/DCI-M0200000/2024 dated January 22, 2024, regarding the Resignation of the Independent Commissioner of PT Telkom Indonesia (Persero) Tbk.

To maintain continuity in the implementation of duties in the Audit Committee, the Board of Commissioners has determined a new membership composition for the Company's Audit Committee through Resolution of the Board of Commissioners Number: 04/KEP/DK/2024 dated February 6, 2024, regarding Membership Composition of the Audit Committee of the Company (Persero) PT Telekomunikasi Indonesia Tbk, with the latest composition as follows:

Audit Committee’s Composition as of February 6, 2024

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	Bono Daru Adji* Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	June 8, 2021 - Present
Members	Bambang P.S. Brodjonegoro* President Commissioner/Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	June 8, 2021 - Present
Wawan Iriawan * Independent Commissioner

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020 No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.

September 1, 2020 - Present
Emmanuel Bambang Suyitno Independent Member/ Financial Expert

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020 No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.

September 1, 2020 - Present
	Edy Sihotang Independent Member/ Financial & Forensic Audit Expert	Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	August 2, 2021 - Present

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AUDIT COMMITTEE MEMBER’S PROFILE WHO ARE NOT BOARD OF COMMISSIONERS’ DOUBLE POSITION

Emmanuel Bambang Suyitno Independent Member/Financial Expert
Age 53 years old	Nationality Indonesian	Domicile Jakarta, Indonesia
Education Background
2007	MBA, Institut Pengembangan Manajemen Indonesia (IPMI) International Business School, Indonesia.
1995	Bachelor Degree in Accounting, Universitas Indonesia, Indonesia.
Basis of Appointment

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020, then amended and re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 on August 2, 2021.

Term of Office
1 September 2020 up to present.
Duties and Responsibilities
Served to oversee and monitor the integrated audit process, the process of consolidating financial statements, and the effectiveness of internal control over financial reporting.
Career Experiences
2020 - Present	Independent Member/Financial Expert Audit Committee.
2017 - 2020	Corporate Secretary Division, PT PP Presisi Tbk.
2016 - 2017	SVP - Head of Investor Relations, Corporate Finance, MIS & Audit, Lucky Group of Indonesia.
2014 - 2016	Audit Committee Member, PT Danareksa (Persero).
1994 - 2014

Audit Committee, Risk Management and Audit, Corporate Secretary, Investor Relations, Corporate Finance, ChemOne Holdings Pte Ltd, PT Indika Energy Tbk, PT. Surya Citra Media Tbk, PT. Kopitime Dot Com Tbk, Jan Darmadi Group, Ernst and Young.

Certificates and Professional Licenses
2019	Certification in Audit Committee Practices (CACP), Ikatan Komite Audit Indonesia.
2015	Indonesia Registered Accountant (RNA) by Ministry of Finance of the Republic of Indonesia.
2014	Chartered of Accountant by International Federation of Accountants (IFAC), Ikatan Akuntan Indonesia (IAI).

Edy Sihotang Independent Member/Financial & Forensic Audit Expert
Age 58 years old	Nationality Indonesia	Domicile Jakarta, Indonesia
Education Background
1997	MBA, University of Illinois at Urbana-Champaign, USA
1991	Diploma IV in Accounting, Sekolah Tinggi Akuntansi Negara, Indonesia
1985	Diploma III in Accounting, Sekolah Tinggi Akuntansi Negara, Indonesia
Basis of Appointment
Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021
Term of Office
2 Agustus 2021 up to present.
Duties and Responsibilities
Served to oversee and monitor the integrated audit process, the process of consolidating financial statements, and the effectiveness of internal control over financial reporting.
Career Experiences
2021 - Present	Independent Member/Financial & Forensic Audit Expert.

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2019 - 2020	Vice President Investigation & WBS, PT Pertamina (Persero).
2018 - 2019	Head of Internal Audit, PT Pertamina Geothermal Energy.
2013 - 2017	Head of Internal Audit, PT Pertamina Internasional Eksplorasi dan Produksi.
2009 - 2012	GCG & Compliance, Corporate Secretary, PT Pertamina (Persero).
2006 - 2009	Head of Internal Auditor/Inspector, Badan Rehabilitasi dan Rekonstruksi NAD-Nias.
1999 - 2005	Widyaiswara/Lecturer, Badan Pendidikan dan Pelatihan Keuangan, Department of Finance.
1997 - 1998	Auditor, Public Accounting Firm (KAP) Hadori, Soejatna & Rekan.
1985 - 1997	Auditor, Badan Pengawasan Keuangan dan Pembangunan (BPKP).
Professional Licenses and Certificates
2021	Certification of Audit Committee Practices (CACP), Ikatan Komite Audit Indonesia.
2019	Certification Forensic Auditor (CFrA), Lembaga Sertifikasi Profesi Auditor Forensik, Indonesia.
2014	Chartered Accountant (CA), Ikatan Akuntan Indonesia.
2014	Certified Control Self-Assessment (CCSA), Institute of Internal Auditor, United States of America.
2013	Certified Risk Management Assurance (CRMA), Institute of Internal Auditor, United States of America.
2012	Qualified Internal Auditor (QIA), Institute of Internal Auditor, Indonesia.
2011	Certified Internal Auditor (CIA), Institute of Internal Auditor, United States of America.
2009	Certified Fraud Examiner (CFE), Association of CFE, United States of America.
1996	Certified Public Accountant (CPA), United States of America.

AUDIT COMMITTEE INDEPENDENCE

Telkom Audit Committee members must always have integrity and be independent in carrying out their duties and responsibilities. As a form of commitment to independence, all members of the Audit Committee must sign an Integrity and Independence Pact to ensure that every decision taken by the Audit Committee is free from pressure from other parties.

AUDIT COMMITTEE’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

Telkom has summarized the performance and implementation of Audit Committee's activities during 2022 Financial Year in Committee's Activity Report, which contains:

1.	Conduct discussions on the Company's quarterly consolidated financial reports

The Audit Committee has reviewed and discussed with Management, the quarterly consolidated financial reports before the financial reports are reported to the Financial Services Authority (OJK) and the Stock Exchange to ensure that the financial reports issued by Management have been presented relatively, referring to generally accepted accounting principles, has sufficient disclosure aspects and no material misstatements, which readers need in making decisions.

2.	Supervise Internal Control
	a.	The Audit Committee has reviewed and discussed with Internal Audit the results of the Control Self Assessment (CSA) carried out by each risk owner.
	b.	The Audit Committee has reviewed and discussed with Internal Audit the results of internal consulting carried out by Internal Audit.
c

The Audit Committee has carried out reviews and discussions with Internal Audit regarding significant/critical issues and other findings, as well as follow-up actions that have been and/or will be carried out, such as through follow-up audits, special audits, and investigative audits.

d.

The Audit Committee has reviewed and discussed the company's risk management with Internal Audit; the Audit Committee supervises and monitors fraud risks and financial reporting risks that may have a material impact on the presentation of financial reports.

3.	Supervise the Integrated Audit process for the 2021 and 2022 Financial Years
a.

The Audit Committee has held discussions with the Independent Auditor of KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) (KAP PSS/EY) together with the Internal Auditor and

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Management regarding the closing audit process of the Financial Reports for the period ending December 31, 2022 of the Entity -consolidated Subsidiaries, and the closing audit process of the Consolidated Financial Reports for the period ending December 31, 2022. The Parent Entity, namely PT Telkom Indonesia (Persero) Tbk. The discussion includes, among other things:

- Significant accounting and auditing issues.

- Information Technology (IT) audit: ITGC & Application Control.

- Quality and acceptability of financial accounting standards applied by the Company.

- The feasibility of significant accounting estimates and judgment and the adequacy of disclosure in the consolidated financial statements.

b.

The Audit Committee has held discussions with KAP PSS/EY, Internal Auditor, and Management regarding the Internal Control Over Financial Reporting (ICOFR) implemented by management so that the quality of the financial reports is presented fairly and there are no material misstatements.

c.

The Audit Committee has held discussions with KAP PSS/EY, Internal Auditor, and Management regarding the Audited Consolidated Financial Report and Notes to the Consolidated Financial Report in the Annual Report (Form 20F).

d.

Apart from that, the Audit Committee has also reviewed and discussed with KAP PSS/EY regarding management's compliance with the implementation of Capital Market regulations and other regulations relating to the company's business in accordance with PSA 62 standards.

	e.	Regarding the Integrated Audit process for the Financial Year 2023, the Audit Committee has discussions with KAP PSS/EY regarding audit planning and scoping.
	f.	The Audit Committee has discussed developments - Interim Integrated Audit for Financial Year 2023 and the Early Warning Report (EWR).
4.

Evaluate the performance of the Independent Auditor who audited the Company's consolidated financial statements for the 2022 Financial Year and provide recommendations to the Board of Commissioners regarding the appointment of an Independent Auditor who will audit the Company's consolidated financial statements for the 2023 Financial Year

a.

The Audit Committee prepared an evaluation report on the audit implementation of the Company's consolidated financial statements for the 2022 Financial Year which is submitted to the Board of Commissioners and the Financial Service Authority (OJK).

b.

Referring to the Audit Committee's evaluation report on the audit of the Company's consolidated financial statements for the 2022 Financial Year, the Board of Commissioners proposes a candidate for an Independent Auditor to audit the consolidated financial statements for the 2023 Financial Year to the Company's Annual General Meeting of Shareholders (AGMS) for 2023.

	c.	In addition, the Audit Committee provides pre-approval for non-audit services, which will be assigned to the Independent Auditor.
5.	Review and supervise the implementation of the Internal Audit Department's Work Program for the 2023 Financial Year
a.

Every quarter, the Audit Committee reviews the Management Report of the Internal Audit Department, which contains the implementation of the work program of the entire Internal Audit Department, including obstacles found in the field.

	b.	The Audit Committee evaluates the completion status of internal, unique, and investigative audits, including the resolution status of pending matters.
c.

The Audit Committee also evaluates the completion status of internal consultations provided by Internal Audit (a separate, independent sub-department is separated from the audit sub-department) for business owners.

d.

The Audit Committee evaluates the progress of implementing the recommendations that have been provided, both those originating from the audit process (internal and external) and those arising from internal consultations.

	e.	The Audit Committee monitors the progress of maturity level and sustainability of Internal Audit.

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6.	Reviewing the Internal Audit Department's Annual Audit Work Program (PKAT) and Annual Non-Audit Work Program (PKNAT) plans for the 2024 Financial Year

The Audit Committee has conducted studies and discussions as well as input and recommendations on the proposed Annual Audit Work Program (PKAT) and Annual Non-Audit Work Program (PKNAT) for the Internal Audit Department for the 2024 Financial Year before the work programs were determined by Management.

7.	Evaluate and recommend improvements to the 2023 Internal Audit Charter
The Audit Committee has conducted studies and discussions as well as input and recommendations on the proposed 2023 Internal Audit Charter.
8.	Hold workshops with the Internal Audit Department

The Audit Committee held a workshop with the Internal Audit Department, which aims to examine the dynamics of the Internal Audit function and its best practices as well as the dynamics of the Company's needs for the Internal Audit function, referring to business changes and corporate actions carried out by the Company.

In the workshop, a strategic session was held to discuss strategic matters related to the adequacy of fulfilling the duties and functions of Internal Audit and strategies for strengthening Internal Audit to face the challenges faced now and in the future.

9.	Supervise the audit process of the Social and Environmental Responsibility Program (TJSL) being implemented by the Community Development Center (CDC) Unit for Financial Year 2023

The Audit Committee has held discussions with CDC management regarding implementing the TJSL – PUMK Program in 2023. It has also held discussions with KAP PSS/EY regarding the entire audit process for the financial reports of the TJSL – PUMK Program for the 2022 financial year, including regarding agreed procedures (Agreed Upon Procedure/AUP) for compliance with applicable regulations in the management of the TJSL – PUMK Program.

The Audit Committee has also discussed with KAP PSS/EY regarding audit planning for the financial reports of the TJSL – PUMK Program for the 2023 financial year.

10.	Conducting studies and formulating the 2023 Telkom Group Management Letter

The Audit Committee discussed the results of internal and external audits in 2023 with Internal Audit in the form of opportunities for improvement or significant findings followed by recommendations that need to be followed up by Management.

11.	Review and supervise special assignments given by the Board of Commissioners to the Audit Committee
The Audit Committee has carried out studies and discussions and supervised several dispositions given by the President Commissioner.
12.	Conducting joint studies with the Planning and Risk Evaluation and Monitoring Committee (KEMPR)

The Audit Committee has conducted joint discussions with KEMPR regarding special assignments given by the Board of Commissioners, including reviewing accounting/audit aspects of corporate action plans to be carried out by the Company.

13.	Preparing the 2024 Audit Committee Annual Work Program

The Audit Committee has prepared and discussed the 2024 Audit Committee Annual Work Program together with the Board of Commissioners to ensure that the work program includes all duties and responsibilities that have been regulated and specified in the Charter, as well as specific tasks assigned by the Board of Commissioners.

14.	Conduct a review of the complaint information that is received through the Whistleblowing System (WBS) program for the 2023 Financial Year
	a.	The Audit Committee evaluates and monitors all WBS reports that enter the Telkom Integrity Line, which is managed by Deloitte.
	b.	The Audit Committee reviews and follows up on all WBS reports it receives in accordance with the escalation.
	c.	The Audit Committee coordinates with other stakeholders regarding incoming WBS to ensure that incoming WBS has been followed up in accordance with governance
15.

The Audit Committee has held discussions with the HCM Directorate regarding employee integrity management reports to ensure that management has been carried out properly. The employee integrity management reports are the My Integrity application, ISO 37001: 2016 SMAP, Business Ethics and Integrity Pact, LHKPN and gratuities.

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16.

The Audit Committee, along with the Internal Audit Department, assisted by PWC, has reviewed the Capital Expenditure (Capex) procurement business process, where the Internal Audit Department will follow up on the recommendations provided by PWC.

AUDIT COMMITTEE’S MEETING

Based on Telkom's Audit Committee Charter, the Audit Committee is required to hold committee meetings at least once a month. This provision is more intensive than the provisions of Financial Service Authority Regulation No. 55/POJK.04/2015 regarding the Establishment and Guidelines for Implementing the Work of the Audit Committee, especially Article 13, namely at least once every 3 months. Throughout 2023, the Telkom Audit Committee has held Committee meetings 17 times with the following attendance levels as presented in the table below.

No	Date	Meetings Agenda/Discussion
1	Monday, January 9, 2023	Discussion of Integrated Audit 2022 Progress
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		√	√	√	√	√	√
2	Wednesday, January 18, 2023	Discussion of Management Report & Significant Critical Issue TW 4 2022
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		√	√	√	√	√	√
3	Tuesday, January 31, 2023	Discussion of Integrated Audit 2022 Progress
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		√	√	√	√	√	√
4	Tuesday, February 14, 2023	Clearance &; Audit Closing of Telkom Group Subsidiaries
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		√	√	√	√	√	√
5	Friday, February 24, 2023	Discussion of Integrated Audit 2022 Progress
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		√	√	√	√	√	√
6	Thursday, March 23, 2023	Clearance & Audit Closing of PT Telkom Entity for Fiscal Year 2022
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		√	√	√	√	√	√
7	Tuesday, April 18, 2023	Discussion of Management Report & Significant / Critical Issue TW I 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		√	√	√	√	√	√
8	Friday, April 28, 2023	Discussion of TW I Financial Statements 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		√	√	√	√	√	√
9	Friday, May 26, 2023	Discussion of Candy Update &; Performance of PUMK TW II 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		-	√	√	√	√	√
10	Thursday, July 27, 2023	Discussion of Management Report & Significant / Critical Issue TW II 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		√	√	√	√	√	√
11	Thursday, July 27, 2023	Discussion of TW II Financial Statements 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		√	√	√	√	√	√
12	Wednesday, October 4, 2023	Discussion of Integrated Audit 2023 Planning &; Scoping
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		√	√	√	√	√	√
13	Monday, October 30, 2023	Discussion of TW III 2023 Financial Reports

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No	Date	Meetings Agenda/Discussion
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		√	√	√	√	√	√
14	Monday, November 06, 2023	Discussion of Integrated Audit 2023 Progress
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		√	√	√	√	√	√
15	Tuesday, November 21, 2023	Discussion of Integrated Audit 2023 Progress
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		√	√	√	√	√	√
16	Thursday, December 7, 2023	Discussion of Integrated Audit 2023 Progress
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		√	√	√	√	√	√
17	Tuesday, December 19, 2023	CDC TW III Report 2023 Discussion &; MSME Partnership Distribution Status Update
	Attendance List	BDA	BPSB	WI	ANN	EBS	E
		√	√	√	√	√	√

Remark:

BDA	Bono Daru Adji	ANN	Abdi Negara Nurdin
BPSB	Bambang Permadi Soemantri Brodjonegoro	EBS	Emmanuel Bambang Suyitno
WI	Wawan Iriawan	ES	Edy Sihotang

Audit Committee’s Meeting Attendances 2023

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance (%)
1.	Bono Daru Adji	17	16	94
2.	Bambang P. S. Brodjonegoro	17	17	100
3.	Wawan Iriawan	17	17	100
4.	Abdi Negara Nurdin	17	17	100
5.	Emmanuel Bambang Suyitno	17	17	100
6.	Edy Sihotang	17	17	100

AUDIT COMMITTEE’S EDUCATION AND TRAINING

To improve and develop their competence, Telkom Audit Committee members regularly attend various trainings, seminars, and workshops. The following table presents information on training that has been attended by members of the Audit Committee during 2023.

Education, Training, Seminars, Conferences and Congresses of Telkom’ Audit Committee in 2023

No.	Name	Training Program	Date	Organizers
1.	Emmanuel Bambang Suyitno	Implementation of Artificial Intelligence in the Financial Services Industry	February 02, 2023	Financial Services Authority
		Forensic Accounting Detection of Potential Financial Statement Manipulation	February 25, 2023	Seminar Room
		Detecting Financial Statement, Fraud, Misstatements, and Red Flags	March 04, 2023	Seminar Room
		"Internal Audit Transformation Seminar and Signing of Cooperation Agreement between PwC Indonesia & Indonesian Institute of Audit Committee (IKAI)"	May 09, 2023	PricewaterhouseCoopers and Indonesian Institute of Audit Committee
		Deloitte Asia Pacific Conduct Watch 2023	June 20, 2023	Deloitte
		BLMI GRC Masterclass Program 2023: Information Technology Audit	June 27, 2023	Ministry of SOEs
		Fraud and Forensic Auditing: Identification, Detection & Prevention	03-07 July 2023	Glomacs – Oxford

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Management Center, Dubai
		GRC Masterclass Program 2023: ESG for Auditors	July 13, 2023	Ministry of SOEs
		GRC Masterclass Program 2023: Pre IPO and Post IPO Presentation from IDX &; Rating Presentation and Issuance of Debt Securities & Sukuk (EBUS) from Pefindo	August 10, 2023	BUMN School of Excellence
		IIA Indonesia National Conference 2023: "Staying Relevant"	August 30-31, 2023	The Institute of Internal Auditors (IIA) Indonesia
		Enhancing Financial Performance Through Data Analytics	August 31, 2023	Financial Services Authority
2.	Edy Sihotang	BLMI GRC Masterclass Program 2023: Information Technology Audit	June 27, 2023	Ministry of SOEs
		GRC Masterclass Program 2023: ESG for Auditors	July 13, 2023	Ministry of SOEs
		GRC Masterclass Program 2023: Pre IPO and Post IPO Presentation from IDX & Rating Presentation and Issuance of Debt Securities &; Sukuk (EBUS) from Pefindo	August 10, 2023	BUMN School of Excellence
		Audit Committees in a New Era of Governance	09-14 October 2023	London Premier Centre (LPC) Kuala Lumpur

Remark:

*	Education and Training of Audit Committee members who are members of the Board of Commissioners can be seen in the Education and Training of the Board of Commissioners.

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COMMITTEE FOR NOMINATION AND REMUNERATION

Telkom has a Nomination and Remuneration Committee (KNR) whose task is to assist the Board of Commissioners in supervising the determination of qualifications and the nomination process, as well as the remuneration of the Board of Commissioners, Directors, and executive officers. The formation of KNR refers to Financial Service Authority Regulation No. 34/POJK.04/2015 regarding the Nomination and Remuneration Committee of Issuers or Public Companies and its implementation in the Company is in line with the Minister of State-Owned Enterprises Regulation No. PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises and No. PER-3/MBU/03/2023 dated March 20, 2023, regarding Organs and Human Resources of State-Owned Enterprises. This committee plays a particular role in implementing GCG principles, especially in ensuring that the selection process and remuneration policies can be carried out in accordance with professional and independent considerations without any pressure from other parties. KNR is also responsible for determining remuneration decisions, submitting Top Talent proposals, and nominating Directors and Board of Commissioners of Subsidiaries.

The internal working procedures of KNR are regulated in the Committee for Nomination and Remuneration Guidelines/Charter, which is stipulated in the Resolution of Board of Commissioners No. 08/KEP/DK/2023 dated August 2, 2023. This guideline contains information regarding the working procedures of KNR in assisting the Board of Commissioners in supervising the determination of qualifications and the nomination process, as well as the remuneration of the Board of Commissioners, Board of Directors, and executive officers..

KNR’S SCOPE, DUTIES, AND RESPONSIBILITIES

KNR’s scope, duties, and responsibilities are as follows:

1.	For Nomination
	a.	Conduct regular reviews of the Company's Talent Management System as well as monitoring and evaluating its implementation.
	b.	Evaluating the talent classification system and procedure carried out by the Board of Directors.
c.

Validate and calibrate talents proposed by the Board of Directors to the Board of Commissioners/Supervisory Board (selected talent) to produce a list of talents that will be nominated by the Board of Commissioners/Supervisory Board (nominated talent) to the GMS/Minister.

d.

Evaluate the candidates for representatives of the Company who will be proposed as members of the Board of Directors or the Board of Commissioners of the Company's Subsidiaries, prior to submission to the GMS/Minister.

	e.	Reviewing the proposed organizational structure of the Company one level below the Board of Directors proposed by the Board of Directors, referring to the principles of good corporate governance.
f.

Assist the Board of Commissioners who together with or consult with the Board of Directors in selecting candidates for strategic positions within the Company in accordance with the provisions in the Company's Articles of Association, including the management of Subsidiaries.

	g.	Provide recommendations to the Board of Commissioners to be submitted to Series A Dwiwarna Shareholders regarding:
		i	Proposed composition of position for members of the Company's Board of Directors.
		ii	Candidates for members of the Board of Directors and Commissioners of Subsidiaries comply with the threshold.
		iii	Candidates for President Director and President Commissioner of all the Company's Subsidiaries.
	h.	Develop policies and criteria needed in the nomination process for candidates for members of the Board of Directors including the management of the Company's Subsidiaries.

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2.	For Remuneration
a.

Provide recommendations to the Board of Commissioners to be submitted to Series A Dwiwarna Shareholders regarding the policy, amount, and/or structure of the remuneration of the Board of Directors and Board of Commissioners and then decide at the GMS taking into account.

		i.	Remuneration applicable in the telecommunications industry;
		ii	The duties, responsibilities, and authorities of the members of the Board of Directors and/or the Board of Commissioners are related to the achievement of the goals and performance of the Company;
		iii.	Performance targets for each member of the Board of Directors and Board of Commissioners.
b.

Propose remuneration for the Board of Directors and Board of Commissioners in the form of salary or honorarium, fixed allowances and facilities, as well as variable incentives to the Board of Commissioners at least once in 1 (one) year.

	c.	Propose indicators and performance evaluations (Key Performance Indicators) for the Board of Commissioners.
	d.	Prepare proposal for individual performance evaluation systems (Individual Key Performance Indicators) for members of the Board of Directors.
	e.	Develop and monitor the implementation of Performance Achievement Indicators (KPI) both Collegial KPI and Directors' Individual KPI.
	f.	Deliver the progress of the realization of the Performance Achievement Indicators (KPI) to the Shareholder/Minister in accordance with the provisions of the legislation.
	g.	Evaluating the remuneration policy for employees who require approval/response from the Board of Commissioners/Supervisory Board.
	h.	Develop competency development programs for Committee members and/or members of the Board of Commissioners.

In Letter of Minister of SOE number S.675/MBU/10/2018 dated October 18, 2018, regarding approval of proposals, limits and/or criteria for the authority of the Board of Commissioners of PT Telkom Indonesia (Persero) Tbk, there is a division of authority for the nomination of the Company's representatives in management of the Company's Subsidiaries, then:

1.	The authority of Series A Dwiwarna Shareholder is for:
	a.	President Director and President Commissioner of the Company's subsidiaries.
	b.	Company management (Directors and Commissioners), with total assets ≥ 50% of total parent assets and/or subsidiary revenue ≥ 50% of parent revenue.
2.

The authority of the Board of Commissioners of PT Telkom Indonesia (Persero) Tbk is for the Director (other than the President Director) and the Board of Commissioners (other than the President Commissioner) in the Company's subsidiary with a total asset ≤ 50% of the total assets of the parent company, and/or a subsidiary with revenue ≤ 50% of the parent company's total revenue.

As a follow-up to the Letter of the Minister of SOE No. S. 675/MBU/10/2018, dated October 18, 2018, KNR Telkom in 2023 will conduct a Feasibility and Compliance Test 19 times for 19 management positions (target positions) with 57 candidates in 3 Subsidiaries..

KNR’S COMPOSITION

Financial Service Authority Regulation No. 34/POJK.04/2015 regarding the Committee for Nomination and Remuneration of Issuers or Public Companies stipulates that the number of KNR members is at least 3 people, with one Independent Commissioner who doubles as a member and Chair of the KNR and the other 2 members can come from members of the Board of Commissioners, parties from outside the Company, as well as management under the Board of Directors referring to these provisions, and Regulation of the Minister of SOE No. PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises and No. PER-3/MBU/03/2023 dated March 20, 2023, regarding Organs and Human Resources of State-Owned Enterprises Country, which determines the composition of KNR Telkom members as follows.

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Committee for Nomination and Remuneration’s Composition as of December 31, 2022

Position	Name and Double Position Status	Basis of Appointment	Terms of Service
Chairman	Wawan Iriawan* Independent Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021	June 8, 2021 - Present
Members	Abdi Negara Nurdin* Independent Commissioner

Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021, updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 07/KEP/DK/2023 dated June 27, 2023

June 8, 2021 - Present
Arya Mahendra Sinulingga* Commissioner

Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021, updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 07/KEP/DK/2023 dated June 27, 2023

June 8, 2021 - Present
Ismail* Commissioner

Resolution of the Board of Commissioners No. 06/KEP/DK/2019 dated December 17, 2019, updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 07/KEP/DK/2023 dated June 27, 2023

Mei 29, 2019 - Present
Marcelino Rumambo Pandin* Commissioner

Resolution of the Board of Commissioners No. 06/KEP/DK/2019 dated December 17, 2019, updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 07/KEP/DK/2023 dated June 27, 2023

Mei 29, 2019 - Present
Rizal Mallarangeng* Commissioner

Resolution of the Board of Commissioners No. 10/KEP/DK/2020 dated June 29, 2020 and updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 07/KEP/DK/2023 dated June 27, 2023

June 29, 2020 - Present
	Silmy Karim* Commissioner	Resolution of the Board of Commissioners No. 07/KEP/DK/2023 dated June 27, 2023	June 27, 2023 - Present

Remark:

*	Profile of KNR members from the Board of Commissioners can be seen on Profile of the Board of Commissioners.

On January 19, 2024, Mr. Abdi Negara Nurdin, as the Company's Independent Commissioner, submitted a letter of resignation to the Company, which was responded by the Company via a letter from pgs. President Director No: C.Tel.01/HK 000/TEL-00000000/2024 dated January 24, 2024, regarding Response to Resignation Letter as Independent Commissioner of PT Telkom Indonesia (Persero) Tbk. The Company has also carried out the obligation to report this resignation to the Financial Services Authority via letter No: Tel.03/LP 000/DCI-M0200000/2024 dated January 22, 2024, regarding the Resignation of the Independent Commissioner of PT Telkom Indonesia (Persero) Tbk.

To maintain continuity in the implementation of duties in the Committee for Nomination and Remuneration, the Board of Commissioners has determined a new membership composition for the Company’s Committee for Nomination and Remuneration through Resolution of the Board of Commissioners Number: 05/KEP/DK/2024 dated February 6, 2024, regarding Membership Composition of the Audit Committee of the Company (Persero) PT Telekomunikasi Indonesia Tbk, with the latest composition as follows:

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Committee for Nomination and Remuneration’s Composition as of February 6, 2024

Position	Name and Double Position Status	Basis of Appointment	Terms of Service
Chairman	Wawan Iriawan* Independent Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021	June 8, 2021 - Present
Members	Arya Mahendra Sinulingga* Commissioner

Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021, updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 07/KEP/DK/2023 dated June 27, 2023

June 8, 2021 - Present
Ismail* Commissioner

Resolution of the Board of Commissioners No. 06/KEP/DK/2019 dated December 17, 2019, updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 07/KEP/DK/2023 dated June 27, 2023

Mei 29, 2019 - Present
Marcelino Rumambo Pandin* Commissioner

Resolution of the Board of Commissioners No. 06/KEP/DK/2019 dated December 17, 2019, updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 07/KEP/DK/2023 dated June 27, 2023

Mei 29, 2019 - Present
Rizal Mallarangeng* Commissioner

Resolution of the Board of Commissioners No. 10/KEP/DK/2020 dated June 29, 2020 and updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 07/KEP/DK/2023 dated June 27, 2023

June 29, 2020 - Present
	Silmy Karim* Commissioner	Resolution of the Board of Commissioners No. 07/KEP/DK/2023 dated June 27, 2023	June 27, 2023 - Present

Remark:

*	Profile of KNR members from the Board of Commissioners can be seen on Profile of the Board of Commissioners.

KNR’S INDEPENDENCE

In carrying out their duties, each KNR member has fulfilled the independence aspect in accordance with the terms and conditions applicable in Financial Services Authority Regulation No. 34/POJK.04/2015 regarding Committees for Nomination and Remuneration of Issuers or Public Companies and Resolution of the Board of Commissioners No. 08/KEP/DK/2023 dated August 2, 2023 regarding Guidelines for the Work Implementation (Charter) of the Committee for Nomination and Remuneration of the Company (Persero) PT Telekomunikasi Indonesia Tbk.

KNR’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

Until the end of 2023, Committee for Nomination and Remuneration has assisted the implementation of the duties of the Board of Commissioners in producing decisions, through the implementation of a series of activity agendas, namely:

1.

Resolution of the Board of Commissioners of the Company (Persero) PT Telekomunikasi Indonesia, Tbk No 07/KEP/DK/2023 regarding the Composition of Membership of the Nomination and Remuneration Committee of the Company (Persero) PT Telekomunikasi Indonesia, Tbk.

2.	Resolution of the Board of Commissioners No. 02/KEP/DK/2023/RHS regarding Collegial and Individual Key Performance Indicators (KPI) for Directors of Company Companies (Persero).
3.

Resolution of the Board of Commissioners No. 11/KEP/DK/2023/RHS regarding changes to the Collegial Key Performance Indicators (KPI) of the Board of Directors of the Company (Persero) PT Telekomunikasi Indonesia Tbk in 2023.

4.

Resolution of the Board of Commissioners No. 13/KEP/DK/2023/RHS regarding changes to the Key Performance Indicators (KPI) for Individual Directors of the Company (Persero) PT Telekomunikasi Indonesia Tbk in 2023

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KNR’S MEETINGS

Based on Financial Service Authority Regulation No. 34/POJK.04/2015 regarding Committee for Nomination and Remuneration, Telkom is required to hold a Committee for Nomination and Remuneration Meeting at least once in 4 months. During 2023, KNR has held Committee meetings including circular decisions 59 times.

No	Date	Meeting Agenda/Discussion
1	Friday, January 6, 2023	Update of information and work program plan by the Commissioner of PT Telkom Access
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	-	√	-	N/a
2	Wednesday, January 11, 2023	Discussion of the achievement of KPI 2022, KPI 2023 and 4 parameters of reporting to the Dekom KPI Board of Directors 2022
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
3	Monday, January 16, 2023	Feasibility and Feasibility Test (UKK) President Director of PT Sigma Cipta Caraka (Telkom Sigma)
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	-	√	√	√	√	N/a
4	Thursday, January 19, 2023	Submission of Collegial KPI proposals for 2023
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
5	Friday, January 20, 2023	Delivery of procedures for selecting selected talent and submission of selected talent
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	-	-	√	√	√	N/a
6	Tuesday, January 24, 2023	Delivery of procedures for the selection process and delivery of selected talent
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	-	-	√	√	N/a
7	Wednesday, January 25, 2023	Discussion of transformation updates for the first quarter of 2023
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
8	Thursday, January 26, 2023	Division of Collegial KPIs in 2023
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	-	-	√	√	N/a
9	Wednesday, February 8, 2023	Discussion of Individual KPIs of the Board of Directors in 2023
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	-	√	-	√	N/a
10	Tuesday, February 21, 2023	Due diligence and feasibility (UKK) Director of Finance, Risk, &; Human Capital of PT Multimedia Nusantara (Telkom Metra)
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
11	Thursday, February 23, 2023	Discussion of streamlining updates for the first quarter of 2023
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	-	√	√	-	√	N/a
12	Wednesday, March 8 2023	Discussion on the selection of LTI shares purchase for former EBIS Directors
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
13	Wednesday, March 8 2023	Due diligence and feasibility (UKK) Commissioner of PT Dayamitra Telekomunikasi (Mitratel)
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
14	Thursday, March 30 2023	Feasibility and feasibility test (UKK) Director of Operations and Development of PT Dayamitra Telekomunikasi (Mitratel)

Table of Content

No	Date	Meeting Agenda/Discussion
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	-	√	N/a
15	Friday, March 31, 2023	Appropriateness and feasibility test (UKK) Business Director of PT Dayamitra Telekomunikasi (Mitratel)
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
16	Wednesday, April 5, 2023	Submission of CEO salary survey results by consultant Korn Ferry
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	-	-	√	N/a
17	Wednesday, April 12, 2023	Discussion of transformation updates for the second quarter of 2023
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	-	√	N/a
18	Wednesday, April 12, 2023	Discussion of proposed remuneration for 2023 and tantiem for fiscal year 2022
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	-	√	-	√	√	N/a
19	Wednesday, May 3, 2023	Feasibility and feasibility test (UKK) President Commissioner of PT Infrastuktur Telekomunikasi Indonesia
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
20	Thursday, May 4 2023	Feasibility and feasibility test (UKK) President Commissioner of PT Multimedia Nusantara (Telkom Metra)
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
21	Monday, May 8 2023	Feasibility and feasibility test (UKK) President Commissioner of PT Sigma Cipta Caraka (Telkom Sigma)
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
22	Tuesday, May 9 2023	Due diligence and feasibility (UKK) President Commissioner of PT Telekomunikasi Indonesia International
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
23	Wednesday, May 10 2023	Due diligence and feasibility (UKK) President Commissioner of PT Graha Sarana Duta
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
24	Thursday, May 11 2023	Feasibility and feasibility test (UKK) President Commissioner of PT Telkom Data Ekosistem
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
25	Friday, May 12 2023	Due diligence and feasibility (UKK) President Commissioner of PT Metra-Net
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
26	Monday, May 15 2023	Appropriateness and feasibility test (UKK) Commissioner of PT Telkom Access
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
27	Monday, May 15 2023	Due diligence and feasibility (UKK) Commissioner of PT PINS Indonesia
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
28	Wednesday, May 17 2023	Due diligence and feasibility (UKK) Commissioner of PT Infrastruktur Telekomunikasi Indonesia (Infra)
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	-	√	-	√	√	N/a
29	Wednesday, May 17 2023	Feasibility and feasibility test (UKK) Director of Finance and Risk Management of PT Telkom Data Ekosistem

Table of Content

No	Date	Meeting Agenda/Discussion
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	-	√	-	√	√	N/a
30	Friday, May 19 2023	Appropriateness and feasibility test (UKK) President Director of PT Telkom Access
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	-	√	√	√	N/a
31	Wednesday, May 24 2023	Due diligence and feasibility (UKK) Commissioner of PT Infrastruktur Telekomunikasi Indonesia (Infra)
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	-	√	-	√	N/a
32	Thursday, May 25 2023	Feasibility and feasibility test (UKK) Director of Operations of PT Infrastruktur Telekomunikasi Indonesia (Infra)
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
33	Thursday, May 25 2023	Appropriateness and feasibility test (UKK) Director of Human Capital and Strategy of PT Telkom Access
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	-	√	√	√	N/a
34	Friday, May 26 2023	Due Diligence and Feasibility (UKK) Director of Finance and Risk Management of PT Infrastruktur Telekomunikasi Indonesia
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
35	Friday, May 26 2023	Feasibility and Feasibility Test (UKK) Construction Director of PT Telkom Access
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
36	Monday, May 29 2023	Due diligence and feasibility (UKK) Business Director of PT Infrastruktur Telekomunikasi Indonesia
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	-	√	N/a
37	Monday, May 29 2023	Appropriateness and feasibility test (UKK) Operation Director of PT Telkom Access
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	-	√	√	√	N/a
38	Monday, June 26 2023	LTI implementation monitoring 2022-2024
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	N/a
39	Monday, July 10 2023	Appropriateness and feasibility test (UKK) Director of Technology PT Telekumunikasi Indonesia International
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	-	√	√	√	√
40	Thursday, July 20, 2023	Information update by Director of Finance and Risk Management of PT Telkom Access and Commissioner of PT Sigma Cipta Caraka
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	-	√
41	Tuesday, July 25, 2023	Discussion of transformation updates for the third quarter of 2023
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	√
42	Friday, August 11 2023	Discussion of proposed KPI Changes to Collegial Directors 2023
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	-	√	√	-	√	√
43	Tuesday, August 22 2023	Further discussion of proposed KPI Changes to the Collegial Board of Directors 2023
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	√

Table of Content

No	Date	Meeting Agenda/Discussion
44	Tuesday, August 22 2023	Discussion of streamlining updates for the third quarter of 2023
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	-	-	√
45	Wednesday, August 23 2023	Due diligence and feasibility (UKK) Commissioner of PT Graha Sarana Duta
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	-	√	√	√	-
46	Thursday, August 24 2023	Appropriateness and feasibility test (UKK) Director of Finance and Risk Management of PT Sigma Cipta Caraka
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	-	√
47	Friday, September 1 2023	Appropriateness and feasibility test (UKK) Director of Finance and Risk Management of PT Sigma Cipta Caraka
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	-	√
48	Friday, September 15 2023	Discussion of performance targets and LTI Grand 2
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	√
49	Wednesday, September 20 2023	Further discussion of performance targets and LTI Grand 2
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	-	√	√	-	√	√
50	Friday, October 6 2023	Discussion of proposals/recommendations for candidates for Commissioner of PT Telkom Access
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	√
51	Friday, October6 2023	Discussion of proposals/recommendations for President Commissioner candidates of PT Dayamitra Telekomunikasi Tbk
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	√
52	Wednesday, October 11 2023	Discussion of Individual KPIs of the Board of Directors 2023
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	-	√
53	Monday, October 30 2023	Further discussion of the 2023 Board of Directors' Individual KPI
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	-
54	Tuesday, October 31, 2023	Discussion of transformation updates for the fourth quarter of 2023
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	-	√	-	√	-	-
55	Monday, November 13 2023	2024 tantiem budget consultation
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	√	√
56	Thursday, November 23, 2023	Discussion of streamlining updates for the fourth quarter of 2023
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	-	√	√	√	-	√
57	Monday, 11 December 2023	Discussion of KPI KNR 2023 and proposed KPI KNR 2024
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	√	√	√	√	-	√

Remark:

WI	Wawan Iriawan	MRP	Marcelino Rumambo Pandin
ANN	Abdi Negara Nurdin	RM	Rizal Malarangeng
AMS	Arya Mahendra Sinulingga	SK	Silmy Karim (Served from June 27, 2023)
IS	Ismail

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Committee for Nomination and Remuneration’s Meeting Attendance in 2023

No.	Name	Total of Meetings	Total of Attendance	Percentage of Attendance (%)
1.	Wawan Iriawan	57	57	100
2.	Abdi Negara Nurdin	57	47	82
3.	Arya Mahendra Sinulingga	57	47	82
4.	Ismail	57	49	86
5.	Marcelino Rumambo Pandin	57	47	82
6.	Rizal Mallarangeng	57	48	84
7.	Silmy Karim	19	16	84

KNR’S EDUCATION AND TRAINING

Given that all members of Committee for Nomination and Remuneration are the Board of Commissioners, an explanation of education and training can be seen in the profile section of the Board of Commissioners in this Annual Report.

REMUNERATION OF THE BOARD OF COMMISSIONERS AND THE BOARD OF DIRECTORS

The remuneration policy for the Telkom Board of Commissioners is determined based on the SOE Minister's Regulation No. PER-04/MBU/2014, as most recently amended by SOE Minister's Regulation No. PER-12/MBU/11/2020 regarding the Fifth Amendment to the SOE Minister's Regulation replaced by Number PER-04/MBU/2014 regarding Guidelines for Determining the Income of Directors, Board of Commissioners and Supervisory Boards of State-Owned Enterprises. In accordance with these regulations, the remuneration of the Board of Commissioners has components consisting of:

1.	Salary/Honorarium;
2.	Allowance, which consists of:
	a.	Holiday allowance;
	b.	Transportation allowance;
	c.	Retirement insurance.
3.	Facilities, which consist of:
	a.	Medical facility;
	b.	Legal aid facilities.
4.	Tantiem/Performance Incentive, where additional Tantiem can be given in the form of a Long Term Incentive (LTI)

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Furthermore, the procedure for proposing up to the determination of the remuneration of Telkom's Board of Commissioners and Board of Directors are explained as follows:

1.	The Board of Commissioners requests the KNR to draft a remuneration proposal for the Board of Commissioners and the Board of Directors.
2.	If needed, Committee for Nomination and Remuneration can request an independent party to draw up a framework on the remuneration of the Board of Commissioner and the Board of Directors.
3.	The Committee for Nomination and Remuneration proposes the remuneration framework referred to to the Board of Commissioners.
4.	The Board of Commissioners proposes remuneration for the Board of Commissioners and the Board of Directors to GMS.
5.

The GMS can give the authority and power to the Board of Commissioners, with the prior approval of Series A Dwiwarna Shareholders to determine the remuneration for Board of Commissioners and the Board of Directors.

In 2023, the Minister of SOE issued Regulation of the Minister of State-Owned Enterprises No. Per-3/MBU/03/2023 regarding Organs and Human Resources of State-Owned Enterprises (Permen 3 SOE). Telkom has confirmed the implementation of Permen 3 SOE in Telkom areas through the GMS Resolution for the 2022 financial year. One of the things regulated in the Minister of State-Owned Enterprises Regulation No. Per-3/MBU/03/2023 regarding Organs and Human Resources of State-Owned Enterprises is the provision for postponing the payment of part of the tantiem, and Long Term Incentive (LTI) to the Board of Directors and Board of Commissioners.

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Remuneration Acceptance of the Board of Commissioners

The total remuneration paid by Telkom in 2023 to all Board of Commissioners who served in the 2023 and the previous period is Rp154,183 billion. The following table presents details of the remuneration for the Board of Commissioners in 2023.

Board of Commissioners Remuneration Recapitulation for 2023

No	Name	Position	Salary	Religious Holiday Allowance (THR)	Transport Allowance	Tantiem Financial Year 2022	Total
			Rp billion
1	Bambang P.S. Brodjonegoro	President Commissioner/ Independent Commissioner	2,349,000,000	195,750,000	469,800,000	9,356,163,050	12,370,713,050
2	Bono Daru Adji	Independent Commissioner	2,114,100,000	176,175,000	422,820,000	8,446,270,721	11,159,365,721
3	Wawa Iriawan	Independent Commissioner	2,114,100,000	176,175,000	422,820,000	8,446,237,979	11,159,332,979
4	Abdi Negara Nurdin	Independent Commissioner	2,114,100,000	176,175,000	422,820,000	8,446,174,292	11,159,269,292
5	Marcelino Rumambo Pandin	Commissioner	2,114,100,000	176,175,000	422,820,000	8,446,270,721	11,159,365,721
6	Ismail	Commissioner	2,114,100,000	176,175,000	422,820,000	8,446,367,150	11,159,462,150
7	Isa Rachmatarwata	Commissioner	2,114,100,000	176,175,000	422,820,000	8,446,367,150	11,159,462,150
8	Arya Mahendra Sinulingga	Commissioner	2,114,100,000	176,175,000	422,820,000	8,446,367,150	11,159,462,150
9	Rizal Mallarangeng	Commissioner	2,114,100,000	176,175,000	422,820,000	8,446,045,122	11,159,140,122
10	Silmy Karim (1)	Commissioner	1,244,199,194	-	248,839,839	-	1,493,039,033
TOTAL			20,505,999,194	1,605,150,000	4,101,199,839	76,926,263,335	103,138,612,368

Remark:

(1)	Remuneration 30 May 2023 – 31 December 2023

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Remuneration Acceptance of the Board of Directors

The total remuneration paid by Telkom in 2023 to all Board of Directors who served in the 2023 and the previous period is Rp198,197 billion. The following table presents details of the remuneration for the Board of Directors in 2023.

Board of Directors’ Recapitulation of Remuneration 2023

No	Directors	Position	Honorarium	Other Allowance		Tantiem	Total
				Religious Holiday Allowance	Housing Allowance
			Rp million
1.	Ririek Adriansyah	President Director	5,220,000,000	435,000,000	300,000,000	20,757,628,373	26,712,628,373
2.	Afriwandi	Director of HCM	4,437,000,000	369,750,000	300,000,000	17,643,984,117	22,750,734,117
3.	Heri Supriadi	Director of KMR	4,437,000,000	369,750,000	300,000,000	17,643,984,117	22,750,734,117
4.	FM Venusiana R,	Director of EBIS	4,437,000,000	369,750,000	300,000,000	17,643,984,117	22,750,734,117
5.	Herlan Wijanarko	Director of NITS	4,437,000,000	369,750,000	300,000,000	17,643,984,117	22,750,734,117
6.	Muhamad Fajrin Rasyid	Director of DB	4,437,000,000	369,750,000	300,000,000	17,643,984,117	22,750,734,117
7.	Budi Setyawan Wijaya	Director of SP	4,437,000,000	369,750,000	300,000,000	17,643,984,117	22,750,734,117
8.	Bogi Witjaksono	Director of WINS	4,437,000,000	369,750,000	300,000,000	17,643,984,117	22,750,734,117
9.	Honesti Basyir(1)	Director of GBD	2,611,282,258	-	176,612,903	-	2,787,895,161
10.	Edi Witjara(2)	Director of EBIS	-	-	-	9,442,199,995	9,442,199,995
Total			38,890,282,258	3,023,250,000	2,576,612,903	153,707,717,187	198,197,862,348

Remark:

(1)	Term of Office since May 30, 2023, according to the results of the AGMS 2023.
(2)	Has not served since July 8, 2022.

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COMMITTEE FOR PLANNING AND RISK EVALUATION AND MONITORING

Telkom has a Committee for Planning and Risk Evaluation and Monitoring (KEMPR) to assist the Board of Commissioners in evaluating and monitoring company planning and risk management. This aligns with the Company's commitment to improving the quality of corporate planning and ensuring the effectiveness of implementing enterprise risk management.

KEMPR’S SCOPE, DUTIES, AND RESPONSIBILITIES

KEMPR's duties and responsibilities are regulated in the Committee for Risk and Planning Monitoring and Evaluation Charter, which is established based on Resolution of Board of Commissioners No. 13/KEP/DK/2021 dated November 29, 2021 regarding Work Implementation Guidelines (Charter) for the Committee for Planning and Risk Evaluation and Monitoring of the Company (Persero) PT Telekomunikasi Indonesia Tbk. The guidelines regulate:

1.	The establishment and the appointment of its members;
2.	The structure and requirements of membership, duties, responsibilities, and authority; and
3.	The scope of work, meetings, reporting, a term of office, and funding.

Then, the scope, duties, and responsibilities of KEMPR in helping the Board of Commissioners oversee the course of the Company which are:

1.	Conduct a comprehensive evaluation of the proposed Company's Long-Term Plan (RJPP), Corporate Strategic Scenario (CSS), and Company's Budget Work Plan (RKAP) submitted by the Board of Directors;
2.	To evaluate the implementation of RJPP, CSS, and RKAP to assess whether the implantation is in line with the target of RJPP, CSS, and RKAP which has been approved by the Board of Commissioners; and
3.	Monitoring the implementation of enterprise risk management and project risk management, especially for projects whose implementation is through the approval of the Board of Commissioners.

KEMPR’S COMPOSITION

Based on the Resolution of the Board of Commissioners No. 06/KEP/DK/2023 dated June 27, 2023 regarding Membership Composition of the Committee for Risk Planning Evaluation and Monitoring of  PT Telekomunikasi Indonesia Tbk, the composition of KEMPR members is as follows:

Committee for Planning and Risk Evaluation and Monitoring’s Composition as of December 31, 2023

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	Arya Mahendra Sinulingga* Commissioner/Independent Commissioner	Resolution of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021, and updated with No. 06/KEP/DK/2023 dated June 27, 2023.	May 28, 2021 - Present
Members	Bambang P. S. Brodjonegoro* Commissioner/Independent Commissioner	Resolution of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021, and updated with No. 06/KEP/DK/2023 dated June 27, 2023.	May 28, 2021 - Present
	Bono Daru Adji* Independent Commissioner	Resolution of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021, and updated with No. 06/KEP/DK/2023 dated June 27, 2023.	May 28, 2021 - Present
	Isa Rachmatarwata* Commissioner	Resolution of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021, and updated with No. 06/KEP/DK/2023 dated June 27, 2023.	May 28, 2021 - Present
	Ismail* Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2019 dated May 29, 2019, and updated with No. 06/KEP/DK/2023 dated June 27, 2023.	May 28, 2019 - Present

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Position	Name and Double Position Status	Basis of Appointment	Term of Service
	Rizal Mallarangeng* Commissioner	Resolution of the Board of Commissioners No. 11/KEP/DK/2020 dated June 29, 2020, and updated with No. 06/KEP/DK/2023 dated June 27, 2023.	June 29, 2020 - Present
	Silmy Karim* Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2023 dated June 27, 2023.	June 27, 2023 - Present
	Siswa Rizali Independent Member	Resolution of the Board of Commissioners No. 11/KEP/DK/2020 dated August 02, 2021, and updated with No. 06/KEP/DK/2023 dated June 27, 2023.	August 2, 2021 - Present
	Janson Independent Member	Resolution of the Board of Commissioners No 01/KEP/DK/2023 dated March 20, 2023, and updated with Resolution of the Board of Commissioners No06/KEP/DK/2023 dated June 27, 2023.	March 20, 2023 - Present

Remark:

*	Profile of KEMPR members from the Board of Commissioners can be seen on Profile of the Board of Commissioners.

KEMPR’S MEMBER PROFILE WHO ARE NOT BOARD OF COMMISSIONERS’S MEMBER

Siswa Rizali Independent Member
Age 51 years old	Nationality Indonesian	Domicile South Tangerang, Indonesia
Education Background
2002	Master of Social Sciences (Economics), National University of Singapore, Singapura.
1996	Bachelor Degree in Economics, Universitas Indonesia, Indonesia.
Basis of Appointment

Resolution of the Board of Commissioners No. 09/KEP/DK/2021 dated August 02, 2021 regarding Membership Composition of Committee for Planning and Risk Evaluation and Monitoring of the Company (Persero) PT Telekomunikasi Indonesia, Tbk as later amended and updated with the latest update through Resolution of the Board of Commissioners No. 06/KEP/DK/2023 dated June 27, 2023 regarding Membership Composition of Committee for Planning and Risk Evaluation and Monitoring of the Company (Persero) PT Telekomunikasi Indonesia, Tbk

Term of Office
August 2, 2021 up to present.
Duties and Responsibilities

Together with other KEMPR members, it is tasked with evaluating the proposed Company Long Term Plan (RJPP), Corporate Strategic Scenario (CSS), and Company Budget Activity Plan (RKAP) submitted by the Board of Directors, evaluating the implementation of RJPP, CSS, and RKAP, and supervising the implementation of Telkom's enterprise risk management and Telkom’s project risk management.

Career Experience
2021 - Sekarang	Member of Committee for Planning and Risk Evaluation and Monitoring (KEMPR)
2019 - 2021	Investment and Placement Committee, Badan Pengelola Keuangan Haji.
2015 - 2018	Director of Investment, PT Asanusa Asset Management.
Lisensi Profesional dan Sertifikat
2022	Certified Risk Professional (CRP) by Association of Indonesian Capital Market Professional.
2008	Investment Manager Representative Certificate

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Janson Independent Member
Age 49 years old	Nationality Indonesia	Domisili South Tangerang, Indonesia
Education Background
1998	Bachelor of Science, Finance, University of Maryland, College Park, U.S.A.
Basis of Appointment

Resolution of the Board of Commissioners No 01/KEP/DK/2023 dated March 20, 2023 regarding the Composition of Membership of the Risk Planning Evaluation and Monitoring Committee of the Company (Persero) PT Telekomunikasi Indonesia Tbk as subsequently amended and updated with the latest update through Resolution of the Board of Commissioners No 06/KEP/ DK/2023 dated June 27, 2023, regarding Membership Composition of the Risk Planning Evaluation and Monitoring Committee of the Company (Persero) PT Telekomunikasi Indonesia Tbk.

Term of Office
March 20, 2023 – up to present
Duties and Responsibilities

Together with other KEMPR members, they are tasked with evaluating the proposed Company Long Term Plan (RJPP), Corporate Strategic Scenario (CSS), and Company Budget Work Plan (RKAP) submitted by the Board of Directors, evaluating the implementation of RJPP, CSS, and RKAP, as well as conducting supervising the implementation of Telkom's enterprise risk management and project risk management.

Career Experience
2023 - present	Member of Committee for Planning and Risk Evaluation and Monitoring
2021 - 2022	Senior Corporate Finance, PT ASLI RI
2020 - 2021	SVP Equity Research, PT Kanaka Hita Solvera
2017 – 2019	SVP Equity Division and Research, PT Royal Investium Sekuritas
2013 – 2016	Head of Institutional Equity, PT MNC Sekuritas
Professional License and Certificate
2023	Certified Risk Professional (CRP) by Association of Indonesian Capital Market Professional.
2019	Sertifikat Wakil Manajer Investasi, Financial Service Authority.
2011	Sertifikat Wakil Perantara Pedagang Efek, Financial Service Authority

KEMPR’S INDEPENDENCE

KEMPR members are required to fulfill the independence aspect in carrying out their duties in accordance with the terms and conditions stated in the Resolution of the Board of Commissioners No. 13/KEP/DK/2021 dated November 29, 2021 regarding Work Implementation Guidelines (Charter) for the Committee for Planning and Risk Evaluation and Monitoring of the Company (Persero) PT Telekomunikasi Indonesia Tbk.

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KEMPR’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

1.	Company Long Term Plan (RJPP) and Corporate Strategic Scenario (CSS)
	a.	Focus on Monitoring Implementation of RJPP 2020-2024 and CSS 2023-2025
●

Update/renewal of Telkom's RJPP for 2020-2024, which includes changes to priority initiatives, KPI aspirations & targets, accountability for priority initiatives, and implementation of a timeline adjusted to current developments in the Telecommunications business and industry situation.

●

CSS Changes (CSS-P) for 2023 – 2025 is a follow-up to the results of the annual GMS of PT Telkom Indonesia (Persero) Tbk on May 30, 2023, especially regarding the approval of the separation of the Indihome business segment from Telkomsel and changes to the nomenclature of positions for members of the Board of Directors (removal of the Director Consumer Service and the addition of a Director Group Business Development). Apart from that, there is a sharpening of the strategy and roadmap related to the plan to establish Infraco.

		●	CSS for 2024 – 2026 is adjusted to the five bold moves initiative and industry benchmarks
		●	Improved business performance, digital platforms & services.
	b.	Evaluation of 2024-2026 CSS Proposals
●

Ensure that the post-FMC transition process runs smoothly by taking anticipatory and mitigating steps towards potential risks that arise and ensuring the quality of business processes and services to customers runs well.

		●	Increase Telkom Group's readiness to face challenges in the B2B business and the need for a clear division of roles in B2B business management between related units in the Telkom Group.
●

In implementing each stage in the development of the 5 Bold Moves, especially for InfraCo and DigiCo, it is necessary to ensure that the critical assumptions in each initiative are met and running well.

		●	Ensure that the Group Business Development (GBD) Directorate provides added value in accelerating and improving the performance of Telkom Group's new engine growth.
●

It is necessary to sharpen the strategy in the Five Bold Moves initiative to provide a higher financial impact than at present, based on evaluations and benchmarks against other companies in the domestic or global scope.

	c.	Evaluation of 2024-2026 CSS Proposals
		●	Preparation of business targets, especially those related to B2B IT Services, so that they are carried out realistically and in stages per company conditions developments.
●

In preparing the Company's strategic planning documents to optimize the market intelligence function and utilize the information obtained to enrich the analysis of competitors and sharpen the formulation of business strategy in dealing with competitors

		●	Ensure that the execution carried out can run well and achieve the targets that have been set
2.	Company Work Plan and Budget, as well as Capital Expenditures
	a.	Focus on Monitoring the Implementation of the 2023 RKAP and Capital Expenditures
		●	Increasing the competitiveness of the IndiHome business and transferring the IndiHome business to Telkomsel as an implementation of the FMC initiative.
		●	Ready to implement B2B IT Services and digital product portfolio as Telkom's transformation after transferring the IndiHome business to FMC.
		●	TelkomGroup Performance Improvement.
		●	Increasing profitability, efficiency, and timeliness in capex deployment, including ensuring anticipation and risk mitigation for potential delays in capex deployment.
		●	Strengthening Enterprise Risk Management to oversee five bold moves.
	b.	Evaluation of the 2024 RKAP and Capital Expenditure Proposals
●

The future state of network architecture will receive more attention to increasing sustainable value creation in developing digital ecosystems and continuing the transformation of society based on digital-ready organizations to fulfill shareholder aspirations (APS).

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●

Increase the productivity of Human Resources (HR) to create superior and professional human resources to maintain technological leadership in connectivity, support Indonesia's digital innovation, provide digital solutions, and improve ecosystem digital services to the community.

●

Use of capex that is right on target and optimal and ensures the creation of efficiency in capex deployment through thoughtful capex planning so that there is no duplication of capex in the Telkom Group and strives to increase the level of domestic content (TKDN).

● Ensure a more aggressive increase in customer acquisition by sharpening the GoTo Market strategy through external hiring to strengthen external revenue.
● Ensure regional Telkom readiness in implementing B2B IT Services products and digital product portfolio.
● Focusing on strategic partnerships for Telkom businesses.
● Ensure that the execution of the five bold moves goes according to the plans that have been prepared.
● Acceleration of the digitalization process and standardization of agreements with customers.
● Anticipate non-terrestrial network (NTN) technologies such as LEO satellites (Starlink, OneWeb).
● Increase maturity and readiness in implementing cybersecurity within Telkom (parent) and the Company's subsidiaries
3.	Company Risk Management (Enterprise Risk Management/ERM)
Based on monitoring of the Company's risk profile, there are three things that receive attention, specifically:
	a.	Implementation of risk management both within the scope of the Company and on strategic projects.
	b.	Improving the quality of ERM implementation in Subsidiaries.
	c.	Preparation and calculation of the Telkom Group Risk Profile.
	c.	Telkom Group's compliance with SOE Ministerial Regulation No. 2 of 2023 regarding Implementation of Risk Management in SOEs.
4.	Certain Actions of the Board of Directors that Require the Approval of the Board of Commissioners
During 2022 KEMPR has assisted the Board of Commissioners in reviewing strategic plan proposals submitted by the Board of Directors, including the following projects:
	a.	Strategic Fit Project Grand, including the continued development of HDC Cikarang campus 1 (floors 2-4) and campus 2 (floor 1), and the Telin Singapore Data Center consolidation to TDE.
	b.	Batam Data Center Initiative Final Approval.
	c.	Final Approval Project FMC (Fix Mobile Convergence) Speed 2.
	d.	Final Approval Project Grand, namely the continued construction of HDC Cikarang campus 1 (floors 2-4) and campus 2 (floor 1), as well as the consolidation of the Telin Singapore Data Center to TDE.
	e.	Final Approval Project Infraco, namely establishing a New Telkom Subsidiary as an InfraCo-FiberCo Entity and approval of an Equity Call for PT Telkom Infrastruktur Indonesia.
	f.	Approval to Write Off Bad Debts in 2023.
	g.	Release Capex phase 1 RKAP 2024.

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KEMPR’S MEETING

KEMPR Telkom has held 23 Committee meetings throughout 2023, with the attendance level of KEMPR members as follows:

No	Date	Meetings Agenda/Discussion
1	Wednesday, January 4, 2023	Discussion of Strategic Fit Project Grand
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	N/a	√	N/a
2	Friday, January 20, 2023	Batam Data Center Initiative Approval Discussion
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	N/a	√	N/a
3	Friday, March 10, 2023	Risk Management Implementation
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	N/a	√	√
4	March 8, 13, 17, 21, 2023	FMC Discussion for Financial, Legal &; Risk, Network &; IT, HR, Marketing &; Communication Aspects
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	N/a	√	√
5	Monday, April 10, 2023	Discussion of RJPP Draft Update
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	N/a	√	√
6	Monday, April 17, 2023	Telkom Infra Performance Monitoring
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	N/a	√	√
7	Friday, May 05, 2023	EFT Performance Monitoring
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	N/a	√	√
8	Wednesday, May 17, 2023	Final Approval Project Grand Discussion
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	N/a	√	√
9	Friday, May 26, 2023	Telkom Metra Performance Monitoring
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	N/a	√	√
10	June 06, 19, 20, 21, 22, 2023	The Company's Work Plan and Budget Changes (RKAP-P) for 2023
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	N/a	√	√
11	Wednesday, August 09 2023	PINS Performance Monitoring
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
12	Wednesday, 23 August 2023	CSS Discussion 2024 - 2026
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
13	Thursday, August 24, 2023	Telin Performance Monitoring
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
14	Friday, August 25, 2023	Discussion of Strategic Fit Approval for Project Conversion
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√

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No	Date	Meetings Agenda/Discussion
15	Thursday, September 14, 2023	Final Approval Project Grand Discussion (Consolidation of Telin SG to TDE)
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
16	Monday, September 18, 2023 Attendance List	Final Approval Project infraco (Establishment of Infraco Subsidiary)
		AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
17	Thursday, 12 October 2023	Telkomsat Performance Monitoring
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
18	23 - 31 October and 01-03 November 2023	The Company's Work Plan and Budget for 2024
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
19	Thursday, November 23, 2023	Risk Management Monitoring
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	-	√	√	√
20	Thursday, December 14, 2023	Discussion on Removing the Uncollectible Receivables Book in 2023
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
21	Friday, December 15, 2023	Discussion of Capex Release Phase 1 of RKAP 2024
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
22	Monday, December 18, 2023	Telkom Sigma Monitoring
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
23	Monday, December 20, 2023	Further Discussion of Project Infraco
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√

Committee for Planning and Risk Evaluation and Monitoring’s Meeting Attendance in 2023

No.	Name	Total of Meetings	Total of Attendance	Percentage of Attendance (%)
1.	Arya Mahendra Sinulingga	23	23	100
2.	Bambang P.S. Brodjonegoro	23	23	100
3.	Bono Daru Adji	23	23	100
4.	Isa Rachmatarwata	23	23	100
5.	Ismail	23	23	100
6.	Rizal Mallarangeng	23	22	96
7.	Silmy Karim(1)	14	14	100
8.	Embun Prowanta	23	23	100
9.	Siswa Rizali	23	23	100
10.	Janson	22	22	100

Remark:

1.	Since June 27, 2023

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KEMPR’S EDUCATION AND TRAINING

In 2023, Telkom has included KEMPR members to improve their competence, through education and/or training as shown in the table below.

Training and Education Attended by Committee for Planning and Risk Evaluation and Monitoring 2023

No.	Name	Training Program	Date	Location
1.	Siswa Rizali	Mobile World Congress 2023	February 27 – March 2, 2023	Barcelona
		Telefonica B2B IT Services Benchmarking	March 03, 2023	Madrid
		NCS B2B IT Services Benchmarking	August 04, 2023	Singapore
		McKinsey Digital Capability Center	August 04, 2023	Singapore
		BSE GRC Masterclass: Risk Management Effectiveness Evaluation	September 07, 2023	Online BUMN School
		ESG for Boards: Governance of ESG	September 29, 2023	Online BUMN School
		Thales B2B IT Services Benchmarking	October 16, 2023	Paris
		Unleash World: HR Tech & Digitalization Conference	October 16-17, 2023	Paris
		CG Methodology and Environmental and Social Management Systems	November 06, 2023	Online BUMN School
2.	Janson	Securities Trader Intermediary advanced education training	March 2023	Propami
		Benchmark to HUawei Head Quarter and Huawei Research Development Center	13 – 15 June 2023	China
		Benchmark to Tencent Head Quarter and Data Center Business	13 – 15 June 2023	China
		Benchmark to ZTE Head Quarter	13 – 15 June 2023	China
		Executive Development Program, DEB SV UGM and G-Multi	July 2023	Yogyakarta
		BSE GRC Masterclass: Risk Management Effectiveness Evaluation	September 07, 2023	Online BUMN School
		ESG for Boards: Governance of ESG	September 29, 2023	Online BUMN School
		CG Methodology and Environmental and Social Management Systems	November 06, 2023	Online BUMN School
		Benchmark with companies Mintly, 2NS, Aves Netsec, Alto University, Gofore, SSH, Ubisecure, and Artic which are cybersecurity companies.	November 28—29, 2023	Finland
		Slush Event 2023 (Benchmark with companies Magnotherm, Stedy Ebergy, Holy, Tozero, Synergi, BBVA and Mettsa Group (Financiar European startup)	November 30 to December 01, 2023	Finland

Remark:

*	Education and Training of KEMPR members who are members of the Board of Commissioners can be seen in the Education and Training of the Board of Commissioners.

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BOARD OF DIRECTORS

Based on Law No. 40 Year 2007 regarding Limited Liability Companies, the Board of Directors is an organ of the Company which is authorized and fully responsible to Company’s management for the Company’s interest, in accordance with the aims and objectives of the Company, and represents the Company both inside and outside the court in accordance with the provisions of the Articles of Association and laws and regulations. Telkom’s Board of Directors must comply with the Articles of Association of the Company, Board of Directors’ Charter, and laws and regulations and must implement the principles of professionalism, efficiency, transparency, independence, accountability, responsibility, and fairness.

BOARD OF DIRECTORS’ CHARTER

Telkom has a guideline for Work Procedures of the Board of Commissioners and Directors (Board Manual) which is outlined in the Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia Tbk. The Board Manual serves as a guide for the Board of Directors in carrying out their duties and contains work rules, authority, duties, responsibilities, obligations, division of tasks, meetings, provisions on conflicts of interest, share ownership, mechanism arrangements, and division of work between members of the Board of Directors which are not regulated in the budget. The Company's principles and applicable statutory provisions. Through the Board of Directors Manual, the Company hopes that the Directors' performance can be more focused and synergistic with each other.

BOARD OF DIRECTORS’ AUTHORITIES, DUTIES, AND RESPONSIBILITIES

The management of the TelkomGroup is carried out through the TelkomGroup Board of Executives (BoE), which is coordinated by the Main Director of Telkom as the Chief of Executive (CEO) of the TelkomGroup. The main duties of the President Director are:

a.

Coordinating the process of structuring and/or reconstructing aspects of the Company's philosophy which includes but is not limited to the vision, mission, goals, corporate culture, and leadership architecture;

b.

Formulate and state the strategic direction in order to condition the Company's ability to achieve sustainable competitive growth in the entire TelkomGroup business portfolio and risk control as well as interacting with external constituents;

c.	Controlling the strategic planning function within the scope of the TelkomGroup and directing growth efforts with a focus on new business portfolios;
d.	Controlling the direction of the Company and the TelkomGroup in driving new business, entering/developing new markets, as well as internationalization/regionalization;
e.

Controlling the management of strategic aspects of the functions of finance and risk management, human capital, digital business, and strategic portfolios in all business portfolios carried out within the scope of the TelkomGroup;

f.

Leading the development process for TelkomGroup leaders, as well as appointing and dismissing office holders in certain positions in accordance with stipulated career management regulations, as well as coaching TelkomGroup leaders;

g.	Periodically reporting the Company's performance in accordance with the provisions applicable to public companies; and;
h.

Establish policies and decisions related to the management of the Company and the TelkomGroup as referred to in letters a through g and other matters that have not been formulated in the duties and authorities of each member of the Board of Directors in this regulation.

In carrying out his duties, the President Director is assisted by several Directors. The following table is the duties and responsibilities of each Director according to their field:

Table of Content

Directorship	Duties and Responsibilities
Director of Enterprise & Business Service (Director of EBIS)
1.
In addition to his duties as a member of the Board of Directors, the EBIS Director is responsible for business strategy in the context of conditioning sustainable competitive growth through winning competitions and growing the corporate segment business portfolio (enterprise, government, and business).

2.
The Director of EBIS, as a member of the Board of Executive was appointed as CEO of Enterprise Business and is tasked with carrying out the parenting strategy function through strategic control, coordination, and subsidiary performance management in the context of creating company value through optimizing and harmonizing interrelationships between the parent and all entities managing CFU operations Enterprise Business within the scope of TelkomGroup.

Director of Wholesale & International Service (Director of WINS)
1.
In addition to his duties as a member of the Board of Directors, the Director of WINS is responsible for business strategy in the context of conditioning sustainable competitive growth through winning competitions and growing the business portfolio in the wholesale and international segment.

2.
The Director of WINS as part of the Board of Executive members was appointed as CEO of Wholesale & International Business who is tasked with carrying out the parenting strategy function through strategic control, coordination, and subsidiary performance management in the context of creating company value through optimizing and harmonizing interrelationships between the parent and all managing entities CFU operations Wholesale & International Business (WIB) within the scope of TelkomGroup.

Director of Strategic Portfolio (Director of SP)
1.
In addition to his duties as a member of the Board of Directors, the SP Director is responsible for providing a corporate-level strategy formulation, which includes directional strategy, portfolio strategy, and parenting strategy, as well as exploring new sources of growth for the growth of TelkomGroup's business portfolio through alliances & acquisitions.

2.
The SP Director, as part of the Board of Executive members was appointed as Chief Strategic Officer (CSO) who is tasked with implementing functional strategy and business development parenting strategy in the context of creating company value through optimizing and harmonizing strategy and business development management within the scope of TelkomGroup.

Director of Digital Business (Director of DB)
1.
In addition to his duties as a member of the Board of Directors, the DB Director is responsible for the availability of innovation strategy formulation to optimize coherent digital service business exploration within the scope of TelkomGroup.

2.
The DB Director, as part of the Board of Executive members was appointed as Chief Digital and Innovation Officer (CDIO) who is tasked with implementing the digital business functional parenting strategy in the context of creating company value through optimizing and harmonizing digital business management within the scope of TelkomGroup.

Director of Network & IT Solution (Director of NITS)
1.
In addition to his duties as a member of the Board of Directors, the NITS Director is responsible for the business strategy to leverage the Company's resource capabilities to grow/enlarge/exploit established businesses/services through the utilization of infrastructure and IT to support the TelkomGroup's business portfolio in a synergistic manner as well as transforming the Network/IT infrastructure at TelkomGroup to increase operational management efficiency by prioritizing investment in networks and IT systems to accelerate digital business growth.

2.
The NITS Director, as part of the Board of Executive members was appointed as Chief Information Technology Officer (CITO) who is tasked with implementing parenting strategies to increase company value through optimizing and harmonizing NITS functional management within the scope of TelkomGroup.

Director of Finance and Management Risk (Director of KMR)
1.
In addition to his duties as a member of the Board of Directors, the KMR Director is responsible for the availability of directional strategy formulation, portfolio strategy, and parenting strategy, especially from the company's financial, supply, and risk management aspects to realize sustainable competitive growth within the scope of the TelkomGroup.

2.
The Director of KMR as part of the members of the Board of Executives, is appointed as Chief Financial & Risk Officer (CFRO) who is tasked with implementing TelkomGroup's functional financial and risk management parenting strategy, including controlling asset management and asset leverage by implementing strategic control, coordination and subsidiary performance management in the context of creating company value through optimizing and harmonizing interrelationships between the parent and all operational management entities and subsidiaries FU Finance & Risk Management.

Table of Content

Directorship	Duties and Responsibilities
Director of Human Capital Management (Director of HCM)
1.
In addition to his duties as a member of the Board of Directors, the HCM Director acts as a strategic partner for the business lines and corporate functions of TelkomGroup's human capital management, supporting business units and subsidiaries through developing a center of excellence for human capital management functions, providing guidance and policies in implementing alignment and strategic human capital integration, as well as integrating the talent management system.

2.
The HCM Director as part of the members of the Board of Executives, is appointed as Chief Human Capital Officer (CHCO) who is tasked with implementing the functional human capital management parenting strategy within the scope of the TelkomGroup and managing the supervision of the Pension Fund and the Telkom Foundation by implementing strategic control, coordination and foundation performance management in order to create company value through optimizing and harmonizing interrelationships between the parent and all operational management entities of the FU HCM Subsidiaries.

Director of Group Business Development (Director of GBD)
1.
In addition to his duties as a member of the Board of Directors, the GBD Director is responsible for the business development and corporate strategic governance covering development strategy, alignment strategy, business planning, and business development to build competitive advantage for the growth engine of the business portfolio.

2.
The GBD Director, as part of the Board of Executive members, is appointed as CEO of Growth Business (GB) who is tasked with implementing parenting strategy, functional strategy & business development in the context of creating Company value through optimizing and harmonizing the interrelation between parent and CFU Group Business Development (GBD) operations within the scope of TelkomGroup.

Furthermore, in the event of Company’s losses, each member of the Board of Directors is jointly and severally liable for losses caused by errors or negligence in carrying out their duties. Members of the Board of Directors are not responsible for the Company's losses if they can prove it:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed actions in good faith, with full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either, directly or indirectly, for the management activities causing the loss; and
4.	They have taken the action to prevent the occurrence or continuation of such loss.

BASIS OF APPOINTMENT OF THE BOARD OF DIRECTORS

The selection and appointment of members of Telkom Board of Directors are carried out through the GMS by considering the competency, expertise, integrity, and background required by the Company. Selected prospective members must meet the criteria and requirements specified in the fit and proper test.

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EDUCATION, TRAINING, SEMINAR, AND CONGRESS

Telkom provides opportunities for members of the Board of Directors to participate in various education, training, and similar activities to develop their knowledge and skills. The education and/or training programs that members of the Board of Commissioners will participate in during 2023 are as follows:

Education, Training, Seminar, and Congress of Member of the Board of Directors in 2023

No.	Event	Date	Institution	Location	Directors Who Attended
1.	GRC Masterclass “Sosialisasi pemeringkatan BUMN & Anak Perusahaan”	September 14, 2023	Minister of SOE	Online Zoom	All BoD
2.	GRC Masterclass – ESG for Boards – Governance of ESG	September 27, 2023	Minister of SOE	Online Zoom	BoD & BoC
3.	GRC Masterclass – GRC Integrated Information for Supervisory Board	October 05, 2023	Minister of SOE	Online Zoom	BoD & BoC
4.	GRC Masterclass – Corporate Governance Methodology and Environmental and Social Management Systems	October 25, 2023	Minister of SOE	Online Zoom	BoD & BoC
5.	FGD with Badan Pengawasan Keuangan dan Pembangunan (BPKP)	August 14, 2023	BPKP	Nusa Dua Bali	CEO
6	Direction on preventing corruption in SOE	January 11, 2023	Minister of SOE	Jakarta	CEO
7	Fortune Summit	March 16, 2023	Fortune Indonesia	Jakarta	CEO
8	Socialization of several SOE Ministerial Regulation	March 27, 2023	Minister of SOE	Jakarta	CEO, Dir of KMR, Dir of HCM
9	Microsoft CEO Summit	May 10-11, 2023	Microsoft	Seattle, USA	CEO
10	Asian Indo Pacific Forum (AIPF)	September 5, 2023	Minister of foreign affairs and Ministry of SOE	Jakarta	CEO, Dir of EBIS
11	Training and Certified Risk Governance Professional	October 2023	LPK MKS	Online Zoom	All BoD & BoC
12	BLMI GRC Masterclass – Pre IPO and Post IPO	September 14, 2023	SOE Leadership & Management Institute	Jakarta (Online)	Dir of DB
13	ESG for Boards – Governance of ESG	October 4, 2023	SOE School of Excellence	Jakarta (Online)	Dir of DB
14	Certified Risk Executive Leader	2023	GIACorpu (BPKP)	Jakarta	Dir of KMR
15	Qualified Risk Governance Professional	November 2, 2023	LSP MKS	Jakarta	Dir of KMR, Dir of GBD, Dir of WINS, Dir of NITS
16	Qualified Risk Governance Professional (QRGP)	October 2023	CRMS Indonesia	Jakarta	Dir of NITS
17	GRC Integrated Information for Supervisory Board	October 2023	SOE School of Excellent	Jakarta	Dir of NITS
18	GRC Masterclass: CG Methodology and Environmental and social management system	October 2023	SOE School of Excellent	Jakarta	Dir of NITS
19	Chief Business Development Officer Innovation School	February 10-11, 2023, & March- April 2023	Leadership Management Institute	Bali, & Online	Dir of SP
20	Stewardship & Portfolio Management Training Program	November 7-9, 2023	Forum Human Capital Indonesia	Singapore	Dir of SP

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No.	Event	Date	Institution	Location	Directors Who Attended
21	Qualified Governance Risk Governance Professional	October 31, 2023	LSP MKS	Jakarta	Dir of SP
22	Colloquium of merger & acquisition of SOE.	November 30, 2023	Minister Of SOE	Singapore	Dir of SP
23	Risk Management	October 2023	BNSP (Badan Nasional Sertifikasi Profesi)	Jakarta	Dir of EBIS
24	CHRO School of SOE	October 13-14, 2023, and November 17, 2023	Minister of SOE	Merusaka, Nusa Dua, Bali	Dir of HCM
25	Qualified Risk Governance Professional - QRGP	October 31, 2023	BNSP	Online	Dir of HCM
26	BLMI Masterclass – Chief Human Resources Officer (CHRO)	January 4, 2023	Minister of SOE	Mandiri Corporate University, Jakarta Barat	Dir HCM
27	Training and Qualified Risk Governance Professional – QRGP	September – Oktober 2023	CRMS & LPK MKS	Online	Dir HCM
28	BSE GRC Master Class: “Sosialisasi Pemeringkatan BUMN & Anak Perusahaan BUMN.”	September 14, 2023	SOE School of Excellence	Online	Board of Director and Commissioner
29	BUMN GRC Master Class 2023: ESG for Boards - Governance of ESG.	September 27, 2023	SOE School of Excellence	Online	Board of Director and Commissioner
30	GRC Masterclass Program 2023: GRC Integrated Information for Supervisory Board.	October 5, 2023	SOE School of Excellence	Online	Board of Director and Commissioner
31	GRC Masterclass Program 2023: CG Methodology and Environmental and Social Management Systems.	October 25, 2023	SOE School of Excellence	Online	Board of Director and Commissioner

BOARD OF DIRECTORS’ DIVERSITY

As stated in Law no. 39 of 1999 regarding Human Rights, Telkom upholds equal human rights by guaranteeing no discrimination in selecting and appointing Directors. Members of the Board of Directors are chosen because they are professionals with suitable skills and integrity following Telkom's needs in the digital era. The results of the 2022 AGMS appointed nine members of the Board of Directors are male with one female member. This decision was based on the selection results without discrimination against certain genders.

Board of Directors’ Diversity as of December 31, 2023

No.	Name	Position	Gender	Background of Expertise and Skill	Level of Education
1.	Ririek Adriansyah	President Director	Male	Electrical Engineering	Bachelor
2.	Heri Supriadi	Director of KMR	Male	Business Management	Doktor
3.	FM Venusiana R.	Director of EBIS	Female	Electrical Engineering	Master
4.	Herlan Wijanarko	Director of NITS	Male	Electrical Engineering	Master
5.	Muhamad Fajrin Rasyid	Director of DB	Male	Informatics Engineering	Bachelor
6.	Budi Setyawan Wijaya	Director of SP	Male	Industrial Engineering and Management	Master
7.	Afriwandi	Director of HCM	Male	Industrial Engineering	Master
8.	Bogi Witjaksono	Director of WINS	Male	Telecommunication Engineering	Master
9.	Honesti Basyir	Director of GBD	Male	Corporate Finance	Master

Remarks:

KMR Finance & Risk Management, EBIS Enterprise & Business Service, NITS Network & IT Solution, DB Digital Business, SP Strategic Portfolio, HCM Human Capital Management, WINS Wholesale & International Service, GBD Group Business Development.

Table of Content

Telkom supports the diversity of members of the Board of Directors, especially regarding gender diversity as stated in the Policy. Currently, there is one woman as a member of the Board of Director whose position as Director of EBIS.

BOARD OF DIRECTORS’ DOUBLE POSITION

In 2023, there will be members of the Telkom Board of Directors who hold concurrent positions, both in the Parent Company, Subsidiaries, and other entities, as presented in the following table:

Board of Directors’ Double Position as of December 31, 2023

No.	Name	Telkom		Subsidiaries	Other Entities
		Position	Other Position
1.	Ririek Adriansyah	President Director	None	None	None
2.	Heri Supriadi	Director of KMR	Commissioner	PT Telekomunikasi Selular (Telkomsel)	None
3.	FM Venusiana R.	Director of EBIS	None	None	None
4.	Herlan Wijanarko	Director of NITS	Commissioner	PT Dayamitra Telekomunikasi	None
5.	Muhamad Fajrin Rasyid	Director of DB	Commissioner	a. PT Digiserve	None
			Commissioner	b. PT MDI
6.	Budi Setyawan Wijaya	Director of SP	Commissioner	a. PT Sigma Cipta Caraka	None
			Member of the Board of Supervisor	b. Yayasan Pendidikan Telkom
7.	Afriwandi	Director of HCM	None	None	None
8.	Bogi Witjaksono	Director of WINS	Commissioner	a. PT Telekomunikasi Indonesia Internasional	None
			Commissioner	b. PT Telkom Satelit
			Commissioner	c. PT Telkom Data Ekosistem
9.	Honesti Basyir	Director of GBD	None	None	None

Remarks:

KMR Finance & Risk Management, EBIS Enterprise & Business Service, NITS Network & IT Solution, DB Digital Business, SP Strategic Portfolio, HCM Human Capital Management, WINS Wholesale & International Service, GBD Group Business Development.

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BOARD OF DIRECTORS’ SELF ASSESSMENT POLICY

Based on Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia Tbk, self-assessment policy is implemented to assess the performance of the Board of Directors. The assessment is carried out by each member of the Board of Directors by evaluating the performance of the Board of Directors in a collegial manner, not by evaluating individual performance. This policy is a form of accountability for assessing the performance of the Board of Directors so each member can contribute to improving the performance of the Board of Directors on an ongoing basis. More complete information regarding the Directors' self-assessment policy can be seen on the Telkom website in the GCG menu - Directors and Board of Commissioners Work Guidelines.

BOARD OF DIRECTORS’ COLLEGIATE ASSESSMENT

No.	KPI	Unit	Target	Polarity	Bobot
A. Economic and Social Value for Indonesia
1	Financial Performance
	a. Revenue Consolidated	T Rp	156,22	Maximize	3
	b. EBITDA Consolidated	T Rp	83,96	Maximize	6
	c. Telkomsel EBITDA	T Rp	54,74	Maximize	4
2	Operating Cash Capability and Economic Value-Added
	a. Free Cash Flow	T Rp	34,23	Maximize	5
	b. ROIC≥WACC	%	6,2	Maximize	5
3	Funding Debt Ratio	%	100	Maximize	5
4	Operational Excellence
	a. Home Served/Home Passed	%	45,5	Maximize	4
	b. CAPEX to Revenue	%	28,7	Maximize	4
	c. Mobile Data Revenue Share	%	48,38	Maximize	4
5	Social Impact	%	100	Maximize	5
B. Business Model Innovation
6	External Revenue
	a. B2B Digital	T Rp	17,46	Maximize	5
	b. B2C Digital	T Rp	11,19	Maximize	5
7	TMT cluster synergy: The effectiveness of Telkom Synergy with Cluster Members (PFN, Peruri, Antara)	Time	Dec 2023	Maximize	5
C. Technology Leadership
8	Project milestone completion for planned 5G initiatives: Infrastructure preparation to support 5G	Sum	16	Maximize	2
9	5G Readiness: % of fiber-connected towers, Number of piloting use cases, and 5G implementation cities (strengthening 5G implementation)%		100	Maximize	3
D. Investment Increase
10	Telkom Digital Venture:
	a. Telkom Venture Fund Value	T Rp	9,06	Maximize	3
	b. Money multiplier	x	1,3	Maximize	3
11	TELKOM MPF effectiveness: Winter Strategy implementation for startups and potential unicorns	Time	Dec 2023	Maximize	3
12	Value Creation Effectiveness
	a. Subs with ROIC>WACC	%	50	Maximize	3
	b. Streamlining program effectiveness	%	100	Maximize	3
13	Data Center
	a. Strategic Partnership	Time	Jun-23	Maximize	3
	b. Capacity Expansion	%	100	Maximize	2
E. Talent Development

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No.	KPI	Unit	Target	Polarity	Bobot
14	Female talent and millennial talent
	a. Ratio of Women in nominated talent	%	18	Maximize	5
	b. Ratio of Top Young Talent in Nominated Talent	%	6	Maximize	5
15	Digital capability readiness (build)	Talent	2.500	Maximize	5
	Total				100

BOARD OF DIRECTORS’ MEETING

Based on the Company's Articles of Association, the Telkom Board of Directors must hold internal meetings monthly and at any time necessary. The Board of Directors must also hold joint meetings with the Board of Commissioners at least once every 4 months. If more than half of the total number of members of the Board of Directors are present or legally represented at the meeting, a quorum can be achieved. Each member of the Board of Directors present or legally represented has one vote.

Decision-making at meetings is carried out by prioritizing deliberation to reach a consensus. If consensus cannot be reached, decisions are made based on the majority vote of the members of the Board of Directors who are present or legally represented. Throughout 2023, Board of Directors meetings have been held 68 times. The following tables present the frequency of attendance of members of the Board of Directors at meetings during 2023.

Board of Directors’ Attendance and Agenda at Internal Meetings

No.	Date	Meeting’s Agenda
1.	January 3, 2023	1.	Operational Performance Report & Revenue W4 December 2022
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	-	√	-	√	√	N/A
2.	January 10, 2023	1.	Report of Limited Meetings Agenda
		2.	Report of Limited Meetings Agenda
		3.	Report of TelkomClick 2023
		4.	Operational Performance Report & Revenue W1 January 2023
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
3.	January 17, 2023	1.	Operational Performance Report, Revenue & SI Program Action Based YtD December 2022 (Outlook)
		2.	Report of Update New Telkom Corporate Uniform
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	-	N/A
4.	January 24, 2023	1.	Report of Company Performance YtD December 2022
		2.	Update litigation cases EoY 2022
		3.	Handling/Negotiating with Sekar for the Implementation of the Five BMs: PKB IX dan Employee Transfer Policy
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
5.	January 27, 2023	1.	Operational Performance Report and Revenue YtD December (Closing) 2022 and W3 January 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
6.	January 29, 2023	1.	Report of Indihome Business Plan
		2.	Report of Indicative Valuation/Transaction Structure
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
7.	January 31, 2023	1.	Report of Limited Meetings Agenda
		2.	Operational Performance Report & Revenue w4 January 2023

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No.	Date	Meeting’s Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	-	√	√	√	√	√	√	N/A
8.	February 7, 2023	1.	Operational Performance Report & Revenue YtD January 2023 (Outlook)
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	-	√	-	√	N/A
9.	February 14, 2023	1.	Operational Performance Report and Revenue W1 February 2023
		2.	Kick Off Satgas Transformation B2B Service
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	-	√	N/A
10.	February 21, 2023	1.	Report of Limited Meetings Agenda
		2.	Report of Limited Meetings Agenda
		3.	Report of Limited Meetings Agenda
		4.	Operational Performance Report, Revenue & SI Program Action Based YtD January (Closing) 2023 and W2 February 2023
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	-	√	N/A
11.	February 28, 2023	1.	Report of Limited Meetings Agenda
		2.	Operational Performance Report & Revenue W3 February 2023
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
12.	March 7, 2023	1.	Operational Performance Report & Revenue YtD February 2023 (Outlook)
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	-	√	√	√	N/A
13.	March 14, 2023	1.	Operational Performance Report and Revenue W1 March 2023
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		-	√	√	√	√	√	√	√	N/A
14.	March 20, 2023	1.	Update Acceleration Payment of Mansol Telkomsat (addition to the Perhutani project)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
15.	March 24, 2023	1.	Financial Report Audited 2022
		2.	Review DEKOM for KPI Director Individual 2023
		3.	FMC Approval regarding Valuation, Asset Removal, Final CSA, WSA, TSA, License, and Post FMC
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
16.	March 27, 2023	1.	Report of Management YtD February 2023
		2.	Policy and Roadmap of ESG Implementation at TelkomGroup
		3.	Report of FMC
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
17.	March 28, 2023	1.	Operational Performance Report, Revenue & SI Program Action Based YtD February (Closing) 2023 and W2 March 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
18.	March 29, 2023	1.	Report of Final Approval FMC
		2.	Report of Telkomsel’s Dividend
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
19.	April 3, 2023	1.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A

Table of Content

No.	Date	Meeting’s Agenda
20.	April 4, 2023	1.	Operational Performance Report and Revenue W4 March 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
21.	April 11, 2023	1.	Operational Performance Report and Revenue YtD March 2023 (Outlook)
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
22.	April 12, 2023	1.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
23.	April 17, 2023	1.	Operational Performance Report and Revenue W2 April 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	-	√	√	√	N/A
24.	April 19, 2023	1.	Report of FMC Progress
		2.	Report of Company Performance YtD March 2023
		3.	Update on Personal Data Protection (PDP) and Cyber Security at TelkomGroup : Strengthening Governance and Tools
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
25.	April 27, 2023	1.	Operational Performance Report, Revenue & SI Program Action Based YtD March (Closing) 2023 and W3 April 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
26.	May 2, 2023	1.	Report of Limited Meetings Agenda
		2.	Operational Performance Report & Revenue W4 April 2023
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
27.	May 19, 2023	1.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
28.	May 26, 2023	1.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
29.	May 30, 2023	1.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	N/A
30.	May 31, 2023	1.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
31.	June 7, 2023	1.	Report of Proposed Group Business Development
		2.	Report of Renumeration of the Board of Directors and Commissioners of Subsidiaries
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
32.	June 13, 2023	1.	Operational Performance Report & Revenue YtD May 2023 (Outlook) and W1 June 2023
		2.	Report of Readiness of Celebrate Telkom’s Anniversary
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
33.	June 20, 2023	1.	Operational Performance Report & Revenue W2 June 2023
		2.	Report of Limited Meetings Agenda
		3.	Report of Limited Meetings Agenda

Table of Content

No.	Date	Meeting’s Agenda
		4.	Report of Limited Meetings Agenda
		5.	Sharing Session Generative AI by BCG
		6.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	-	√	√	√
34.	June 26, 2023	1.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
35.	June 27, 2023	1.	Operational Performance Report, Revenue & SI Program Action Based YtD May (Closing) 2023 and W3 June 2023
		2.	Report of Limited Meetings Agenda
		3.	Report of Spin Off Agreement Indihome
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	-	√	√	√
36.	July 4, 2023	1.	Operational Performance Report & Revenue W4 June 2023
		2.	Report of Limited Meetings Agenda
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	-	√	√	√
37.	July 11, 2023	1.	Operational Performance Report, Revenue YtD Juni 2023 (Outlook)
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
38.	July 18, 2023	1.	Operational Performance Report & Revenue W2 July 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
39.	July 21, 2023	1.	Company Performance YtD June 2023 and BoC concern
		2.	Update on Litigation Case TW II/2022
		3.	Explanation of Sinergy Telkomsel-Go-To 2020-2023
		4.	Telkom's Corporate Communication (Corcom) Strategy: Evaluation for Semester 1 2023 & Corcomm focus points in Semester 2 2023
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
40.	July 25, 2023	1.	Report of Limited Meetings Agenda
		2.	Operational Performance Report, Revenue & SI Program Action Based YtD June (Closing) 2023 and W3 July 2023
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	-	√	√
41.	August 1, 2023	1.	Sharing Session Business Partner SME Implementation on China (Macro, Geopolitics, Innovation/R&D and Supply Chain)
		2.	Report of Limited Meetings Agenda
		3.	Report of Limited Meetings Agenda
		4.	Operational Performance Report and Revenue W4 July 2023
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
42.	August 8, 2023	1.	Operational Performance Report & Revenue YtD July 2023 (Outlook)
		.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
43.	August 15, 2023	1.	Operational Performance Report & Revenue W2 August 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
44.	August 21, 2023	1.	Report of Infraco
		2.	Report of 1 on 1 SL Discussion

Table of Content

No.	Date	Meeting’s Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
45.	August 23, 2023	1.	Progress in Handling KDK for Audit Investigation (Outstanding > 1 years)
		2.	Evaluate of FMC Progress and Infraco
		3.	Company Performance YtD July 2023
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
46.	August 29, 2023	1.	Operational Performance Report & Revenue W4 August 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	-	√	√	√	√
47.	September 5, 2023	1.	Report of Progress ASEAN-Indo-Pacific Forum 2023
		2.	Report of Limited Meetings Agenda
		3.	Operational Performance Report & Revenue YtD August 2023 (Outlook)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	-	√	√	√
48.	September 12, 2023	1.	Operational Performance Report and Revenue W1 September 2023
		2.	Report of Certification Program “Qualified Risk Governance Professional” for Board of Directors and Board of Commissioners.
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
49.	September 19, 2023	1.	Operational Performance Report, Revenue & SI Program Action Based YtD August (Closing) 2023 and W2 September 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
50.	September 21, 2023	1.	Discussion on Proposed Changes to Pension Fund Regulations (PDP) Telkom
		2.	Company Performance YtD August 2023
		3.	Evaluate of FMC Progress
		4.	Submission of Proposals regarding Company Risk Categories in accordance with SOE Minister’s Regulation No.02/2023
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
51.	September 26, 2023	1.	Operational Performance Report & Revenue W4 September 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
52.	October 3, 2023	1.	Operational Performance Report & Revenue W4 September 2023 (Outlook)
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		-	√	√	√	√	√	√	√	√
53.	October 10, 2023	1.	Operational Performance Report and Revenue YtD September 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
54.	October 17, 2023	1.	Operational Performance Report & Revenue W2 October 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		-	√	-	√	-	√	√	√	√
55.	October 20, 2023	1.	Company Performance YtD September 2023
		2.	Update Progress FMC : Aspect Go To Market
		3.	Report of Compliance Telkom and Telkomsel to fulfilling obligations as Data Controller and/or Data Processor in accordance with the Personal Data Protection Law
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√

Table of Content

No.	Date	Meeting’s Agenda
56.	October 24, 2023	1.	Operational Performance Report, Revenue & SI Program Action Based YtD August (Closing) 2023 and W2 September 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	-	√	√	√
57.	October 25, 2023	1.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
58.	October 31, 2023	1.	Operational Performance Report & Revenue W4 October 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	-	√	√	√	√	√
59.	November 1, 2023	1.	Report of Earning Call Q3 2023
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
60.	November 7, 2023	1.	Operational Performance Report & Revenue YtD October 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	-	-	√	√	√
61.	November 10, 2023	1.	Report of Final Draft RKAP 2024 (Including response to RKAP 2024 Concerns from the Board of Commissioners during 1 0n 1 session)
		2.	Report of Five Bold Moves: Reconfirming Position and Strategic Alignment of Subsidiaries in Implementing Five Bold Moves
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
62.	November 14, 2023	1.	Operational Performance Report & Revenue W2 November 2023
		2.	Update on LKPP Progress and Committee Decision
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
63.	November 21, 2023	1.	Company Performance Report YtD October 2023 and BoC Concern routine
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	-	√	√	√	√	√	√	√
64.	November 28, 2023	1.	Operational Performance Report & Revenue W4 November 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	-	√	√	√	√	√	√	√
65.	December 5, 2023	1.	Operational Performance Report & Revenue YtD November 2023 (Outlook)
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
66.	December 12, 2023	1.	Operational Performance Report & Revenue W1 December 2023
		2.	Update Competitive Intelligence Icon+ and Lintas Artha
		3.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	-	√	√	√	√	-	√	√
67.	December 19, 2023	1.	Operational Performance Report, Revenue & SI Program Action Based YtD November (Closing) 2023 and W2 September 2023
		2.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	-	√	-	√	√
68.	December 28, 2023	1.	Operational Performance Report & Revenue W3 December 2023
		2.	Report of Progress Satgas Impact Centre Digital Connectivity Service Governance and Orchestration (DCSGO)
		3.	Report of TelkomClick 2024

Table of Content

No.	Date	Meeting’s Agenda
		4.	Report of Limited Meetings Agenda
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	-	-	√	√	√

Remark:

RA	Ririek Adriansyah	BSW	Budi Setyawan Wijaya
HS	Heri Supriadi	AW	Afriwandi
FMV	FM Venusiana R.	BW	Bogi Witjaksono
HW	Herlan Wijanarko	HB	Honesti Basyir
MFR	Muhamad Fajrin Rasyid

Recapitulation of Board of Directors’ Attendances at Internal Meeting

No.	Name	Position	Total of Meetings	Total of Attendance	Percentage of Attendance(%)
1.	Ririek Adriansyah	President Director	68	66	97,06%
2.	Heri Supriadi	Director of KMR	68	64	94,12%
3.	FM Venusiana R	Director of EBIS	68	67	98,53%
4.	Herlan Wijanarko	Director of NITS	68	65	95,59%
5.	Muhamad Fajrin Rasyid	Director of DB	68	59	86,76%
6.	Budi Setyawan Wijaya	Director of SP	68	58	85,29%
7.	Afriwandi	Director of HCM	68	61	89,71%
8.	Bogi Witjaksono	Director of WINS	68	66	97,06%
9.	Honesti Basyir	Director of GBD	39	39	100%

Table of Content

CORPORATE SECRETARY

In accordance with POJK No. 35/POJK.04/2014 Regarding Corporate Secretary of Issuers or Public Companies, Telkom has the function of Corporate Secretary/Investor Relations, which facilitates internal communication between the Board of Directors and the Board of Commissioners. The Corporate Secretary is a company organ that plays an essential role in facilitating internal company communications, establishing relationships between the Company and its Shareholders, Government, Financial Services Authority, and other stakeholders, as well as ensuring the Company's compliance with regulations relating to the Capital Market.

CORPORATE SECRETARY’S DUTY AND RESPONSIBILITY

The Corporate Secretary has the following duties and responsibilities:

1.	Preparing and organizing GMS, including the material, particularly the Annual Report;
2.	Attending the Board of Directors’ Meetings and Joint Meetings between the Board of Commissioners and Board of Directors;
3.	Managing and maintaining documents related to the Company’s activities, including the GMS’s documents and other important documents of the Company; and
4.	Determining criteria regarding the types and contents of information that can be presented to the Stakeholders, including information that can be published as public documents.

CORPORATE SECRETARY’S FUNCTIONS

The functions of Corporate Secretary include:

1.	To prepare and communicate accurate, complete, and timely information regarding the performance and prospect of the Company to Stakeholders.
2.	To synergize with related units, including the subsidiaries, for socialization, implementation, monitoring and reviewing of GCG, and its implementation.
3.	To assist the Board of Directors in various activities, information, and documentation, among others:
	a.	Preparing the Register Book of Shareholders;
	b.	Attending the Board of Directors’ meetings and preparing its minutes of meetings; and
	c.	Preparing and organizing GMS.
4.	To publish the company’s information in a tactical, strategic, and timely manner.

CORPORATE SECRETARY’S PROFILE

Anetta Hasan
Age 36 years old
Nationality Indonesia
Domicile Jakarta, Indonesia
Educational Background
2010	Bachelor of Economic, Universitas Indonesia
Basis of Appointment
Resolution of the Board of Directors
Term of Office
November 1, 2023 – up to present
Career Experience
2021 - 2022	Institutional Equity Sales, Macquarie Sekuritas
2010 - 2020	Head of Equity Capital Market, Danareksa Sekuritas

Table of Content

CORPORATE SECRETARY’S IMPLEMENTATION TASKS

Telkom's Corporate Secretary has organized various activities throughout 2023, including:

1.	Prepare the implementation of the Annual GMS and Extraordinary GMS;
2.	Attend seminars, workshops, and other events as a Telkom representative;
3.	Attend TelkomGroup Leadership Meetings, Board of Directors Meetings, and joint meetings with leaders at TelkomGroup;
4.	Holding Earnings Calls, Investor Meetings, and Investor Days;
5.	Prepare Annual Report, Sustainability Report, Infomemo, and other incidental reports.
6.	Provide opinions and input on corporate actions carried out at TelkomGroup, in relation to the Capital Market.

No.	Date	Event Name	Organizers	Location
1.	January 16-17, 2023	Nomura Verdhana Indonesia Corporate Day 2023	Nomura	Online
2.	February 2, 2023	Mandiri Investment Forum	Mandiri Sekuritas	Jakarta
3.	March 9-10, 2023	19th CITIC CLSA ASEAN Forum	CLSA	Bangkok
4.	March 20-21, 2023	26th Credit Suisse Asian Investment Conference	Credit Suisse	Hong Kong
5.	May 3-4, 2023	Non-Deal Roadshow FMC	Mandiri Sekuritas	Singapore
6.	May 4, 2023	Non-Deal Roadshow FMC	Mandiri Sekuritas	Hong Kong
7.	May 10, 2023	Non-Deal Roadshow FMC	Mandiri Sekuritas	San Francisco
8.	May 11, 2023	Non-Deal Roadshow FMC	Mandiri Sekuritas	Boston
9.	May 11-12, 2023	Non-Deal Roadshow FMC	Mandiri Sekuritas	New York
10.	May 15, 2023	Non-Deal Roadshow FMC	Mandiri Sekuritas	Zurich
11.	May 17, 2023	Non-Deal Roadshow FMC	Mandiri Sekuritas	Copenhagen
12.	May 16-17, 2023	Non-Deal Roadshow FMC	Mandiri Sekuritas	London
13.	May 17, 2023	Jeffries Conference	Jeffries	London
14.	May 18, 2023	Non-Deal Roadshow FMC	Mandiri Sekuritas	Edinburgh
15.	May 9,10,11,12,23,24, 25, 2023	Non-Deal Roadshow FMC	Mandiri Sekuritas	Jakarta
16.	June 8-9, 2023	Nomura Investment Forum Asia 2023 - Asia's Time to Shine	Nomura	Sinagpore
17.	June 27, 2023	Morgan Stanley Virtual ASEAN Conference 2023	Morgan Stanley	Online
18.	August 18, 2023	Daiwa ASEAN Conference 2023	Daiwa	Singapore
19.	August 22-23, 2023	KIS Global Investors Conference	KIS Securities	South Korea
20.	September 12, 2023	Indonesia Corporate Day: Introducing Indonesia's Agile Equity Market	IDX-Mandiri Sekuritas	Shanghai
21.	September 13-14, 2023	30th CITIC CLSA Investors' Forum	CLSA	Hong Kong
22.	November 2-3, 2023	Emerging &; Frontier Market Virtual Investor Conference		Online
23.	November 6-7, 2023	Verdhana-Nomura Indonesia Conference 2023	Nomura	Jakarta
24.	November 13-14, 2023	JPMorgan 2023 Global TMT Conference in Asia	JPMorgan	Hong Kong
25.	November 15-16, 2023	Morgan Stanley Twenty-Second Annual Asia Pacific Summit	Morgan Stanley	Singapore
26.	November 20-21, 2023	Non-Deal Roadshow	UBS	Online
27.	November 27-28, 2023	Non-Deal Roadshow	UBS	Sydney
28.	December 11, 2023	Non-Deal Roadshow	JPMorgan	New York
29.	December 12, 2023	Non-Deal Roadshow	JPMorgan	Boston
30.	December 13, 2023	Non-Deal Roadshow	JPMorgan	Chicago

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CORPORATE SECRETARY’S TRAINING AND EDUCATION

Telkom provides various education and training to develop the competence of Corporate Secretaries. The education and/or training programs to be participated in during 2023 are as follows.

Training and Education Attended by Corporate Secretary 2023

No.	Date	Name of Activities
1.	September 2023	Financial Risk Analyst for Corporation
2.	Oktober 2023	Proficiency for Analyst in Finance and Investments

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INTERNAL AUDIT DEPARTMENT

Internal Audit (IA) Department is a section of TelkomGroup whose function is to provide an independent and objective view of the Company's business activities and help TelkomGroup achieve its goals through a systematic and disciplined approach in evaluating and improving the effectiveness of risk management, control, and implementation of good company governance. IA is also expected to provide added value and increase the effectiveness and efficiency of Telkom's business operations.

INTERNAL AUDIT CHARTER

Telkom has IA Charter No. SK.01/PW000/TEL-00000000/2024 dated January 3, 2024, which the President Director, President Commissioner, and Chair of the Audit Committee have approved. This IA Charter contains references and guidelines for IA in carrying out its duties, such as vision, mission, structure, status, duties, responsibilities, authority, and the code of ethics of IA and requirements for internal auditors.

INTERNAL AUDIT DEPARTMENT’S DUTIES AND RESPONSIBILITIES

Duties and responsibilities of IA Telkom, based on Internal Audit Charter, are:

1.

To prepare work plans and annual risk-based audit programs in line with the direction and development of the company's business and carry out work plans and audit programs that have been approved by the Audit Committee and approved by the President Director;

2.	To help the Company to ensure that internal controls and risk management systems have been implemented effectively and efficiently about:
	a.	Financial reporting to produce information that is free from material misstatement and by applicable standards and regulations;
	b.	Operational controls to ensure that management objectives are achieved appropriately;
	c.	Asset management has been carried out appropriately to protect assets from physical and legal risks and ensure optimal use of assets;
	d.	Ensure that the Company’s activities comply with the applicable laws and regulations.
3.	To monitor, analyze, and report on follow-up improvements that have been recommended;
4.	To develop evaluation methods and quality improvement programs for the activities and results of the Internal Audit in collaboration with the Audit Committee;
5.	To provide consultancy needed by the Company, Subsidiaries, Affiliated Companies, and Other Entities following the agreed scope of internal audit;
6.	To perform audit synergies with units that carry out the internal audit function in Subsidiaries, Affiliated Companies, and Other Entities;
7.

Follow up on reports of whistle-blowers coming through the Telkom Integrity Line regarding alleged fraud in the Company, Subsidiaries, and other Affiliated Entities, and submit reports to the Audit Committee and President Director.

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SVP INTERNAL AUDIT DEPARTMENT’S PROFILE

Daru Mulyawan
Age 52 years old
Nationality Indonesian
Domicile South Tangerang, Indonesia
Education Background
1996	Bachelor Degree of Accounting in Universitas Diponegoro.
Basis of Appointment

Resolution of the Board of Directors of the Company (Persero) PT Telekomunikasi Indonesia Tbk Number SK 981/PS720/HCB-105/2022 dated June 30, 2022 regarding Assignment of Employee Exchange Employees as SVP of Internal Audit.

Term of Office
July 1, 2022 – June 30, 2024.
Career Experience
Juli 2022 - present	SVP Internal Audit Telkom.
January 2020 - June 2022	SVP Internal Audit Telkomsel.
July - December 2019	VP Risk Management Telkomsel.
July 2016 - June 2019	SVP Enterprise Resource Planning Telkomsel.
July 2013 - June 2016	VP Accounting and Asset Management Telkomsel.
January 2012 - June 2013	GM Financial Accounting Policy and System Telkomsel.

INTERNAL AUDIT DEPARTMENT’S STRUCTURE AND POSITION

Telkom's Internal Audit Departement is headed by the Senior Vice President (SVP), who is appointed and dismissed by the President Director with the approval of the Board of Commissioners. The IA Department reports directly to the President Director. Until the end of 2023, IA Telkom consists of 90 people.

In line with the Financial Service Authority's Regulation No. 56/POJK.04/2015 regarding the Formation and Guidelines for Preparing the Internal Audit Unit Charter, the President Director, with the approval of the Board of Commissioners, can dismiss SVP IA who do not meet the requirements and/or fail or are incompetent in carrying out their duties. Until the end of 2023, IA Telkom's organizational structure chart is as follows:

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INTERNAL AUDIT DEPARTMENT’S TASK IMPLEMENTATION

Every year, IA Telkom makes a work plan as outlined in the Program Kerja Audit Tahunan (PKAT) or Annual Audit Work Program and Program Kerja Non-Audit Tahunan (PKNAT) or Annual Non-Audit Work Program of the Internal Audit Department, which the Audit Committee and the Main Director approve. In 2023, IA Telkom carried out 67 assignments outside PKNAT, which included audit, consultation, evaluation, and review activities. The description of IA Telkom's activities is as follows:

Sub Departement	Audit	Consultation	Evaluation	Review	Total
Infrastructure & Operation Audit (IOA)	10	5	-	4	19
Integrated & Financial Audit (IFA)	5	4	5	14	28
Information & Technology Audit (ITA)	9	10	1	-	20
Total	24	19	6	18	67

INTERNAL AUDIT’S QUALIFICATION AND PROFESSIONAL CERTIFICATION

Telkom Internal Auditors need to have various certifications to carry out standardized work so that the quality of internal supervision can run well. At the end of 2023, the certifications held by IA Telkom employees are as follows.

No.	Certification Type	Number of Certification
1	Asian Chartered Professional Accountant (ACPA)	2
2	Certificate in International Financial Reporting Standard (IFRS)	2
3	Certification in Audit Committee Practice (CACP)	3
4	Certification in Risk Management Assurance (CRMA)	1
5	Certification of Internal Audit Executive (CIAE)	3
6	Certified Chief Information Security Officer (CISO)	1
7	Certified Data Center Professional (CDCP)	2
8	Certified Data Center Specialist (CDCS)	2
9	Certified Data Privacy Solution Engineer (CDPSE)	1
10	Certified Ethical Hacker (CEH)	7
11	Certified Financial Consultant (CFC)	1
12	Certified Forensic Auditor (CFrA)	1
13	Certified Fraud Examiner (CFE)	4
14	Certified Governance, Risk Management and Compliance Auditor (GRCA)	1
15	Certified Governance, Risk Management and Compliance Professional (GRCP)	1
16	Certified Hacking Forensic Investigator (CHFI)	1
17	Certified Human Resource Professional Executive (CHRPE)	1
18	Certified Indonesia Scrum Master I	2
19	Certified Indonesia Scrum Product Owner I	1
20	Certified Information Systems Auditor (CISA)	3
21	Certified Information Systems Security Professional (CISSP)	1
22	Certified Internal Audit Leader (CIAL)	1
23	Certified Internal Auditor (CIA)	3
24	Certified International Procurement Professional (CIPP)	1
25	Certified IT Infrastructure Library (ITIL) – IT Intermediate Examination Service Strategy	1
26	Certified IT Infrastructure Library (ITIL) – IT Intermediate Examination Service Transition	1
27	Certified IT Infrastructure Library (ITIL) – IT Service Management	2
28	Certified Management Accountant (CMA)	2
29	Certified Professional Auditor of Indonesia (CPAI)	1
30	Certified Professional Industrial Relation (CPIR)	3
31	Certified Professional Marketer (CPM)	2
32	Certified Public Accountant (CPA)	1

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No.	Certification Type	Number of Certification
33	Certified Risk Associate (CRA)	3
34	Certified Risk Governance Professional (CRGP)	1
35	Certified Risk Management Officer (CRMO)	7
36	Certified Risk Management Professional (CRMP)	1
37	Certified Risk Professional (CRP)	2
38	Certified Scrum Product Owner (CSPO)	1
39	Certified Securities Analyst (CSA)	1
40	Chartered Accountant (CA)	10
41	Cisco Certified Network Associate (CCNA)	4
42	Cisco Certified Network Professional (CCNP)	2
43	Google Career Certificate (GCC) Digital Marketing & E-Commerce	3
44	Google Career Certificate (GCC) Project Management	5
45	Human Resource Business Professional (HRBP)	1
46	Human Resource Management Professional (HRMP)	1
47	Indonesia Internal Audit Practitioner (IIAP)	1
48	ISO 14001: 2015 EMS – Auditor/Lead Auditor	1
49	ISO 20000: 2018 ITSMS – Auditor/Lead Auditor	1
50	ISO 22301: 2014 BCMS	1
51	ISO 27001: 2013 ISMS – Auditor/Lead Auditor	3
52	ISO 37001: 2016 ISMS – Lead Auditor	2
53	Metro Ethernet Forum – Carrier Ethernet Certified Professional (MEF-CECP) 2.0	1
54	Microsoft Certified Solution Associate	1
55	Microsoft Certified Technology Specialist: Windows Server 2008 Network Infrastructure Configuration	1
56	MikroTik Certified Network Associate (MTCNA)	1
57	Offensive Security Certified Professional (OSCP)	2
58	Open Network Foundation Certified SDN Associate (ONF OCSA)	1
59	Qualified Chief Risk Officer (QCRO)	15
60	Qualified Internal Audit (QIA)	5
61	Qualified Risk Governance Professional (QRGP)	1
62	Qualified Risk Management Analyst (QRMA)	18
63	Qualified Risk Management Professional (QRMP)	16
64	Qualified Wealth Planner (QWP)	1
65	Red Hat Certified System Administrator (RHCSA)	1
66	Register Negara Akuntan (RNA)	5
67	Sertifikasi Ahli Pembangun Integritas Muda (API)	1
68	Sertifikasi Akuntan Publik	1
69	Sertifikasi Akuntan Publik Tingkat Pemeriksa	1
70	Sertifikasi Analitik Data Google	7
71	Sertifikasi Asesor Kompetensi	1
72	Sertifikasi Auditor Hukum Indonesia	1
73	Sertifikasi Desain UX	1
74	Sertifikasi Manajemen Umum Dana Pensiun (MUDP)	1
75	Sertifikasi Pendidikan Khusus Profesi Advokat (PKPA)	1
76	Sertifikasi Wakil Manajer Investasi (WMI)	2
77	Sertifikasi Profesi Akuntan (PPAk)	2
78	Telkom Certified Customer Experience (TCCX)	1
79	The Open Group Architecture Framework version 0.1 Foundation (TOGAF@ 9.1 Foundation)	1
80	The Open Group Arrchitecture Framework version 0.1 Foundation (TOGAF@ 9.2 Foundation)	1
Total		201

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INTERNAL AUDIT’S TRAINING AND EDUCATION

Telkom involves IA employees in various education and training activities held by Telkom CorpU, ACFE, IIA, ISACA, SPRINT, BPKP, and others to maintain and improve the competence of its internal auditors. The following table summarizes the education and training attended by IA Telkom employees throughout 2023.

Programs	Number of Participants	Number of Days
Culture	155	13
Leadership	12	119
Business	172	16
Technical	88	32
Certification	95	354
Sharing Knowledge	278	11
Total	800	545

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INTERNAL CONTROL SYSTEM

The Internal Control System (SPI) is a continuous monitoring mechanism that includes the reliability of financial reports and the availability of complete and timely financial reports, including the evaluation of financial reporting. SPI Telkom is run collectively by the Board of Directors, management, and other personnel under the supervision of the President Director and Director of Finance.

Through SPI, Telkom ensures that the preparation of consolidated financial reports is in accordance with the Financial Accounting Standards set by the Indonesian Institute of Accountants (IAI). Telkom's shares are listed on the New York Stock Exchange, therefore Telkom must also comply with the provisions of SOX Section 404, which requires Telkom to establish, maintain, test, and disclose the effectiveness of internal control over financial reporting.

SPI also ensures the achievement of efficiency and effectiveness of operational activities and compliance with regulations. Through SPI, Telkom can monitor the Company's compliance with applicable regulations, both regulations from Telkom officials and government regulations. Telkom can also control its operational activities in accordance with the work procedures in each function..

INTERNAL CONTROL FRAMEWORK

Telkom implements SPI in accordance with the Internal Control-Integrated Framework 2013 from The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Telkom continues to ensure that all business activities are carried out in accordance with applicable laws and regulations. The Legal & Compliance Unit under the Corporate Secretary Department is responsible for statutory compliance, which carries out several activities, such as legal advisory, legal opinion, legal review, and litigation.

Telkom implements five internal control components with the COSO Framework, which are interconnected at all levels and business units of the Company, namely.:

1.	Control Environment
	a.	Demonstrates commitment to integrity and ethical values.
	b.	Exercises oversight responsibility.
	c.	Establishes structure, authority, and responsibility.
	d.	Demonstrates commitment to competence.
	e.	Enforces accountability.

2.	Risk Assessment
	a.	Specifies relevant objectives.
	b.	Identifies and analyzes risk.
	c.	Assesses fraud risk.
	d.	Identifies and analyzes significant change.

3.	Control Activities
	a.	Selects and develops control activities.
	b.	Selects and develops general controls over technology.
	c.	Deploys through policies and procedures.

4.	Information and Communication
	a.	Uses relevant information.
	b.	Communicates internally.
	c.	Communicates externally.

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5.	Monitoring Activity
	a.	Conducts ongoing and/or separate evaluations.
	b.	Evaluates and communicate deficiencies.

INTERNAL CONTROL IMPLEMENTATION IN TELKOM

Telkom implements and applies the COSO Framework components to its policies, namely:

INTERNAL CONTROL IMPLEMENTATION IN TELKOM
Control Environment
1.

Telkom is committed to integrity and ethical values by building and establishing a corporate culture as a guide for main players in building leadership patterns and strengthening organizational synergies, as an engine of economic growth, an accelerator of social welfare, a provider of employment, and a provider of high performing culture talent. Telkom guarantees sustainable competitive growth in the form of long-term superior performance achievement. Core Values AKHLAK (Amanah, Kompeten, Harmonis, Loyal, Adaptif, and Kolaboratif) are the main values of SOE human resources that must be adopted by TelkomGroup so that every TelkomGroup resource knows, implements, and internalizes seriously, consistently and consequently, thus bring forth to daily behaviors that shape the work culture of TelkomGroup which is in line with the Core Values of SOE.

2.

Telkom ensures the effectiveness of implemented Internal Audit activities by implementing the SOA 302/404 prerequisites and managed with a risk-based audit approach. Telkom also ensures that effective coordination and co-operation with internal and external parties, and business risks to all business activities are adequately managed with internal control systems.

3.

Telkom has a Competency Directory that defines the company's competency needs. One of them is Finance Stream which includes the competence of Corporate Finance with the sub-area of capital structure competency and Working Capital Management (Treasury Management). Then, Accounting with sub-area competence of Financial Accounting, Management Accounting, and Corporate Tax. The competency development policy is aimed at creating superior, global quality, and highly competitive employees.

Risk Assessment
4.

Telkom has several considerations in developing accounting policies, such as Statements of Financial Accounting Standards (PSAK), Interpretation of Statements of Financial Accounting Standards (ISAK), International Accounting Standards (IAS), related laws, and changes in impacted internal environments.

5.	Telkom has a principle of financial assertion in ICOFR planning that is well respected by all relevant employees.
6.	Telkom manages internal and external corporate risk with established mechanisms.
7.	Telkom also implements an anti fraud policy control system and has potential fraud prevention.
Control Activities
8.	Telkom sets up a Business Process Owner (BPO) and AO (Application Owner) that have duties and responsibilities related to ICOFR.
9.	Risk determination rules and internal controls refer to the ICOFR policy consisting of segregation of duties, risk determination, and determination of internal controls.
10.	Telkom has guidelines for the implementation of information systems security that are aligned with company needs and can be implemented on an ongoing basis.
Information and Communication
11.

Telkom has accounting policies implemented under IFAS and IFRS, outlined following accounting principles and implementation, including information or data related to the process and disclosure of financial reporting, and regulates the components of the consolidated financial statements.

12.

Telkom has an information technology policy that provides a frame of reference for each process or unit associated with the organization's IT operations in the preparation and implementation of guidelines and procedures. The scope of IT regulations in our company covers aspects of IT governance and IT management.

Monitoring Activity
13

Telkom has an Internal Audit Charter that includes the auditor's requirements in Internal Audit Department, which has professional integrity and behavior, knowledge of risks and important controls in the field of information technology, knowledge of Capital Market laws and regulations.

14.	CEO TelkomGroup always increases awareness from management regarding audit and change management in the form of CEO Notes and establishes Integrated Audit and forms Probis IFRS.

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In accordance with Minister of State-Owned Enterprises Regulation No. PER-01/MBU/2011 regarding the Implementation of Good Corporate Governance (GCG) in SOE, specifically Article 26 paragraph (2), Telkom carries out regular assessments of the implementation of SPI to improve the quality of SPI. The results of the SPI assessment in 2023 show that Telkom's Control System is effective.

FINANCIAL AND OPERATIONAL CONTROL

Financial control carried out by Telkom includes financial plans, feedback, adjustments, and validation processes to ensure plan implementation or change plans in response to various changes. Meanwhile, operational control consists of the deployment process to ensure operational activities run effectively and efficiently.

In general, financial and operational control at Telkom, includes:

1.	Physical Control of Assets and Intangible Assets
Physical control of assets in the corporate environment is directed at securing and protecting risky assets.
2.	Separation of Functions and Authorization
Segregation of functions is geared towards adequate review and reduces the potential for errors and fraud.
3.	Execution of Events and Transactions
Control is carried out to ensure that transaction activities are carried out properly according to the plan and need that have been determined.
4.	Accurate and On Time Records on Events and Transactions
Accurate and on time records of operational events and transactions that carried out.
5.	Restricted Access and Accountability for Resources and Their Records
Access to company resources and records should be limited only to the personnel that assigned the duties and responsibilities.
6.	Good Documentation of Control Events and Transactions
Every event and transaction in the company is well documented as basic evidence of the occurrence and fairness of the transaction.

EFFECTIVENESS OF INTERNAL CONTROL SYSTEM OVERVIEW

Telkom reviewed SPI's effectiveness based on supervision carried out by the Internal Audit (IA) and External Audit Departments. The IA Department submits SPI supervision reports to the Board of Directors and Board of Commissioners. Management is responsible for implementing an effective and reliable SPI and ensuring that this is embedded at every level of the Company.

The Internal Audit Department reports the results of SPI supervision to the Board of Directors and Board of Commissioners. The audit findings will be submitted to the relevant management for follow-up. Based on the supervision in 2023, Telkom's SPI is considered had running effectively.

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STATEMENT OF THE BOARD OF DIRECTIONS AND/OR THE BOARD OF COMMISSIONERS ON ADEQUACY OF INTERNAL CONTROL SYSTEM

Through the Audit Committee, the Board of Directors and Board of Commissioners hold regular meetings with the Internal Audit and External Audit Departments to discuss internal control monitoring and follow-up plans on matters management needs to pay attention to. The Internal Audit and External Audit Unit reports the results of monitoring and testing of internal control to the Board of Directors and Board of Commissioners at least once a year.

The Board of Directors and Board of Commissioners assess that Telkom's internal control system has been running effectively and has met the adequacy of the policies and standards referred to, among others:

1.	Provisions of Sarbanes-Oxley Act (SOX) 302, 404, and 906.
	a.	SOX 302 Corporate Responsibility for Financial Reports

Require the CEO and CFO to provide certification regarding the effectiveness of design and implementation of internal control and disclosure of significant deficiencies in internal control in the context of financial reporting (Internal Control over Financial Reporting/ICoFR).

	b.	SOX 404 Management Assessment of Internal Controls

Require companies that list their shares on United States stock exchange to design, implement, document, evaluate, and disclose the result of evaluation of the effectiveness of internal control over financial reporting (Internal Control over Financial Reporting/ICoFR).

	c.	SOX 906 Corporate Responsibilities for Financial Reports: Failure of Corporate Officers to Certify Financial Reports
		i.	If misrepresented, the CEO and CFO are subject to criminal penalties of up to $1 million or up to 10 years in prison, or both, or
		ii.	If the disclosure is intentional, the CEO and CFO are subject to criminal penalties of up to $5 million or up to 20 years in prison, or both.
2.	Regulation of Minister of State-Owned Enterprises Article 26 Paragraph 2 of 2011 regarding Implementation of Good Corporate Governance (GCG) in SOE.

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RISK MANAGEMENT SYSTEM

The risk management system is essential in realizing Good Corporate Governance (GCG). By implementing a good risk management system within Telkom and its subsidiaries, the Company can identify various business risks faced and develop appropriate risk mitigation to expand the business scope for communication transformation in the digital era, improve the risk management system on an ongoing basis, and support business continuity.

GENERAL ILLUSTRATION REGARDING THE RISK MANAGEMENT SYSTEM

As a company listed on the New York Stock Exchange (NYSE), Telkom is also required to implement risk management that complies with the Sarbanes-Oxley Act, significantly articles 302 and 404. Based on the Minister of State-Owned Enterprises Regulation No. PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises, Telkom, as a state-owned company, is also required to implement a risk management system. Implementing a risk management system is carried out to fulfill compliance aspects and maintain business continuity so that it runs well.

Telkom publishes various company policies relating to risk management implementation arrangements, among others:

1.

Decision of the Commissioners (KAKOM No. 7/2006 Risk Management regarding the Authorities and Responsibilities of the Commissioners, the Obligations of the Directors regarding the Implementation of Risk Management);

2.

Resolution of the Board of Directors/Regulation of the Board of Directors (KD 13/2009regarding Guidelines for the Management of SOX Sections 302 and 404, Company Management refers to the provisions of the US SEC;

3.	Regulation of the Board of Directors of a Limited Liability Company (Persero) (Number: 614.00/r/01/HK200/COP-D0030000/2021)regarding Company Risk Management;
4.	Regulation of the Director of Finance and Risk Management (PR 614.00/r.01/HK200/COP-I0000000/2022regarding Guidelines for Implementing Corporate Risk Management (Telkom Enterprise Risk Management);
5.

Standard Operation Procedure, (Number: SOP.RMPP.03/RSG/2022) regarding the explanation of the regulations for the director of finance and risk management for corporate companies (Persero) PR 614.00/r.01/HK200/COP-I0000000/2022 regarding implementation guidelines for enterprise risk management.

These various regulations and provisions form the foundation for Telkom to carry out risk management, of course referring to various existing standards and best practices.

RISK MANAGEMENT SYSTEM (FRAMEWORK) AND POLICY

Telkom's risk management implementation is based on two policies: Regulation of the Board of Directors No. PD.614.00/r.01/HK.200/COP-D0030000/2021 dated April 30, 2021 regarding Company Risk Management (Telkom Enterprise Risk Management) and Regulation of the Director of Finance and Risk Management No. PR.614.00/r.01/HK200/COP-I0000000/2022 regarding Guidelines for Implementing Enterprise Risk Management (Telkom Enterprise Risk Management). Since 2021, Telkom's risk management policy has referred to the ISO 31000:2018 Risk Management –Principles and Guidelines standard, which consists of 3 main components, namely:

1.	Principle
Risk Management Principles as the foundation for how risk management works to ensure the creation and protection of value, including:
	1)	Integrated
Risk management is an integrated part of the company's overall activities.
	2)	Structured and Comprehensive
In practice, the company takes a structured and comprehensive approach to provide consistent and comparable results.

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	3)	Costumized
The risk management framework and process must be adapted and proportionate to the external and internal context of the organization in line with the company's goals.
	4)	Inclusive

It is necessary to involve the right stakeholders at the right time to take their knowledge, views, and perceptions into account, thereby increasing awareness of risk management, which is well-informed.

	5)	Dynamic

Risks can appear, change, and disappear along with the changes in the context and conditions of the company's internal and external environment. The application of risk management must be able to anticipate, detect, acknowledge, and respond to these changes and events in an appropriate and timely manner.

	6)	Best Available Information

Risk management is based on historical, current information, and expectations for the future. Risk management explicitly considers all limitations and uncertainties associated with such information and expectations. Information must be timely, clear, and available to relevant stakeholders.

	7)	Human and Culture Factors
Behavior and culture significantly affect all aspects of risk management at every level and stage of the company's activities.
	8)	Continuous Improvement
Risk management is continuously improved through learning and experience.

2.	Framework
The framework that regulates the commitment to the role and division of Telkom's risk management functions includes:
	1]	Leadership and Commitmen
		i.	The Board of Directors ensures that risk management is integrated into all activities of the Company and must demonstrate leadership and commitment, by:
			a.	Customize and implement all components of the framework;
			b.	Issue a statement or policy that sets out risk management approaches, plans, or actions;
			c.	Ensure that necessary resources are allocated to manage risk;
			d.	Establish authority, responsibility, and accountability at the appropriate level within the Company.
		ii.	Risk management becomes inseparable from the Company's objectives, governance, leadership and commitment, strategy, goals, and operations.
	2)	Integrasi (Integration)
		i.	Risk management becomes inseparable from the Company's objectives, governance, leadership and commitment, strategy, goals, and operations;
		ii.	The integration of risk management into the Company is a dynamic and iterative process and must be adapted to the needs and culture of the Company.
		iii.	Risks are managed in every part of the Company's structure, where everyone in the Company has the responsibility to manage risks.
	3)	Design
		i.	The design of the risk management framework is carried out by examining and understanding the external and internal context of the Company.
ii.

The Board of Directors and the Board of Commissioners demonstrate and articulate their ongoing commitment to risk management through policies, statements, or other forms, and are communicated within the Company and stakeholders.

		iii.	Authority, responsibility, and accountability related to risk management are established and communicated at all levels within the Company.
		iv.	Management ensures the appropriate allocation of resources for risk management.
		v.	The Company establishes approved communication and consulting approaches to support the framework and facilitate the implementation of effective risk management.

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	4)	Implementation
Risk management implementation requires stakeholders' involvement and awareness, thus allowing the Company to consider uncertainty in decision-making explicitly.
	5)	Evaluation
The company evaluates the effectiveness of the risk management framework by periodically measuring its performance of the risk management framework.
	6)	Improvement
		i.	The Company monitors and adjusts the risk management framework in anticipation of external and internal changes.
		ii.	The Company is constantly improving the suitability, adequacy, and effectiveness of the risk management framework and how to integrate risk management processes.

3.	Context assignment - Scope, context, and criteria;
1)	Risk assessment consisting of:
		i.	Risk identification
It is a process to find, recognize, and describe risks in achieving the Company's objectives. Relevant, appropriate, and up-to-date information is essential in identifying risks.
		ii.	Risk Analysis

It is a process to understand the nature and characteristics of risk, including its level of risk. Risk analysis involves a detailed consideration of the uncertainty, the source of the risk, the consequences, the possibilities, events, scenarios, controls, and their effectiveness. An event can have many causes and consequences and can also affect a variety of objectives.

		iii.	Risk evaluation
Is a process to support decision-making. Risk evaluation involves comparing risk analysis results with established risk criteria to determine where additional measures are needed.
	2)	Risk treatment
		i.	Risk treatment is to select and implement options for dealing with risk, which consists of:
			a.	Risk aversion
			b.	Accept risk
			c.	Mitigating risk
			d.	Dividing/transferring risk
		ii.	The risk treatment plan should be integrated into the Company's management plans and processes in consultation with appropriate stakeholders.
	3)	Monitoring dan review
		i.	Monitoring and review are to ensure and improve the quality and effectiveness of the process design, implementation, and risk management outcomes.
		ii.	Monitoring and review should be carried out at all process stages, including planning, collecting, analyzing information, documenting results, and providing feedback.
	4)	Recording and Reporting
		i.	The risk management process and its results should be documented and reported through appropriate mechanisms.
ii.

Reporting is an integral part of corporate governance. It is intended to improve the quality of dialogue with stakeholders and support the Board of Directors and the Board of Commissioners in fulfilling their responsibilities.

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HEAD OF RISK MANAGEMENT DEPARTMENT’S PROFILE

Jati Widagdo
Age 50 years old
Nationality Indonesian
Domicile Jakarta, Indonesia
Educational Background
1996	Bachelor Degree in Industrial Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia.
Executive Course
1. Executive Education: INSEAD (Global Leadership Course) 2. Kellog Northwestern (Operational Strategy) 3. Standford (Driving Innovation) 4. BCI (Risk Management & Business Continuity Plan)
Certification
2023	Certified Qualified Chief Risk Officer (QCRO)
Basis of Appointment
Decision Letter of Telkom Directors No. SK 1804/PS720/HCB-105/2021 dated July 30, 2021 regarding Employee Movements.
Term of Office
August 1, 2021 – up to present
Career Experiences
2021 - present	SVP Risk Management, Telkom.
2020 - 2021	CEO Admedika.
2019 - 2020	CEO BOSNET Distribution Indonesia.
2016 - 2019	Director IT and Operation PT Integrasi Logistik Cipta Solusi.
2009 - 2016	Assistant Vice President RPM in Telkom.
Experience Engaged in Strategic Projects
2020 - 2021	Head of PMO Digital Market (PADI) MSME Ministry of SOE
2020	Digital Healthcare.
2017 - 2019	Lead of Digitization Port and Logistics

Prayudi Utomo
Age 55 years old
Nationality Indonesia
Domicile Jl Setra Dago Utama no 63 Perumahan Setra Dago Antapani Bandung, Indonesia
Educational Background
1993	Bachelor of Electrical Engineering, Universitas Gadjah Mada, Indonesia
Executive Course
1.
Great Executive Development Program (GEDP), Telkom - Indonesia
2.
Studium Generale : B2B IT SERVICE TREG, Telkom - Indonesia
3.
Great People Development Program (GPDP) II, Telkom - Indonesia
4.
Smart People Development Program - CRM, Telkom - Indonesia

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Certification
2023	Certified Qualified Chief Risk Officer (QCRO)
2023	Certified Professional Cert in Risk Management
2017	Certified Aplikasi KPRO & SIIS
Basis of Appointment
Decision Letter of Telkom Directors No. SK 783/PS720/HCB-105/2023 June 27, 2023 regarding Employee Movements.
Term of Office
July 1, 2023 – up to present
Career Experiences
2023 - present	VP Risk Operation & Process Management.
2023 - 2023	Deputy EVP Marketing Treg 2
2021 – 2023	Deputy EVP Marketing Treg 2
2021 - 2021	Senior Principal Expert Marketing & Sales Partnership
2018 - 2021	OSM CUSTOMER TOUCH POINT
2016 – 2018	OSM CUSTOMER INTERFACE MANAGEMENT
2014 – 2016	OSM HOME COMMERCE & CARING

Gunawan Wasisto Ciptaning Andri
Age 46 years old
Nationality Indonesia
Domicile Bogor, Indonesia
Educational Background
2001	Bachelor of Electrical Engineering – Telekomunikasi Multimedia, ITS Surabaya
Executive Course
1. International Leadership Program (ILP) : Sofrecom-Orange - France 2. Global Talent Program (GTP) : ZTE University - China 3. Great Executive Development Program (GEDP): Telkom - Indonesia
Certification
2023	Qualified Chief Risk Officer (QCRO), LSP MKS
Basis of Appointment
Decision Letter No. 782/PS720/HCB-105/2023 date June 27, 2023 regarding Employee Movements.
Term of Office
July 1, 2023 – up to present
Career Experiences
2023 - present	VP Risk Strategy & Governance – Risk Management, Telkom
2019 - 2022	Deputy EGM Infrastructure & Operation – Divisi TV Video, Telkom
2016 - 2018	Senior Manager Programming – Divisi TV Video, Telkom
2014 - 2015	Media Operation Coordinator – Probis UseeTV, Telkom

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Risk Management’s Organizational Structure

As an initiative to strengthen risk management based on the directions and aspirations of the Ministry of SOEs and the Board of Commissioners, Telkom's risk management governance is under the responsibility of the Risk Management Department, which is under the Directorate of Finance & Risk Management. Appointment and dismissal of members of the Risk Management Department are carried out by the President Director, Director of HCM or SGM HCBP based on a Resolution of the President Director, Director of HCM or SGM HCBP. The Risk Management Department currently has… employees.

Management of the risk management function is regulated in Directors Regulation No. PD.202.47/r.08/HK200/COP-A2000000/2023 regarding the Organization of the Directorate of Finance & Risk Management which explains that the Risk Management & Sustainability Department is responsible for the availability of functional and cross-functional business processes based on internal control (SOA/ICoFR), implementation governance and quality management, managing strategic & operational risk management and managing enterprise risk management (ERM), as well as carrying out the role as a governance orchestrator for the implementation of sustainability initiatives including environmental, social and governance (ESG) aspects and acting as a Center of Excellence in matters of risk management & sustainability within the scope of TelkomGroup. Meanwhile, the organizational structure of the Risk Management Department in 2023 is as follows.

President Director
Director
VP
Director of Finance & Risk Management
Departemen Risk Management
SV RM
VP Risk Strategy & Governance
VP Risk Operation & Process Management
VP Risk Strategy & Governance
AVP Risk Mgt Planning & Policy
AVP Governance & Quality Mgt
AVP Operational Risk Mgt
AVP Risk Reporting & Support
AVP Process Mgt

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Risk Management Departement Tasks And Responsibilities

SVP Risk Management

1.	The Risk Management Department is led by the Senior Vice President of Risk management, referred to as SVP Risk Management.
2.	In carrying out its duties and authorities, the SVP of Risk Management is responsible for reporting to the Director of Finance and Risk Management.
3.

SVP Risk Management is responsible for managing policies, controlling, supervising, and implementing risk management functions, including the management of Enterprise Risk Management (ERM), the implementation of governance and quality management, business processes, and risk management reports within the TelkomGroup.

4.

If not otherwise determined by the Board of Directors or Company Regulations related to the Executive Committee, the SVP of Risk Management is responsible as Secretary of the Executive Committee of the Risk Management, Compliance, and Revenue Assurance Company.

5.	In carrying out its responsibilities, SVP Risk Management carries out the main activities, among others, but not limited to the following:
	a.	Determine strategies, roadmaps, policies, governance, and mechanisms in risk management (Enterprise Risk Management), governance & quality management, and process management at TelkomGroup;
	b.	Coordinating the implementation of risk management, Good Corporate Governance, quality management, and process management with related units within the TelkomGroup;
	c.	Coordinating strategies and implementation of risk management and GCG with external parties, including regulators; and
	d.	Coordinate the monitoring, evaluation, and reporting processes of management, GCG, quality management, and process management implementation at TelkomGroup.
6.	In carrying out the duties and authorities as referred to in paragraph (3), SVP Risk Management is assisted by:
	a.	VP Risk Strategy & Governance; dan
	b.	VP Risk Operation & Process Management.

VP Risk Strategy & Governance

1.

VP Risk Strategy & Governance is responsible for managing Enterprise Risk Management (ERM) at an adequate and effective strategic level and implementing governance and quality within the scope of TelkomGroup.

2.	In carrying out its responsibilities, VP Risk Strategy & Governance carries out the main activities, among others, but not limited to the following:
	a.	Formulate and develop Enterprise Risk Management (ERM) strategies, roadmaps, policies, and architectures;
	b.	Compiling and managing the Company's risks, including Risk Profile, Risk Factors, RKAP, including risk management advisory activities within the TelkomGroup;
	c.	Develop, assign, and assess the Key Performance Indicator Risk Management Department and develop, manage, and update the Application Support ERM;
	d.	Formulate strategies, policies, and mechanisms for Good Corporate Governance (GCG) and quality management within the scope of TelkomGroup;
	e.	Coordinating and overseeing the implementation of GCG & quality management as well as mechanisms and business process disclosure (DCP) along with its evaluation and reporting;
	f.	Carry out advisory functions for implementing GCG and quality management within the scope of TelkomGroup.

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3.	In carrying out its activities, VP Risk Strategy & Governance interacts among others, but is not limited to:
	a.	All units in the Company and its Subsidiaries and other entities, including the Foundation, in terms of managing enterprise quality management and Good Corporate Governance (GCG);
	b.	All units in the Company in terms of advisory on the preparation of risk register units, preparation of Risk Profile, and KPI assessment of Risk Management Effectiveness;
	c.	All Subsidiaries in terms of advisory risk management;
	d.	Financial Controller Unit in terms of risk budgeting & monitoring;
	e.	Internal Audit Department in terms of auditing the effectiveness of Enterprise Risk Management (ERM) implementation; and
	f.	Performance management unit determines and measures KPI Risk Management Department.
4.	In carrying out the duties and authorities as referred to in paragraph (3), VP Risk Strategy & Governance is assisted by:
	a.	AVP Strategic Risk Management;
	b.	AVP Risk Management Planning & Policy; dan
	c.	AVP Governance & Quality Management.

VP Risk Operation & Process Management

1.

VP Risk Operation & Process Management is responsible for managing Enterprise Risk Management (ERM) at the operational level and the availability of adequate and effective business processes within the scope of the Company.

2.	In carrying out its responsibilities, VP Risk Operation & Process Management carries out the main activities, among others, but not limited to the following:
	a.	Coordinate management business continuity management (BCP), insurance management, revenue assurance, and fraud management;
	b.	Conduct business risk reviews, regularization notes, waivers, and ICoFR risk assessments;
	c.	Coordinating risk-based budgeting, support hedging, budget management & KPI/KM, risk culture, and risk competency enhancement;
	d.	Prepare the Company's risk management reporting;
e.

Formulate strategies, policies, governance, and management mechanism management processes that include, among others, enterprise-wide process, business unit process, cross-functional process, and business process ICoFR (Transactional Level Control) of the Company;

	f.	Ensure that all ICoFR business processes are by the provisions of SOA 404 to meet compliance with financial and internal control audits (integrated audits); and
	g.	Formulate strategies, policies, governance, and control mechanisms for the Company's Internal Entity Level Control.
3.	In carrying out its activities, VP Risk Operation & Process Management interact, among others, but is not limited to:
	a.	Infrastructure Management Business Unit and Asset Management Unit in terms of business continuity management and insurance management;
	b.	Customer Management Business Unit in terms of revenue assurance and fraud management;
	c.	Financial controller unit in terms of risk-based budgeting and budget management;
	d.	All units in terms of business risk review, risk culture management, risk competency enhancement, and risk management reporting; and
e.

Organizational Development Management Unit, Corporate Policy Management Unit, Internal Audit Management Unit, all operational units and subsidiaries in terms of management and audit of the enterprise-wide process, business unit process, cross-functional process, and business process ICoFR (Transactional Level Control).

4.	In carrying out the duties and authorities as referred to in paragraph (3), VP Risk Operation & Process Management is assisted by:
	a.	AVP Process Management;
	b.	AVP Risk Reporting & Support; dan
	c.	AVP Operational Risk Management.

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RISK MANAGEMENT DEPARTMENT’S TRAINING AND CERTIFICATION

Telkom regularly involves members of the Risk Management Department in various education and training to improve the competence and quality of its members, as well as to continue to perfect the Company's risk management system. Telkom also conducts outreach and workshops regarding risk management in offices, divisions, and subsidiaries so that all TelkomGroup units can understand the implementation of risk management. Various risk management training activities to be held in 2023 are as follows.

Risk Management Training in 2023

No.	Name	Training Activities	Organization Institution
1.	Qualified Risk Management Analyst	Online	CRMS
2.	Qualified Risk Management Professional	Online	CRMS
3.	Qualified Chief Risk Officer	Online	CRMS
4.	Financial Risk Analyst for Corporation	Online	CRMS
5.	Certified Risk Professional	Online	Tap Kapital

Professional Certification

The members of the Risk Management Department consist of professionals who are experts in their fields. Until the end of 2023, there are 22 members of the Telkom Risk Management Department who have professional certification related to risk management, including:.

Professional Certification of Members of Telkom Risk Management Department as of December 31, 2023

No.	Member’s Name	Certification	Year of Review	Status
1.	Moh Ahmad	a. Certified in Enterprise Risk Governance (CERG)	2017	Active
		b. Certified Risk Professional (CRP)	2020	Active
		c. Certified Governance Professional (CGP)	2021	Active
		d. Certified Risk Governance Professional (CRGP)	2022	Active
		e. Financial Risk Analyst for Corporation (FRAC)	2023	Active
2.	Hendri Purnaratman	a. Certified Risk Professional (CRP)	2023	Active
		b. Certified Governance Professional (CGP)	2021	Active
		c. Governance Risk & Compliance Professional (GRCP)	2022	Active
		d. Certified Compliance Professional (CCP)	2023	Active
		e. Certified Integrity Officer (CIO)	2023	Active
		f. Qualified Chief Risk Officer (QRCO)	2023	Active
		g. Financial Risk Analyst for Corporation (FRAC)	2023	Active
		h. Ahli Pembangun Integritas (KPK)	2023	Active
3.	Tatwanto Prastistho	a. Certified Risk Professional (CRP)	2021	Active
		b. Qualified Chief Risk Officer (QCRO)	2023	Active
		c. Financial Risk Analyst for Corporation (FRAC)	2023	Active
4	Rizky Ponti Annastuti	a. Certified Accountant	2022	Active
		b. Certified Risk Professional (CRP)	2023	Active
		c. Qualified Risk Management Professional (QRMP)	2023	Active
		d. Certified Management Accountant	2019	Active
5.	Agus Suprijanto	a. Certified Risk Professional (CRP)	2020	Active
		b. Qualified Risk Management Professional (QRMP)	2023	Active
6.	Nofriandi Rosa	a. Certified Risk Professional (CRP)	2021	Active
		b. PECB Certified ISO 37001 Lead Auditor	2023	Active
		c. Qualified Risk Management Professional (QRMP)	2023	Active
		d. Ahli Pembangun Integritas Muda (KPK)	2023	Active
7.	Rudi Sudiro M	a. Certified Risk Professional (CRP)	2020	Active
		b. Financial Risk Analyst for Corporation (FRAC)	2023	Active

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No.	Member’s Name	Certification	Year of Review	Status
		c. Qualified Risk Management Professional (QRMP)	2023	Active
8.	Iswatoen Hasanah	a. Certified Risk Professional (CRP)	2020	Active
		b. Qualified Risk Management Professional (QRMP)	2023	Active
9.	Tati Krisnayanti	a. Certified Risk Professional (CRP)	2020	Active
		b. Financial Risk Analyst for Corporation (FRAC)	2023	Active
		c. Qualified Risk Management Professional (QRMP)	2023	Active
10.	Leonard Lolo Sutardodo Parapat	a. Certified Governance Professional (CGP)	2021	Active
		b. Qualified Risk Management Professional (QRMP)	2023	Active
		c. Ahli Pembangun Integritas Muda (KPK)	2023	Active
		d. PECB Certified ISO 37001 Lead Auditor	2023	Active
11.	Arie Hestiningdaru	a. Certified Risk Professional (CRP)	2023	Active
		b. Qualified Risk Management Professional (QRMP)	2023	Active
		c. IFRS	2012	Active
12.	Marisi P. Purba	a. ASEAN Chartered Professional Accountant	2017	Active
		b. Chartered Accountant	2014	Active
		c. Certified Professional Accountant (Australia)	2022	Active
13.	Fivtina Marbelanty	a. Certified Risk Professional (CRP)	2020	Active
		b. Qualified Risk Management Analyst (QRMA)	2023	Active
14.	Sophia Khana	a. Certified Risk Professional (CRP)	2021	Active
		b. Certified Governance Professional (CGP)	2021	Active
		c. Qualified Risk Management Analyst (QRMA)	2023	Active
		d. Ahli Pembangun Integritas Muda (KPK)	2023	Active
15.	Meylia Candrawati	a. Certified Risk Professional (CRP)	2021	Active
		b. Certified Governance Professional (CGP)	2021	Active
		c. Financial Risk Analyst for Corporation (FRAC)	2023	Active
		d. Qualified Risk Management Analyst (QRMA)	2023	Active
16.	Dimas Prasstyo	a. Certified Risk Professional (CRP)	2021	Active
		b. Financial Risk Analyst for Corporation (FRAC)	2023	Active
		c. Wakil Manajer Investasi (OJK)	2017	Active
17.	Dear Ahmad Adhomul S	a. Certified Risk Professional (CRP)	2023	Active
		b. Financial Risk Analyst for Corporation (FRAC)	2023	Active
		c. Qualified Risk Management Analyst (QRMA)	2023	Active
18.	Umar Farouk	a. Certified Risk Professional (CRP)	2023	Active
		b. Qualified Risk Management Analyst (QRMA)	2023	Active
		c. Financial Risk Analyst for Corporation (FRAC)	2023	Active
17.	Ardistya Wirawan	a. Certified Risk Professional (CRP)	2022	Active
		b. Finansial Risk Analyst for Corporation (FRAC)	2023	Active
		c. Qualified Risk Management Analyst (QRMA)	2023	Active
18.	Alya Mutiara Basti	a. Certified Risk Professional (CRP)	2022	Active
		b. Financial Risk Analyst for Corporation (FRAC)	2023	Active
		c. Qualified Risk Management Analyst (QRMA)	2023	Active
19.	Rizka Raniah Rahmat	a. Certified Risk Professional (CRP)	2022	Active
		b. Qualified Risk Management Analyst (QRMA)	2023	Active
20.	Niken Dwi Trisnaningati	a. Certified Risk Professional (CRP)	2022	Active
		b. Qualified Risk Management Analyst (QRMA)	2023	Active
21.	Fenita Nabilah	a. Certified Risk Professional (CRP)	2023	Active
		b. Qualified Risk Management Analyst (QRMA)	2023	Active
22.	Rifqi Ali Raffi	a. Certified Risk Professional (CRP)	2023	Active
		b. Qualified Risk Management Analyst (QRMA)	2023	Active

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In 2023, a Professional Certification program in Risk Management will be carried out, and there will be an extension of Professional Certification for 54 Telkom employees who are the main risk managers in their divisions and/or sub-units. Thus, since 2021, 128 TelkomGroup employees have taken and have Professional Certification in Risk Management.

RISK AWARENESS AND CULTURE

Increasing Risk Aware Culture is an important factor in achieving the Company's targets and objectives, in line with the Strategic Plan of the Ministry of SOEs 2020-2024, especially regarding strengthening the risk management function and GCG of SOE. A good Risk Aware Culture can improve:

1.	Organizational capability to manage measurable risk levels.
2.	Improving Corporate Governance Compliance.
3.	Achievement of company performance targets.

Risk Aware Culture also applies one of AKHLAK's core values, especially the KOMPETEN aspect, namely continuing to learn and develop capabilities. For this reason, the risk awareness program is carried out in 3 categories, namely the leader journey, people journey, and program journey.

1.	Leader Journey
a.	Sharing Session Involving Telkom Leaders

Telkom routinely conducts sharing sessions involving C-Level Executives from divisions and subsidiaries with the aim of building a commitment to risk management implementation.

b.	Training and Certification

Telkom also strengthens risk management through relevant training programs that are attended by Heads of Units and Management of Subsidiaries.

c.	Webinars with External Experts

The webinar program is conducted by external experts, both consultants, practitioners, and academics.

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2.	People Journey
a.	Communicate Clearly (Compile Story)

Telkom's Risk Management Department intensively conducts advisory and also provide coaching to Units and Subsidiaries in order to strengthen risk management through several platforms (information listed on the platform is available in Indonesian language) including:

1) Diarium (Digital Poster)

2) Telegram Channels

b.	Mandatory Digital Learning

Telkom conducts mandatory digital training related to risk management which must be attended by all TelkomGroup entities. Besides that, after participating in digital training, awareness measurements were also carried out in the form of a risk culture survey.

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Summary Improvement Program Risk Awareness

No.	Issue	2022	2023
1.	Policies, regulations and SOPs related to Risk Management	As many as 89% of respondents strongly agree and agree that information regarding risk management policies and procedures can be accessed easily by all units.

Including ERM strengthening aspects consisting of risk culture strengthening programs in each unit as part of the KPI Risk Management Effectiveness assessment, which is one of the KPI/Management Contract indicators at all BOD-1 levels.

The company has added a risk management strengthening component as a KPI assessment component in 2023. The risk management strengthening component can take the form of support from other divisions in increasing the effectiveness of mitigation and implementation of risk culture activities.

The company uses myDigiLearn media to implement e-learning and webinars.

The company has internalized and developed a risk awareness culture for employees through CFU/FU and business units.

2.	Implementation of Risk Management (Risk Monitoring)	As many as 86% of respondents strongly agree and agree that they have monitored risks, have used ERM Online in compiling and regularly updating the Risk Register and Risk Reporting.
3.	Implementation of Risk Management (Risk Evaluation)

As many as 92% of respondents strongly agree and agree that periodic monitoring and updating of risk mitigation reports have been carried out which have been evaluated by the Risk Management Department.

4.	Risk management budget	As many as 93% of respondents strongly agree and agree that the risk mitigation plan has been integrated with the budget preparation process to mitigate risk.
5.	Risk management competency	As many as 90% of respondents strongly agree and agree have PIC Risk Management to help identify and manage risks.

c. New Employee Training Program

Every new employee is required to attend several trainings, one of which is regarding Risk Management.

1.	Program Journey
a.	Breakdown Silos

The Risk Management Department acts as an intermediary and communication center across divisions and subsidiaries to be able to carry out collaborative cooperation in the context of mitigating corporate risk. One form of activity that has been implemented is advisory for the alignment of strategy and risk management of all units.

b.	Assume responsibility for risk

There is a risk manager in each division and subsidiary who conducts direct identification and monitoring so that it is expected to be able to capture all possible risks that exist in the company.

c.	Utilization of technology and IT tools

Telkom has an online ERM application that is used by all divisions and subsidiaries in real time. Some of the modules that have been developed include:

1) Telkom and Subsidiaries' Risk Register Module

2) Project Risk Module

3) EWS (Early Warning System) Module

4) LED Module (Loss Event Database)

5) Support Needed Module

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Display of ERM TelkomGroup Online Application

d.	Implement risk management KPIs

The Senior Leader's commitment to the implementation of risk management is evidenced by the implementation of KPI Risk Management Effectiveness as one of the performance indicators assessed for all BOD-1 units in Telkom. Assessment is carried out quarterly by Telkom's Risk Management Department on the Risk Register and Risk Reporting of all BOD-1 units. The parameters used to evaluate the effectiveness of Risk Management include completeness, quality, and reporting time delivery.

RISK MANAGEMENT DEPARTMENT’S ACTIVITIES

The Risk Management Department has carried out its duties and responsibilities in risk management during 2023, namely:

1.	Compile and update the TelkomGroup risk profile.
2.	Developing CSS and RKAP risk factors.
3.	Coordinate and carry out advisory activities in the context of compiling risk registers, risk reviews, and escorting ERM improvements in both units and subsidiaries.
4.	Updating the risk universe.
5.	Conduct risk taxonomy mapping based on SOE Minister Regulation Number PER-5/MBU/09/2022 regarding Implementation of Risk Management in State-Owned Enterprises.
6.

Categorizing parent entities and entities under the TelkomGroup parent company based on risk intensity referring to the Minister of SOE Regulation Number PER-5/MBU/09/2022 regarding Implementation of Risk Management in State-Owned Enterprises.

7.	Perform alignment of risk management implementation with Subsidiaries.
8.	Conducting Risk Maturity 2022 measurements at Telkom and 12 Subsidiaries with external independent consultants.
9.	Develop a TelkomGroup ERM strategy and roadmap.
10.	Develop and implement a risk management architecture (risk appetite, risk acceptance criteria, risk tolerance, risk capacity).
11.	Coordinating the risk-based budgeting unit together with financial control.
12.	Coordinating the preparation/updating of the BCP Set.
13	Coordinate risk assessment and business impact analysis.
14.	Perform BCP (sampling) evaluation and testing.
15.	Carry out ISO 22301 Certification: BCMS.
16.	Managing Insurance (property, Director & Officer/DNO, personal accident, in-orbit satellite insurance, etc.).
17.	Support revenue assurance.
18.	Oversee the implementation of fraud management.

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19.	Carry out the ICoFR fraud risk assessment business process.
20	Prepare risk management reports to BOD and BOC.
21.	Prepare risk management reporting and support the risk management agenda of the Ministry of SOEs.
22.	Develop and update ERM policies and SOPs (ERM PR, ERM SOP, guidelines for implementing risk assessment, BCMS, insurance, fraud management, and revenue).
23.	Planning and facilitating the assessment of the effectiveness of risk management (risk maturity assessment).
24.	Compiling, developing, and evaluating key performance indicators for risk management effectiveness units.
25.	Develop policies, governance, and good corporate governance roadmaps.
26.	Develop policies, governance, and quality management roadmaps.
27.	Formulate policies (including methods), governance, process management mechanisms, and communications.
28.	Manage, design, and develop company business processes (enterprise-wide processes, business unit processes).
29.	Manage, design, and remediate ICoFR business processes.
30.	Review the organization's high-layer business processes.

TYPES OF RISK AND MANAGEMENT METHOD

The Risk Management Department at Telkom has a function to assist the Company's management in identifying strategic risks related to business processes. The following table presents some of the main risks that affect Telkom's business activities.

Table of Risk and Management Method

Type of Risk	Risks that is Faced	The Impact to Telkom		Mitigation/Risk Management
1.	Systemic Risks
Political and Social	Disruptions to political stability, social, and security turmoil both domestically and internationally caused by specific issues such as geopolitical crises, trade wars, and so on.	Has a negative impact on business growth, operations, financial condition, results of operations, supply chain of production equipment and prospects, as well as market prices of securities.		a	Monitoring the influence of socio-political turmoil on operational/service disruptions.
				b.	The maintenance of awareness through the improvement of safety & security functions.
				c.	Monitoring supply chain issues related to raw materials and looking for alternatives to materials/device designs.
Macro Economy	Changes in the rate of inflation.	a. b.	Affects the purchasing power and ability to pay customers. Have the impact on the business, financial condition, business result or business prospect.	a.	Monitoring of the influence of macroeconomy to the change to increase the expense through Cost Leadership program.
The fluctuation of Rupiah Exchange rate
	Increase in energy and fuel prices Increase in loan interest rates	c.	Have a material adverse effect to the business, financial, condition, business proceeds or business prospect.	b.	To look for the opportunity to increase the spending of APBN pursuant to the government focus (health, energy, education, etc).
The decrease of government or Company’s credit rating

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Type of Risk	Risks that is Faced	The Impact to Telkom	Mitigation/Risk Management
Risk of Disaster

Natural disasters such as floods, lightning, hurricanes, earthquakes, tsunamis, volcanic eruptions, epidemics, fires, droughts and pandemics, as well as other events such as power outages, riots, terrorist attacks, which are beyond Telkom's control.

		Disrupting its business operations and give negative impact to the financial performance and profit, business prospect as well as market price of securities.	a.	Monitoring indicators that have the potential to cause disturbances to equipment such as device humidity and temperature, ship traffic on the SKKL route through the system.
			b.	Transfer of risk by using the insurance of assets to anticipate the natural disaster and fire.
			c.	Coordination with ASKALSI (Indonesian Sea Cable Association) and BAKAMLA (Indonesian Marine Safety Agency) to secure SKKL.
			d.	Preventive & corrective action by preparing the disaster recovery plan and crisis management team.
2.	Business Related Risks
Operational Risk	The failure in the sustainability of network operation, main system, gateway on Telkom’s network, or other operator’s network.	Has the negative impact to the business, financial condition, proceeds from the operation and business prospect.	a.	Implementation of BCM, BCP, and DRP.
			b.	Certification of Integrated Management System (IMS) for infrastructure management.
	Threat of physical and cyber security, such as brute force attack, DDoS attack, and threats do Data Center.	Has the negative impact to the business, financial condition, result from the operation materially.	a.	The upgrade of preventive action in the form of vulnerability assessment and penetration test periodically.
			b.	Monitor and identify all types of attack in the real-time as well as to choose and conduct a necessary action immediately.
			c.	Preparing the recommendation to handle cyber attack based on the historical incident analysis.
			d.	Intensive coordination with relevant parties to handle the cyber attack.
	Risks related to sub-optimal internet services.	May face a lawsuit and damage the reputation.	To be more prudent in the preparation of contract with content provider partner.
	New technology.	Has an impact on the competitive power.	a.	The preparation of Technology Roadmap by taking into account future technologies and the possible implementation of competitor’s technologies.
			b.	Acceleration of IDN (Indonesia Digital Network) program to support future services.
	The limit of operation period, damage or ruin, delay or failure to launch, or the revocation of satellite license.	Can create loss to financial condition, operation result and capability to give services.	a.	The planning to change the satellite of which operation period will be immediately expired.
			b.	The insurance of satellite operation during the active period.
			c.	Insurance for manufacturing and launching of new satellite.
			d.	Developing the understanding with regulator in relation to the satellite operation by Telkom.

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Type of Risk	Risks that is Faced	The Impact to Telkom	Mitigation/Risk Management
Financial Risk	Interest rate risk.	Has an impact on increasing interest expenses, especially for floating interest loans.	Interest rate swap contract from the float interest rate to become the fix interest rate upon certain loan term.
	Market price risk.	Has an impact of changes in fair value on the performance of financial assets measured through profit or loss.	Perform hedging activities of financial assets.
	Foreign exchange rate risk.	Has negative impact on the financial condition or result from the operation.	Placement of time deposit and hedging to cover the fluctuation risk of foreign exchange.
	Credit risk mainly from trade receivables and other receivables.	Adverse impact on financial condition, operational performance and business prospects.	Continuous monitoring of accounts receivable balances and periodic billing.
	Liquidity risk.	Has an impact on the ability to meet financial obligations when these financial liabilities mature.	a. Maintaining adequate cash balances in an effort to fulfill financial liabilities.
b. Perform analysis to monitor statement of financial position liquidity ratios such as current ratio and debt to equity ratio against debt agreement requirements.
	The limitation of financing the capital expenditures.	Has a material adverse effect to the business, financial condition, operational performance, and business prospect.	Maintaining and improving the Company’s performance to gain trust from national or global fund institution sources.
Legal and Compliance Risk	Penalty/fine by KPPU in relation to the price-fixing and the occurrence of class action.	Reducing Telkom’s revenue and has negative impact to the business, reputation, and profit.	Strengthening legal review towards corporate action plan or certain contract.
Regulation Risk	The change of Indonesian or International Regulation.	Has the impact to the business, financial condition, operational performance, and business prospect.	a.	Analysis on the impact of the regulation plan towards the industry in general and Telkom in particular.
			b.	Giving inputs so that the regulation that will be stipulated will give positive impact to the Company and industry.
Transformation Risk	The failure of significant business and organizational transformation initiatives.	Has an impact on business growth and the company's financial performance in the short and long term.	a.	Market Assessment and strategic situation analysis on transformation initiatives.
			b.	Preparation of strategic fit and roadmap for transformation initiatives.
			c.	Conducting risk assessment of transformation initiatives both at the pre and post-transformation stages.
			d.	Implementation of change management by maximizing the Project Management Office (PMO) function.

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RISK MANAGEMENT SYSTEM’S REVIEW ON THE EFFECTIVENESS

During 2023, Telkom's risk management system has effectively managed various Telkom business risks to support every policy and process in the TelkomGroup. Telkom uses several tools or risk management information systems, including:

1.	Generic Tools Enterprise Risk Management Online (ERM Online), which is used by all units to manage risk register.
2.	Specific Tools for certain Risk Management which are:
	a.	Fraud Management System (FRAMES) application is used as an early detection system for the possibility of Customer and Third Party Fraud.
	b.	i-Library application managed by Service Operation Division and to be used to manage the documentation system of the Integrated Management System.
	c.	SMK 3 Online application managed by Security & Safety unit for Health and Safety Documentation Management.

The evaluation process for assessing the effectiveness of Risk Management implementation will be carried out in 2023, namely:

1.	Measurement of Risk Maturity Index (RMI).
2.	Monitoring and evaluation of the effectiveness of risk mitigation through the ERM Online application.
3.	One-on-one evaluation/discussion and advisory with business units as needed.
4.	Joint reporting and evaluation with BOD and Committee for Planning and Risk Evaluation and Monitoring (KEMPR).

STATEMENT OF BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS ON ADEQUACY OF RISK MANAGEMENT SYSTEM

The Board of Directors and Board of Commissioners, through the Planning and Risk Evaluation and Monitoring Committee (KEMPR), hold regular meetings with the Risk Management Department to discuss risk monitoring within the Company as well as follow-up actions that risk owners have carried out to minimize risks that occur. The Risk Management Department will report risk monitoring results to the Board of Directors and Board of Commissioners every quarter.

The Board of Directors and Board of Commissioners assess that Telkom's risk management system in 2023 has run well and meets the adequacy of the policies and standards referred to. These adequacies include, among others:

1.	Adequacy of Risk Management Information System

The risk management system implemented in the Company refers to the ISO 31000:2018 framework and adopts various international standards to ensure the best implementation of risk management. The preparation of the company's risk register and risk profile has utilized the ERM Online application, as well as the monitoring and evaluation process as well as the dashboard.

2.	Adequacy of Risk Identification, Measurement, Monitoring, and Control Processes.

The Board of Directors through the Internal Audit function has carry out inspections, evaluations, reports, and/or recommendations for improvement of adequacy and the effectiveness of the risk management process then followed up through evaluation by the Evaluation Committee and Planning and Risk Monitoring.

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WHISTLEBLOWING SYSTEM

Following up on the Sarbanes-Oxley Act of 2002, Telkom established a violation reporting system or Whistleblowing System (WBS), which has been running since 2006. This WBS mechanism is an effort to prevent fraud. It is a medium for all individuals within Telkom and third parties to report violations, fraud, or other forms of ethical violations related to TelkomGroup.

The WBS is managed by the Audit Committee and is designed to receive, review, and follow up on complaints received while maintaining the confidentiality of the reporter's identity. The Audit Committee continues to strive to increase the credibility of the WBS system so that it can become a media that the public trusts to report violations. For this reason, the Audit Committee conducted various studies and comparative studies to improve Telkom's WBS while improving the quality of internal control.

As a result, on January 31, 2022, the Telkom Integrity Line was launched, resulting from WBS development involving Deloitte as an independent consultant, with 7 (seven) complaint channels. The policies and provisions of this system are regulated in Kep. Dekom No. 01/KEP/DK/2022 dated January 25, 2022, and has been ratified through Directors' Regulation No. PD.622/r.00/HK200/COP-C0000000/2022 dated February 22, 2022.

DELIVERING A VIOLATION REPORT

Reports or complaints of violations can be submitted via website, e-mail, fax, or letter with address:

Website	: https://id.deloitte-halo.com/telkomwbs/
Hotline	: (021) 5088 4601
Faksimile	: (021) 5088 4602
E-mail	: Telkomwbs@tipoffs.info
PO Box	: Telkom Integrity Line PO Box 2800 JKP 10028
SMS	: 0813 9000 3217
WhatsApp	: 0813 9000 3217

Types of Complaints that can be followed up through the WBS mechanism include::

1.	Issues in accounting and internal control over financial reporting that has the potential to result in material misstatements in the Company's financial statements;
2.	Audit issues, especially those involving the independence of the Public Accounting Firm;
3.	Violation of the laws and regulations of the capital market relating to the company's operations;
4.	Violation of internal regulations that have the potential to cause harm to the company;
5.	Fraud and/or Abuse of Position committed by officials and/or employees within the TelkomGroup Environment;
6.

Disrespectful behavior of the Board of Commissioners, Organs of the Board of Commissioners, Directors, Management, and employees of the company, including but not limited to dishonesty, conflict of interest and providing misleading information to the public which directly or indirectly has the potential to damage reputation or cause losses to the Company.

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PROTECTION TO THE COMPLAINANT

Telkom guarantees and ensures the protection of whistleblower confidentiality based on the following internal policies:

1.

Resolution of the Board of Commissioners No. 08/KEP/DK/2016 dated June 8, 2016, regarding Policy Procedures for Complaints Handling (Whistleblower) of PT Telkom Indonesia (Persero) Tbk and Consolidated Subsidiaries.

2.	Directors Regulation No. P.6.618.00/r.00/HK200/COP-C0000000/2016 dated December 21, 2016.
3.

Resolution of the Board of Commissioners No. 01/KEP/DK/2018 regarding Standard Operating Procedure of the Whistleblower System at Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk and Consolidated Subsidiaries.

Telkom follows up on any complaints or reports through WBS by prioritizing confidentiality and the principle of presumption of innocence. The aim is to encourage parties to have courage and feel safe in submitting reports of violations without any fear or worry.

THE COMPLAINT HANDLING

Telkom operates Whistleblowing System mechanism under responsibility of Audit Committee. In practice, WBS mechanism refers to Financial Service Authority Regulation No. 55/ POJK.04/2015 and Sarbanes-Oxley Act 2002 Section 301 regarding Public Company Audit Committee.

In order to fulfill a responsible and not defamatory complaint report against someone, Telkom determines certain complaint requirements. Report can be followed up immediately if the type of complaint is in accordance with the scope of the Whistleblowing System mechanism, the truth and the accuracy of the complaint information has been supported by sufficient data. Some WBS complaints could not be followed up due to incomplete, inaccurate and unreliable data and information.

COMPLAINT HANDLING MECHANISM

INVESTIGATION PROCESS
REPORTING AND FOLLOW-UP
KOMITE AUDIT
DIRUT
KOMITE INVESTIGASI
SUBSIDIARY
HR
UBIS
Material Evaluation
Archive
Start
Approval to Follow up
Appointment Process of Expert
Expert
CC
FU?
No
Yes
Fu Report
Case Review
Subsidiaries?
Forming an Investigation Team
Need Experts?
The Investigation
The Result of Investigation Report
KKD?
FU Notes
Ya
FU Notes
Documentation
End
Subsidiary Discussion
FU?
Combined FU?
Response Letter
The Audit Report
Investigation by Subsidiary
KKD Report
KKD Subsidiary
Tim Gabungan?
Joint KDK
KDK Report
Ubis FU
FU report

Remark: KKD: *Komite Etika dan Kepatuhan & Disiplin* or Ethics and Compliance & Discipline Committee
FU: Follow Up

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THE PARTY THAT MANAGES THE COMPLAINT

Telkom's WBS mechanism is managed by the Audit Committee, Internal Audit Department, Investigation Committee, and Consultants/Independent Third Parties with their respective duties and responsibilities.

The Audit Committee is a committee formed by the Board of Commissioners of PT Telkom Indonesia Tbk to carry out oversight (oversight) over the quality and integrity of the company's financial reporting with the scope of its duties covering all companies within the Telkom Group and following up on complaints received according to its authority.

The Internal Audit Department is appointed to monitor all complaints received from independent consultants who manage the receipt of complaints from all WBS channels and follow up on complaints in accordance with its authority.

The Investigation Committee is a committee formed by the Company's President Director to follow up on Investigation Reports on complaints that require a further investigative audit process according to its authority.

Consultant/Independent Third Party is a third party appointed by Telkom to participate and play an active role in receiving and distributing complaints and/or play an active role in the process of resolving complaints received through the complaint management system.

The Audit Committee has a role in:

1.

Together with the Consultant/Third Party managing complaint reports, receive and submit complaint reports that meet the requirements to the Internal Audit Department or other independent parties for examination;

2.	Monitoring the progress of the examination process for complaint reports;
3.

Evaluating and decide whether the results of the inspection by the Internal Audit Department or other independent parties require a further investigation process or do not require a further investigation process and are stored as archives;

4.

Make a letter requesting an internal investigation to the President Director for an investigation process that does not require the assistance of an independent party. Next, the President Director assigned the Investigation Committee to conduct an investigative audit.

5.

Request approval from the Board of Commissioners for investigation processes that require the assistance of independent parties. If the Board of Commissioners agrees, it will continue with the selection process, appointing and assigning selected Consultants/Independent Third Parties to conduct investigations and report the results.

The Internal Audit Department plays a role in:

1.	Examine complaint reports received from the Audit Committee or Consultants/Third Parties managing complaint reports;
2.	Collaborate with related units to ensure the truth of complaint reports, prove whether or not there are violations and follow-up actions;
3.

If during the audit process, there is a need to carry out an in-depth investigation through an Investigative Audit, the SVP Internal Audit can report this to the President Director, who will then assign the Investigation Committee to carry out an investigative audit.

4.	Report the examination results and close the Complaint Report through the Complaint Report system, which can be accessed and analysed by the Audit Committee for further follow-up.

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The Investigative Committee has a role in:

1.

Reviewing problems and examination results of complaint reports that require an investigative audit process. If the investigation process concerns personnel and/or units in a subsidiary, the Investigation Committee will convey it to the Commissioners and Directors of the subsidiary in question;

2.

Form an Investigation Team to carry out an investigative audit process in accordance with the authority referring to applicable regulations. The Investigation Team can consist of personnel from subsidiaries as needed;

3.	Submit the Investigation Results Report to the President, Director, and/or Audit Committee as evaluation material for company management to be followed up to the next stage.

Consultants/Third Parties appointed as complaint report managers play a role in:

1.	Receiving and distribute incoming complaints from all Telkom Integrity Line channels
2.	Conducting initial review and verification to ensure that the complaint meets the requirements to be designated as a valid complaint and will be processed further.
3.	Keep whistleblowing management archives, including complaints that do not meet the requirements
4.	Monitoring the process of resolving complaints through the complaint management system.

THE RESULT OF COMPLAINT HANDLING

Throughout 2023, Telkom received 59 complaint reports, with 19 complaints declared closed and 9 others still waiting for additional data to carry out the next follow-up process.

Complaint Based on Category

Category	Reporting Channel							Total
	Website	Email	PO Box	Fax	Hotline	WhatsApp	SMS
Accounting issues and internal control over financial reporting	0	0	0	0	0	0	0	0
Auditing issues	0	0	0	0	0	0	0	0
Violation of the laws and regulations of the capital market relating to the company's operations	0	0	0	0	0	0	0	0
Violation of internal regulations	2	3	0	0	0	6	0	11
Fraud and/or abuse of the position	13	0	0	0	0	0	0	13
Disgraceful behavior	3	1	0	0	0	0	0	4
Total	18	4	0	0	0	6	0	28

Comparison of Complaint Handling with the Previous Year

Description	Total			Remarks
	2023 (Deloitte)	2022 (Deloitte)	2021
Total Complaints	59	129	36	Complaints received
Qualified	28	26	0	Complaints worthy of actions
Follow-up
Closed (not proven/not fulfilled)	19	16	0	-
Additional Data	9	9	0	-
Further studies according to the procedure	0	1	0	-

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THE COMPLAINT HANDLING PROCEDURES

1.	Unit or third party appointed as the party responsible for receiving complaints in the whistleblowing system monitors incoming complaints from all existing reporting channels;
2.

The complaints received are reviewed and verified to ensure that the complaint meets the requirements to be determined as a valid complaint and will be processed further. Meanwhile, complaints that do not meet the requirements are not processed and stored as archives for the Whistleblowing Manager;

3.	Complaints that meet the requirements and will be processed further, are sorted based on the level/levelling being complained about and submitted to:
a.

The Board of Commissioners through the Audit Committee, for complaints against one or more members of the Board of Directors of Telkom (including the Main Director), employees on duty at Telkom's Internal Audit Unit or employees within the supporting organs of the Board of Commissioners;

b.

Main Director of Telkom through SVP Internal Audit, for all complaints against all Telkom Group employees including members of the Board of Directors and/or Commissioners of Subsidiaries, except for Telkom Directors and Telkom employees who serve in the Internal Audit Unit;

	c.	Ministry of SOE, for complaints against the Board of Commissioners.
4.	For complaints that meet the requirements as referred to in points 3.a. and 3.b. above, audits are carried out by the Internal Audit Department or other independent parties if necessary
5.

The Internal Audit Department reports the results of examinations and closes Complaint Reports through the Complaint Report system, which can be accessed and further analysed by the Audit Committee for further follow-up;

6.

Based on the results of the inspection by the Internal Audit Department or an independent party, the Audit Committee will evaluate and decide whether the results of the audit need to be followed up and processed further through an investigative audit or whether there is no need for a further investigation process and will be stored as an archive;

7.

If it is decided to carry out an investigative audit process that does not require the assistance of an independent party, the Audit Committee and/or SVP Internal Audit can make a letter requesting an internal investigation to the President Director, who will then assign the Investigation Committee to carry out the Investigation audit process and prepare an Investigation Result's Report.

8.

If it is decided to carry out an investigative audit process that requires the assistance of an independent party, the Audit Committee will request approval from the Board of Commissioners. If the Board of Commissioners approves, the Audit Committee will select, appoint, and assign selected Consultants/Independent Parties to conduct investigative audits and prepare Investigation Results Reports.

INVESTIGATION PROCESS

As a follow-up to instructions from the President Director to carry out the investigative audit process, the Investigation Committee carried out the following:

1.

Review problems and examination results of complaint reports that require an investigative audit process. If the investigation process concerns personnel and/or units in a subsidiary, the Investigation Committee will convey it to the Commissioners and Directors of the subsidiary in question;

2.

Form an Investigation Team to carry out an investigative audit process in accordance with the authority referring to applicable regulations. The Investigation Team can consist of personnel from subsidiaries as needed;

3.	Submit the Investigation Results Report to the President Director, and/or Audit Committee as evaluation material for company management to be followed up to the next stage.
4.

If expert assistance is required to carry out the investigative audit process, the Investigation Committee may request the Main Director to process the appointment and assignment of a Team of Experts to assist in handling the investigative audit process.

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COOPERATION HANDLING OF INTEGRATED WBS

Telkom, together with 26 other SOEs and the Corruption Eradication Commission (KPK), signed a Perjanjian Kerja Sama (PKS) on March 2, 2021. This PKS aims to be an effort to eradicate criminal acts of corruption through the implementation of an integrated WBS. The scope of this collaboration includes:

1.	Formulation and/or strengthening of the internal rules for handling complaints;
2.	Commitment to complaint handling management;
3.	Handling complaint through application;
4.	Coordination and joint activities for handling complaints; and
5.	Exchange of data and/or information.

WBS can be found in Sustainability Report.

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POLICY REGARDING REPORTING SHARE OWNERSHIP OF DIRECTORS AND COMMISSIONERS

Each member of the Board of Directors and Board of Commissioners of Telkom has reported to the Financial Services Authority, either directly or indirectly, regarding ownership and any changes in ownership of Public Company shares in accordance with the provisions of OJK Regulation No. 11/POJK.04/2017 regarding Ownership Reports or Any Changes in Ownership of Public Company Shares by the Board of Directors and Board of Commissioners. Provisions regarding reporting of share ownership are also regulated internally in the Board Manual for the Board of Directors and Board of Commissioners as stated in the Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and No. PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia, Tbk.

The Company routinely reports the share ownership of members of the Board of Directors and members of the Board of Commissioners every month. It is disclosed in the Annual Report and Financial Report. In the Annual Report for Fiscal Year 2023, Telkom reports information on share ownership by members of the Board of Directors and Board of Commissioners, as well as changes in the "Shareholder Composition" section.

All members of the Board of Directors and Board of Commissioners must report changes in share ownership by three working days after ownership or change in ownership of Public Company shares occurs. This policy applies to all members of the Board of Directors and Board of Commissioners. In 2023, several Board of Directors and Board of Commissioners will receive Long Term Incentive (LTI) and Tantiem, which will be deferred for the 2022 financial year in the form of Telkom shares.

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EMPLOYEE STOCK OWNERSHIP PROGRAM

Telkom has a policy of providing long-term, performance-based compensation for employees and management through share ownership programs, namely the Employee Stock Ownership Program (ESOP) and Management Stock Ownership Program (MSOP). The program aims to foster a sense of belonging and retain and appreciate employee contributions. This share ownership program started in 1995 when Telkom conducted an Initial Public Offering (IPO) and was carried out again on June 14, 2013. The conditions for implementing the ESOP carried out in 2013 were:

1.	Number of Shares
Number of shares offered during ESOP program period in 2013 was 64,284,000 Series B stock which were the result of buyback phase III or Treasury Stock.
The amount was allocated to each participant with the following conditions:
	a.	Participants have an active status, referring to the Band Position level, Role Category, and participant's contribution period as of December 31, 2012; temporary
b.

Participants have a non-active status, referring to the Band Position level and the contribution period during 2012, except in the event that the person concerned dies, the contribution is calculated at 100%.

Regarding the stock transfer process, employees who become program participants are subject to the provisions of the Lock-Up Period based on the following levels:
	a.	Level BP I and II are subject to a Lock Up Period of 12 (twelve) months;
	b.	Level BP III and IV are subject to a Lock Up Period of 6 (six) months;
	c.	Levels BP V to VII are subject to a Lock Up Period of 3 (three) months.
2.	Execution Time
Telkom stock ownership program by employees and/or management was implemented on June 14, 2013.
3.	Employee and/or Management Requirements in Telkom Stock Ownership Program
	a.	Meet Eligibility Criteria:
		i.	Employees of Company and Employees of Subsidiaries/Affiliates whose financial statements are consolidated in Telkom Financial Statements;
		ii.	Directors of Subsidiaries/Affiliates whose financial statements are consolidated, except BOD/BOC Telkom and Telkomsel.
	b.	Have contributed at least 1 month in 2012;
	c.	In the event that employee has an inactive status in 2013, then:
		i.	The person concerned is still entitled to participate in the program, with the allocation of stock calculated proportionally according to the contribution of the person concerned in 2012;
		ii.	The person concerned did not quit at his own request (APS), was dismissed due to a serious violation of employee discipline, and/or quit because he was appointed as the Board of Directors of a SOE.
	d.	The program is optional with conditions: the right to buy is non-transferable and void if it is not used during the offer period.
4.	Execution Pricing or Pricing

Whereas, in the implementation of employee stock ownership program in 2013, Telkom set a stock transfer price of Rp10,714 (ten thousand seven hundred and fourteen rupiah), which is 90% of the average closing price of stock trading for a period of 25 days prior to the price fixing date.

No.	Date	Number of Employees	Number of Shares	Stock Value
1.	November 14, 1995	43,218	116,666,475 shares	Rp239 billion
2.	June 14, 2013	24,993	59,811,400 shares (equivalent to 299,057,000 shares after a stock split)	Rp661 billion

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SIGNIFICANT LEGAL DISPUTES

Throughout 2023, Telkom faced 153 legal cases consisting of 55 criminal law cases and 98 civil law cases. Among these cases, 62 cases are a continuation of cases from the previous period, while the remaining 91 cases are cases that began in 2023. Until the end of 2023, there are 97 cases that have not been completed and the process will continue for the next period.

Recapitulation of Lawsuits Cases in 2020-2022

Legal Issues
Status	2023		2022		2021
	Criminal	Civil*	Criminal	Civil*	Criminal	Civil*
In process	42	55	18	44	18	28
Closed	13	43	27	27	10	14
Sub Total	55	98	45	71	28	42
Total	153		116		70

Remark:

*	Combination of Civil and Non-Litigation Cases.

Meanwhile, throughout 2023, there is one civil case against Telkom’s Board of Director, whether they are still serving or those who have ended their positions.

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INFORMATION REGARDING ADMINISTRATIVE SANCTIONS

Throughout 2023, Telkom did not received administrative sanctions, whether members of the Board of Commissioners and/or Directors, by the Financial Service Authority (OJK) and other authorities.

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INFORMATION ACCESS AND COMPANY‘S PUBLIC DATA

Telkom provides easy access to information for Stakeholders to establish good relations with all Stakeholders and fulfill the provisions of Financial Service Authority Regulation No. 31/POJK.04/2015 regarding Disclosure of Material Information and Facts by Issuers or Public Companies. Telkom provides several approaches and media as communication channels, namely:

1.	General Meeting of Shareholders (GMS)
GMS is a media for Telkom to convey information related to the Company's performance to Shareholders. Shareholders can participate in strategic decision making, for the betterment of the Company.

2.	Media
Throughout 2023, Telkom made news releases and sent them to the mass media to disseminate Company information to Stakeholders.

3.	Website

Telkom's website is available in two languages, namely Indonesian and English, with a page www.telkom.co.id page. Stakeholders can access the latest information on profile, Good Corporate Governance practices, implementation of CSR programs, job opportunities and career development, as well as Telkom products. In addition, Stakeholders can also access Telkom reports, including Annual Report, Financial Report, and other report.

4.	Information and Documentation Management Officer (PPID)

PPID is a form of transparent and accountable corporate public information service to fulfill the rights of applicants for public information in accordance with statutory provisions. PPID is an official who is responsible for carrying out the functions of storing, documenting, and/or serving public information. Telkom has an E-PPID channel as an online service facility for requests for public information and as a form of implementing information disclosure in the TelkomGroup which can be accessed via the https://eppid.telkom.co.id/sites page.

5.	Meeting with Analyst and Investor

Telkom always held meetings with Analyst and Investor. This meeting is held for Telkom to provide information on the Company's performance and prospects as well as providing the latest information on the telecommunications industry in general. In times of pandemic, meetings with Analyst and Investor are held online.

6.	Contact via E-Mail

One of the corporate contact facilities listed on the Telkom website is in the form of e-mail contacts, which can be used by Stakeholders to communicate with each other. Specifically, Telkom customers can use the e-mail address customercare@telkom.co.id, while the e-mail address Investor@telkom.co.id is intended for Investor.

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7.	Internal Media
Telkom has an Intra Telkom bulletin which is managed as a means of information, education, and outreach to all internal employees of the Company.

8.	Social Media

In line with the current digital era, Telkom uses a variety of social media to reach out to Stakeholders and the wider community. This communication channel is also useful for communicating with young people who are very familiar with digital media and social media today.

Social Media	Twitter	Facebook	Instagram	Youtube	TikTok
Account	@TelkomIndonesia	Telkom Indonesia	@telkomindonesia	Telkom Indonesia Official	@telkomindonesia
Followers/Subscribers/Fans	151,5K Followers	522k Followers	565k Followers	31,3k Subscribers	75k Followers

Remark:

Data as of December 31, 2023.

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CORPORATE CODE OF CONDUCT

CODE OF CONDUCT’S IMPLEMENTATION FOR BOARD OF DIRECTORS, BOARD OF COMMISSIONERS AND EMPLOYEES

Based on the Sarbanes-Oxley Act (SOA) 2002 section 406, Telkom has a code of ethics regulated in Directors Regulation No. PD.201.01/r.00/PS150/COP-B0400000/2014 regarding Business Ethics in the TelkomGroup Environment and Regulation of the Director of Human Capital Management No. PR.209.05/r.01/HK250/COP-A4000000/2020 regarding Employee Discipline.

Telkom's code of ethics regulates business ethics for the external environment (customers, suppliers, contractors, and other external parties) as well as employee work ethics for the internal environment, which applies to all members of the Board of Directors, members of the Board of Commissioners and the extended family of Telkom employees. Telkom requires all internal parties to sign an Integrity Pact, which contains a commitment from employees and management not to violate the established integrity and code of ethics. This Integrity Pact is stated in Resolution of the Board of Directors No. KD.36/HK290/COP-D0053000/2009.

CODE OF CONDUCT’S PRINCIPLES

The Telkom Code of Conduct, which applies, among others, regulates the main mattersregarding:

1.	Employee Ethics
The system of values or norms that are used by all employees and leaders in the daily work.

2.	Business Ethics
The system of values or norms that are upheld by the Company as guidelines for the company, management, and its employees to interact with the surrounding business environment.

DISSEMINATION OF THE CODE OF ETHICS AND ITS EFFORTS TO ENFORCEMENT

Every Telkom employee who violates the code of ethics will potentially receive sanctions after going through an investigation process and various considerations. The following table presents Telkom's code of ethics, which regulates provisions related to sanctions for each type of violation.

No.	Main Thing	Type of Violation		Penalty
1.	Employee Work Ethics	1.	Misdemeanor	Light Discipline Punishment
		2.	Moderate Violation	Moderate Discipline Punishment
		3.	Serious Violation	Severe Discipline Punishment
2.	Business Ethics	1.	Insider Trading	Integrity Committee Decision
		2.	Conflict of Interest	Employee Discipline Committee Decision
		3.	Window Dressing	Integrity Committee Decision
		4.	Do gratuities	Employee Discipline Committee Decision

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EFFORTS TO DISSEMINATION OF CODE OF CONDUCT

Every year, Telkom management sends outreach materials to all employees at TelkomGroup regarding understanding of GCG, Business Ethics, Integrity Pact, Fraud, Risk Management, Internal Control (SOA), Whistleblowing, Prohibition of Gratification, IT Governance, Information Security, Anti-Bribery Management System and other matters. Others related to ethics and corporate governance practices.

Telkom implements an obligation for every employee to create an Integrity Pact, which is filled out and signed by all employees every year as long as they are still employees of TelkomGroup. Telkom also carries out business ethics outreach through various media and e-learning, which also includes awareness of the implementation of SNI ISO 37001:2016 Anti-Bribery Management System (SMAP).

Table of Code of Conduct Socialization 2023

No.	Oncoming	Amount Reached
1.	E-learning	9543/9543
2.	Face to face (training, communication forum/workshop)	244/9543
3.	Socialization material through the intranet portal	9543/9543

REPORT ON RESULTS OF APPLICATION OF CODE OF CONDUCT

Violations of Employee Discipline that will be processed at Telkom in 2023 are as many as 17 cases, consisting of 3 cases that have been decided with 26 perpetrators and 14 cases still in process with 75 people. This number increased compared to the previous year, with 13 cases with 143 perpetrators. Judging from the information, Telkom still needs to improve the quality of internal control so that the number of code of ethics violations can continue to be reduced.

Results of Code of Conduct in 2023

No.	Form of Code Violation	Number of Code Violations	Sanctions Given
1.	Misuse of Goods/Assets/Money/Authority-Position	16 case	Disciplinary Punishment:
			Minor	: 3
			Medium	: 2
			Severe	: 4
			Acquitted	: 16
			On progress	: 75
2.	Absenteeism	0 case	Dismissal	: -
			Acquitted	: -
3.	Criminal Case	0 case	Severe	: -
4.	Violations of Moral Norms	0 case	Severe	: -
5.	Others	1 case	Disciplinary Punishment:
			Minor	: -
			Medium	: -
			Severe	: -
			Acquitted	: 1
			On progress	: -

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ANTI CORRUPTION POLICY

Telkom is committed to maintaining GCG principles to ensure that the Company avoids corrupt practices, kickbacks, fraud, bribery, and illegal gratuities. This commitment has been realized through implementing ISO 37001:2016 regarding Anti-Bribery Management Systems (SMAP) since 2020. The SMAP standard determines various steps and controls that companies must implement to prevent and reveal bribery and corruption cases. Telkom also prepares programs and procedures as outlined in internal policies as follows:

1.	Decision of the Board of Directors of the Company Number: KD.36/HK290/COP-D0053000/2009 regarding Integrity Pact.
2.	Company Regulation PD.201.01/r.00/PS150/COP-B0400000/2014 regarding Business Ethics in TelkomGroup.
3.	Regulation of Director of Human Capital Management Number: PR.209.03/r.01/PS000/COP-A4000000/2017 regarding Obligations for Reporting on Assets of State Administrators within TelkomGroup.
4.	Regulation of Director of Human Capital Management Number: PR.209.05/r.01/HK250/COP-A4000000/2020 regarding Employee Discipline.
5.	Regulation of Director of Human Capital Management Number: PR.209.04/r.01/PS950/COP-A4000000/2021 regarding Gratification Control.
6.	Decision of President Director No.SK08/PS.000/COP-A0000000/2023 regarding Composition of the Organizational Structure of the Anti-Bribery Management System.

Policies, targets, and all SMAP implementation on TelkomGroup are outlined in ISO 37001:2016 Anti Bribery Management System Manual and 17 Procedures.

ANTI-CORRUPTION, KICKBACKS, ANTI-GRATIFICATION, AND ANTI-FRAUD PROGRAMS AND PROCEDURES

Telkom holds training and outreach programs for all employees to support the prevention of corruption, kickbacks, gratuities, and fraud within the company. Training programs carried out by Telkom during 2023 include:

1.	Conducting training and understanding of business ethics and signing the annual Integrity Pact, which is mandatory for all employees.
2.	Conducted Awareness on ISO 37001:2016 Anti-Bribery Management System by experts in their fields to the team on the scope of expansion.
3.	Extending the ISO 37001:2016 Anti-Bribery Management System (ABMS) Lead Auditor certificate through the external agency Professional Evaluation and Certification Board.
4.	Conducting training on Lead Auditor ISO 37001:2016 Anti-Bribery Management System (ABMS)
5.	Conducting Integrity Development Expert certification through KPK to representatives of the scope and FKAP Committee.
6.	Conducted ISO 19011:2018 Internal Auditor training for representatives of the scope of the Anti-Bribery Management System certification.
7.	Carry out an Internal Surveillance Audit ISO 37001:2016 Anti-Bribery Management System.
8.	Carry out an External Surveillance Audit ISO 37001:2016 Anti-Bribery Management System.
9.	Organized a program to commemorate World Anti-Corruption Day (HAKORDIA) within Telkom.

With the implementation of these programs within Telkom Indonesia, it is hoped that it will further enhance a work environment that is conducive and free from corrupt practices.

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CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT (CSR)

271	Brief Summary of Corporate Social Responsibility and Environment
272	Corporate Social Responsibility and Environment Program Implementation Report

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BRIEF SUMMARY OF CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT

Telkom implements good corporate governance by considering the rights of employees and stakeholders, contributing to environmental sustainability, and carrying out social and ecological responsibility (TJSL) or Corporate Social Responsibility (CSR). Telkom's CSR information reporting refers to several international standards, namely the Global Reporting Initiative (GRI), ISO 26000 Guidance for Social Responsibility, and Sustainable Development Goals (SDGs).

Telkom conveys information on CSR implementation in a Sustainability Report, which is separate from this Annual Report, following SEOJK No. 16/POJK.04/2021 regarding the Form and Content of Annual Reports of Issuers or Public Companies, with the basis for preparation based on OJK Regulation No. 51/POJK.03/2017 regarding the Implementation of Sustainable Finance for Financial Services Institutions, Issuers, and Public Companies.

Access to the 2023 Sustainability Report:

As a SOE, Telkom also implements CSR based on the Minister of State-Owned Enterprises Regulation Number PER-1/MBU/03/2023 concerning Special Assignments and Social and Environmental Responsibility Programs for State-Owned Enterprises which revokes and replaces the Minister of BUMN Regulation Number PER-05/ MBU/04/2021 regarding Social and Environmental Responsibility Programs for State-Owned Enterprises as amended by Regulation of the Minister of State-Owned Enterprises Number PER-6/MBU/09/2022 regarding Amendments to Regulation of the Minister of State-Owned Enterprises Number PER-05/MBU/04/2021 concerning Social and Environmental Responsibility Programs for State-Owned Enterprises. Article 33 PM BUMN PER-1/2023 regulates that financial reports and implementation of the SOE CSR Program are reported in periodic and Annual Reports. Telkom presents the TJSL Program implementation report in the Annual Report in the subchapter Corporate Social and Environmental Responsibility Program Implementation Report, while the TJSL Financial Report, namely the MSE Funding Program Financial Report, is shown in the attachment to this Annual Report.

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CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT PROGRAM IMPLEMENTATION REPORT

CSR SUSTAINABILITY STRATEGY FRAMEWORK

Telkom's Board of Directors also supervises the implementation of sustainability practices through the CSR Program and encourages compliance to ensure program accountability. Telkom's CSR Program aligns with environmental, social, and governance (ESG) aspects to support business objectives and achieve sustainability performance contributions.

Telkom's sustainability strategy is embodied in the "SUSTAIN" Main Program, which aligns with efforts to achieve the Sustainable Development Goals (SDGs) targets. The details of the program are as follows:

1.

Speed-up Inclusive Digital Education to Develop Superior Digital Talent and Increase National Digital Adoption, which encourages the realization of inclusive education and good quality of healthy life to support a prosperous and competitive nation through digital infrastructure support and digital talent education to improve national digital literacy;

2.

Unlock Sustainable Digital Ecosystem and Uplift Greeneration to Increase Climate Change Resiliency, which supports the realization of sustainable infrastructure and encourages efforts to increase resilience to climate change through community empowerment and the deployment of digital environmental ecosystems;

3.

Strengthen Excellent MSME Digital Platform to Scale up MSME Capacity and Drive Digital Economy Growth, namely enlarging the access and capacity of Micro and Small Enterprises (MSEs) to financial services to expand employment, increase labor productivity, and drive economic growth through intensification of distribution quality and strengthening loan repayment capacity;

4.	Transform Good Viability and Well-being to Build more Prosperous Society, which accelerates the transformation of essential service aspects to support a prosperous and competitive society;
5.

Assuring Good CSR GRC Management Reinforcement, namely maintaining the accountability aspects of TJSL Program management and aspects of risk management implementation and compliance through quality improvement and governance evaluation, as well as overseeing the audit process and management reporting;

6.

Intensifying Strong Impact CSR Branding & Communication Impact Amplification, namely activating the publication of the implementation of the TJSL program by prioritizing communication from the aspect of the impact of Telkom's TJSL Program through multi-stakeholder partnerships/collaboration;

7.

Nurturing National CSR Process Digitalization to Enable Data-driven & Analytics Reporting, namely strengthening the transformation of digitization and digitalization of TJSL Program management through improving and maintaining information systems, utilizing data analytics and decision support systems in strategic decision making.

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COMMITMENT AND POLICY ON SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The legal basis for the implementation of Telkom's TJSL Program activities is the Regulation of the Minister of State-Owned Enterprises Number PER-1/MBU/03/2023 concerning Special Assignments and Social and Environmental Responsibility Programs of State-Owned Enterprises which revokes and replaces the Regulation of the Minister of SOEs Number PER-05/MBU/04/2021 concerning Social and Environmental Responsibility Programs of State-Owned Enterprises as amended by the Regulation of the Minister of State-Owned Enterprises Number PER-6/MBU/09/2022 concerning Amendments to the Regulation of the Minister of SOEs Number PER-05/MBU/04/2021 concerning Social and Environmental Responsibility Programs of State-Owned Enterprises. Meanwhile, the internal policy basis as a guideline for the implementation of the TJSL Program is the Board of Directors Regulation No. PD.703.000/r.00/H-K200/CDC-A1000000/2021 dated 31 December 2021 regarding Social and Environmental Responsibility Programs and the Shareholder/Capital Owner Aspiration letter No. S-683/MBU/10/2022 dated 24 October 2022 concerning Shareholder/Capital Owner Aspirations for the Preparation of the Company's Work Plan and Budget for 2023.

Telkom's TJSL program is the authority of the Community Development Center (CDC) Unit, while the Corporate Communication Sub-Department is specifically responsible for the publication of the implementation of the TJSL Program. Telkom conducts socialization of core values and development of the Company's culture to encourage socially and environmentally responsible behavior in all TelkomGroup people. Telkom also involves employees in TJSL activities in the Employee Volunteering Program (EVP) through an employee social project program called TESA (Telkom Employee Social Activity) as a forum for one employee, one social activity. Telkom also continues to encourage and ensure the active role of stakeholders in the planning and formulation of TJSL Programs that are integrated, directed, and measurable in impact to create shared value for stakeholders.

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TJSL 2023 Program Formulation Framework

Strategic Situation Analysis

Key Shareholder Direction

Permen TJSL

Planning
Supervision
Imple
mentation
Reporting

Implementation with a Priority Focus on Education, Environment, and MSE Development **(Article 10 Paragraph 3)**

Shareholders' aspirations for preparation of the 2023 RKAP

Corporate/Functional Strategy Alignment

CSS 2023-2025 Strategic Initiatives

10.C Telkom can leverage global trends to realign sustainability contribution - starting with **adoption of ESG framework and improving communication to stakeholders**

FU HCM Strategy 2023-2025

10. Deploy TJSL Towards **Achievement of Social Development Goals (SDGs)** for Sustainable Business Strategy

External Factor Analysis

- Economy Post Pandemic
- Geopolitical Situation Analysis
- Global Rating Index
- Global Issue-Sustainable Development
- Nation & Global Telco Benchmark

SUSTAINABLE DEVELOPMENT GOALS
ESG

Internal Factor Analysis

- SIPOC Analysis
- Telkom Technology Stack
- Identify Business Challenges
- Local Excellence and Wisdom (Telkom Regional)
- TJSL Assets Inventory

SIPOC
ANALYSIS
CSV

Strategic Formulation

Speed-up Digital Education (CSV)	**U**nlock Sustainable Environment	**S**trengthen MSME Digital Platform (CSV)	**T**ransform Prosperous Society

Assuring GRC Management	**I**ntensifying Branding & Communication	**N**urturing TJSL Digitization

Strategic Implementation: Program Charter, Activities, KPI, Timeline, Risk, and Budget

Strategic Evaluation & Control: Review Management (Weekly, Quarterly, Half-Year, Annually), Management Report, Financial Report, Annual Report, Sustainable Report

TJSL Main Programs 2023

SUSTAINABLE DEVELOPMENT GOALS

Telkom Indonesia

ESG

HARMONIZE

Creating Shared Value

Society | MSME | Digital Literacy

S-U-S-T-A-I-N

FU HCM Strategic Initiatives

Orchestrate Foundations & Social Responsibility Programs to Increase Corporate Value & Support Business

1 Speed-up

DIGITAL EDUCATION

- Digital Learning Lab
- Computer Education Program
- Inclusive and Effective Learning Environment for Disabilities
- Program Digi Up
- Program Indonesia Digital Learning
- Program Bantuan Biaya Pendidikan untuk Siswa tidak Mampu

CSV

2 Unlock

SUSTAINABLE ENVIRONMENT

- Program Bantuan Sarana Air Bersih
- Program Penyediaan atau Renovasi MCK Umum
- Program E-Waste Management
- Program Eduvice
- Sinergi Program Komunitas Sadar Lingkungan
- Program Penanaman Terumbu Karang
- Program Penanaman Mangrove
- Konservasi Hutan Binaan Digital
- Pengembangan Energi Bersih & Terbarukan
- Program Sociodigipreneurship (Innovillage)
- Employee Volunteering Program (Ind. ABN)

3 Strengthen

MSME DIGITAL PLATFORM

- Initiate MSMEs Caring Partnership
- Pengembangan Kapasitas Bisnis UMK Melalui Pembinaan
- Strengthening MSME Payment Collectibility Moneva
- MSME Capacity Development through Go Modern & Go Digital
- Go to Market Program through Go Online & Go Global
- Acceleration Creating Shared Values Rumah BUMN

CSV

4 Transform

PROSPEROUS SOCIETY

- Program Pengentasan Kemiskinan Desa Prasejahtera
- Program Bantuan Kegiatan Budaya dan Keagamaan
- Program Bantuan Peningkatan Produktivitas Hasil Perikanan
- Program Bantuan Penanganan Stunting
- Pemberdaya Wirausaha Perempuan
- Program Desa Binaan Telkom
- Penyelenggaraan Tata Kelola Kelembagaan yang Akuntabel

5 Assuring GRC (Governance, Risk, and Compliance) Management

6 Intensifying Branding & Communication TJSL

7 Nurturing TJSL Digitization

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REALIZATION OF SOCIAL AND ENVIRONMENTAL RESPONSIBILITY (TJSL) PROGRAM 2023

In 2023, the amount of funds realized for the TJSL Program activities was Rp154.94 billion, a 58.34% decrease from 2022.

Realization of the TJSL Program in 2023

No.	TJSL Pillars	Realizations (Rp)
1.	Social Pillar	71,558,333,354
2.	Economic Pillar	35,729,584,436
3.	Environmental Pillar	46,629,687,782
4.	Pillars of Law and Governance	1,023,142,068
	Total	154,940,747,640

TJSL REALIZATION PER PRIORITY SECTOR

No.	Featured Program	Descriptions	SDGs	Realizations
TJSL Program Focuses on Education
1.	Digital Learning Lab and Basic ICT Skills Training Assistance	Telkom assists schools and students in obtaining internet and computer access and improving ICT skills for learning purposes.		● 435 location points ● 15,810 benefit recipients
2.	Digital certification program for vocational (DIGI-UP)

Telkom's Synergy Program with industry and educational institutions to increase the capabilities of high school/vocational school graduate students to support the industrial world through national standard digital skills certification.

● 2,170 registrants ● 1,397 participants passed certification ● 421 schools ● 26 provinces
3.	Indonesia Digital Learning Program	Training Assistance for Increasing Teacher Competency (Training and Certification) through digital technology.		● 1,148 participants ● 3 location points
4.	Empowerment of disabled groups to increase the independence of vulnerable communities

Telkom's commitment to inclusive education through infrastructure assistance and digital talent education for people with disabilities to gain access to education, training, and digital certification to increase capabilities and competencies for job search opportunities. The program is realized through cooperation with the Telkom Education Foundation (YPT).

● 980 people with disabilities ● 6 location points

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No.	Featured Program	Descriptions	SDGs	Realizations
TJSL Program Focuses on the Environmental Sector
1.	Reduction of e-waste through digital device recycling (EDUVICE)

Activities/efforts to help reduce Electronic Waste, which has the potential to contain B3 Waste, within the Company environment (including those owned by employees), which are successfully managed well and then distributed to beneficiaries.

● 230 electronic devices ● 480 beneficiaries
2.	Integrated Waste Management Solutions and Circular Economy Development

Initiate the development of integrated waste management using a recycling and circular economy approach into economically valuable products that can produce social, environmental, and economic benefits for the community, which are strengthened by the integration of digital platforms to facilitate access to TPS service information.

● 900 kgs of managed waste ● 700 kgs recycled waste ● Rp2 million per month of circular economy income
3.	Reducing the effect of greenhouse gases through the planting of mangroves and coral reefs	Telkom mangrove conservation and coral reef transplant rehabilitation as an effort to reduce greenhouse gas effects.		● 45,500 mangrove plantings ● 3,920 coral reef substrates
4.	Handling Climate Change through restoration and conservation of fostered forests

Environmental ecosystem improvement initiative by Telkom as an effort to restore and protect forests that have been damaged or lost in synergy with institutions/communities that care about and have an environmental culture.

● 62,150 tree seedling/62 ha ● 10 location points

No.	Featured Program	Descriptions	SDGs	Realizations
TJSL Program Focuses on MSE Development

The TJSL MSE Development Program is implemented by distributing MSE Funding Program funds, and MSE Development Program grants through a 3C approach, namely access to capital, competence, and commerce. Through this program, Telkom supports strengthening the capacity of assisted MSEs to contribute to national economic growth and create added value for the Company. The realization of the implementation of the MSE Development Program in 2023 is as follows:

1.	Increasing MSEs access to Financial Services (Access to Capital)

Telkom distributes the MSE Funding Program as working capital and to increase the business capacity of the MSEs it supports. It assisted MSEs operating in various business sectors, such as industry, trade, livestock, plantations, fisheries, agriculture, services, etc.

Rp20 billion distribution of PUMK funds through BRI collaboration
2.	Strengthening MSE Business Capacity through coaching of Go Modern and Go Digital (Access to Competence)

Product Quality Improvement Program and digitalization of MSE businesses through assistance in obtaining permits, business training, making product packaging, and offline exhibition events to increase sales, expand markets, and increase the operational efficiency of MSEs.

● 11,180 Go Modern MSEs ● 10,844 Go Digital MSEs ● 2,107 Halal & PIRT Certifications ● 4,578 NIB

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3.	Penetration of digital and global market access: online marketplace, and virtual expo (Access to Commerce)	Program to increase online sales and global markets through e-commerce training, Business Matching, and Go Global training to increase the competitiveness of MSEs in domestic and global markets.	● 4,060 Go Online MSEs ● 22 Go Global MSEs

Realization of the Company's Creating Shared Value Program

Creating Shared Value (CSV) is a strategic step taken by Telkom to contribute to efforts to resolve social and economic problems and improve the social welfare of society. In 2023, Telkom will implement CSV through 2 (two) programs, namely:

No.	CSV Programs	Descriptions	Social Benefit	Business Benefit	Realizations
1.	Student social project competition: ‘Innovillage’

'Innovillage' is a digital talent development event to encourage the nation's digital capability and adoption rate through sociodigipreneurship incubation as a form of synergy between industry and universities in improving students' digital capabilities, which has an impact on social improvement for the community while producing digital talent as input to meet the needs of the digital industry.

			Potential for increasing the socio-economic benefits of the community at the location where the social project is implemented	- Telkom has an inventory of applicable digital solutions to be developed to market validation - Telkom has Company Digital Talent Pool profiling
●
2,385 registrants
●
795 social project proposals
●
101 colleges
●
163 social projects funded
●
27 provinces distributed social projects funded
●
85 districts or cities with social projects funded
●
489 Digital Talent Candidates

2.	Utilization of Digital Platforms for MSEs	Telkom initiated digitalization solutions for MSE business activities through application and digital platform utilization and product commercialization through digital e-commerce.
-
Encouraging digital literacy of MSEs towards increasing user adoption of digital service utilization
-
Helping MSEs innovate to develop businesses quickly to be applied independently
-
Encouraging MSEs to advance to class through the implementation of digitalization
				- Increase the number of subscribers and user traction on digital platforms for MSEs - Increase usage digital connectivity	● 14,926 MSEs Class Up (Cluster 4 Go) ● 2,354 registered users for indibizPay ● 3,151 PaDi UMKM registered users ● 400 SSL IndibizNet

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COLLABORATION TJSL PROGRAM REALIZATION

Telkom also contributes to the TJSL Collaboration Program with BUMN and other parties which will be implemented in 2023, including:

No.	Programs	Program Realization	Participants
1.	Environmental Collaboration Program

Community empowerment program in the village at the foot of Mount Raung District Banyuwangi, East Java, helps provide micro-hydro electrical energy by utilizing potential sources of water flow energy in rivers. Apart from that, training is also offered in the maintenance, control, and management of PLTMH from technical and economic aspects, as well as entrepreneurship training to the community so that they can develop productive business opportunities such as the production of cassava chips, dragon fruit jam, porang cultivation, and Edutourism.

Telkom, Perhutani, and ITS
2.	Educational Collaboration Program

A collaborative collaboration program between Telkom & Biofarma that aims to improve the quality and digital competence of educators or teachers in the era of massive technology so that it is helpful in learning and teaching activities in schools that it is hoped that it can improve the quality of education in Indonesia as a whole. Implementation of this program is spread across three districts in West Java Province.

Telkom, Biofarma, and PGRI
3.	MSEs Development Collaboration Program
1.
Karya Nyata Festival

The Collaboration Synergy Program between SOEs organized by Telkom BUMN House is supported by the SOE Foundation and 13 other SOEs, which aims to develop MSEs to expand marketing and a place for Millennial talents to contribute to Indonesia's development actively. They are organized in South Tangerang to enliven the 78th Indonesian Independence Day.

●
Number of Participating SMEs: 62 MSEs
●
Number of Visitors: 10,100 people
●
Number of Products Sold: 7,472 products
●
Total Transaction Amount: 105,635,000
Telkom, Telkomsel, BNI, Pertamina, AP2, Mandiri, BRI, BSI, PELNI, PNM, Pelindo, HK, Jasamarga, and SOEs Foundation

2.
ErgaPods

The MSE development program was carried out by Telkom BUMN House by helping the fostered MSEs increase marketing access by providing offline MSE Booths located at KM 88A Cipularang Toll Road – Kab. Purwakarta, West Java, so the fostered MSEs can experience increased sales of their products.

Telkom dan Jasamarga

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MSE DEVELOPMENT PROGRAM

In 2023, the Ministry of SOEs issued Regulation of the Minister of State-Owned Enterprises of the Republic of Indonesia Number: PER-1/MBU/03/2023 regarding Special Assignments and Social and Environmental Responsibility Programs of State-Owned Enterprises which revoked and replaced Regulation of the Minister of SOEs Number PER-05/MBU/04/2021 regarding Social and Environmental Responsibility Programs of State-Owned Enterprises as amended by Regulation of the Minister of State-Owned Enterprises Number PER-6/MBU/09/2022 regarding Amendments to Regulation of the Minister of SOEs Number PER-05/MBU/04/2021 concerning Social and Environmental Responsibility Programs of State-Owned Enterprises. Referring to the regulation, as part of SOE, Telkom helps the Government to develop the local economy by the 8th SDG, namely Decent Work and Economic Growth, through the MSE Development program as follows:

1.

Access to Capital: Capital Assistance Program for MSE Business Acceleration

Implementing the distribution of the MSE Funding program of Rp20 billion through a cooperation mechanism with BRI as a recommended SOE by letter S-721/MBU/11/2022, and Telkom Stopping the activities of independently distributing the MSE Funding program to partners/fostered MSEs and focusing on collection and MSE coaching programs.

2.

Accesst to Competence: MSE Coaching/Guidance Program in terms of modernization of MSE internal business processes

Digitalization of MSE business activity solutions through digital platforms: as an application toolset to solve the end-to-end business process needs of MSEs through the Go Modern and Go Digital programs.

3.

Access to Commerce: MSE Guidance Program in access to a broader market

Acceleration of MSE product promotion through marketplaces and virtual expos to increase MSE market access to consumers without having to open physical outlets through the Go Online and Go Global programs.

4.	Moneva Collection Optimizing the monitoring and billing teams and socializing with foster partners on how to pay through virtual bank accounts.

MSE FUNDING PROGRAM

The MSE (Access to capital) Funding Program aims to increase the income of Micro and Small Enterprises (UMK) through providing assistance in the form of capital loans with a relatively low level of administrative services. The management of this program is also strengthened by the digitalization process, making it easier for MSEs to access loan applications as well as obtain information and monitoring and installment history.

In 2023, Telkom distributed funds amounting to Rp20 billion. The amount of funds distributed decreased by 91.57% compared to last year due to adjusting the distribution mechanism by SK-721 KBUMN.

FUND DISTRIBUTION EFFECTIVENESS OF THE MSE FUNDING PROGRAM

The level of effectiveness in distributing PUMK Program funds in 2023 will reach 8.00% (score 1) of available funds, with a target set at 90%. This achievement has been consistent in the last three years as a manifestation of Telkom's commitment to empowering the national MSE sector.

Effectiveness of Distribution of Telkom Partnership Program Funds

Partnership Program	Unit	2023	2022	2021
Amount of Funds Disbursed	Rp billion	20.00	237.52	124,76
Amount of Funds Available	Rp billion	249.73	238.35	125
Level of Effectiveness of Funding	%	8.00	95.11	96,68
Funding Effectiveness Level Score		1	3	3

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COLLECTIBILITY OF MSE FUNDING PROGRAM REFUNDS

Realization of collectibility of refunds for the Telkom MSE Funding Program in 2023 reached 60.29% (score 2), with a collectibility target of 60%. Consistent performance in the last three years shows Telkom's success in managing MSE Funding Program loan funds.

Partnership Program Refund Collectibility

Collectibility	Unit	2023	2022	2021
Collectibility Percentage	%	60.29	76.07	74.82
Score		2	3	3

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MSE DEVELOPMENT PROGRAMS

Types of MSE Development Programs

MSEs DEVELOPMENT PROGRAMS
Digitalization
Introduction to Business Digitalization and Marketplace
Digital Marketing Training
Training
Simple Financial Reporting Training
Offline Marketing Training
MSME Skills Training
Networking
Business Matching
Benchmark
Local Sharing (local hero/ plasma/Podcast)
Product Packaging
Product Photo Assistance
Packaging Grants Product
Online Onboarding
Marketplace Optimization
Advanced Digital Marketing Training
B2B Marketing Training
Legal Assistance
NIB Regisration at OSS
SP-PIRT/Halal/BPOM/HAKI
Exhibition
Curation
Offline Exhibition Event (Local/Regional/International)

Telkom encourages MSEs to upgrade by increasing the capacity of MSEs and digitalization through the Go Modern, Go Digital, Go Online, and Go Global programs, as well as various activities to increase the productivity of Assisted MSEs. In 2023, Telkom also included Assisted MSEs in multiple activities, such as Trade Mission Singapore in collaboration with KADIN, the 20th China-ASEAN Expo, the Islamic and Halal Festival between Johor Malaysia, Packaging Festival 2023, and the SMEs Hub of the 42nd ASEAN Summit to introduce products and increase the level of MSEs in Indonesia with export activities abroad. In addition, the MSE Development Program is also carried out to improve the competence of MSEs through Mindset, Skillset, and Toolset Training and assist MSEs in obtaining business certifications and licenses.

Achievements of the 2023 MSE Development Program

No	Program Type	Achievement of Fostered MSE
1.	Go Modern MSEs	11,332
2.	Go Digital MSEs	10,968
3.	Go Online MSEs	4,060
4.	Go Global MSEs	22
5.	Certifications (Halal and PIRT)	2,107
6.	NIB Assistance	3,515
7.	Mindset Training	4
8.	Skillset Training	274
9.	Toolset Training	1,028

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DISTRIBUTION EFFECTIVENESS OF SOCIAL AND ENVIRONMENTAL RESPONSIBILITY PROGRAMS

Telkom targets in 2023 to distribute 100% of the TJSL Program funds from the budget allocation of Rp136 billion (including MSE development). The budget realization achieved in 2023 was Rp134.94 billion or 99.22% of the budget allocation.

Effectiveness of Telkom's Social, Economic, and Environmental Empowerment Program Distribution of Funds

Community Development Program	Unit	2023	2022	2021
Amount of Funds Disbursed	Rp billion	134.93	124.78	124.76
Fund Allocation Available	Rp billion	136	125	125
Level of Effectiveness of Funding	%	99.22	99.82	99.80

BUDGET ALLOCATION OF SOCIAL AND ENVIRONMENTAL RESPONSIBILITY PROGRAM

Based on the provisions of the Ministry of SOEs, the budget allocation for the TJSL Program is part of the budget calculated as the Company's costs or setting aside a portion of the Company's net profit in the previous fiscal year. The total TJSL budget decreased from Rp355 billion in 2022 to Rp293.5 billion in 2023. This decrease is due to the budget allocation for the MSE Funding Program through cooperation with BRI being smaller than the budget for independent distribution in the previous year.

Budget Allocation for Telkom's Social and Environmental Responsibility Program

No.	Program Type	Changes	2023	2022	2021
		%	Rp billion
1.	MSE Funding Program	-31.5%	157.5	230	220
2.	Social and Environmental Responsibility Program	8.8%	136	125	125
	Total Number	-17.32%	293.5	355	345

FINANCIAL STATEMENT

STATEMENT OF FINANCIAL POSITION (Rp)
ASSETS
Current Assets
Cash and Cash Equivalents	172,397,845,349
Loans to Fostered Partners after deducting allowance for impairment losses amounting to Rp65,467,649,369	125,662,508,521
Total current assets	298,060,353,870

Non-current assets
Distribution of loans to SOEs/Distributing Institutions	20,000,000,000
Troubled loans after deducting allowance for impairment of Rp305,394,729,086	-
Total non-current assets	20,000,000,000
TOTAL ASSETS	318,060,353,870

LIABILITIES AND NET ASSETS
LIABILITIES
Current Liabilities
Payables and other current liabilities	391,498,832
Overpayment of Installments	236,965,753
TOTAL LIABILITIES	628,464,585

NET ASSETS
Without restrictions from resource provider	317,431,889,285
With restrictions from resource provider	-

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TOTAL NET ASSETS	317,431,889,285

TOTAL LIABILITIES DAN NET ASSETS	318,060,353,870

STATEMENT OF COMPREHENSIVE INCOME (Rp)
WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER
REVENUES
Loan Administration Service Income	8,264,381,189
Interest Income	1,471,296,836
Other Income	8,053,620
TOTAL REVENUES	9,743,731,645
INCOME (EXPENSES)
Recovery/(Allowance) for Impairment of Loan	4,019,102,201
Other Income/(Expenses)	(346,206,901)
TOTAL INCOME/(EXPENSES)	3,672,895,300
SURPLUS	13,416,626,945
WITH RESTRICTIONS FROM RESOURCE PROVIDER	-
OTHER COMPREHENSIVE INCOME	-
TOTAL COMPREHENSIVE INCOME	13,416,626,945

STATEMENT OF CHANGES IN NET ASSETS (Rp)
NET ASSETS
WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER

Beginning balance	304,015,262,340
Surplus	13,416,626,945
Ending balance	317,431,889,285
Other comprehensive income	-
Total	317,431,889,285
WITH RESTRICTIONS FROM RESOURCE PROVIDER	-
TOTAL NET ASSETS	317,431,889,285

STATEMENT OF CASH FLOWS (Rp)
OPERATING ACTIVITIES
Loan repayments from Foster Partners	171,333,881,031
Payment Loan	(2,700,000)
Acceptance of Loan Administration Services	8,045,335,305
Interest Income	1,471,296,836
Distribution of Loan Funds to Fostered Partners	-
Distribution of SOEs Collaboration Loans	(20,000,000,000)
Return of Excess Installments to Fostered Partners	(49,387,428)
NET CASH FLOWS RECEIVED TO OPERATING ACTIVITIES	160,798,425,744
INCREASE IN CASH AND CASH EQUIVALENTS	160,798,425,744
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,599,419,605
CASH AND CASH EQUIVALENTS AT END OF YEAR	172,397,845,349

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DIGITALIZATION OF MSE MANAGEMENT

Starting in 2021, Telkom implemented digitalization of integrated MSE Funding Program management through the UKM Access application, making it easier for MSEs to access all MSE services provided by Telkom and the loan application process for MSEs became easier and faster. Apart from that, digital management also makes it easier for Telkom to monitor loan repayments.

Furthermore, in 2022, Telkom has re-engineered the UKM Access application by dividing the application specifically for TJSL Managers through New Smart Survey and specifically for Foster Partners through UKM Access Reborn. Telkom also migrated the CDC Dashboard from the Extract Transform Load (ETL) mechanism to become a machine to machine mechanism through the Application Programming Interface (API) which is integrated with SIMPKBL in real time. In addition, Telkom CDC developed the Satu Data UKM platform to create a comprehensive profile of Telkom-assisted MSEs based on personal data profiles and business data, which is expected to help Company determine and offer the right TelkomGroup products for MSEs.

CSR ACTIVITIES SUCCESS PARAMETERS

The success of Telkom's TJSL Program activities is measured using the Community Satisfaction Index (IKM), Net Promoter Score (NPS), and Social Return on Investment (SROI) methods. Telkom's CSR (TJSL) Index measurement in 2023 will reach 83.84%, which shows that Telkom's CSR activities are in the good category or strong level and have a positive influence on the Company's image. This is due to an increase in the perception of assisted MSEs/beneficiaries and the surrounding community regarding Telkom's CSR program, especially in the Corporate Governance & Economic Responsibility.

Then, the Net Promoter Score (NPS) is used to measure the success of social responsibility towards society and identify the level of community motivation to promote Telkom products and services. The NPS measurement results in 2023 reached 56, showing a positive value from the public's perspective in recommending Telkom products.

Meanwhile, Social Return on Investment (SROI) is used to measure the beneficial impact of the TJSL Program. In 2023, measurements were carried out on 4 priority programs in the fields of Environment, Education and MSE Development with an average value 2.01 from the target of > 1.5. This shows that every rupiah invested in the TJSL Program provides a return in the form of a social beneificial impact of more than 1 Rupiah.

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AWARDS OF TJSL PROGRAM 2023

Events	Awards	Providing Agencies /Intitutions
Penghargaan Transparansi dan Penurunan Emisi Korporasi 2023	● Transparency in Corporate Emission Reduction in Green Category ● Transparency in Corporate Emission Calculations in Gold Category	Bumi Global Karbon Foundation (BGK Foundation) in collaboration with B-Universe Investor Magazine
Indonesia Best Workplace for Women Award 2023	Best Workplaces for Women 2023 in Providing Women Employee Welfare Facilities, Category Telecommunications, and Internet Provider	HerStory.co.id
Asia-Pacific Climate Leaders Award 2023	Asia-Pacific Climate Leaders Award 2023 in Action Category for the Internet Service Provider Sector	Financial Times & Statista
HR Excellent Awards 2023	● CSR Category – Silver Awards ● Employee Volunteerism Category – Gold Awards	Human Resource Online Singapore
The International CSR Excellent Awards	Best CSR Excellence Concept	The Green Organization UK
International Business Awards	Gold Winner in the Education Sector Category	The Asia-Pacific Stevie Awards
BUMN Corporate Communication and Sustainability Summit (BCOMSS)	CID Education Category as Gold Winner	Ministry of SOE
Padmamitra Award	Gold Winner in Educational Empowerment Category	CSR Indonesia Forum
Bisnis Indonesia Corporate Social Responsibility Award (BISRA) 2023	Gold in the Economic Pillar Category	Bisnis Indonesia Group
CSR IDX Channel Award	Best Program in Environmental Development Initiatives Category	IDX Channel
B-Universe Award	Best Program in Economic SCR Initiatives Category	B-Universe
Katadata Green Initiative Awards 2023	Katadata Green Initiative Awards 2023 Transportation/Technology Sector	Katadata Insight Center

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APPENDICES

287	Appendix 1	:	Glossary
295	Appendix 2	:	List of Abbreviations
300	Appendix 3	:	Cross Reference to the Circular Letter by the Financial Services Authority No. 16/SEOJK.04/2021
314	Appendix 4	:	Affiliate Transactions List

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APPENDIX 1:

GLOSSARY

2G

The abbreviation for second-generation: relating to or using a technology that gave mobile phone users improved features and allowed people to send text messages (SMS).

3G

The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

4G/LTE

A fourth generation super fast internet network technology based on IP that makes the process of data transfer much faster and more stable.

5G

A fifth generation of cellular mobile communications which targets high data rate, reduced latency, energy saving, cost reduction, higher system capacity and massive device connectivity.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an "ADR"), a certificate traded on a U.S. securities market (such as the New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 100 shares of common stock.

AKHLAK

Defined as Amanah (trustworthy), Kompeten (competent), Harmonis (harmonious), Loyal (loyal), Adaptif (adaptive), and Kolaboratif (collaborative) values that underlie the behavior of SOE personnel.

Application Development Platform

Defined as an application creation platform which refers to a set of technologies that can assist companies in designing, developing, and implementing these applications.

ARPU

Average Revenue per Unit, a measure used primarily by telecommunications and networking companies which states how much revenue is generated by the user on average. It is defined as the total revenue from specified services divided by the number of users of such services.

Artificial Intelligent

Defined as computer program developed by human on a system so that they can think like human and can complete certain task by processing and recognizing data pattern.

B2B (Business-to-Business)

The sale of products or services provided by one business and intended for another business, not to consumers.

B2C (Business-to-Customer)

A business that provides services or sales of goods or services to individual or group of consumers directly.

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Backbone

The main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, fiber optic and other transmission technology.

Balanced Scorecard

One of the tools used by managers to measure the performance of a business seen from four perspectives. The four perspectives consist of a financial perspective, a customer perspective, an internal business process perspective, and a growth and learning perspective.

Bandwidth

The capacity of a communication link.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, or the Indonesian Capital Market and Financial Institution Supervisory Agency, the predecessor to the OJK.

Big Data Platform

Defined as a large, varied, and dynamic data processing platform.

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

CFU

Customer Facing Unit, similar to a strategic business unit, which is an organizational unit that interacts with certain customer segments, with responsibility for profit and loss respectively, and is responsible for restructuring subsidiaries and business portfolios that are relevant to certain business segments that being its responsibility.

Cloud Computing

The practice of using a network of remote servers hosted on the internet to store, manage, and process data, rather than a local server or a personal computer.

Cloud Hybrid

The storage infrastructure that uses a combination of on-premises storage resources with a public cloud storage provider.

Co-Location

Telecommunication infrastructure leasing service that owned existing sites after the first customer or Anchor Tenant, which offers the space in telecommunication infrastructure to install their equipments.

Common Stock

Our Series B shares having a par value of Rp50 per share.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer’s premises.

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Cyber Attack

A cyber attack is deliberate of the exploitation of computer systems, technology-dependent enterprises, and networks. Cyber attacks use malicious code to alter computer code, logic or data, resulting in disruptive consequences that can compromise data and lead to cybercrimes, such as information and identity theft.

Cyber Security

An effort to protect information from cyber attacks. Cyber attacks in information operations are any kind of deliberate action to disrupt the confidentiality, integrity, and availability of information.

Data Center

The facility composed of networked computers, storage systems and computing infrastructure that organizations use to assemble, process, store and disseminate large amounts of data.

Data Management Platform

Defined as a platform that manages data, such as collecting, organizing, and activating data from various online and offline sources, for the purposes of advertising and personalization initiatives.

Deep-Link

The use of a hyperlink that links to a specific, generally searchable or indexed, piece of web content on a website, rather than the website's home page.

Digitization

Process of converting non-digital information to digital. If a company uses this digital information to increase business, generate revenue, or simplify some business processes, it is called digitization. The result of the digitization and digitization process is called digital transformation.

Dwiwarna Share

The Series A Dwiwarna Share have a par value of Rp50 per share. The Dwiwarna Share is held by the Government and provides special voting rights and veto rights over certain matters related to our corporate governance.

e-Commerce

Electronic commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

e-Procurement

Electronic procurement, the process of procuring goods and services carried out online.

Earth Station

Antennas and related equipment used to receive or transmit telecommunication signals via satellites.

EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

Edutainment

Education and entertainment.

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Face Recognition

The technology capable of matching a human face from a digital image or a video frame against a database of faces, which is typically employed to authenticate users through ID verification services, and works by pinpointing and measuring facial features from a given image.

Fiber Optic

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireline

A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

Gateway

A peripheral that bridges a packet-based network (IP) and a circuit-based network (PSTN).

Gbps

Gigabit per second, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second.

GHz

Gigahertz, The hertz (symbol Hz), is the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

GMS

General Meeting of Shareholders, which may be an Annual General Meeting of Shareholders (“AGMS”) or an Extraordinary General Meeting of Shareholders (“EGMS”).

GraPARI

Telkomsel service network.

Graphical Processing Unit (GPU) Farming

Defined as a graphics processing usage allocation system.

GSM

Global System for Mobile Telecommunication which is the European standard for digital cellular telephones.

High Throughput Satellite

Communication satellite that provides more throughput than conventional communication satellites (Fixed Satellite Service or FSS), which refers to a significant increase in capacity when using the same amount of orbital spectrum from 2 to more than 100 times as much capacity as the classic FSS.

Hyperscale Data Center

Data center that can accommodate 5,000 or more servers and has an area of more than 10,000 square feet (over 900 square meters).

Homes Passed

A connection with access to fixed-line voice, IPTV and broadband services.

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In-memory database

Defined as database processing performed on memory storage media.

Insider Trading

The trading of a public company's stock or other securities (such as bonds or stock options) by individuals with access to nonpublic information about the company. In various countries, some kinds of trading based on insider information is illegal.

Interconnection

The physical linking of a carrier’s network with equipment or facilities not belonging to that network.

Internet of Things

Computing concept that describes the idea of everyday physical objects being connected to the internet and being able to identify themselves to other devices and send and receive data.

Intranet

A computer network based on TCP / IP protocols such as the internet, however the usage is restricted or closed and only certain people or users can log on and use the intranet network.

IP

Internet Protocol, the method or protocol by which data is sent from one computer to another on the internet.

IPO

Initial Public Offering, the first sale of stock by a Company to the public.

IP Transit

The large-scale interconnection service to the global internet with reliable performance, bundled with extensive features, Block IP with BGP routing, and Autonomous System (AS) owned by clients.

IPTV

Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.

ISP

Internet Service Provider, an organization that provides access to the internet.

Latency

Delay in network communications that indicating the time it takes for data to transfer across the network.

Leased Line

A dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

Mbps

Megabit per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

Metro Ethernet

Bridge or relationship between locations that are apart geographically. This network connects LAN customers at several different locations.

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MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second.

Mobile Broadband

The marketing term for wireless internet access through a portable modem, mobile phone, USB Wireless Modem or other mobile devices.

Multimedia Data Extraction

Defined as advances in web analytics, news, social media crawlers (such as text, sound, and images) that are integrated with analytics engines.

Network Access Point

A public network exchange facility where ISPs connected in peering arrangements.

OJK

Otoritas Jasa Keuangan, or the Financial Services Authority, the successor of Bapepam-LK, is an independent institution with the authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as a non-bank financial industry sector.

OTT

Over The Top, a generic term commonly used to refer to the delivery of audio, video, and other media over the internet without the involvement of a multiple-system operator in the control or distribution of the content.

PoP

Point of Presence. An access point, location or facility that connects to and helps other devices establish a connection with the Internet, which may consist of a router, switches, servers and other data communication devices. We operate two points of presence, namely main and primary points of presence. The "main point of presence" is the main transportation network that contains traffic aggregates within a country. The "primary point of presence" is a collection of major regional transportation networks that have the ability to create a service.

Postpaid

A type of communication service where customers can use telecommunications services first and then pay for them.

Prepaid

A type of communication service where the customer makes an advance payment in order to use telecommunications services.

PSA 62

Audit Standard Statement No. 62 (PSA 62) is a statement issued by the Indonesian Accounting Association which states that in conducting audits of financial statements of government entities or other recipients of government financial assistance which conducts stock offers through the capital market, auditors must comply with the provisions of the Capital Market Law.

PSTN

Public Switched Telephone Network, a telephone network operated and maintained by Telkom.

Pulse

The unit in the calculation of telephone charges.

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Reverse Stock

The compression of shares to become a smaller amount of shares using higher value per share.

RMJ

Regional Metro Junction, an inter-city cable network installation service in one regional (region/province).

Satellite Transponder

Radio relay equipment embedded in a satellite that receives signals from earth and amplifies and transmits the signal back to the earth.

Security Insight Platform

Defined as a platform for generating insights on cyber security.

Self Assessment

Guidelines are used as a form of accountability for collegially assessing the performance of the Board of Commissioners.

SIM cards

Subscriber Identity Module card is a stamp-sized smart card placed on a mobile phone that holds the key to the telecommunication service.

SKKL

Sistem Komunikasi Kabel Laut/Submarine Communications Cable System, a cable laid on the sea bed between land-based stations to carry telecommunication signals across stretches of ocean.

SKSO

Sistem Komunikasi Serat Optik/Optical Fiber Communication System is a system that transmits information or data from one point to another through optical fiber.

SMS

Short Messaging Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.

SOA

Sarbanes-Oxley Act, effective from July 30, 2002, also known as the Public Company Accounting Reform and Investor Protection Act and Corporate and Auditing Accountability and Responsibility Act.

SOE/BUMN

State-Owned Enterprise/Badan Usaha Milik Negara is a government-owned company, state-owned company, state-owned entity, state-owned company, public-owned company, or parastatal which is a legal entity formed by the Government to conduct commercial activities on behalf of the Government as the owner.

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SOX Section 404

SOX Section 404 (Sarbanes-Oxley Act Section 404) mandates that all publicly-traded companies must establish internal controls and procedures for financial reporting and must document, test, and maintain those controls and procedures to ensure their effectiveness.

Stock Split

Splitting the number of shares to increase the shares volume using a lower value per share.

Switching

A mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

TPE

A normalized way to refer to transponder bandwidth which simply means how many transponders would be used if the same total bandwidths used only 36 Mt transponder (1 TPE = 36 MHz).

Treasury Stock

Stock/share which bought back/repurchased by the issuing company.

USO

Universal Service Obligation, the service obligation imposed by the Government on all telecommunications services providers for the purpose of providing public services in Indonesia.

Various standalone and embedded AI capabilities

Defined as various kinds of artificial intelligence (AI) capabilities, both stand-alone and combined with other devices, such as Indonesian Natural Language Processing (NLP), Sentiment Analysis, Text to Speech, Speech to Text, Image Recognition for Objects Detection/Counting/Segmentation, Machine/Deep Learning, Facial Recognition, and Robotics Process Automation (RPA).

VoIP

Voice over Internet Protocol, a means of sending voice information using the IP.

VPN

Virtual Private Network, a secure private network connection, built on top of publicly-accessible infrastructure, such as the internet or the public telephone network. VPN typically employs some combination of encryption, digital certificates, strong user authentication and access control to secure the traffic they carry. VPN provides connectivity to many machines behind a gateway or firewall.

VSAT

Very Small Aperture Terminal, a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

Vulnerability Management Platform

It is a platform for managing cyber security vulnerabilities such as malware, viruses or hacking.

Whistleblower

The term for employees, former employees or workers, members of institutions or organizations who report actions that are considered to violate the regulation to the authorities.

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APPENDIX 2:

LIST OF ABBREVIATIONS

Keyword	Descriptions
A2P	Application to Person
ACGS	ASEAN Corporate Governance Scorecard
ACHI	AKHLAK Culture Health Index
ACMF	ASEAN Capital Market Forum
ADS	American Depositary Shares
AGMS	Annual General Meeting of Shareholders
AKHLAK	Amanah Kompeten Harmonis Loyal Adaptif Kolaboratif
AO	Application Owner
AP	Administered Prices
API	Application Programming Interface
ARPU	Average Revenue per Unit
ASEAN	Association of Southeast Asian Nations
ASKALSI	Asosiasi Kabel Laut Seluruh Indonesia or Indonesian Submarine Cable Association
ATM	Automated Teller Machine
B2B	Business-to-Business
B2C	Business-to-Consumer
BAKAMLA	Badan Keamanan Laut or Maritime Security Agency
BAM	Business Account Manager
Bapepam-LK	Badan Pengawas Pasar Modal dan Lembaga Keuangan or Financial Institution Supervisory Agency
BBM	Bahan Bakar Minyak
BCM	Business Continuity Management
BCP	Business Continuity Plan
BOC	Board of Commissioners
BOD	Board of Directors
BPJS	Badan Penyelenggara Jaminan Sosial or Social Insurance Administration Organization
BPK	Badan Pemeriksa Keuangan
BPO	Business Process Outsourcing
BPS	Badan Pusat Statistik or Central Bureau of Statistics
BSCS	Batam-Singapore Cable System
BTS	Base Transceiver Station
CAGR	Compund Annual Growth Rate
CAPEX	Capital Expenditure
CDC	Community Development Center
CDIO	Chief Digital & Innovation Officer
CDN	Content Delivery Networks
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CFRO	Chief Financial & Risk Officer
CHCO	Chief Human Capital Officer
CITO	Chief Information Technology Officer
COCA	Calendar of Culture Action
CONS	Consumer Service
COSO	Committee of Sponsoring Organizations of the Treadway Commission
COVID-19	Corona Virus Disease 19
CPaaS	Communication Platform as a Service
CPE	Customer Premises Equipment
CSLS	Customer Satisfaction and Loyalty Survey
CRM	Customer Relationship Management
CSA	Control Self Assessment
CSR	Corporate Social Responsibility

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Keyword	Descriptions
CSS	Corporate Strategic Scenario
DB	Digital Business
DC Co	Data Center Co
DRP	Disaster Recovery Plan
DSL	Digital Subscriber Line
DTH	Direct to Home
EBIS	Enterprise & Business Service
Edutainment	Education and Entertainment
EGM	Executive General Manager
ERM	Enterprise Risk Management
ESG	Environmental, Social, and Governance
ESOP	Employee Stock Ownership Program
ETL	Extract Transform Load
EWR	Early Warning Report
EY	Ernst & Young
FHCI	Forum Human Capital Indonesia
FMC	Fixed & Mobile Convergence
FRAMES	Fraud Management System
FRM	Finance & Risk Management
Gbps	Gigabit per second
GCG	Good Corporate Governance
GCT	Group Corporate Transformation
GDP	Gross Domestic Product
GHz	Gigahertz
GMS	General Meeting of Shareholders
GRI	Global Reporting Initiative
GRO	Government Relationship Officer
GSD	Graha Sarana Duta
GSM	Global System for Mobile Communication
HAKORDIA	Hari Anti Korupsi Dunia or World Anti-Corruption Day
HAM	Hak Asasi Manusia or Human Rights
HCM	Human Capital Management
HD	High Definition
HR	Human Resource
HSDC	HyperScale Data Center
HTS	High Throughput Satellite
IA	Internal Audit
IAI	Ikatan Akuntan Indonesia
IAS	International Accounting Standards
ICOFR	Internal Control over Financial Reporting
ICT	Information and Communications Technology
IDN	Indonesia Digital Network
IDX/BEI	Indonesia Stock Exchange/Bursa Efek Indonesia
IFAS	Indonesian Financial Accounting Standard
IFRS	International Financial Reporting Standard
IGG	Indonesia Global Gateway
IHSG	Indeks Harga Saham Gabungan or Composite Stock Price Index
IIA	Institute of Internal Auditor
IICD	Indonesia Institute for Corporate Directorship
IKM	Indeks Kepuasan Masyarakat or Community Satisfaction Index
IMF	International Monetary Fund
IMS	Integrated Management System
IOH	Indosat Ooredoo Hutchsion
IoT	Internet of Things
IPLC	International Data Center or International Connectivity

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Keyword	Descriptions
IPO	Initial Public Offering
IPR	Intellectual Property Rights
ISAK	Interpretasi Standar Akuntansi Keuangan or Interpretation of Statements of Financial Accounting Standards
ISO	International Organization for Standardization
ISP	Internet Service Provider
IT	Information Technology
ITDRI	Indonesia Telecommunication and Digital Research Institute
JaKaLaDeMa	Jawa Kalimantan Sulawesi Denpasar Mataram
Jo.	Juncto
KAP	Kantor Akuntan Publik or Public Accountant Firm
KEKD	Komite Etika dan Kepatuhan & Disiplin
KEMPR	Komite Evaluasi dan Monitoring Perencanaan dan Risiko or Committee for Planning and Risk Evaluation and Monitoring
KEU	Keuangan or Finance
KIPAS	Komunitas Provokasi Aktivasi or Community Cultural Activation Provocation
KNKG	Komite Nasional Kebijakan Governance or Governance Policy National Committee
KNR	Komite Nominasi dan Remunerasi or Committee for Nomination and Remuneration
KPI	Key Performance Indicator
KPK	Komisi Pemberantasan Korupsi or Corruption Eradication Commission
KPPU	Komisi Pengawasan Persaingan Usaha or Commission for the Supervision of Business Competition
KTI	Kawasan Timur Indonesia or Eastern Indonesia
kWh	KiloWatt Hour
LED	Light Emitting Diode
LSE	London Stock Exchange
LTE	Long Term Evolution
LTI	Long Term Incentive
M&A	Merger & Acquisition
MDI	Metra Digital Investama
MDM	Metra Digital Media
MNO	Mobile Network Operator
MSOP	Management Stock Ownership Program
MSE	Micro and Small Enterprise
MTN	Medium-Term Notes
MTTI	Mean Time to Install
MTTR	Mean Time to Repair
MVNO	Mobile Virtual Network Operator
NAP	Network Access Point
NIB	Nomor Induk Berusaha
NITS	Network & IT Solution
NPS	Net Promoter Score
NPWP	Nomor Pokok Wajib Pajak or Tax Identification Number
NSP	Nada Sambung Pribadi
NYSE	New York Stock Exchange
OECD	Organization for Economic Co-operation and Development
OJK	Otoritas Jasa Keuangan or Financial Services Authority
OLO	Other Licensed Operator
OTT	Over the Top
PaDi	Pasar Digital
PAYU	Pay As You Use
PEFINDO	PT Pemeringkat Efek Indonesia
PKBL	Program Kemitraan dan Bina Lingkungan or Partnership and Community Development Program
PN	Perusahaan Negara or State Company
POJK	Peraturan Otoritas Jasa Keuangan or Regulation of Indonesia Financial Services Authority
PoP	Point of Presence
POTS	Plain Old Telephone Service

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Keyword	Descriptions
PPID	Pejabat Pengelola Informasi dan Dokumentasi or Information Management and Documentation Officer
PPKM	Pemberlakuan Pembatasan Kegiatan Masyarakat
PPMP	Program Pensiun Manfaat Pasti
PSAK	Pernyataan Standar Akuntansi Keuangan or Statements of Financial Accounting Standards
PSTN	Public Switched Telephone Network
QMS	Quality Management System
QoS	Quality of Service
RJPP	Rencana Jangka Panjang Perseroan or Company’s Long Term Plan
RKAP	Rencana Kerja Anggaran dan Pendapatan or Budgeting and Revenue Work Plan
ROA	Return on Asset
ROE	Return on Equity
RPT	Related Party Transaction
SaaS	Software as a Service
SAK	Standar Akuntansi Keuangan or Financial Accounting Standard
SASB	Sustainability Accounting Standards Board
SDG	Sustainable Development Goals
SD-WAN	Software Defined-Wide Area Network
SEA-ME-WE 5	Southeast Asia-Middle East -Western Europe 5
SEA-ME-WE 6	Southeast Asia-Middle East -Western Europe 6
SEA-US	Southeast Asia-United States
SEC	Securities and Exchange Commission
SEM	Structural Equation Modeling
SEOJK	Surat Edaran Otoritas Jasa Keuangan or Circular Letter of Indonesia Financial Service Authority
SFH	School from Home
SGM	Senior General Manager
SIUP	Surat Izin Usaha Perdagangan or Business Permit
SKKL	Sistem Komunikasi Kabel Laut or Submarine Communications Cable System
SKSO	Sistem Komunikasi Serat Optik or Fiber Optic Communication System
SLI	Sambungan Langsung Internasional or International Direct Dialing
SMAP	Sistem Manajemen Anti Penyuapan or Anti-Bribery Management System
SMB	Small Medium Business
SME	Small and Medium Enterprise
SMK	Sekolah Menengah Kejuruan or Vocational School
SMK3/OHSAS	Sistem Manajemen Keselamatan dan Kesehatan Kerja or Occupational Health and Safety Assessment System
SOX	Sarbanes Oxley Act
SP	Strategic Portfolio
SPI	Sistem Pengendalian Internal or Internal Control System
SROI	Social Return on Investment
SSO	Shared Service Operation
TAM	Tele Account Management
THR	Tunjangan Hari Raya or Religious Holiday Allowance
TIOC	Telkom Integrated Operation Center
TKDN	Tingkat Komponen dalam Negeri
TLK	Telkom Ticker in New York Stock Exchange
TLKM	Telkom Ticker in Bursa Efek Indonesia
USO	Universal Service Obligation
VAR	Value Added Reseller
VF	Volatile Food
VOD	Video on Demand
VOD	Voice over Data
VoIP	Voice over Internet Protocol
VP	Vice President
VPN	Virtual Private Network
WBS	Whistleblowing System

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Keyword	Descriptions
WEO	World Economic Outlook
WIB	Wholesale and International Business
WINS	Wholesale and International Service
WPO	Whistleblower Protection Officer

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APPENDIX 3:

CROSS REFERENCE TO THE CIRCULAR LETTER BY THE FINANCIAL SERVICES AUTHORITY NO. 16/SEOJK.04/2021

No.	CRITERIA		EXPLANATION	PAGES
I	FORM OF ANNUAL REPORT
1.	Annual Report is presented in the form of printed documents and electronic copies of documents.
2.	Annual Report presented as printed document should be printed on light-colored, good quality, A4 sized paper, bound and possible to be reproduced in good quality.
3.	Annual Report can present information in the form of pictures, graphs, tables, and/or diagrams by including clear titles and/or descriptions, thus they are easy to read and understand.
4.	Annual Report presented in the form of a copy of an electronic document is the Annual Report converted in PDF format.
II	CONTENT OF ANNUAL REPORT
1.	Annual Report should at least contain information about:	1)	key financial data highlight;	14-16
		2)	stock information (if any);	17-19
		3)	Board of Commissioners’ report;	23-28
		4)	Directors’ report;	29-34
		5)	Issuer or Public Company’s profile;	8-9
		6)	management discussion and analysis;	81-143
		7)	Issuer or Public Company’s governance;	144-267
		8)	Issuer or Public Company social and environmental responsibility;	268-283
		9)	audited annual financial report; and	Exhibit 99
		10)	statement of Directors and board of Commissioners on the responsibility for the Annual Report.	35-36
2.	Description of The Contents of Annual Report
a.	Key Financial Data Highlight

Highlights of Key Financial Data presents information in comparative form over a period of 3 (three) financial years or since the commencement of business if the Issuer or Public Company has been running for less than 3 (three) years, and should at least contain:

14-16
		1)	revenue;
		2)	gross profit;
		3)	profit (loss);
		4)	profit (loss) attributable to parent and non-controlling interests;
		5)	comprehensive profit (loss);
		6)	comprehensive profit (loss) attributable to parent and non-controlling interests;
		7)	net profit (loss) per share;
		8)	total assets;
		9)	total liabilities;
		10)	total equity;
		11)	profit (loss) to total asset ratio;
		12)	profit (loss) to equity ratio;
		13)	profit (loss) to revenue ratio;
		14)	current ratio;
		15)	liabilities to equity ratio;
		16)	liabilities to total asset ratio; and
		17)	other financial information and ratios relevant to Issuer or Public Company and their industry type.
b.	Stock Information	Information of stock for Public Company shall at least contains:		17-19
		1)	stock issued for three months period (if any) presented in comparative

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form in the last 2 (two) financial years at least contain:
			a)	outstanding stock;
			b)	market capitalization by the price in the Stock Exchange where the stock is listed;
			c)	highest, lowest, and closing stock price by the price in the Stock Exchange where the stock is listed; and
			d)	traded volume in the Stock Exchange where the stock is listed;
			e)	stock prices before and after corporate actions;
2)

in the event of corporate actions such as stock split, reverse stock, stock dividend, stock bonus, and par value decrease, stock price information referred to in point 1) should then include explanation concerning at least:

18-19
			a)	date of corporate actions;
			b)	ratio of stock split, reverse stock, stock dividend, stock bonus, and the changes of par value;
			c)	amount of outstanding stock before and after corporate actions; and
			d)	number of conversion effects executed (if any); and
			e)	stock price before and after corporate actions;
		3)	in the event that the company’s stock trade is suspended and/or delisted during the year reported, Issuer or Public Company should explain the reason for such suspension and/or delisting; and		No suspension/delisting
4)

in the event that the suspension as referred to in number 3) and/or the process of delisting is still ongoing until the final period of the Annual Report, the Issuer or Public Company should explain the actions taken to resolve the matter.

No suspension/delisting
c.	Board of Directors’ Report	Board of Directors’ Report shall at least contain:			29-34
		1)	brief description about the performance of Issuer or Public Company, that at least include:
			a)	strategies and strategic policies of Issuer or Public Company;
			b)	Board of Directors' role in strategy formulation and the strategic policy of the Issuer or Public Company;
			c)	the process carried out by the Board of Directors to ensure the implementation of the Issuer's or Company's strategy Public;
			d)	comparison between the results achieved with those targeted by the Issuer or Public Company; and
			e)	constraints experienced by Issuers or Public Company;
		2)	description of the Issuer or Public Company's business prospects; and
		3)	implementation of Issuer or Public Company’s governance.
d.	Board of Commissioners’ Report	Board of Commissioners’ Report shall at least contains:			23-28
1)

assessment on the performance of the Directors in managing the Issuer or Public Company, including supervision of the Board of Commissioners in the formulation and implementation of the Issuer's or Public Company's strategy by the Board of Directors;

		2)	overview on the business prospects of Issuer or Public Company established by the Board of Directors;
		3)	overview on the implementation of Issuer or Public Company’s governance;
e.	Profile of Issuer or Public Company	The Issuer or Public Company’s Profile at least contains:			8
		1)	name of Issuer or Public Company, including, if any, changes in names, reasons for such changes, and the effective date of name;
		2)	access to Issuer or Public Company, including branch or representative offices that enables people to obtain the information of:		8
			a)	address;

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			b)	telephone number;
			c)	e-mail address; and
			d)	website address;
		3)	brief history of the Issuer or Public Company;		42
		4)	vision and mission of Issuer or Public Company and corporate culture or company values;		38-41
		5)	business activities according to the latest articles of association, business activities conducted during the financial year, and as well as types of goods and/or services produced;		43-44
		6)	the operational area of Issuer or Public Company; is an area for the implementation of operational activities or the range of the company’s operational activities.		13
		7)	organizational structure of Issuer or Public Company in a form of chart, of at least to 1 (one) structural level under Board of Directors including the committees under Board of Directors (if any) and committees under the Board of Commissioners, accompanied by name and position;		45
		8)	a list of industry association memberships both on a national and international scale related to the implementation of sustainable finance;		46-47
		9)	profile of the Directors, consisting of at least:		55-60
			a)	name and position that corresponds to the duties and responsibilities;
			b)	latest photograph;
			c)	age;
			d)	nationality;
			e)	educational background;
			f)	employment record, consisting of:
(1) legal basis of Board of Directors members appointment for the first time at the related Issuer or Public Company;
(2) double position, either as member of Directors, Commissioners, and/or committee as well as other positions (if any); and
(3) work experience and the time period both inside and outside the Issuer or Public Company;
			g)	affiliation with other members of the Board of Directors, members of the Board of Commissioners, major shareholders, and controllers either directly or indirectly to individual owners, including the names of affiliated parties. In the event that a member of the Board of Directors has no affiliation, the Issuer or Public Company shall disclose this matter; and	59
			h)	changes in the composition of the members of the Board of Directors and the reasons for the changes. In the event that there is no change in the composition of the members of the Board of Directors, it will be disclosed regarding this matter	60
		10)	profile of Board of Commissioners, consisting of:		48-54
			a)	name and title;
			b)	latest photograph;
			c)	age;
			d)	nationality;
			e)	educational background and/or certification;
			f)	employment record, consisting of:
(1) legal basis for the appointment as a member of the Board of Commissioners
(2) legal basis for the first appointment as a member of the Board of Commissioners who is an independent commissioner of the related Issuer or Public Company;

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(3)

double position, either as member of Board of Commissioners, Directors, and/or committee, as well as other positions, both inside and outside the Issuer or Public Company. In the event that a member of the Board of Commissioners does not have double positions, then this is disclosed; and

(4) work experience and the time period both inside and outside the Issuer or Public Company;
			g)	affiliation with other members of the Board of Commissioners, major shareholders, and controllers either directly or indirectly to individual owners, including names of affiliated parties; In the event that a member of the Board of Commissioners does not have any affiliation, the Issuer or Public Company shall disclose this matter;	53
			h)	statement of independence of the independent commissioner in the event that the independent commissioner has served more than 2 (two) terms; and	171
			i)	changes in the composition of the members of the Board of Commissioners and the reasons for the changes. In the event that there is no change in the composition of the members of the Board of Commissioners, this matter shall be disclosed;	54
		11)	in the event of a change in the composition of the Board of Commissioners and/or Directors taking place after the fiscal year until the deadline of Annual Report submission, management composition stated in the Annual Report is then the composition of the Board of Commissioners and/or Directors both the latest and the previous one;		54
		12)	number of employees by gender, position, age, education level, and employment status (permanent/contracted) in the financial year. Disclosure of information can be presented in tabular form.		62-64
		13)	name of shareholders and ownership percentage at the end of financial year, information includes among others:		65-67
			a)	shareholders having 5% (five percent) or more shares of Issuer or Public Company;
b)

member of Directors and Board of Commissioners owning shares of Issuer or Public Company. In the event that all members of the Board of Directors and/or all members of the Board of Commissioners do not own shares, then this matter is disclosed; and

			c)	group of public shareholders each having less than 5% (five percent) share ownership of Issuer or Public Company;
The above information can be presented in tabular form.
14)

the percentage of indirect ownership of the shares of the Issuer or Public Company by members of the Board of Directors and members of the Board of Commissioners at the beginning and end of the financial year, including information on shareholders registered in the shareholder register for the benefit of indirect ownership of members of the Board of Directors and members of the Board of Commissioners;

In the event that all members of the Board of Directors and/or all members of the Board of Commissioners do not have indirect ownership of the shares of the Issuer or Public Company, this matter shall be disclosed.

71-73
		15)	number of shareholders and ownership percentage at the end of financial year presented in the following classifications:		66-67
			a)	local institution ownership;
			b)	foreign institution ownership;
			c)	local individual ownership; and
			d)	foreign individual ownership;

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		16)	information concerning major and controlling shareholder of Issuer or Public Company, both direct and indirect, until the individual owner, presented in the form of scheme or diagram;		65
17)

names of subsidiaries, associated companies, joint ventures in which Issuer or Public Company owns control with the entities, along with the percentage of share ownership, line of business, total asset, and operating status of such companies (if any);

For subsidiaries, information of company’s address should be added;

68-73
18)

chronology of stock listing, number of stock, par value, and offering price from the beginning of listing up to the end of the financial year and name of Stock Exchange where Issuer or Public Company’s stock are listed including stock splits, reverse stock, stock dividends, shares bonuses, and changes in the nominal value of shares, implementation of conversion effects, implementation of capital additions and subtractions (if any);

74-75
19)

information of other securities listing other than the securities referred to in point 18) which have not matured in the financial year at least contain the name of the securities, year of issue, interest rate/yield, maturity date, offering value, and rating of securities (if any);

76-79
		20)	information on the use of public accounting services (AP) and public accounting firms (KAP) and their networks/associations/allies include:		80
			a)	name and address;
			b)	assignment period;
			c)	information on audit and/or non-audit services provided;
			d)	audit and/or non-audit fee for each assignment given during the financial year; and
			e)	in the event that AP and KAP and their networks/associations/allies, which are appointed do not provide non-audit services, then the information is disclosed; and
Disclosure of information on the use of AP and KAP services and their networks/associations/allies can be presented in tabular form.
		21)	name and address of capital market supporting institutions and/or professions other than AP and KAP.		80
f.	Management Discussion and Analysis

Annual Report must contain discussion and analysis of Financial Report and other significant information by emphasizing material changes taking place during the year under review. It should at least contain:

81-143
		1)	operational review by business segment in accordance with the industry of Issuer or Public Company, consisting of at least:
			a)	Production, which includes process, capacity and its development;
			b)	Revenue; and
			c)	Profitability;
2)

comprehensive financial performance including a comparison between the financial performance of the last two financial years, explanation on the causes of such changes and their impact, which among others includes:

115-118
			a)	current assets, non-current assets, and total assets;
			b)	Short-term liabilities, long-term liabilities, and total liabilities;
			c)	equity;
			d)	revenue, expenses and profit (loss), other comprehensive revenue and comprehensive income (loss); and
			e)	cash flow;
		3)	capability to pay debts by presenting relevant ratio;		129
		4)	account receivables collectability of Issuer or Public Company receivable by presenting relevant ratio;		133
		5)	capital structure and management’s policies on the capital structure, as		130

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well as basis of the policy making;
		6)	discussion on material commitment for the investment of capital expenditure with explanation concerning:		132
			a)	purpose of such commitment;
			b)	sources of funds expected to fulfill to the commitment;
			c)	currency of denomination;
			d)	steps taken by the Issuer or Public Company to protect the position of related foreign currency against risks;
		7)	discussion on realization of investment of capital expenditure within the last Financial year, that at least contains:		132
			a)	type of capital expenditure investments;
			b)	purpose of capital expenditure investments;
			c)	value of capital expenditure investments issued;
		8)	material information and facts occurring after the date of accountant’s report (if any);		134
9)

business prospects of Issuer or Public Company in relation to the industry, economy in general, and international market, and accompanied with the supporting quantitative data from reliable Data resource;

135-136
		10)	comparison between target/projection at the beginning of financial year and the realization, that includes:		137
			a)	revenue;
			b)	profit (loss);
			c)	capital structure; or
			d)	other information deemed necessary by the Issuer or Public Company;
		11)	target/projection of the Issuer or Public Company within 1 (one) year, that includes:		138
			a)	revenue;
			b)	profit (loss);
			c)	capital structure;
			d)	dividend policy; or
			e)	other information deemed necessary by the Issuer or Public Company;
		12)	marketing aspects of the goods and/or services of Issuer or Public Company, including among others marketing strategies and market Share;		103-114
		13)	description of dividend during the past 2 (two) financial years (if any), includes at least:		139
			a)	dividend policy; including information on the percentage of dividends distributed to net income;
			b)	date of cash dividend payment and/or date of non-cash dividend Distribution;
			c)	amount of dividend per share (cash and/or non-cash); and
			d)	amount of dividend paid per year;
Disclosure of information can be presented in tabular form. In the event that the Issuer or Public Company does not distribute dividends in the last 2 (two) years, this matter shall be disclosed.
		14)	realization of the use of proceeds from Public Offering is under the Following conditions:		140
a)

in the event that during the financial year reported, the Issuer is obliged to submit report on realization of use of proceeds, then Annual Report should disclose accumulated realization of use of Proceeds until the end of the financial year; and

b)

in the event that there is a change in the use of proceeds as stipulated in Financial Services Authority Regulation on Report on Realization of Use of Proceeds, the Issuer should then explain such change;

		15)	material information (if any) concerning, among others investment,		141

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expansion, divestment, merge, acquisition, debt/capital restructuring, affiliated transaction, and transaction with conflict of interests, taking place during the financial year (if any). Information includes:

			a)	date, value and object of transaction;
			b)	name of transacting parties;
			c)	nature of Affiliated relation (if any);
			d)	explanation of fairness of transaction; and
			e)	compliance with related rules and regulations;
			f)	in the event that there is an affiliation relationship, in addition to disclosing the information as referred to in letter a) to letter e), the Issuer or Public Company also discloses information:
(1)

a statement from the Board of Directors that the affiliate transaction has gone through adequate procedures to ensure that the affiliated transaction is carried out in accordance with generally accepted business practices, among others, by complying with the arms-length principle; and

(2)

the role of the Board of Commissioners and the audit committee in carrying out adequate procedures to ensure that affiliated transactions are carried out in accordance with generally accepted business practices, among others, by complying with the arms-length principle;

g)

for affiliated transactions or material transactions which are business activities carried out in order to generate business income and are carried out regularly, repeatedly and/or continuously, an explanation is added that the affiliated transactions or material transactions are business activities carried out in order to generate business income and are carried out regularly. routine, repetitive, and/or continuous;

In the case of affiliate transactions or material transactions referred to has been disclosed in the report annual financial, added information regarding disclosure references in reports the annual finances.

h)

for disclosure of affiliated transactions and/or conflict of interest transactions resulting from the implementation of affiliated transactions and/or conflict of interest transactions that have been approved by independent shareholders, additional information regarding the date of the GMS which approved the affiliated transactions and/or conflict of interest transactions is added;

			i)	in the event that there are no affiliated transactions and/or conflict of interest transactions, then such matters shall be disclosed;
		16)	description of changes in regulation which have a significant effect on the Issuer or Public Company and its impacts on the financial report (if any); and		142
		17)	changes in the accounting policy, rationale and impacts on the financial statement (if any).		143
g.	Governance of Issuer or Public Company	Governance of Issuer or Public Company at least contains brief description of:
		1)	General Meeting of Shareholders (GMS) shall at least contain:		154-158
			a)	Information regarding the resolutions of the GMS in the financial year and 1 (one) year prior to the financial year includes:
(1) resolutions of the GMS in the financial year and 1 (one) year before the financial year are realized in the financial year; and
(2) resolutions of the GMS for the financial year and 1 (one) year before the financial year that have not been realized and the reasons for not realizing them;
			b)	in the event that the Issuer or Public Company uses an independent

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party in the conduct of the GMS to calculate the votes, then this matter shall be disclosed;
		2)	Directors, consisting of among others:		209-222
a)

scope of work and responsibility of each member of the Directors;

Information regarding the duties and responsibilities of each member of the Board of Directors is described and can be presented in tabular form.

			b)	disclosure that the Directors have Directors’ charter;
c)

policies and implementation regarding the frequency of meetings of the Board of Directors, joint meetings of the Board of Commissioners, and the level of attendance of members of the Board of Directors in such meetings including attendance at the GMS;

Information on the level of attendance of members of the Board of Directors at the meeting of the Board of Directors, the meeting of the Board of Directors with the Board of Commissioners, or the GMS can be presented in tabular form.

			d)	training and/or competency improvement of members of the Board of Directors:
(1) policies on training and/or improving the competence of members of the Board of Directors, including an orientation program for newly appointed members of the Board of Directors (if any); and
(2) training and/or competency improvement attended by members of the Board of Directors in the financial year (if any);.
			e)	The Board of Directors' assessment of the performance of the committees that support the implementation of the Board of Directors' duties for the financial year shall at least contain:
(1) performance appraisal procedures; and
(2) criteria used such as performance achievement during the financial year, competence and attendance in a meeting; and
			f)	in the case that the Issuer or Public Company does not have a committee that supports the implementation of tasks the Board of Directors, then it is disclosed regarding this matter.
		3)	Board of Commissioners, consisting of among others:		159-178
			a)	description of responsibility of the Board of Commissioners;
			b)	disclosure that the Board of Commissioners has Board of Commissioners’ charter;
c)

policies and implementation of the frequency of meetings of the Board of Commissioners, meetings of the Board of Commissioners with the Board of Directors and the level of attendance of members of the Board of Commissioners in the meeting including attendance at the GMS;

Information on the level of attendance of members of the Board of Commissioners at the meeting of the Board of Commissioners, the meeting of the Board of Commissioners with the Board of Directors, or the GMS can be presented in tabular form.

			d)	training and/or competency improvement of members of the Board of Commissioners:
(1) policies on training and/or improving the competence of members of the Board of Commissioners, including orientation programs for newly appointed members of the Board of Commissioners (if any); and
(2) training and/or competency improvement attended by members of the Board of Commissioners in the financial year (if any);
			e)	performance appraisal of the Board of Directors and the Board of Commissioners as well as each member of the Board of Directors and

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the Board of Commissioners, including among others:
(1) procedure of performance assessment implementation;
(2) the criteria used are performance achievements during the financial year, competence and attendance at meetings; and
(3) parties conducting the assessment;
			f)	The Board of Commissioners' assessment of the performance of the Committees that support the implementation of the duties of the Board of Commissioners in the financial year includes:
(1) performance appraisal procedures; and
(2) the criteria used are performance achievements during the financial year, competence and attendance at meetings;
		4)	The nomination and remuneration of the Board of Directors and the Board of Commissioners shall at least contain:		197-200
			a)	nomination procedure, including a brief description of the policies and process for nomination of members of the Board of Directors and/or members of the Board of Commissioners; and
			b)	procedures and implementation of remuneration for the Board of Directors and the Board of Commissioners, among others:
(1) procedures for determining remuneration for the Board of Directors and the Board of Commissioners;
(2) the remuneration structure of the Board of Directors and the Board of Commissioners such as salaries, allowances, bonuses and others; and
(3) the amount of remuneration for each member of the Board of Directors and member of the Board of Commissioners; Disclosure of information can be presented in tabular form.
		5)	Syariah supervisory board, for Issuer or Public Company running business under the principles of Syariah as expressed in the Articles of Association, contains at least:		Not relevant
			a)	name;
			b)	the legal basis for the appointment of the syariah supervisory board;
			c)	period of assignment of the syariah supervisory board;
			d)	tasks and responsibilities of syariah supervisory board; and
			e)	frequency and method of advising and supervisory on the compliance of syariah principles in capital market toward the Issuer or Public Company;
		6)	Audit Committee, consisting of among others:		179-188
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employment record, consisting of:
(1) legal basis of appointment as member of committee;
(2) double position, either as member of Board of Commissioners, Directors, and/or committee and other positions (if any); and
(3) work experience and the time period, both inside and outside the Issuer or Public Company;
			f)	period of service of Audit Committee members;
			g)	disclosure of independence of Audit Committee;
			h)	training and/or competency improvement that have been followed in the financial year (if any);
			i)	disclosure of company policies and the implementation on frequency of Audit Committee meetings and the attendance of Audit Committee members in such meetings; and

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			j)	brief description activities carried out by Audit Committee during the financial year based on what is stated in Audit Committee Charter;
		7)	Committee or function of nomination and remuneration of Issuers or Public Companies, consisting of among others:		189-200
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employment record, consisting of:
(1) legal basis of appointment as committee member;
(2) double position, either as member of Board of Commissioners, Directors and/or committee and the other positions (if any); and
(3) work experience and the time period both inside and outside the Issuer or Public Company;
			f)	period of service of committee members;
			g)	disclosure of independence of committee;
			h)	training and/or competency improvement that have been followed in the financial year (if any);
			i)	description of duties and responsibilities;
			j)	disclosure that the committee has charter of committee;
			k)	disclosure of company policies and the implementation on frequency of committee meetings and the attendance of committee members in such meetings;
			l)	brief description activities during the financial year;
			m)	in the event that no nomination and remuneration committee is formed, the Issuer or Public Company is sufficient to disclose the information as referred to in letter i) to letter l) and disclose:
(1) reasons for not forming the committee; and
(2) the party carrying out the nomination and remuneration function;
8)

other committees the Issuer or Public Company has in order to support the function and tasks of Directors (if any) and/or committees that support the functions and duties of the Board of Commissioners, consisting of among others:

201-208
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employment record, consisting of:
(1) legal basis of appointment as committee member;
(2) double position, either as member of Board of Commissioners, Directors and/or committee and the other positions (if any); and
(3) work experience and the time period both inside and outside the Issuer or Public Company;
			f)	period of service of committee members;
			g)	disclosure of independence of committee;
			h)	training and/or competency improvement that have been followed in the financial year (if any);
			i)	description of duties and responsibilities;
			j)	disclosure that the committee has charter of committee;
			k)	disclosure of company policies and the implementation on frequency of committee meetings and the attendance of committee members in such meetings; and
			l)	brief description activities during the financial year;
		9)	Corporate Secretary, consisting among others:		223-225

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			a)	name;
			b)	domicile;
			c)	employment record, consisting of:
(1) legal basis of appointment as Corporate Secretary; and
(2) work experience and the time period both inside and outside the Issuer or Public Company;
			d)	educational background;
			e)	training and/or competency improvement that have been followed in the financial year; and
			f)	brief description activities carried out by Corporate Secretary during the financial year;
		10)	Internal audit unit, consisting among others:		226-230
			a)	name of internal audit unit’s chief;
			b)	employment record, consisting of:
(1) legal basis of appointment as internal audit unit’s chief; and
(2) work experience and the time period both inside and outside the Issuer or Public Company;
			c)	qualification/certification as an internal audit (if any);
			d)	training and/or competency improvement that have been followed in the financial year;
			e)	structure and position of internal audit unit;
			f)	description of tasks and responsibilities of internal audit unit;
			g)	disclosure that the unit has charter internal audit unit; and
h)

brief description of the implementation of the duties of the internal audit unit in the financial year including the policy and implementation of the frequency of meetings with the Board of Directors, Board of Commissioners, and/or audit committee;

		11)	description of internal control system implemented by Issuer or Public Company, consisting of at least:		231-234
			a)	operational and financial control, along with compliance with other prevailing rules and regulations; and
			b)	review on effectiveness of internal control system;
			c)	statement of the Board of Directors and/or Board of Commissioners on the adequacy of the internal control system;
		12)	risk management system implemented by Issuer or Public Company, consisting of at least:		235-252
			a)	general description of risk management system of Issuer or Public Company;
			b)	types of risks and efforts to manage such risks; and
			c)	review on effectiveness of the risk management system of Issuer or Public Company;
			d)	statement of the Board of Directors and/or Board of Commissioners on the adequacy of the internal control system;
		13)	legal cases that have a material impact faced by Issuers or Public Companies, subsidiaries, members of the Board of Directors and members of the Board of Commissioners (if any), at least contain:		254
			a)	material of the case/claim;
			b)	status of settlement of case/claim; and
			c)	impacts on the financial condition of the Issuer or Public Company;
		14)	information on administrative sanctions to Issuer or Public Company, members of the Board of Commissioners and Directors, by Financial Service Authority and other authorities during the fiscal year (if any);		255
		15)	information on code of conducts and culture of Issuer or Public Company (if any) consisting of:		265-266

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No.	CRITERIA		EXPLANATION		PAGES
			a)	main points of code of conducts;
			b)	form of socialization of code of conducts and efforts to enforce it; and
			c)	disclosure of that code of conducts is applicable to member of Directors, Board of Commissioners, and employers of Issuer or Public Company;
		16)	a brief description of the policy of providing long-term performance-based compensation to management and/or employees owned by the Issuer or Public Company (if any), including the management stock ownership program (MSOP) and/or share ownership program by employees (employee stock ownership program/ESOP); In terms of providing compensation in the form of a management stock ownership program (MSOP) and/or an employee stock ownership program (ESOP), the information disclosed must at least contain:		260
			a)	amount of stock and/or options;
			b)	time period of exercise;
			c)	requirements for eligible employees and/or Management; and
			d)	exercise price;
		17)	brief description of disclosure policy information regarding:		259
a)

share ownership of members of the Board of Directors and members Board of Commissioners no later than 3 (three) working days after the occurrence of ownership or any change of ownership of the Company's shares Open; and

			b)	implementation of the said policy;
		18)	explanation on Whistleblowing System at the Issuer or Public Company to report misconducts causing potential loss to the company or the stakeholders (if any), consisting of among others:		253-258
			a)	procedure to submit whistleblowing report;
			b)	protection for whistleblower;
			c)	handling of whistleblowing;
			d)	party managing whistleblowing; and
			e)	results of whistleblowing handling, consisting of at least:
(1) number of whistleblowing registered and processed in financial year; and
(2) follow up of whistleblowing;
In the event that the Issuer or Public Company does not have a whistleblowing system, it is disclosed regarding this matter.
		19)	a description of the anti-corruption policy of the Issuer or Public Company, at least containing:		267
			a)	programs and procedures implemented in overcoming the practice of corruption, kickbacks, fraud, bribery and/or gratuities in Issuers or Public Companies; and
			b)	anti-corruption training/socialization to employees of Issuers or Public Companies;
In the event that the Issuer or Public Company does not have an anti-corruption policy, the reasons for not having the said policy are explained.
		20)	implementation of Public Company Governance Guidelines for Issuer that issues Equity Securities or Public Company, consisting of:		146-152
			a)	disclosure of implemented recommendations; and/or
			b)	explanation concerning unimplemented recommendation, including reasons for such conditions and alternatives (if any).
Disclosure of information can be presented in tabular form.
h.	Social and Environmental Responsibility of	1)

Information disclosed in the social and environmental responsibility section is a Sustainability Report as referred to in the Financial Services Authority’s Regulation No. 51/POJK.03/2017 concerning the

Telkom publish the 2022 Sustainability Report separately

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No.	CRITERIA		EXPLANATION		PAGES
	Issuer or Public Company		Implementation of Sustainable Finance for Financial Services Institutions, Issuers, and Public Companies, containing at least :
			a)	explanation of the sustainability strategy;
			b)	an overview of sustainability aspects (economic, social, and environmental);
			c)	brief profile of the Issuer or Public Company;
			d)	explanation of the Board of Directors;
			e)	sustainability governance;
			f)	sustainability performance;
			g)	written verification from an independent party, if any;
			h)	feedback sheet for readers, if any; and
			i)	the response of the Issuer or Public Company to the previous year's report feedback;
2)

The Sustainability Report as referred to in number 1), must be prepared in accordance with the Technical Guidelines for the Preparation of a Sustainability Report for Issuers and Public Companies as contained in Appendix II which is an integral part of this Financial Services Authority Circular Letter;

		3)	Information on the Sustainability Report in number 1) could be:		Information available on Sustainability Report 2022
a)

disclosed in other relevant sections outside of the social and environmental responsibility section, such as the Directors' explanation regarding the Sustainability Report disclosed in the section related to the Directors' Report; and/or

b)

refers to other sections outside the social and environmental responsibility section while still referring to the Technical Guidelines for the Preparation of Sustainability Reports for Issuers and Public Companies as listed in Appendix II which is an integral part of this Financial Services Authority Circular Letter, such as profiles Issuer or Public Company;

		4)	The Sustainability Report as referred to in number 1) is an inseparable part of the Annual Report but can be presented separately from the Annual Report;		Telkom publish the 2022 Sustainability Report separately
		5)	In the event that the Sustainability Report is presented separately from the Annual Report, the information disclosed in the said Sustainability Report must:
			a)	contains all the information as referred to in number 1); and
b)

prepared in accordance with the Technical Guidelines for the Preparation of a Sustainability Report for Issuers and Public Companies as contained in Appendix II which is an integral part of this Circular Letter of Financial Services Authority;

		6)	In the event that the Sustainability Report is presented separately from the Annual Report, then the social and environmental responsibility section contains information that information regarding social and environmental responsibility has been disclosed in the Sustainability Report which is presented separately from the Annual Report; and		269
		7)	Submission of the Sustainability Report which is presented separately from the Annual Report must be submitted together with the submission of the Annual Report.
i.	Audited Financial Statement	The annual financial statements contained in the Annual Report are prepared in accordance with financial accounting standards in Indonesia and have been audited by a public accountant registered with the Financial Services			322

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No.	CRITERIA	EXPLANATION	PAGES

Authority. The said annual financial report contains a statement regarding the accountability for financial statements as regulated in the Financial Services Authority Regulation regarding the Board of Directors' responsibility for financial reports or the laws and regulations in the capital market sector which regulates the periodic reports of securities companies in the event that the Issuer is a securities company.

j.	Statement of Members Board of Directors and Board of Commissioners on The Responsibility for the Annual Report

Statement of members of Directors and Board of Commissioners on the responsibility for the Annual Report is composed in accordance to the format of Statement of Members of Directors and Board of Commissioners on the Responsibility for the Annual Report as attached in the Appendix I as an inseparable part of the  Circular Letter of FSA.

35-36

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APPENDIX 4:

AFFILIATE TRANSACTIONS LIST

Service Receiver	Telkom	AdMedika	Finnet	ISH	MDI	GYS	Metranet	Nutech	Pojok Celebes Mandiri	TelkomSat	TelkomInfra	TLT	Mitratel	GSD	Infomedia	Melon	Telkom Metra	Pramindo	Telkomsel	Telin	Telin HK	Telin SG	Sigma Cipta Caraka	Telkomedika	SSI	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Media Nusantara Data Global	MDM	Metrasat	Telin malaysia	TSGN	Digiserve	Telkom Data Ekosistem	Persada Soka	Napsindo	Sigma Group	Telin Australia
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39
Telkom
SHL Interest										√	√			√	√			√					√												√		√
Advertising/Printing Service					√		√									√			√											√
APP2P Service																														√
Technical Assistant/ Investigation Survey Service													√																							√
Call Center / Contact Center Service - Outsourcing															√
Colocation / Maintenance / Supporting Service														√									√															√
CPE Managed Application Service																	√	√																√
Health Service		√
Jasa I/C SLI 007																			√		√	√
ii_007 – Signalling Service																			√
Domestic Incoming Service (Interconnection)																			√
Device Installation Service											√		√
Construction Service														√												√
Content Service/PIB																√	√		√
IPLC/SIMBOX International Services																				√
Lease & Trade Service																										√
License/Application Service																												√

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Manage Capacity Service																									√
Management Service			√						√	√																				√
PE2PE Service																			√
Building Management Service/Site						√						√		√
Building Rental Service/Tower													√
Telecommunication Facilities Service: CINOP, GRX, etc																			√
SARTEL-SARPEN Service										√						√			√			√					√				√
SARTEL-SARPEN Service (IDR)								√					√
SARTEL-SARPEN Service-CALLCENTER															√
SARTEL-SARPEN Service-WIFI.ID (IDR)																				√
Satellite Link/Transponder/VISAT/ Sirkit Service										√							√							√
Rental Link : Metroethernet, Astinet, VPN IP, DINACCESS Service		√	√	√	√	√	√	√	√	√	√	√	√	√	√	√	√	√	√	√			√	√	√	√			√		√	√		√
Work Facilities / Seat Management Rental Services																		√
Training/Assessment Service			√		√		√				√	√	√		√		√			√					√			√			√
AdMedika
Health Service	√
Finnet
Collection Service	√																		√
Colocation/Maintenance/Supporting Service																						√
CPE Managed Platform Service	√
Credit Voucher Fee Service/RITNAS																		√
Injapati Service/VAS: call center, calling card, vas																					√
E-Payment/Money Service	√
ISH
Colocation/Maintenance/Supporting Service																																	√
Outsourcing Service	√						√		√	√			√					√	√	√					√	√					√
MDI
Incubation Service	√
GYS

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Building Management Service/Site	√
Metranet
Advertising/Printing Service	√				√		√	√		√				√				√
Colocation/Maintenance/Supporting Service	√																			√
CPE Managed Device Service				√
Satellite Service & VAS															√
Nutech
CPE Managed Device Service	√									√
E-Payment/Money Service										√
Pojok Celebes Mandiri
E-Ticketing Service		√	√		√		√		√				√			√			√
Management Service	√
TelkomSat
Incubation Service	√
Manage Capacity Service	√
Management Service	√
Telecommunication Facilities Service: CINOP, GRX, etc											√
SARTEL-SARPEN Service	√
Satellite Link/Transponder/VISAT/ Sirkit Service	√								√	√		√
Satellite Service & VAS																	√
SMS KA Service																√
TelkomInfra
Device Installation Service	√
Maintenance Service						√				√									√
Manage Capacity Service	√
Management Service											√				√
Supporting Service										√
TLT
Technical Assistance Service/ Investigation Survey																			√
Credit Voucher Fee Service/RITNAS												√

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Building Management Service/Site	√		√				√	√					√	√	√	√	√			√					√
Building Rental Service/Tower	√			√						√									√
Mitratel
Technical Assistance Service/ Investigation Survey	√
Device Installation Service	√
Manage Capacity Service	√
Building Rental Service/Tower	√															√							√
GSD
Technical Assistance Service/ Investigation Survey																											√
Colocation/Maintenance/Supporting Service																											√
Hosting Service/CDN																√
Construction Service	√
Lease & Trade Service	√
Building Management Service/Site	√	√	√			√	√	√				√			√	√	√		√	√	√				√
Building Rental Service/Tower										√
Supporting Service					√									√								√						√
Transport Management Service	√																					√
Infomedia Nusantara
Call Center/Contact Center Service - Outsourcing	√						√		√							√								√
Colocation/Maintenance/Supporting Service																													√
Access Network Service	√
Management Service													√
Outsourcing Service	√					√									√	√						√								√
Building Management Service/Site											√
Supporting Service					√												√
Melon
Content Service/PIB	√															√		√					√			√
SARTEL-SARPEN Service	√
Telkom Metra

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SHL Interest																√
Advertising/Printing Service	√
Content Service/PIB	√					√								√
Building Rental Service/Tower	√
Supporting Service	√			√					√	√				√		√	√		√
Pramindo Ikat Nusantara
CPE Managed Application Service	√
CPE Managed Device Service														√
CPE Managed Network Service	√																√
Credit Voucher Fee Service/RITNAS	√
Maintenance Service	√
Building Management Service/Site								√
Supporting Service				√
Work Facilities Rental Service/Seat Management	√		√			√							√
Server Rental Service	√
Telkomsel
Advertising/Printing Service	√			√																√
APP 2P Service	√
Collection Service		√
Colocation/Maintenance/Supporting Service																						√
Credit Voucher Fee Service/RITNAS						√					√
I/C SLI 007 Service	√														√			√
Domestic Incoming Service (Interconnection)	√
Content Service/PIB	√											√	√							√
E-Payment/Money Service					√
IoT Service	√
PE2PE Service	√
Building Management Service/Site										√
Building Rental Service/Tower									√												√
Supporting Service							√						√

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Telecommunication Facilities Service: CINOP, GRX, etc	√			√
Rental Link : Metroethernet, Astinet, VPN IP, DINACCESS Service	√
SMS KA Service																						√
Telin
Technical Assistance Service/ Investigation Survey																							√
Colocation/Maintenance/Supporting Service																									√
Hosting Service/CDN	√											√
International Service IPLC/SIMBOX	√						√									√
SARTEL-SARPEN Service -WIFI ROAM ING (IDR)	√
SARTEL-SARPEN Service -WIFI ROAM ING (USD)	√
Jasa SARTEL-SARPEN-WIFI.ID (IDR)	√
SARTEL-SARPEN Service -WIFI.ID (IDR)	√
Telin HK
I/C SLI 007 Service	√
Injapati Service/VAS: call center, calling card, vas			√
Content Service/PIB													√
Supporting Service					√
Satellite Link/Transponder/VISAT/ Sirkit Service	√
Telin SG
I/C SLI 007 Service	√
Data Center Service																									√
Supporting Service													√
Sigma Cipta Caraka
Colocation/Maintenance/Supporting Service	√	√	√			√	√	√	√		√	√	√	√		√	√	√	√	√	√	√		√
License/Application Service										√
Maintenance Service															√

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Supporting Service													√
Server Rental Service		√
TelkomMedika
Health Service	√			√			√	√	√	√	√	√		√	√	√	√	√	√	√	√
Health Equipment Sales					√
SSI
Colocation/Maintenance/Supporting Service																	√
Satellite Link/Transponder/VISAT/ Sirkit Service	√
Bosnet
Management Service	√				√		√
Telkom Akses
Technical Assistance Service/ Investigation Survey					√					√					√							√
Access Network Service	√
Construction Service	√
Lease & Trade Service	√
Maintenance Service	√
Manage Capacity Service	√
Management Service						√															√
Supporting Service											√
Transport Management Service											√
Telin Timor Leste
I/C SLI 007 Service															√
Content Service/PIB												√
Metrasat
Content Service/PIB	√														√
Telin USA
Technical Assistance Service/ Investigation Survey			√
Media Nusantara Data Global
Colocation/Maintenance/Supporting Service	√							√							√	√

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Data Center Service				√
MDM
Advertising/Printing Service	√		√		√		√	√
APP 2P Service	√
Colocation/Maintenance/Supporting Service											√
Management Service	√
Satellite Service & VAS Service	√
SMS KA Service	√			√
Telin malaysia
Satellite Link/Transponder/VISAT/ Sirkit Service														√
Digiserve
Colocation/Maintenance/Supporting Service	√										√
CPE Managed Application Service	√							√	√
Incubation Service	√
License/Application Service					√	√
Management Service	√
Persada Soka
Technical Assistance Service/ Investigation Survey	√
Construction Service	√
Manage Capacity Service	√
Building Rental Service/Tower								√
Sigma Group
Colocation/Maintenance/Supporting Service	√														√
Supporting Service			√
Telkom Data Ekosistem
Colocation/Maintenance/Supporting Service	√	√							√	√		√				√
Data Center Service	√												√

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CONSOLIDATED FINANCIAL STATEMENTS

Exhibit 99	Audited Consolidated Financial Statements 2023 and Audited Financial Statements 2023 for Program Pendanaan Usaha Mikro dan Usaha Kecil

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ANNUAL REPORT 2023 FEEDBACK FORM

PT TELKOM INDONESIA (PERSERO) TBK

Thank you for your willingness to read this 2022 Annual Report. As part of an effort to perfect the contents of the following year's reporting. we look forward to hearing from you by answering the questions below.

QUESTION

1.	In your opinion, this Annual Report has provided useful information regarding various activities carried out by PT Telkom Indonesia (Persero) Tbk.
	SA	A	OTA	D	SD
2.	In your opinion, the material in this report including the data and information presented is easy to understand and understand.
	SA	A	OTA	D	SD
3.	In your opinion, the material in this report including the data and information presented is quite complete, covering all sustainability issues.
	SA	A	OTA	D	SD
4.	In your opinion, the material in this report including the data and information presented is reliable for decision-making.
	SA	A	OTA	D	SD

Remarks:

SA: Strongly Agree	A: Agree	OTA: On The Average	D: Disagree	SD: Strongly Disagree

5.	In your opinion, what information has been submitted in this report and is felt to be useful?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.	In your opinion, what information has been conveyed in this report and is felt to be of little use?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
7.	In your opinion, what about the display of this report both from the contents, design and layout as well as photos included?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8.	In your opinion, what information is felt to be lacking and must be completed in the upcoming Annual Report?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Your profile
Full name	: . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Age and Gender	: . . . . . . . . . . .Yo. M / F (cross the unnecessary ones)
Institution / Company	: . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Table of Content

Type of Institution / Company	:	Government	Industry	Media
		NGO	Public	Etc

Returning forms and other matters related to the 2022 Annual Report can be submitted to:

Investor Relations

The Telkom Hub, Telkom Landmark Tower 39th Floor

Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia

Phone	: (62-21) 521 5109
Fax	: (62-21) 522 0500
E-mail	: investor@telkom.co.id
Website	: www.telkom.co.id